Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
As submitted confidentially with the Securities and Exchange Commission on July 15, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sun Country Airlines Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4512	87-4092570
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2005 Cargo Road
Minneapolis, MN 55450
(651) 681-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Levenhagen, Esq.
General Counsel and Secretary
2005 Cargo Road
Minneapolis, MN 55450
(651) 681-3900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Brian M. Janson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Michael Kaplan, Esq. Derek Dostal, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share		$	$	$

(1)
Includes    shares of common stock that the underwriters have the option to purchase. See “Underwriting (Conflict of Interest).”

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. In accordance with Rule 457(c) of the Securities Act of 1933, as amended, the price shown is the average of the high and low selling prices of the common stock on           , 2021, as reported by the Nasdaq Global Select Market.

(3)
To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Subject to completion, dated July 15, 2021
PROSPECTUS

Shares
Sun Country Airlines Holdings, Inc.
Common Stock

The selling stockholder identified in this prospectus is selling shares of common stock of Sun Country Airlines Holdings, Inc., a Delaware corporation. We are not selling any shares of our common stock, and we will not receive any of the proceeds from the sale of shares of our common stock offered by the selling stockholder.
Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SNCY.” The last reported sale price of our common stock on            , 2021 was $      per share.
SCA Horus Holdings, LLC (the “Apollo Stockholder”), which is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., is currently our majority stockholder and is the selling stockholder in this offering. Following the completion of this offering, the Apollo Stockholder will no longer own a majority of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” under the corporate governance rules for Nasdaq-listed companies and we will be required to comply with additional corporate governance requirements of the Nasdaq rules, subject to the applicable phase-in periods. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock,” “Management—Loss of Controlled Company Status” and “Principal and Selling Stockholders.”
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. Please see “Prospectus Summary—Implications of Being an Emerging Growth Company.”
By participating in this offering, you are representing that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”
Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 22 of this prospectus.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)
See “Underwriting (Conflict of Interest)” for additional information regarding the underwriters’ compensation and reimbursement of expenses.

The underwriters may also exercise their option to purchase up to an additional shares from the selling stockholder at the public offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock against payment on or about            , 2021.

Joint Bookrunners
BarclaysMorgan Stanley
Co- Manager
Apollo Global Securities
Prospectus dated            , 2021

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83

sun country airlines

suncountry

Low fares. Nonstop.

GET
TO
GOING

NONSTOP AND AFFORDABLE LEISURE TRAVEL

COMFORTABLE GUEST EXPERIENCE

MEANINGFUL COMMUNITY PARTNERSHIPS

Sun Country

EXPANSIVE CHARTER OPERATIONS

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
For investors outside the United States: none of us, the selling stockholder or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.
None of us, the selling stockholder or the underwriters have authorized any other person to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
TRADEMARKS, TRADE NAMES, AND SERVICE MARKS
We use various trademarks, trade names and service marks in our business, including “Sun Country,” “Sun Country Airlines,” “Sun Country Connections,” “Sun Country Rewards,” “Sun Country Vacations,” “The Hometown Airline” and “UFLY,” as well as our signature “S” logo. This prospectus contains references to our trademarks, trade names and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
INDUSTRY AND MARKET DATA
We include in this prospectus statements regarding our industry, our competitors and factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by the United States Department of Transportation, as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. Certain statements regarding our competitors are based on publicly available information, including filings with the Securities and Exchange Commission and United States Department of Transportation by such competitors, published industry sources and management estimates. While we are not aware of any misstatements regarding the industry, competitor and market data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.
BASIS OF PRESENTATION
In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “Sun Country,” “we,” “us” and “our” refer, prior to our conversion to a corporation, to SCA Acquisition Holdings, LLC and its consolidated subsidiaries and, after our conversion to a corporation, to Sun Country Airlines Holdings, Inc. and its consolidated subsidiaries. See “Prospectus Summary—The Reorganization Transactions.”
On April 11, 2018, MN Airlines, LLC (d/b/a Sun Country Airlines and now known as Sun Country, Inc.) was indirectly acquired by certain investment funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”). As a result of the change of control, the acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that our assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether they relate to the period preceding the acquisition or the period succeeding the acquisition, respectively. Due to the change in the basis of accounting resulting from the acquisition, the consolidated financial statements for the Predecessor and Successor periods, included elsewhere in this prospectus, are not necessarily comparable.
All consolidated financial statements presented in this prospectus have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
For the years ended December 31, 2019 and 2018, we were managed as a single segment that provided scheduled service and charter air transportation to passengers. In May 2020, we began providing air cargo services under the ATSA (as defined in the “Glossary of Terms” below) and, during the fourth quarter of 2020, we determined that we have two reportable segments: passenger and cargo. As air cargo operations commenced in May 2020, the cargo segment had no comparable operations for any other prior period presented.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
GLOSSARY OF TERMS
Set forth below is a glossary of certain terms used in this prospectus:
“Adjusted CASM” means CASM excluding fuel costs, costs related to our cargo operations (starting in 2020 when we launched our cargo operations), certain commissions and other costs of selling our vacations product and excluding special items, income tax receivable expenses and other adjustments, as defined for the relevant reporting period, that are not representative of the ongoing costs necessary to our airline operations and may improve comparability between periods. We also exclude stock compensation expense when computing Adjusted CASM. Our compensation strategy includes the use of stock-based compensation to attract and retain employees and executives and is principally aimed at aligning their interests with those of our stockholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period. When Adjusted CASM is referenced or presented for other airlines, it has been adjusted to our average stage length for the period presented.
“Aircraft miles” means miles flown by all of our aircraft, measured by summing up the miles for each completed flight segment.
“Air traffic liability” means the value of tickets sold in advance of travel.
“ALPA” means the Air Line Pilots Association, the union representing our pilots. “Amazon” means Amazon.com Services, LLC, together with its affiliates.
“Ancillary revenue” consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance.
“Ancillary services” refers to the services that generate ancillary revenue.
“ATSA” means the Air Transportation Services Agreement, dated as of December 13, 2019, as amended as of June 30, 2020, by and between Sun Country, Inc. and Amazon.com Services, LLC (successor to Amazon.com Services, Inc.), as amended or modified from time to time.
“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.
“Average aircraft” means the average number of aircraft used in flight operations, as calculated on a daily basis.
“Average daily aircraft utilization” means block hours divided by number of days in the period divided by average aircraft.
“Average stage length” means the average number of statute miles flown per flight segment.
“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.
“Cargo service” includes our CMI service operations under the ATSA.
“CASM” or “unit costs” means operating expenses divided by total ASMs. When CASM is referenced or presented for other airlines, it has been adjusted to our average stage length for the period presented.
“CBA” means a collective bargaining agreement.
“CBP” means the United States Customs and Border Protection.
“Charter service” means flights operated for specific customers who purchase the entire flight from us and specify the origination and destination.
“Citizen of the United States” means (A) an individual who is a citizen of the United States; (B) a partnership each of whose partners is an individual who is a citizen of the United States; or (C) a corporation

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75% of the voting interest is owned and controlled by persons that are citizens of the United States.
“CMI service” means an arrangement whereby a cargo customer provides us with aircraft, pursuant to a sublease, and we provide crew, maintenance and insurance to operate such aircraft on the customer’s behalf. Amazon is currently our only CMI service customer.
“Completion factor” means the percentage of scheduled flights that are completed.
“COVID-19” means the novel coronavirus (SARS-CoV-2), which was first reported in December 2019.
“DOT” means the United States Department of Transportation.
“EPA” means the United States Environmental Protection Agency.
“FAA” means the United States Federal Aviation Administration.
“Flight cycle” means a cycle consisting of one take-off and one landing.
“Freighters” include the aircraft operated under the ATSA, which are configured entirely for cargo operations.
“GDS” means a Global Distribution System such as Amadeus, Sabre and Travelport, used by travel agencies and corporations to purchase tickets on participating airlines.
“IBT” means the International Brotherhood of Teamsters, the union representing our flight attendants.
“LCC” means low-cost carrier and includes JetBlue Airways and Southwest Airlines.
“Load factor” means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs) for scheduled service.
“Mainline U.S. passenger airlines” includes us, Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines and United Airlines.
“NMB” means the National Mediation Board.
“OTAs” means online travel agents.
“Passengers” means the total number of passengers flown on all flight segments.
“PRASM” means scheduled service revenue divided by ASMs for scheduled service.
“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.
“RLA” means the United States Railway Labor Act.
“Scheduled service” means transportation of passengers on flights we operate in and out of airports on a schedule of routes and flight times we provide for general sale.
“Scheduled service revenue” consists of base fares, unused and expired passenger credits and other expired travel credits for scheduled service.
“Stage-length adjustment” refers to an adjustment that can be utilized to compare CASM, PRASM and TRASM across airlines with varying stage lengths. All other things being equal, the same airline will have lower CASM, PRASM and TRASM as stage length increases since fixed and departure related costs are spread over increasingly longer average flight lengths. Therefore, as one method to facilitate comparison of these quantities across airlines (or even across the same airline for two different periods if the airline’s average stage length has changed significantly), it is common in the airline industry to settle on a common assumed

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
stage length and then to adjust CASM, PRASM and TRASM appropriately. Stage-length adjusted comparisons are achieved by multiplying the base metric by a quotient, the numerator of which is the square root of the carrier’s stage length and the denominator of which is the square root of the common stage length. Stage-length adjustment techniques require judgment and different observers may use different techniques. For stage-length PRASM or TRASM comparisons in this prospectus, the stage length being utilized is the aircraft stage length.
“TRASM” or “unit revenue” means total revenue divided by total ASMs. Starting in 2020, we exclude cargo revenue from total revenue as the freighters we operate under the ATSA do not contribute to our ASMs. When TRASM is referenced or presented for other airlines, it has been adjusted to our average stage length for the period presented.
“TSA” means the United States Transportation Security Administration.
“TWU” means the Transport Workers Union, the union representing our dispatchers.
“ULCC” means ultra low-cost carrier and includes Allegiant Travel Company, Frontier Airlines and Spirit Airlines.
“VFR” means visiting friends and relatives.

v

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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PROSPECTUS SUMMARY
The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” For definitions of certain terms used in this prospectus, see “Glossary of Terms” beginning on page iii.
Overview
Sun Country Airlines is a new breed of hybrid low-cost air carrier that dynamically deploys shared resources across our synergistic scheduled service, charter and cargo businesses. By doing so, we believe we are able to generate high growth, high margins and strong cash flows with greater resilience than other passenger airlines. We focus on serving leisure and visiting friends and relatives (“VFR”) passengers and charter customers and providing CMI service to Amazon, with flights throughout the United States and to destinations in Mexico, Central America and the Caribbean. Based in Minnesota, we operate an agile network that includes our scheduled service business and our synergistic charter and cargo businesses. We share resources, such as flight crews, across our scheduled service, charter and cargo business lines with the objective of generating higher returns and margins and mitigating the seasonality of our route network. We optimize capacity allocation by market, time of year, day of week and line of business by shifting flying to markets during periods of peak demand and away from markets during periods of low demand with far greater frequency than nearly all other large U.S. passenger airlines. We believe our flexible business model generates higher returns and margins while also providing greater resiliency to economic and industry downturns than a traditional scheduled service carrier.
Our Unique Business Model
Scheduled Service.   Our scheduled service business combines low costs with a high quality product to generate higher TRASM than ULCCs while maintaining lower Adjusted CASM than LCCs, resulting in best-in-class unit profitability. Our scheduled service business includes many cost characteristics of ultra low-cost carriers, or ULCCs (which include Allegiant Travel Company, Frontier Airlines and Spirit Airlines), such as an unbundled product (which means we offer a base fare and allow customers to purchase ancillary products and services for an additional fee), point-to-point service and a single-family fleet of Boeing 737-NG aircraft, which allow us to maintain a cost base comparable to these ULCCs. However, we offer a high quality product that we believe is superior to ULCCs and consistent with that of low-cost carriers, or LCCs (which include Southwest Airlines and JetBlue Airways). For example, our product includes more legroom than ULCCs, complimentary beverages, in-flight entertainment and in-seat power, none of which are offered by ULCCs. The combination of our agile peak demand network with our elevated consumer product allows us to generate higher TRASM than ULCCs while maintaining lower Adjusted CASM than LCCs. In addition, as a low cost, leisure focused carrier, rather than a business travel focused carrier, we believe we are one of the early beneficiaries of the industry rebound following the COVID-19 pandemic.
Charter.   Our charter business, which is one of the largest narrow body charter operations in the United States, is a key component of our strategy both because it provides inherent diversification and downside protection (it is uncorrelated to our scheduled service and cargo businesses, as evidenced by the fact that it recovered faster than our scheduled service business during the COVID-19 pandemic) as well as because it is synergistic with our other businesses (for example, we can dynamically deploy aircraft and pilots to their most profitable uses whether they be charter or scheduled service). Our charter business has several favorable characteristics, including large repeat customers, more stable demand than scheduled service flying and the ability to pass through certain costs, including fuel. Our diverse charter customer base includes casino operators, the U.S. Department of Defense, college sports teams and professional sports teams. We are the primary air carrier for the NCAA Division I National Basketball Tournament (known as “March Madness”), and we flew over 100 college sports teams during 2019. Our charter business includes ad hoc, repeat, short-term and long-term service contracts with pass through fuel arrangements and annual

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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rate escalations. Most of our business is non-cyclical because the U.S. Department of Defense and sports teams still fly during normal economic downturns, and our casino contracts are long-term in nature. Our charter business has proven to be more resilient than our scheduled service business during the COVID-19 induced downturn, with charter revenue having declined less than scheduled service revenue on a percentage basis in 2020 as compared to 2019. Additionally, our charter business complements our seasonal and day-of-week focused scheduled passenger service by allowing us to optimally schedule our aircraft and crews to the most profitable flying opportunities. In general, charter available seat miles, or ASMs, are highest in fall months when scheduled service operations are less favorable. From 2017 through 2019, we grew our charter revenue by approximately 32% while providing charter services to 395 destinations in 27 countries across the world. While our charter revenues were down as a result of COVID-19, they rebounded in the second half of 2020 and into the first quarter of 2021. In the first quarter of 2021, our charter revenues were 32.4% lower when compared to the first quarter of 2019. In comparison, combined U.S. passenger airline revenues were 61.7% lower during the first quarter of 2021 when compared to the first quarter of 2019.
Cargo.   On December 13, 2019, we signed a six-year contract (with two, two-year extension options, for a total term of 10 years), which we refer to as the “ATSA,” with Amazon to provide air cargo services. Flying under the ATSA began in May 2020 and, as of the date of this prospectus, we are flying 12 Boeing 737-800 cargo aircraft for Amazon (having been awarded two additional aircraft in October and November 2020 after the initial contract for 10 aircraft). Our CMI service is asset-light from a Sun Country perspective, as Amazon supplies the aircraft and covers many of the operating expenses, including fuel, and provides all cargo loading and unloading services. We are responsible for flying the aircraft under our air carrier certificate, crew, aircraft line maintenance and insurance, all of which allow us to leverage our existing operational expertise from our scheduled service and charter businesses. The ATSA has generated consistent, positive cash flows through the COVID-19 induced downturn. The ATSA offers potential future growth opportunities by establishing a long-term partnership with Amazon. Our cargo business also enables us to leverage certain assets, capabilities and fixed costs to enhance profitability and promote growth across our company. For example, we believe that by deploying pilots across each of our business lines, we increase the efficiency of our operations.
Our Transformation
In April 2018, Sun Country Airlines was acquired by the Apollo Funds. Since the acquisition, our business has been transformed under a new management team of seasoned professionals who have a strong combination of low-cost and legacy network airline experience.
•
We redesigned our network to focus our flying on peak demand opportunities by concentrating scheduled service trips during the highest yielding months of the year and days of the week and allocating aircraft to our charter service when it is more profitable to do so. This effectively shifted our focus toward leisure customers.

•
We invested over $200 million in capital projects that included modernizing the cabin experience with new seats, in-seat power and in-flight entertainment. Our investments also facilitated a transition to owning our fleet, rather than leasing, to reduce costs. We implemented a new booking engine, Navitaire, rebranded our product along with our website and invested in improving the customer support experience. We consolidated our corporate headquarters into an on-airport hangar.

•
We greatly expanded our ancillary products and services, which consist of baggage fees, seat assignment fees and other fees, increasing average ancillary revenue per scheduled service passenger by 148% from 2017 to 2019.

•
We launched and grew our asset light cargo business and fully integrated our pilot base across our scheduled service, charter and cargo businesses.

•
We reduced unit costs by 19% from 2017 to 2019 with several initiatives, including: renegotiating certain key contracts and agreements; increasing the portion of bookings made directly through our website; reducing the cost of our fleet through more efficient aircraft sourcing and financing; staffing efficiencies; and other cost-saving initiatives.

While the COVID-19 induced industry downturn impeded our growth in 2020, we believe that these investments have positioned us to profitably grow our business in the long term following a rebound in the

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U.S. airline industry and that our period of heavy investment in transformative capital spending is behind us for the foreseeable future.
Initial Public Offering, Private Placements and Follow-On Offering
On March 19, 2021, we completed our initial public offering (the “initial public offering”), in which we issued and sold 10,454,545 shares of our common stock at a public offering price of $24.00 per share. We received net proceeds of approximately $235.2 million from sales of shares in the initial public offering, after deducting underwriting discounts and commissions of approximately $15.7 million. We used approximately $46.2 million of the net proceeds from the initial public offering to repay all amounts outstanding under the CARES Act Loan. A portion of the proceeds was used to pay fees and expenses in connection with the initial public offering. The remaining net proceeds have been and will continue to be used for general corporate purposes, including to acquire additional aircraft.
Additionally, each of PAR Investment Partners, L.P. (“PAR Capital”) and certain funds or accounts managed by an investment adviser subsidiary of Blackrock, Inc. (such funds and accounts, the “Blackrock Entities”) purchased shares of our common stock from the Apollo Stockholder in private placements that closed on March 19, 2021 concurrently with our initial public offering. The number of shares of common stock purchased by each of PAR Capital and the Blackrock Entities from the Apollo Stockholder was based on an aggregate purchase price of $50.0 million and a price per share equal to 94% of the initial public offering price. Based on the initial public offering price of $24.00 per share of common stock, PAR Capital purchased 2,216,312 shares of common stock from the Apollo Stockholder at a price per share of $22.56 and the Blackrock Entities purchased an aggregate of 2,216,308 shares of common stock from the Apollo Stockholder at a price per share of $22.56.
On May 24, 2021, the Apollo Stockholder completed an underwritten public offering of 8,337,500 shares of common stock at a public offering price of $34.50 per share.
COVID-19 Induced Downturn
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and between March 1, 2020 and May 31, 2020, 42 U.S. states and territories, encompassing 73% of U.S. counties, issued mandatory stay-at-home orders, with most occurring during the month of April 2020. All major U.S. passenger airlines were negatively impacted by the declining demand environment resulting from the COVID-19 pandemic. We have experienced a significant decline in demand related to the COVID-19 pandemic, which has caused a material decline in our revenues and negatively impacted our financial condition and operating results during the COVID-19 pandemic, which is likely to continue for the duration of the COVID-19 pandemic, and our business operations were adjusted in response to the pandemic as described below. However, we believe that our diversified and flexible business model allowed us to mitigate the impact of COVID-19 on our business better than any other large U.S. passenger airline (which we consider to be the largest 11 U.S. mainline passenger carriers based on 2019 ASMs) based on pre-tax and operating income margins for the year ended December 31, 2020, as calculated by us based on publicly available information for other airlines. We believe this result was due to our business model, which includes a cargo business, allowing us to shift resources to our charter and cargo businesses and away from our scheduled service business during periods of low scheduled services passenger demand, focuses on leisure point-to-point routes and provides us with flexibility in scheduling our routes. Other airlines have different business models than ours, and a comparison of pre-tax and operating income margins among airlines during normal industry conditions may have a different result.
Actions we took during 2020 to mitigate the impact of the COVID-19 induced downturn preserved more than $152.0 million in liquidity and included: capacity reductions; a company-wide hiring freeze; headcount reductions; voluntary leave programs; reduced advertising expenditures; reduced capital expenditures; and deferred vendor payments. In February 2021, we entered into a new credit agreement (the “Credit Agreement”), which provides for a $25.0 million revolving credit facility (the “Revolving Credit Facility”), which is currently undrawn, and a $90.0 million delayed draw term loan facility (the “Delayed Draw Term Loan Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”) to be used to finance the acquisition of aircraft and engines. Further, we have received grants from the United States Department of the Treasury (“Treasury”) through the Payroll Support Program (the “Payroll Support

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Program”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and the American Rescue Plan Act of 2021 (“Payroll Support Program 3”), and accepted a loan from Treasury through the CARES Act Loan Program (the “CARES Act Loan”), which has now been repaid in full, without issuing any warrants, unlike nearly all other carriers with whom we compete that received government assistance. We have also maintained our pre-COVID-19 corporate credit ratings throughout the downturn. COVID-19 vaccines have become widely available in the United States with over 330 million doses administered and nearly 50% of the U.S. population fully vacinnated according to the Centers for Disease Control and Prevention (the “CDC”). As vaccines continue to become more widely distributed in 2021, we believe the airline industry will continue to rebound into the back half of 2021 and normalize in 2022. Given our focus on low-cost domestic leisure travel, we believe we are rebounding faster than most other U.S. airlines.
Our financial and operating results and business operations for our scheduled service and charter businesses for the year ended December 31, 2020 were materially and adversely impacted as a result of the COVID-19 pandemic, which impact is likely to continue during the duration of the COVID-19 pandemic. We believe that our financial and operating results for the year ended December 31, 2019 are more useful indicators of our scheduled service and charter service operating performance during normal industry conditions. See “Risk Factors.”
Our Competitive Strengths
We believe that the following key strengths allow us to compete successfully within the U.S. airline industry.
Diversified and Resilient Business Model.   Our diversified business model, which includes significant leisure and VFR focused scheduled service, charter and e-commerce related cargo service, is unique in the airline sector and mitigates the impact of economic and industry downturns on our business when compared with other large U.S. passenger airlines. Our charter business has rebounded quicker than our scheduled service business as customers such as the U.S. Department of Defense and large university sports teams continued to fly in 2020, while our casino customers are subject to long-term contracts and began flying again in June 2020. Our cargo business exhibited steady growth in 2020 and into the first half of 2021 as flying ramped up and demand remained strong, driven by underlying secular growth in e-commerce.
Agile Peak Demand Scheduling Strategy.   We flex our capacity by day of the week, month of the year and line of business to capture what we believe are the most profitable flying opportunities available from both our Minneapolis-St. Paul home market, or MSP, and our network of non-MSP markets. As a result, our route network varies widely throughout the year. For the year ended December 31, 2019, the most recent normalized full year before the COVID-19 pandemic, we flew approximately 38% of our ASMs during our top 100 peak demand days of the year as compared to 15% of our ASMs during our bottom 100 demand days of the year. For 2019, our average fare was approximately 29% higher on our top 100 peak demand days as compared to the remaining days of the year. In 2019, only 3% of our routes were daily year-round, compared to 67% for Southwest Airlines, 42% for Spirit Airlines, 8% for Frontier Airlines and 2% for Allegiant Travel Company. Our agile peak demand strategy allows us to generate higher TRASM by focusing on days with stronger demand. Our flexible network has also benefitted us in 2020 during the COVID-19 induced industry downturn where we have been able to quickly shift capacity from low demand markets to high demand markets within the United States as COVID-19 infection rates shifted across regions of the country. The following charts demonstrate that our schedule is highly variable by day of the week and month of the year.

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2019 Scheduled Service

Seasonal Demand Dictates Monthly Schedule

(% of 2019 Block Hours)
15.0%
10.0%
5.0%
0.0%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Winter
• MSP to warm leisure
• Midwest origination
Summer
• MSP to VFR
• MSP to leisure
• Hawaii
• Southern big city to Mexico/Caribbean
Fall
• MSP to VFR
• Big cities to LAS
• Holiday scheduling

Day-of-Week Capacity Determined by Demand Patterns

(% of 2019 Peak Day ASMs)
(TRASM)
100%
75%
50%
25%
10.50¢
9.50¢
8.50¢
7.50¢
Mon Tue Wed Thu Fri Sat Sun
Capacity Index (% of peak day)
TRASM

In addition to shifting aircraft across our network by season and day of week, we also shift aircraft between our scheduled service and charter businesses to maximize the return on our assets. We regularly schedule our fleet using what we refer to as “Power Patterns,” which involves scheduling aircraft and crew on trips that combine scheduled service and charter legs, dynamically replacing what would be lower margin scheduled service flights with charter opportunities. Our agility is supported by our variable cost structure and the cross utilization of our people and assets between our lines of business. Our synergies from cross utilization have increased since we began providing CMI services because our pilots are interchangeably deployed between scheduled service, charter and cargo flights. For example, when demand in our scheduled service business declined in 2020 as a result of the COVID-19 induced industry downturn, we allocated more pilot flying hours to our charter and cargo businesses.
Tactical Mid-Life Fleet with Flexible Operations.   We maintain low aircraft ownership costs by acquiring mid-life Boeing 737-800 aircraft, which have lower acquisition costs, when compared to new Boeing 737 aircraft, that more than offsets their higher ongoing maintenance and repair costs. Lower ownership costs allow us to maintain lower unit costs at lower levels of utilization. This allows us to concentrate our flying during periods of peak demand, which generates higher TRASM and also allows us to park aircraft during periods of low demand, such as in 2020, at a lower cost than other airlines. In 2019, we flew our aircraft an average of 9.6 hours per day, which is the lowest among major U.S. airlines, other than Allegiant Travel Company, which operates a similar low utilization model but serves smaller markets. In addition to the benefits of lower all-in ownership costs, we do not have an aircraft order book because we only purchase mid-life aircraft. As a result, unlike many other airlines, we are not locked into large future capital expenditures at above market aircraft prices. Rather, we have the ability to opportunistically take advantage of falling aircraft prices with purchases at the time of our choosing. Our single family aircraft fleet also has operational and cost advantages, such as allowing for optimization of crew scheduling and training and lower maintenance costs. Our fleet is highly reliable, and we have a demonstrated ability to maintain our high completion factor during harsh weather conditions. For the year ended December 31, 2019, we had a completion factor of 99.8% across our system.
Superior Low-Cost Product and Brand.   We have invested in numerous projects to create a well-regarded product and brand that we believe is superior to ULCCs while maintaining lower fares than LCCs and larger full service carriers. Some of the reasons that we believe we have a superior brand to ULCCs include:

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Our Cabin Experience.   All of our 737-800 aircraft have new state-of-the-art seats that comfortably recline and have full size tray tables. Our seats have an average pitch of approximately 31 inches, giving our customers comparable legroom to Southwest Airlines and greater legroom than all ULCCs in the United States. We also provide seat-back power, complimentary in-flight entertainment and free beverages to improve the overall flying experience for our customers. Such amenities are comparable to those offered by our LCC competitors and are not available on any ULCCs in the United States.

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Our Digital Experience.   We have significantly improved the buying experience for our customers. We overhauled our passenger service system in 2019 and transitioned to Navitaire, the premier passenger service system in the United States. Navitaire has decreased our overall website session length, decreased the percentage of failures to complete a transaction after accessing our website on a mobile device and increased the percentage of visits to our website that result in an airfare purchase. The transition to Navitaire has been one of the most important initiatives in improving the Sun Country customer experience, making our website booking more seamless, allowing us to create a large customer database and supporting ancillary revenue growth. Beyond Navitaire, we have improved the check-in experience for customers by providing access to web-check in across the system and access to kiosks in our main hub location of MSP. Since the Navitaire transition, 72% of our Minneapolis originating passengers have checked in either online or at a kiosk. System wide over 67% of our passengers have checked in electronically. These tools increase the chances that the passenger can skip the check in counter, which we believe improves our customers’ experience while also reducing costs.

Cabin Experience

Digital Experience

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In addition to our product, we believe that our brand is well recognized and well regarded in the markets that we serve. In the fourth quarter of 2019, management conducted a study of individuals across a variety of ages, income levels, home regions and home airports (including both MSP and non-MSP travelers), each of whom had traveled for leisure within the prior 24 months. Individuals selected for the survey included Sun Country passengers and a consumer sample provided by a third-party survey panel provider. 468 individuals responded to the study, 275 of whom had flown Sun Country Airlines. Based on the study: 79% of the 29 respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Allegiant Travel Company said they would rather fly on Sun Country Airlines; 77% of the 71 respondents who expressed a preference between airlines and had flown on both Sun Country

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Airlines and Frontier Airlines said they would rather fly on Sun Country Airlines; and 81% of the 77 respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Spirit Airlines said they would rather fly on Sun Country Airlines.
Competitive Low Cost Structure.   Our CASM declined from 10.09 cents for the year ended December 31, 2017 to 8.82 cents for the year ended December 31, 2019. Our Adjusted CASM declined from 7.80 cents for the year ended December 31, 2017 to 6.31 cents for the year ended December 31, 2019. Our completed and ongoing cost savings efforts include conversion to a focus on owning (versus leasing) aircraft, renegotiation of our component maintenance agreement, fuel savings initiatives, catering cost reductions, renegotiation of distribution contracts, consolidation of staff at headquarters on airport property and various other initiatives. Our CASM and Adjusted CASM for the year ended December 31, 2020 of 8.91 cents and 7.57 cents and for the three months ended March 31, 2021 of 7.46 cents and 6.15 cents, respectively, were adversely impacted due to the COVID-19 pandemic. While Adjusted CASM for all U.S. airlines increased in 2020 as a result of the COVID-19 induced downturn, we believe that our business model and strategy positions us well to maintain and improve our Adjusted CASM in the future, while maintaining lower utilization rates than many other U.S. passenger airlines.
Strong Position in Our Profitable MSP Home Market.   We have been based in the Minneapolis-St. Paul area since our founding over 35 years ago, where our brand is well-known and well-liked. We are the largest low-cost carrier operating at MSP, which is our largest base, and the second largest airline based on ASMs at MSP after Delta Air Lines, which primarily serves business and connecting traffic customers, while we primarily serve leisure customers. Excluding Delta Air Lines, we have nearly twice the capacity, as measured by ASMs, of any other competitor operating at MSP.  Spirit Airlines and Southwest Airlines scaled back from MSP during the COVID-19 induced downturn and focused on their core markets, demonstrating MSP is likely not a strategic market for either airline. However, our current seat share at MSP is still meaningfully lower than Spirit Airlines’ seat share in Detroit and Frontier Airlines’ seat share in Denver, and we believe there is significant room for us to grow in MSP through further market stimulation once the U.S. air travel market rebounds. We fly out of Terminal 2, which we believe is preferred by many flyers because of its smaller layout, shorter security wait times, close parking relative to check-in and full suite of retail shops. As of the date of this prospectus, we utilize 8 of the 14 gates in Terminal 2. As a result of our focus on flying during seasonal peak periods, our well regarded brand and product and our strong position in Minneapolis, we have historically enjoyed a TRASM premium at MSP. In 2019, the most recent normalized full year before the COVID-19 pandemic, we believe MSP was among the most profitable LCC bases in the United States and we believe we generated higher TRASM in MSP during 2019 than any ULCC in the United States in its primary base.
Seasoned Management Team.   Our Chief Executive Officer, Jude Bricker, joined Sun Country Airlines in July 2017 and has over 17 years of experience in the aviation industry, including serving as the Chief Operating Officer of Allegiant Travel Company from 2016 to 2017. Our President and Chief Financial Officer, Dave Davis, joined Sun Country in April 2018 and has over 22 years of experience in the aviation industry, including previously serving as the Chief Financial Officer at Northwest Airlines and US Airways. Other members of our management team have worked at airlines such as Alaska Airlines, American Airlines, Delta Air Lines, Northwest Airlines, United Airlines and US Airways.
Our Growth Strategy
Since 2018, we have established the infrastructure to support our significant long-term profitable growth strategy that we plan to continue once the U.S. air travel market rebounds from the COVID-19 induced downturn.
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Network.   We launched 64 new markets from 2018 through 2019 and developed a repeatable network growth strategy. Since the start of 2021, we have announced 35 new markets. Our network strategy is expected to support passenger fleet growth to approximately 50 aircraft by the end of 2023.

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Fleet.   We restructured our fleet with a focus on ownership of Boeing 737-800s with no planned lease redeliveries prior to 2024, allowing us to focus on growth with low capital commitments. We believe the current dislocation in the aircraft market will enable us to access new aircraft at an attractive cost relative to our peers.

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Customer.   We rebranded the airline around a leisure product with a significant ancillary revenue component which we believe will allow us to stimulate demand during the rebound from COVID-19 earlier than airlines focused on business travelers.

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Culture.   We installed a new management team with a cost-conscious ethos, which included moving our headquarters into a hangar at MSP.

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Operations.   We maintained high standards of operational performance, including a 99.8% completion factor for the year ended December 31, 2019.

We believe our initiatives have provided us with a platform to profitably grow our business. Key elements of our growth strategy include:
Leverage the Expected Rebound in Our Passenger Business.   The number of domestic LCC and ULCC passenger enplanements grew at a compound annual growth rate of 7% from 2014 to 2019 due to long-term increasing demand for air travel in the United States. Following the spread of COVID-19 in the United States, passenger levels declined. We believe our scheduled service business is poised for a rapid rebound following the end of the COVID-19 pandemic. We believe we are positioned to be among the early beneficiaries of this rebound given our peak demand strategy and focus on leisure and VFR travelers, who are expected to be the first to fly at pre-COVID-19 levels. In previous economic downturns, leisure and VFR travelers have also been the first to return to flying at normalized levels.
Grow Our Cargo Business.   In December 2019, we signed the ATSA with Amazon to provide air cargo transportation services flying 10 aircraft with agreed pricing. Since that time, Amazon requested, and we agreed to fly, two additional aircraft to bring the total number of aircraft we are flying for Amazon as of the date of this prospectus to 12. We believe we are well-positioned to continue growing our cargo business over time, while continuing to operate for Amazon and potentially new customers.
Expand our Peak Demand Flying in Minneapolis and Beyond.   Following a rebound in U.S. air travel, we intend to continue growing our network profitably both from MSP and on new routes outside of MSP by focusing on seasonal markets and day-of-the-week flying during periods of peak demand. We expanded our network from 46 routes in 2017 to 98 as of the end of 2019, including expanding our routes that neither originate nor terminate in MSP from 5 routes in 2017 to 42 as of the end of 2019. We have identified over 250 new market opportunities as the long-term reduction in our unit costs has expanded the number of markets that we can profitably serve. We have a successful history of opening and closing stations quickly to meet seasonal demand, which we believe will benefit us in re-opening markets we closed during the COVID-19 downturn and in pursuing new market growth opportunities quickly. Our future network plans include growing our network at our hub in Minneapolis to full potential, including adding frequencies on routes we already serve and adding new routes to leverage our large, loyal customer base in the area. Our long-term strategic plans have identified growth opportunities at MSP that we believe represent approximately 40% of our scheduled service capacity growth opportunities.
We had also been rapidly growing outside of MSP prior to the COVID-19 pandemic, and we expect to do so again once the air travel market rebounds. Our customer-friendly low fares have been well received in the upper Midwest and in large, fragmented markets elsewhere that we can profitably serve on a seasonal and/or day-of-week basis. Our upper Midwest growth is focused on cold to warm weather leisure routes from markets similar to Minneapolis, such as Madison, Wisconsin. Additionally, we have added capacity on large leisure trunk routes on a seasonal basis during periods when demand is high. Examples of such routes include Los Angeles to Honolulu and Dallas to Mexican beach destinations during the summer months. Our business model is ideally suited to seasonally serve these routes, which are highly profitable in normal environments because fares are elevated during the months in which we fly them. Our long-term strategic plans have identified non-MSP growth opportunities that we believe represent approximately 60% of our scheduled service capacity growth opportunities.
Continue to Increase Our Margins and Free Cash Flow.   From December 31, 2017 through December 31, 2019, we reduced our CASM from 10.09 cents to 8.82 cents and our Adjusted CASM from 7.80 cents to 6.31 cents, a level comparable to ULCCs. When combined with our TRASM, which remains comparable to LCCs and higher than ULCCs, we generate highly competitive margins. Our period of investment in fleet renewal and transformative capital expenditures is largely behind us, and our focus, following the end of the

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COVID-19 pandemic, will pivot to growth. We intend to continue to improve our leading margin and free cash flow profile through a variety of initiatives and measures. Key initiatives include further conversion to an owned (versus leased) model for aircraft ownership, leveraging our fixed cost base as we continue to grow our passenger aircraft fleet to achieve economies of scale, continuous optimization of our maintenance operations and completion of other ongoing strategic initiatives. As a result, we expect improvements in profit margins and free cash flow, which we define as operating cash flow minus non-aircraft capital expenditures, following a rebound in the U.S. air travel market to support growth in the years ahead.
Our Route Network
During the twelve months ended June 30, 2021, we served 61 airports throughout the United States, Mexico, Central America and the Caribbean. In 2020 we operated 10 new routes and we have announced 35 new routes to begin in 2021. The map below represents our current network.
Risk Factor Summary
Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:
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the COVID-19 pandemic and its effects, including related travel restrictions, social distancing measures and decreased demand for air travel;

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we are depending upon a successful COVID-19 vaccine and significant uptake by the general public in order to normalize economic conditions, the airline industry and our business operations and to realize our planned financial and growth plans and business strategy;

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changes in economic conditions;

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the price and availability of aircraft fuel and our ability to control other costs;

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threatened or actual terrorist attacks or security concerns;

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the ability to operate in an exceedingly competitive industry;

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factors beyond our control, including air traffic congestion, adverse weather, federal government shutdowns, aircraft-type groundings, increased security measures or disease outbreaks;

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the ability to realize the anticipated strategic and financial benefits of the ATSA with Amazon;

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any restrictions on or increased taxes applicable to charges for ancillary products and services; or

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our concentration in the Minneapolis-St. Paul market.

Our Sponsor
Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo, among others. Apollo had assets under management of approximately $461 billion as of March 31, 2021 in credit, private equity and real assets funds.
Upon the closing of this offering, the Apollo Stockholder will no longer own a majority of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” within the meaning of the Nasdaq corporate governance standards and we will be required to comply with additional corporate governance requirements of the Nasdaq rules, subject to the applicable phase-in periods. For further information, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Loss of Controlled Company Status.”
The Apollo Stockholder has the right, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number). See “Management—Board Composition,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors” for more information.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:
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exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting;

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exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

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exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (United States), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

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an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

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reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year ending December 31, 2026 or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” if we have $1.07 billion or more in total annual gross revenues during our most recently completed fiscal year, if we become a “large accelerated filer,” which requires us to have been a public company for at least 12 months at the end of our most recently completed fiscal year and have the market value of our common stock held by non-affiliates exceeding $700 million as of the last business day of the second quarter of such fiscal year, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date.
We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from the auditor attestation requirement in the assessment on the effectiveness of our internal control over financial reporting. In addition,

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while we have elected to avail ourselves of the exemption to adopt new or revised accounting standards until those standards apply to private companies, we are permitted and have elected to early adopt certain new or revised accounting standards for which the respective standard allows for early adoption. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies.
The Reorganization Transactions
We were formed in December 2017 as a Delaware limited liability company under the name SCA Acquisition Holdings, LLC in connection with the acquisition by the Apollo Funds. Following the acquisition by the Apollo Funds in April 2018, one of the Apollo Funds beneficially owned 5,326,755 outstanding equity interests of SCA Acquisition Holdings, LLC, which historically were denominated as shares of common stock that we refer to as “SCA common stock,” which represented approximately 78.3% of the outstanding SCA common stock, and another Apollo Fund owned a warrant to purchase an additional 40,005,885 shares of SCA common stock at an exercise price of approximately $0.0005 per share.
Prior to our initial public offering, the Apollo Funds engaged in a series of transactions to form a new holding company, which is the Apollo Stockholder, that acquired all of the outstanding shares of SCA common stock held by one of the Apollo Funds and acquired and immediately exercised all of the warrants to purchase SCA common stock that were held by another Apollo Fund. As a result, the Apollo Stockholder owned 45,332,640 shares of SCA common stock, which represented approximately 96.9% of the outstanding SCA common stock.
On January 31, 2020, SCA Acquisition Holdings, LLC was converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sun Country Airlines Holdings, Inc. In connection with our conversion to a corporation, all of the outstanding shares of SCA common stock were converted into shares of our common stock, the outstanding warrants held by Amazon to purchase shares of SCA common stock were converted into warrants to purchase shares of our common stock and all of the outstanding options to purchase shares of SCA common stock were converted into options to purchase shares of our common stock. As a result of the conversion, Sun Country Airlines Holdings, Inc. continued to hold all property and assets of SCA Acquisition Holdings, LLC and assumed all of the debts and obligations of SCA Acquisition Holdings, LLC, the members of the board of directors of SCA Acquisition Holdings, LLC became the members of the board of directors of Sun Country Airlines Holdings, Inc. and the officers of SCA Acquisition Holdings, LLC became the officers of Sun Country Airlines Holdings, Inc.
Prior to our initial public offering, on March 3, 2021, we effected an approximately 18.8886 for 1 stock split of our common stock (the “Stock Split”), with exercise prices for our outstanding warrants and options appropriately adjusted.
In this prospectus, we refer to the transactions described in this section as the “Reorganization Transactions.” The Reorganization Transactions were intended to simplify our capital structure and to facilitate our initial public offering.
Corporate Information
We were organized under the laws of the State of Delaware as a limited liability company on December 8, 2017 and converted to a corporation under the laws of the state of Delaware on January 31, 2020. Our principal executive offices are located at 2005 Cargo Road, Minneapolis, MN 55450. Our telephone number is (651) 681-3900. Our website is located at https://www.suncountry.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

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The Offering
By participating in this offering, you are representing that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”
The Company
Sun Country Airlines Holdings, Inc.
Common stock offered by us
None.
Common stock offered by the selling stockholder
shares (or shares if the underwriters exercise their option to purchase additional shares in full as described below).
Common stock outstanding after this offering
57,158,467
Option to purchase additional shares
The selling stockholder has granted the underwriters an option to purchase up to an additional               shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting (Conflict of Interest).”
Use of proceeds
The selling stockholder will receive all of the proceeds from the sale of shares of our common stock in this offering. We will not receive any proceeds from the sale of shares of our common stock in this offering. The selling stockholder will bear any underwriting discounts and commissions attributable to their sale of our common stock and we will bear the remaining fees, costs and expenses of this offering, which we estimate to be approximately $      million.
Loss of controlled company status
Upon completion of this offering, the Apollo Stockholder will no longer beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we will no longer be a “controlled company” under the corporate governance rules for Nasdaq-listed companies and we will be required to comply with additional corporate governance requirements of the Nadsaq rules, subject to the applicable phase-in periods. See “Management—Loss of Controlled Company Status.”
Dividend policy
We have not to date paid any cash dividends on our common stock and we currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.
As a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under the CARES Act and the Credit Agreement and may be restricted under future indebtedness that we or they may incur.
See “Market Price of Common Stock and Dividend Policy.”

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Listing
Our common stock is listed on Nasdaq under the symbol “SNCY.”
Risk factors
You should read the section titled “Risk Factors” beginning on page 22 of this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.
Conflict of interest
Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering and will receive a portion of the underwriting discounts and commissions in connection with this offering. Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. As a result, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflict of Interest).”
Except as otherwise indicated, all of the information in this prospectus:
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is based on 57,158,467 shares of common stock outstanding as of June 30, 2021;

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assumes no exercise of the underwriters’ option to purchase up to                 additional shares of common stock from the selling stockholder;

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assumes no exercise of the warrants to purchase an aggregate of 9,482,606 shares of common stock issued to Amazon in connection with the ATSA (the “2019 Warrants”), approximately 13.3% of which have vested as of June 30, 2021. As is the case for investment in our company generally, the exercise of the 2019 Warrants is limited by restrictions imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners” and “Description of Capital Stock—Warrants”;

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does not reflect 3,600,000 shares of common stock reserved for grant or issuable in respect of awards granted under under the Sun Country Airlines Holdings, Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), including 7,634 shares of common stock that may be issued upon the vesting of restricted stock units (“RSUs”) outstanding as of June 30, 2021. See “Executive Compensation—Equity Compensation Plans—2021 Omnibus Incentive Plan”; and

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does not reflect 5,856,478 shares of common stock that may be issued upon the exercise of stock options outstanding as of June 30, 2021 under the SCA Acquisition Holdings, LLC Equity Incentive Plan (the “SCA Acquisition Equity Plan”).

The following table sets forth the outstanding stock options and RSUs under the Omnibus Incentive Plan and the SCA Acquisition Equity Plan as of June 30, 2021:
	Number of Options(1) or RSUs	Weighted- Average Exercise Price Per Share
Vested stock options (time-based vesting)	1,451,717	$5.72
Unvested stock options (time-based vesting)	857,237	$7.49
Unvested stock options (performance-based vesting)	3,547,524	$6.39
Unvested RSUs (time-based vesting)	7,634	N/A

(1)
Upon a holder’s exercise of one option, we will issue to the holder one share of common stock.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Summary Consolidated Financial and Operating Information
The following tables present our summary consolidated financial and operating information for the periods indicated. We have derived our summary historical consolidated statement of operations data for the years ended December 31, 2020 and 2019 and for the periods January 1, 2018 through April 10, 2018 (Predecessor) and April 11, 2018 through December 31, 2018 (Successor). We have derived our summary historical consolidated statement of operations data for the three months ended March 31, 2021 and 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived our summary historical consolidated balance sheet data as of March 31, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
The significant differences in accounting for the Successor periods as compared to the Predecessor period, which were established as part of our acquisition by the Apollo Funds, are in (1) aircraft rent, due to the over-market liabilities related to unfavorable terms of our existing aircraft leases and maintenance reserve payments, which will be amortized on a straight-line basis as a reduction of aircraft rent over the remaining life of each lease, (2) maintenance expenses, due to recognizing a liability (or contra-asset) that will offset expenses for maintenance events incurred by the Successor but paid for by the Predecessor and (3) depreciation and amortization, due to the recognition of our property and equipment and other intangible assets at fair value at the time of the acquisition, which will be amortized through depreciation and amortization on a straight-line basis over their respective useful lives. Our historical results are not necessarily indicative of our results that may be expected for any future period. The following summary consolidated financial and operating information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	Successor					Predecessor
	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating Revenues:
Passenger	$104,195	$178,486	$359,232	$688,833	$335,824	$172,897
Cargo	21,585	—	36,809	—	—	—
Other	1,831	1,844	5,445	12,551	49,107	24,555
Total Operating Revenue	127,611	180,330	401,486	701,384	384,931	197,452
Operating Expenses:
Aircraft Fuel	$24,274	$55,561	$83,392	$165,666	$119,553	$45,790
Salaries, Wages, and Benefits.	44,075	38,091	141,641	140,739	90,263	36,964
Aircraft Rent(1)	5,599	11,032	30,989	49,908	36,831	28,329
Maintenance(2)	9,210	6,478	27,416	35,286	15,491	9,508
Sales and Marketing.	5,110	8,572	16,570	35,388	17,180	10,854
Depreciation and Amortization(3)	12,615	10,527	48,086	34,877	14,405	2,526
Ground Handling	5,230	9,292	20,596	41,719	23,828	8,619
Landing Fees and Airport Rent.	8,785	11,114	31,256	44,400	25,977	10,481
Special Items, net(4)	(26,871)	—	(64,563)	7,092	(6,706)	271
Other Operating, net	14,651	14,433	48,718	68,187	40,877	17,994
Total Operating Expenses	102,678	165,100	384,101	623,262	377,699	171,336
Operating Income	24,933	15,230	17,385	78,122	7,232	26,116
Non-operating Income (Expense):
Interest Income	$15	$251	$377	$937	$258	$96
Interest Expense	(7,121)	(5,616)	(22,073)	(17,170)	(6,060)	(339)

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
	Successor					Predecessor
	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
	(in thousands, except share and per share data)
Other, net	(5)	(169)	(371)	(1,729)	(1,636)	37
Total Non-operating Expense	(7,111)	(5,534)	(22,067)	(17,962)	(7,438)	(206)
Income (Loss) before Income Tax	17,822	9,696	(4,682)	60,160	(206)	25,910
Income Tax Expense (Benefit)	5,406	2,445	(778)	14,088	161	—
Net Income (Loss)	$12,416	$7,251	$(3,904)	$46,072	$(367)	$25,910
Net Income (Loss) per share to common stockholders:
Basic	$0.26	$0.16	$(0.08)	$0.99	$(0.01)	$0.26
Diluted	$0.24	$0.15	$(0.08)	$0.96	$(0.01)	$0.26
Weighted average shares outstanding:
Basic	48,496,077	46,805,951	46,805,951	46,773,038	46,700,990	100,000,000
Diluted	52,508,186	48,225,603	46,805,951	47,909,413	46,700,990	100,000,000

(1)
Aircraft Rent expense for the Successor periods is reduced due to amortization of a liability representing lease rates and maintenance reserves which were higher than market terms of similar leases at the time of our acquisition by the Apollo Funds. This liability was recognized at the time of the acquisition and is being amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. See Note 2 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)
Maintenance expense for the Successor periods is reduced due to recognizing a liability (or contra-asset) to represent the Successor’s obligation to perform planned maintenance events paid for by the Predecessor on leased aircraft at the date of our acquisition by the Apollo Funds. The liability (or contra-asset) is recognized as a reduction to Maintenance expense as reimbursable maintenance events are performed and maintenance expense is incurred. See Note 2 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(3)
Depreciation and amortization expense increased in the Successor periods due to higher fair values for certain acquired assets and to the amortization of definite-lived intangible assets. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(4)
See Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the components of Special items, net.

As of March 31, 2021
(in thousands)
Consolidated Balance Sheet Data:
Cash and equivalents	$269,599
Total assets	1,244,202
Long-term debt and leases, including current portion	505,141
Total stockholders’ equity	409,960

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
	Successor					Predecessor
(in thousands)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Adjusted Net Income (Loss)(1)	$(4,919)	$7,591	$(47,916)	$53,734	$(5,871)	$26,181
Adjusted EBITDAR(1)	19,405	37,061	38,930	171,129	49,688	57,279

(1)
Adjusted Net Income (Loss) is a non-GAAP measure included as supplemental disclosure because we believe it is a useful indicator of our operating performance. Derivations of net income are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDAR is a non-GAAP measure included as supplemental disclosure because we believe it is a valuation measure commonly used by investors, securities analysts and other interested parties in the industry to compare airline companies and derive valuation estimates without consideration of airline capital structure or aircraft ownership methodology. We believe that while items excluded from Adjusted EBITDAR may be recurring in nature and should not be disregarded in evaluation of our earnings performance, Adjusted EBITDAR is useful because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by finance lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. Adjusted EBITDAR should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. We have historically incurred substantial rent expense due to our legacy fleet of operating leased aircraft, which are currently being transitioned to owned and finance leased aircraft.

Adjusted Net Income (Loss) and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted Net Income (Loss) and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; Adjusted EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; Adjusted EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; Adjusted Net Income (Loss) and Adjusted EBITDAR do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted Net Income (Loss) and Adjusted EBITDAR differently than we do, limiting each measure’s usefulness as a comparative measure. Because of these limitations Adjusted Net Income (Loss) and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.
As derivations of Adjusted Net Income (Loss) and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of net income, including Adjusted Net Income (Loss) and Adjusted EBITDAR, as presented may not be directly comparable to similarly titled measures presented by other companies. For the foregoing reasons, each of Adjusted Net Income (Loss) and Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability and valuation. Accordingly, you are cautioned not to place undue reliance on this information.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table presents the reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) for the periods presented below.
	Successor					Predecessor
(in thousands)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Net income (loss).	$12,416	$7,251	$(3,904)	$46,072	$(367)	$25,910
Special items, net(a)	(26,871)	—	(64,563)	7,092	(6,706)	271
Stock compensation expense	2,870	369	2,110	1,888	373	—
Loss (gain) on asset transactions, net	—	72	413	745	(811)	—
Early repayment of CARES Act Loan	842	—	—	—	—	—
Income tax receivable agreement expense	264	—	—	—	—	—
Loss on refinancing credit facility	382	—	—	—	—	—
Other adjustments(b)	—	—	4,881	226	—	—
Income tax effect of adjusting items, net(c)	5,178	(101)	13,147	(2,289)	1,640	—
Adjusted Net Income (Loss).	$(4,919)	$7,591	$(47,916)	$53,734	$(5,871)	$26,181

(a)
See Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the components of Special items, net.

(b)
Other adjustments for the year ended December 31, 2020 include expenses related to a voluntary employee leave program in response to the COVID-19 pandemic, a portion of which is offset by the CARES Act Payroll Support Program as the benefit of this program is also adjusted as a component of special items. Other adjustments for the year ended December 31, 2019 include expenses incurred in terminating work on a planned new crew base.

(c)
The tax effect of adjusting items, net is calculated at the Company’s statutory rate for the applicable period.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table presents the reconciliation of Net Income (Loss) to Adjusted EBITDAR for the periods presented below.
	Successor					Predecessor
(in thousands)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Net income (loss)	$12,416	$7,251	$(3,904)	$46,072	$(367)	$25,910
Special items, net(a)	(26,871)	—	(64,563)	7,092	(6,706)	271
Interest expense	7,121	5,616	22,073	17,170	6,060	339
Stock compensation expense	2,870	369	2,110	1,888	373	—
Loss (gain) on asset transactions, net	—	72	413	745	(811)	—
Other adjustments(b)	—	—	4,881	226	—	—
Interest income	(15)	(251)	(377)	(937)	(258)	(96)
Provision for income taxes	5,406	2,445	(778)	14,088	161	—
Depreciation and amortization	12,615	10,527	48,086	34,877	14,405	2,526
Aircraft rent	5,599	11,032	30,989	49,908	36,831	28,329
Income tax receivable agreement expense	264	—	—	—	—	—
Adjusted EBITDAR	$19,405	$37,061	$38,930	$171,129	$49,688	$57,279

(a)
See Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the components of Special items, net.

(b)
Other adjustments for the year ended December 31, 2020 include expenses related to a voluntary employee leave program in response to the COVID-19 pandemic, a portion of which is offset by the CARES Act Payroll Support Program as the benefit of this program is also adjusted as a component of special items. Other adjustments for the year ended December 31, 2019 include expenses incurred in terminating work on a planned new crew base.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Key Operating Statistics and Metrics
	Three Months Ended March 31, 2021				Three Months Ended March 31, 2020
	Scheduled Service	Charter	Cargo	Total	Scheduled Service	Charter	Total
Departures(1)	4,323	1,511	2,565	8,452	5,806	1,636	7,523
Block hours(1)	15,207	3,331	8,242	26,932	20,242	3,612	24,087
Aircraft miles(1)	6,233,184	1,222,451	3,285,525	10,784,543	8,157,586	1,311,533	9,534,560
ASMs (in thousands)(1)	1,158,012	211,721	*	1,376,796	1,508,196	236,863	1,757,067
TRASM (in cents)(2)	*	*	*	7.70	*	*	10.26
Average passenger aircraft available for service(2)	*	*	*	27.7	*	*	26.6
Passenger aircraft at end of period(2)	*	*	*	31	*	*	32
Cargo aircraft at end of period	*	*	*	12	*	*	—
Average daily aircraft utilization (in hours)(2)	*	*	*	6.7	*	*	8.2
Average stage length	*	*	*	1,278	*	*	1,272
Passengers(3)	553,032	*	*	*	813,938	*	*
RPMs (in thousands)(3)	774,999	*	*	*	1,149,906	*	*
PRASM (in cents)(3)	4.72	*	*	*	7.57	*	*
Load factor(3)	66.9%	*	*	*	76.2%	*	*
Average fare(3)	$98.77	*	*	*	$140.34	*	*
Ancillary revenue per passenger(3)	$42.98	*	*	*	$43.04	*	*
Charter revenue per block hour	*	$7,747	*	*	*	$8,092	*
Fuel gallons consumed (in thousands)	11,557	2,357	*	13,993	15,751	2,700	18,571
Fuel cost per gallon, excl. derivatives	*	*	*	$1.91	*	*	$1.82
Employees at end of period	*	*	*	1,768	*	*	1,640
CASM (in cents)(4)	*	*	*	7.46	*	*	9.40
Non-GAAP Operating Metric:
Adjusted CASM (in cents)(4)(5)	*	*	*	6.15	*	*	6.20

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
	Fiscal Year 2020				Fiscal Year 2019			Fiscal Year 2018			Fiscal Year 2017
	Scheduled Service	Charter	Cargo	Total	Scheduled Service	Charter	Total	Scheduled Service	Charter	Total	Scheduled Service	Charter	Total
Departures(1)	14,117	5,581	4,642	24,518	24,311	9,035	33,586	19,772	8,254	28,194	20,357	7,981	28,469
Block hours(1)	45,988	12,113	13,847	72,424	80,719	19,852	101,137	68,143	17,335	85,883	68,060	16,941	85,298
Aircraft miles(1)	18,685,265	4,539,429	5,666,642	29,030,711	32,217,934	7,356,628	39,738,483	27,584,857	6,369,866	34,095,663	27,723,331	6,358,418	34,181,885
ASMs (in thousands)(1)	3,466,240	819,855	*	4,311,142	5,747,391	1,288,725	7,064,563	4,433,110	1,007,391	5,463,229	4,255,233	979,756	5,250,474
TRASM (in cents)(2)	*	*	*	8.46	*	*	9.93	*	*	10.66	*	*	10.65
Average passenger aircraft available for service(2)	*	*	*	27.4	*	*	25.4	*	*	21.2	*	*	21.1
Passenger aircraft at end of period(2)	*	*	*	43.0	*	*	31.0	*	*	30.0	*	*	26.0
Average daily aircraft utilization (in hours)(2)	*	*	*	5.1	*	*	9.6	*	*	9.7	*	*	9.8
Average stage length	*	*	*	1,179	*	*	1,187	*	*	1,212	*	*	1,203
Passengers(3)	1,679,242	*	*	*	3,565,939	*	*	2,614,929	*	*	2,502,082	*	*
RPMs (in thousands)(3)	2,250,974	*	*	*	4,473,347	*	*	3,653,007	*	*	3,419,527	*	*
PRASM (in cents)(3)	5.57	*	*	*	6.89	*	*	8.05	*	*	8.74	*
Load factor(3)	64.9%	*	*	*	82.5%	*	*	82.4%	*	*	80.4%	*	*
Average fare(3)	$114.96	*	*	*	$111.08	*	*	$136.42	*	*	$148.60	*	*
Ancillary revenue per passenger(3)	$40.53	*	*	*	$33.14	*	*	$21.70	*	*	$13.34	*	*
Charter revenue per block hour	*	$8,101	*	*	*	$8,793	*	*	$8,767	*	*	$7,818	*
Fuel gallons consumed (in thousands)	34,769	9,075	*	43,844	63,240	14,802	78,042	52,303	12,678	64,981	52,104	12,551	64,656
Fuel cost per gallon, excl. derivatives	*	*	*	$1.60	*	*	$2.26	*	*	$2.34	*	*	$1.85
Employees at end of period	*	*	*	1,699	*	*	1,532	*	*	1,549	*	*	1,889
CASM (in cents)(4)	*	*	*	8.91	*	*	8.82	*	*	10.05		*	10.09
Non-GAAP Operating Metric:
Adjusted CASM (in cents)(4)(5)	*	*	*	7.57	*	*	6.31	*	*	7.05	*	*	7.80

See “Glossary of Terms” for definitions of terms used in this table.
*
Certain operating statistics and metrics are not presented as they are not calculable or are not utilized by management.

(1)
Total System operating statistics for Departures, Block hours, Aircraft miles and ASMs include amounts related to flights operated for maintenance; therefore the Total System amounts are higher than the sum of Scheduled Service, Charter Service and Cargo amounts.

(2)
Scheduled service and charter service utilize the same fleet of aircraft. Aircraft counts and utilization metrics are shown on a system basis only.

(3)
Passenger-related statistics and metrics are shown only for scheduled service. Charter service revenue is driven by flight statistics.

(4)
CASM is a key airline cost metric. CASM is defined as operating expenses divided by total available seat miles.

(5)
Adjusted CASM is a non-GAAP measure derived from CASM by excluding fuel costs, costs related to our cargo operations (starting in 2020 when we launched our cargo operations), certain commissions and other costs of selling our vacations product from this measure as these costs are unrelated to our

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
airline operations and improve comparability to our peers. Adjusted CASM is an important measure used by management and by our board of directors in assessing quarterly and annual cost performance. Adjusted CASM is also a measure commonly used by industry analysts and we believe it is an important metric by which they compare our airline to others in the industry, although other airlines may exclude certain other costs in their calculation of Adjusted CASM. The measure is also the subject of frequent questions from investors. Adjusted CASM excludes fuel costs. By excluding volatile fuel expenses that are outside of our control from our unit metrics, we believe that we have better visibility into the results of operations and our non-fuel cost initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can lead to a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management and investors to understand the impact and trends in company-specific cost drivers, such as labor rates, aircraft costs and maintenance costs, and productivity, which are more controllable by management. Adjusted CASM also excludes special items and other adjustments, as defined in the relevant reporting period, that are not representative of the ongoing costs necessary to our airline operations and may improve comparability between periods. We also exclude stock compensation expense when computing Adjusted CASM. The Company’s compensation strategy includes the use of stock-based compensation to attract and retain employees and executives and is principally aimed at aligning their interests with those of our stockholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period. As derivations of Adjusted CASM are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Adjusted CASM as presented may not be directly comparable to similarly titled measures presented by other companies. Adjusted CASM should not be considered in isolation or as a replacement for CASM. For the foregoing reasons, Adjusted CASM has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.
The following table presents the reconciliation of CASM to Adjusted CASM.
	For the three months ended March 31				For the year ended December 31,
	2021		2020		2020		2019		2018		2017
	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)
CASM	$102,678	7.46	$165,100	9.40	$384,101	8.91	$623,262	8.82	$549,035	10.05	$530,008	10.09
Aircraft fuel	24,274	1.76	55,561	3.17	83,392	1.93	165,666	2.35	165,343	3.03	118,382	2.25
Cargo expenses	17,195	1.25	—	—	31,429	0.73	—	—	—	—	—	—
Sun Country Vacations	214	0.02	188	0.01	589	0.01	2,448	0.03	4,543	0.08	2,083	0.04
Special items, net	(26,871)	(1.95)	—	—	(64,563)	(1.50)	7,092	0.10	(6,435)	(0.12)	—	—
Stock compensation expense	2,870	0.21	369	0.02	2,110	0.05	1,888	0.03	373	0.01	—	—
Income tax receivable agreement expense	264	0.03	—	—	—	—	—	—	—	—	—	—
Other adjustments .	—	—	—	—	4,881	0.12	226	—	—	—	—	—
Adjusted CASM	$84,732	6.15	$108,982	6.20	$326,263	7.57	$445,942	6.31	$385,211	7.05	$409,543	7.80

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Any of the following risks could materially adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Industry
The global pandemic resulting from the novel coronavirus has had an adverse impact that has been material to our business, operating results, financial condition and liquidity, and the duration and spread of the pandemic could result in additional adverse impacts. A worsening of the outbreak of another disease or similar public health threat in the future could also have an adverse effect on our business, operating results, financial condition and liquidity.
COVID-19, which was first reported in December 2019, was declared a “Public Health Emergency of International Concern” by the World Health Organization (the “WHO”). On March 13, 2020, the U.S. government declared a national emergency and the U.S. Department of State subsequently issued a global Level 4 “do not travel” advisory advising U.S. citizens to avoid all international travel due to the global impact of COVID-19. The U.S. government, states, cities and other authorities have also implemented enhanced screenings, mandatory quarantine and testing requirements and other travel restrictions in connection with the COVID-19 pandemic, including restrictions on travel from certain international locations, and many foreign governments and jurisdictions instituted similar measures and declared states of emergency.
While most restrictions have been removed in the United States, leading to a recovery in the domestic airline industry, additional governmental and other restrictions and regulations that may be implemented in the future in response to further outbreaks of COVID-19 include additional travel restrictions (including expanded restrictions on domestic air travel within the United States), quarantines of additional populations (including our personnel), limitations on aircraft capacity, testing requirements and restrictions on our ability to access our facilities or aircraft or requirements to collect additional passenger data. In addition, governments, non-governmental organizations and entities in the private sector may issue non-binding advisories or recommendations regarding air travel or other physical distancing measures, including limitations on the number of persons that should be present at public gatherings, which may significantly reduce demand. These restrictions and regulations have had, and will continue to have, a material adverse impact on our business, operating results, financial condition and liquidity.
We began experiencing a significant decline in demand related to COVID-19 during the first quarter of 2020, and this reduction in demand has continued through July 2021. The decline in demand caused a material deterioration in our revenues. Our results of operations for fiscal year 2020 were materially and adversely impacted and future results of operations may also be materially and adversely impacted. In response to decreased demand, we reduced scheduled service capacity relative to 2019 by approximately 40% in 2020. We plan to proactively manage capacity for the foreseeable future, which has a negative impact on our revenue. We expect to continue our proactive management of costs, but decreased demand can lead to higher unit costs. In addition, actual or perceived risk of infection on our flights could have a material adverse effect on the public’s demand for and willingness to use air travel, which could harm our reputation and business. Demand for scheduled service business is negatively correlated to case counts in Minnesota and the destinations of our scheduled flights. For example, we experienced a decrease in demand in the fourth quarter of 2020 compared to the third quarter due to spikes in reported COVID-19 cases. Furthermore, historically, unfavorable U.S. economic conditions have driven changes in travel patterns, including significantly and materially reduced spending for both leisure and business travel. Unfavorable economic conditions, when low fares are often used to stimulate traffic, have also historically hampered the ability of airlines to raise fares to counteract any increases in fuel, labor and other costs. Any significant increases in unemployment in the United States would likely continue to have a negative impact on passenger bookings,

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especially when the customers we serve are paying with their own money, and these effects could exist for an extensive period of time. Even once the pandemic and fears of travel subside, demand for air travel may remain weak for a significant period of time. In addition to scheduled service demand, the U.S. Department of Defense has reduced normal personnel movements while most of our other passenger service customers suspended their operations and demand for commercial passenger charters significantly declined. In addition, some college conferences have canceled or reduced sports and related travel. The continued decline in demand, which is expected to continue for the foreseeable future, is expected to have a material adverse impact on our business, operating results, financial condition and liquidity. Apart from the decrease in demand, passenger bookings have been on average much closer to the date of service during pandemic than in prior periods, which has reduced our visibility into future revenue.
In addition to the schedule reductions discussed above, we have reduced our planned capital expenditures and reduced operating expenditures (including by postponing projects deemed non-critical to our operations), entered into the Credit Agreement and temporarily grounded certain of our fleet. We continue to focus on reducing expenses and managing our liquidity and we expect to continue to modify our cost management structure, liquidity-raising efforts and capacity as the timing of demand recovery becomes more certain.
On April 20, 2020, we entered into a Payroll Support Program Agreement under the CARES Act with Treasury governing our participation in the Payroll Support Program and, on January 29, 2021, we entered into a second Payroll Support Program Agreement under the CARES Act. Under the Payroll Support Program, Treasury provided us with an aggregate of $62.3 million in grants from April 21, 2020 to October 1, 2020 and an additional $16.1 million in grants on February 2, 2021, an additional $16.1 million in grants on March 26, 2021 and an additional $4.8 million in grants on April 22, 2021 (collectively, the “Payroll Support Payments”). Further, we were notified on April 15, 2021 that we would receive a grant of approximately $34.5 million under Payroll Support Program 3. Of this grant amount, $17.3 million was received on April 29, 2021 and the remaining $17.2 million was received on May 27, 2021. In addition, on October 26, 2020, we entered into a loan and guarantee agreement (the “CARES Act Loan Agreement”) with Treasury under the aviation direct loan program of the CARES Act, pursuant to which Treasury agreed to extend loans to us in an aggregate principal amount of $45.0 million, subject to specified terms, which was due to be repaid on the earlier of (i) October 24, 2025 or (ii) six months prior to the expiration date of any material loyalty program securing the loan. We used a portion of the proceeds from our initial public offering to repay in full all amounts outstanding under the CARES Act Loan. The substance and duration of restrictions to which we are subject under the grants and/or loans under the CARES Act, including, but not limited to, those outlined below could materially affect our operations, and we may not be successful in managing these impacts. Further, these restrictions could limit our ability to take actions that we otherwise might have determined to be in the best interest of our company and our stockholders. In particular, limitations on executive compensation may impact our ability to attract and retain senior management or attract other key employees during this critical time. Additionally, limitations on dividends and buybacks may diminish investor interest in our stock. See “—Risks Related to Our Business—We are subject to certain restrictions on our business as a result of our participation in governmental programs under the CARES Act and we may be subject to similar or other restrictions pursuant to future governmental programs.”
Further, certain airport and air traffic personnel and ground handlers have tested positive for or been suspected of having COVID-19, which has resulted in facility closures, reduction in available staffing, including for our cargo business, and disruptions to our overall operations. Our operations may be further impacted in the event of additional instances of actual or perceived risk of infection among our employees, suppliers or business partners, and this impact may have a material adverse effect if we are unable to maintain a suitably skilled and sized workforce and address related employee matters. In addition, supply chain disruptions may impede our cargo customers’ ability to deliver freight to the airports we serve, which could reduce their need for our services and thus have a material adverse effect on our business, results of operations and financial condition.
The industry may also be subject to enhanced health and hygiene requirements in attempts to counteract future outbreaks, which requirements may be costly and take a significant amount of time to implement.
We may take additional actions to improve our financial position, including measures to improve liquidity, such as the issuance of unsecured and secured debt securities, equity securities and equity-linked securities, the sale of assets and/or the entry into additional bilateral and syndicated secured and/or unsecured

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credit facilities. There can be no assurance as to the timing of any such issuance, which may be in the near term, or that any such additional financing will be completed on favorable terms, or at all. Any such actions may be material in nature and could result in significant additional borrowing. Our reduction in expenditures, measures to improve liquidity or other strategic actions that we may take in the future in response to COVID-19 may not be effective in offsetting decreased demand, and we will not be permitted to take certain strategic actions as a result of the CARES Act, which could result in a material adverse effect on our business, operating results, liquidity and financial condition.
The full extent of the ongoing impact of COVID-19 on our longer-term operational and financial performance will depend on future developments, many of which are outside of our control, including the effectiveness of the mitigation strategies discussed above, the duration, spread, severity and recurrence of COVID-19 and any COVID-19 variants and related travel advisories and restrictions, the efficacy of COVID-19 vaccines, the impact of COVID-19 on overall long-term demand for air travel, including after the pandemic subsides, the impact of COVID-19 on the financial health and operations of our business partners, future governmental actions, including their duration and scope, and our access to capital, all of which are highly uncertain and cannot be predicted.
In addition, an outbreak of another disease or similar public health threat, or fear of such an event, that affects travel demand, travel behavior, travel restrictions or adversely affects supply chains, which would impact our cargo business, could have a material adverse impact on our business, operating results, liquidity and financial condition. Outbreaks of other diseases could also result in increased government restrictions and regulation, such as those actions described above or otherwise, which could adversely affect our business, operating results, financial condition and liquidity.
Even after the COVID-19 pandemic has moderated and the enhanced screenings, quarantine requirements, and travel restrictions have eased, we may continue to experience similar adverse effects to our business, operating results, financial condition and liquidity resulting from a recessionary or depressed economic environment that may persist, including increases in unemployment, and our business and operating results may not return to pre-COVID-19 pandemic levels on a timely basis or at all. The impact that the COVID-19 pandemic will have on our businesses, operating results, financial condition and liquidity could exacerbate the other risks identified in this prospectus.
We are depending upon a successful COVID-19 vaccine and significant uptake by the general public in order to normalize economic conditions, the airline industry and our business operations and to realize our planned financial and growth plans and business strategy. The failure of a vaccine, significant unplanned adverse reactions to the vaccine, politicization of the vaccine or general public distrust of the vaccine could have an adverse effect on our business, results of operations, financial condition and prospects.
Our financial and operating results and business operations for our scheduled service and charter businesses for the year ended December 31, 2020 were materially and adversely impacted as a result of the COVID-19 pandemic, which impact is likely to continue during the duration of the COVID-19 pandemic. We are depending upon a successful COVID-19 vaccine, including an efficient distribution and sufficient supply, and significant uptake by the general public in order to normalize economic conditions, the airline industry and our business operations and to realize our financial and growth plans and business strategy. To date, COVID-19 vaccinations have been widespread, but many remain unvaccinated, as the long-term efficacy of the vaccines, including against variants, remains uncertain. The failure of a vaccine, including to the extent it is not effective against any COVID-19 variants, significant unplanned adverse reactions to the vaccine, politicization of the vaccine or general public distrust of the vaccine could have an adverse effect on our business, results of operations, financial condition and prospects.
The demand for airline services is highly sensitive to changes in economic conditions, and another recession or similar or worse economic downturn in the United States would weaken demand for our services and have a material adverse effect on our business, results of operations and financial condition.
The demand for travel and cargo services is affected by U.S. and global economic conditions. Unfavorable economic conditions have historically reduced aviation spending. For most passengers visiting friends and relatives and cost-conscious leisure travelers (our primary market), travel is a discretionary expense, and during periods of unfavorable economic conditions as a result of such carriers’ low base fares travelers

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have often elected to replace air travel at such times with car travel or other forms of ground transportation or have opted not to travel at all. Likewise, during periods of unfavorable economic conditions, businesses have deferred air travel or forgone it altogether. Additionally, retail and thus cargo demand can also decrease. Furthermore, most of our charter revenue is generated from ad hoc or short-term contracts with repeat customers, and these customers may cease using our services or seek to negotiate more aggressive pricing during periods of unfavorable economic conditions. Any reduction in charter or cargo revenue during such periods could also increase our unit costs and thus have a material adverse effect on our business, results of operations and financial condition. Travelers have also reduced spending by purchasing fewer ancillary services, which can result in a decrease in average revenue per seat. Because airlines typically have relatively high fixed costs as a percentage of total costs, much of which cannot be mitigated during periods of lower demand for air travel or cargo services, the airline business is particularly sensitive to changes in economic conditions. Furthermore, if the COVID-19 pandemic leads to a recession or depression, this could result in further reductions in demand for our services. A reduction in the demand for air travel or cargo services due to unfavorable economic conditions also limits our ability to raise fares or fees for cargo services to counteract increased fuel, labor and other costs. If U.S. or global economic conditions are unfavorable or uncertain for an extended period of time, it would have a material adverse effect on our business, results of operations and financial condition.
Our business has been and in the future may be materially adversely affected by the price and availability of aircraft fuel. Unexpected increases in the price of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition.
The cost of aircraft fuel is highly volatile and in recent years has been our largest individual operating expense, accounting for approximately 21.7%, 26.6% and 30.1% of our operating expenses for the years ended December 31, 2020, 2019 and 2018, respectively. High fuel prices or increases in fuel costs (or in the price of crude oil) could have a material adverse effect on our business, results of operations and financial condition, including as a result of legacy network airlines and LCCs adapting more rapidly or effectively to higher fuel prices through new-technology aircraft that is more fuel efficient than our aircraft. Over the past several years, the price of aircraft fuel has fluctuated substantially and prices continue to be highly volatile and could increase significantly at any time. In addition, prolonged low fuel prices could limit our ability to differentiate our product and low fares from those of the legacy network airlines and LCCs, as prolonged low fuel prices could enable such carriers to, among other things, substantially decrease their costs, fly longer stages or utilize older aircraft.
Our business is also dependent on the availability of aircraft fuel (or crude oil), which is not predictable. Weather-related events, natural disasters, terrorism, wars, political disruption or instability involving oil-producing countries, changes in governmental or cartel policy concerning crude oil or aircraft fuel production, labor strikes or other events affecting refinery production, transportation, taxes or marketing, environmental concerns, market manipulation, price speculation, changes in currency exchange rates and other unpredictable events may drive actual or perceived fuel supply shortages. Shortages in the availability of, or increases in demand for, crude oil in general, other crude oil-based fuel derivatives and aircraft fuel in particular could result in increased fuel prices and could have a material adverse effect on our business, results of operations and financial condition.
We may not be able to increase ticket prices sufficiently to cover increased fuel costs, particularly when fuel prices rise quickly. We sell a significant number of tickets to passengers well in advance of travel, and, as a result, fares sold for future travel may not reflect increased fuel costs. In addition, our ability to increase ticket prices to offset an increase in fuel costs is limited by the competitive nature of the airline industry and the price sensitivity associated with air travel, particularly leisure travel, and any increases in fares may reduce the general demand for air travel. Additionally, our cargo and charter customers may choose to refuse fuel pass-through contracts, which could drive down the profitability of those agreements.
From time to time, we may enter into fuel derivative contracts in order to mitigate the risk to our business from future volatility in fuel prices but such contracts may not fully protect us from all related risks. We expect all of our existing options to be exercised or expire by the end of 2021. Generally speaking, our charter and cargo operations have pass-through provisions for fuel costs, and as such we do not hedge our fuel requirements for that portion of our business. Our hedges in place at the end of 2020 consisted of

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collars and call options and the underlying commodities consisted of both Gulf Coast Jet Fuel contracts as well as West Texas Intermediate Crude Oil contracts.
We may enter into derivatives that do not qualify for hedge accounting, which can impact our results of operations and increase the volatility of our earnings due to recognizing the mark-to-market impact of our hedge portfolio as a result of changes in the forward markets for oil and/or jet fuel. We cannot assure you our fuel hedging program will be effective or that we will maintain a fuel hedging program. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide an adequate level of protection against increased fuel costs or that the counterparties to our hedge contracts will be able to perform. Additionally, our ability to realize the benefit of declining fuel prices will be limited by the impact of any fuel hedges in place, we may incur additional expenses in connection with entering into derivative contracts and we may record significant losses on fuel hedges during periods of declining prices. A failure of our fuel hedging strategy, potential margin funding requirements, overpaying for fuel through the use of hedging arrangements or our failure to maintain a fuel hedging program could prevent us from adequately mitigating the risk of fuel price increases and could have a material adverse effect on our business, results of operations and financial condition.
Threatened or actual terrorist attacks or security concerns involving airlines could have a material adverse effect on our business, results of operations and financial condition.
Past terrorist attacks or attempted attacks, particularly those against airlines, have caused substantial revenue losses and increased security costs, and any actual or threatened terrorist attack or security breach, even if not directly against an airline, could have a material adverse effect on our business, results of operations and financial condition. Security concerns resulting in enhanced passenger screening, increased regulation governing carry-on baggage and cargo and other similar restrictions on passenger travel and cargo may further increase passenger inconvenience and reduce the demand for air travel or increase costs associated with providing cargo service. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines, which we may not be able to pass on to customers in the form of higher prices. Terrorist attacks, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats), even if not made directly on or involving the airline industry, could have a negative impact on the airline industry and have a material adverse effect on our business, results of operations and financial condition.
The airline industry is exceedingly competitive, and we compete against new entrants, LCCs, ULCCs, legacy network airlines and cargo carriers; if we are not able to compete successfully in our markets, our business will be materially adversely affected.
We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with new airlines, ULCCs, LCCs and legacy network airlines for airline passengers traveling on the routes we serve, particularly customers traveling in economy or similar classes of service. Competition on most of the routes we presently serve is intense, due to the large number of carriers in those markets. Furthermore, other airlines or new airlines may begin service or increase existing service on routes where we currently face no or little competition. In almost all instances, our competitors are larger than we are and possess significantly greater financial and other resources than we do.
The airline industry is particularly susceptible to price discounting because, once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase revenue per available seat mile. The prevalence of discount fares can be particularly acute when a competitor has excess capacity to sell. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services such as baggage and advance seat selection, which previously were offered as a component of base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve. The availability of low-priced fares coupled with an increase in domestic capacity has led to dramatic changes in pricing behavior in many U.S. markets. Many domestic carriers began matching lower cost airline pricing, either with limited or unlimited inventory.

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During economic downturns, including during a health crisis, our competitors may choose to take an aggressive posture toward market share growth on routes where we compete, which would flood a low demand market with additional capacity that drives down fares, which could have a material adverse effect on our business, results of operations and financial condition.
Our growth and the success of our high-growth, low-cost business model could stimulate competition in our markets through our competitors’ development of their own LCC or ULCC strategies, new pricing policies designed to compete with LCCs, ULCCs or new market entrants. Airlines increase or decrease capacity in markets based on perceived profitability. If our competitors increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route that we serve, it could have a material adverse impact on our business. If a legacy network airline were to successfully develop a low-cost product or if we were to experience increased competition from LCCs, our business could be materially adversely affected. Regardless of cost structure, the domestic airline industry has often been the source of fare wars undertaken to grow market share or for other reasons. Additionally, each of American Airlines, Delta Air Lines and United Airlines has begun to offer a so-called “basic economy” offering with reduced amenities designed specifically to compete against LCCs and ULCCs, which presents a significant form of competition for us.
A competitor adopting an LCC or ULCC strategy may have greater financial resources and access to lower cost sources of capital than we do, which could enable them to operate their business with a lower cost structure, or enable them to operate with lower marginal revenues without substantial adverse effects, than we can. If these competitors adopt and successfully execute an LCC or ULCC business model, our business could be materially adversely affected.
Similarly, our competitors may choose to commence or expand their existing charter operations, which could adversely impact our ability to obtain or renew charter contracts, especially in periods of low demand. This could result in decreases in our charter services market share and reduced profitability for our charter operations, which would have a material adverse effect on our business, results of operations and financial condition.
Our competitors may also choose to commence, or expand their existing, cargo operations. In addition, our competitors could seek to provide cargo services to Amazon, which could adversely impact our ability to maintain or renew the ATSA. This could result in reduced frequencies for our cargo operations, which could have a material adverse effect on our business, results of operations and financial condition.
There has been significant consolidation within the airline industry, including, for example, the combinations of American Airlines and US Airways, Delta Air Lines and Northwest Airlines, United Airlines and Continental Airlines, Southwest Airlines and AirTran Airways, and Alaska Airlines and Virgin America. In the future, there may be additional consolidation in our industry. Business combinations could significantly alter industry conditions and competition within the airline industry and could permit our competitors to reduce their fares.
The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or ancillary revenues required to sustain profitable operations in new and existing markets and could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of the markets we serve, which could have a material adverse effect on our business, results of operations and financial condition.
Airlines are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; government shutdowns; FAA grounding of aircraft; major construction or improvements at airports; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel-related taxes; or the outbreak of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.
Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, major construction or improvements at airports at which we operate, increased security measures, new travel-related taxes and fees, adverse weather conditions, natural

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disasters and the outbreak of disease. Factors that cause flight delays frustrate passengers and increase costs and decrease revenues, which in turn could adversely affect profitability. The federal government controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. The federal government also controls airport security. In addition, there are proposals before Congress that would treat a wide range of consumer protection issues, which could increase the costs of doing business. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA would result in changes to aircraft routings and flight paths that could lead to increased noise complaints and lawsuits, resulting in increased costs. In addition, federal government shutdowns can affect the availability of federal resources necessary to provide air traffic control and airport security. Furthermore, a federal government grounding of our aircraft type could result in flight cancellations and adversely affect our business.
Adverse weather conditions and natural disasters, such as hurricanes, thunderstorms, winter snowstorms or earthquakes, can cause flight cancellations or significant delays, and in the past have led to Congressional demands for investigations. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other, larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers. Because of our day of week, limited schedule and optimized utilization and point-to-point network, operational disruptions can have a disproportionate impact on our ability to recover. In addition, many airlines reaccommodate their disrupted passengers on other airlines at prearranged rates under flight interruption manifest agreements. We have been unsuccessful in procuring any of these agreements with our peers, which makes our recovery from disruption more challenging than for larger airlines that have these agreements in place. Similarly, outbreaks of pandemic or contagious diseases, such as ebola, measles, avian flu, severe acute respiratory syndrome (SARS), COVID-19, H1N1 (swine) flu, pertussis (whooping cough) and zika virus, or their respective variants, could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Any increases in travel-related taxes could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition. Moreover, U.S. federal government shutdowns may cause delays and cancellations or reductions in discretionary travel due to longer security lines, including as a result of furloughed government employees or reductions in staffing levels, including air traffic controllers. U.S. government shutdowns may also impact our ability to take delivery of aircraft and commence operations in new domestic stations. Another extended shutdown like the one in December 2018-January 2019 may have a negative impact on our operations and financial results.
Risks associated with our presence in international markets, including political or economic instability, and failure to adequately comply with existing and changing legal requirements, may materially adversely affect us.
Some of our target growth markets include countries with less developed economies, legal systems, financial markets and business and political environments that are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments, as well as health and safety concerns. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.
We emphasize compliance with all applicable laws and regulations in all jurisdictions where we operate and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party providers and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party providers or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our

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employees, third-party providers or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs, which in turn may materially adversely affect our reputation and could have a material adverse effect on our business, results of operations and financial condition.
Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on our business, results of operations and financial condition.
If any of our aircraft were to be involved in a significant accident or if our property or operations were to be affected by a significant natural catastrophe or other event, we could be exposed to material liability or loss. If insurance markets harden due to other airline global incidents, general aviation incidents or other economic factors, we could be unable to obtain sufficient insurance (including aviation hull and liability insurance and property and business interruption coverage) to cover such liabilities or losses, our business could be materially adversely affected.
We currently obtain war risk insurance coverage (terrorism insurance) as part of our commercial aviation hull and liability policy, and additional excess third-party war risk insurance through the commercial aviation war risk market. Our current war risk insurance from commercial underwriters excludes nuclear, radiological and certain other events. The global insurance market for aviation-related risks has been faced with significant losses, resulting in substantial tightening in insurance markets with reduced capacity and increased prices. If we are unable to obtain adequate third-party hull and liability or third-party war risk (terrorism) insurance or if an event not covered by the insurance we maintain were to take place, our business could be materially adversely affected.
The airline industry is heavily taxed.
The airline industry is subject to extensive government fees and taxation that negatively impact our revenue and profitability. The U.S. airline industry is one of the most heavily taxed of all industries. These fees and taxes have grown significantly in the past decade for domestic flights, and various U.S. fees and taxes also are assessed on international flights. For example, as permitted by federal legislation, most major U.S. airports impose a passenger facility charge per passenger on us. In addition, the governments of foreign countries in which we operate impose on U.S. airlines, including us, various fees and taxes, and these assessments have been increasing in number and amount in recent years. Moreover, we are obligated to collect a federal excise tax, commonly referred to as the “ticket tax,” on domestic and international air transportation. We collect the excise tax, along with certain other U.S. and foreign taxes and user fees on air transportation (such as passenger security fees), and pass along the collected amounts to the appropriate governmental agencies. Although these taxes and fees are not our operating expenses, they represent an additional cost to our customers, which, because we operate in a highly elastic environment, drives down demand. There are continuing efforts in Congress and in other countries to raise different portions of the various taxes, fees, and charges imposed on airlines and their passengers, including the passenger facility charge, and we may not be able to recover all of these charges from our customers. Increases in such taxes, fees and charges could negatively impact our business, results of operations and financial condition.
Under regulations set forth by the Department of Transportation, or the DOT, all governmental taxes and fees must be included in the prices we quote or advertise to our customers. Due to the competitive revenue environment, many increases in these fees and taxes have been absorbed by the airline industry rather than being passed on to the customer. Further increases in fees and taxes may reduce demand for air travel, and thus our revenues.
Restrictions on or increased taxes applicable to charges for ancillary products and services paid by airline passengers and burdensome consumer protection regulations or laws could harm our business, results of operations and financial condition.
For the years ended December 31, 2020, 2019 and 2018, we generated ancillary revenues of approximately $68.1 million, $118.2 million and $56.7 million, respectively. Our ancillary revenue consists primarily of revenue generated from air travel-related services such as baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance. The DOT has rules governing many facets of the airline-consumer relationship, including, for instance, consumer notice requirements, handling

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of consumer complaints, price advertising, lengthy tarmac delays, oversales and denied boarding process/compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage, consumer disclosures and the transportation of passengers with disabilities. The DOT periodically audits airlines to determine whether such airlines have violated any of the DOT rules. If the DOT determines that we are not, or have not been, in compliance with these rules or if we are unable to remain compliant, the DOT may subject us to fines or other enforcement action. The DOT may also impose additional consumer protection requirements, including adding requirements to modify our websites and computer reservations system, which could have a material adverse effect on our business, results of operations and financial condition. The U.S. Congress and the DOT have examined the increasingly common airline industry practice of unbundling the pricing of certain products and ancillary services, a practice that is a core component of our business strategy. If new laws or regulations are adopted that make unbundling of airline products and services impermissible, or more cumbersome or expensive, or if new taxes are imposed on ancillary revenues, our business, results of operations and financial condition could be negatively impacted. Congressional, Federal agency and other government scrutiny may also change industry practice or the public’s willingness to pay for ancillary services. See also “—Risks Related to Our Business—We are subject to extensive regulation by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.”
We are subject to risks associated with climate change, including increased regulation to reduce emissions of greenhouse gases.
Concern about climate change and greenhouse gases has resulted, and is expected to continue to result, in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, on March 6, 2017, the International Civil Aviation Organization, or ICAO, an agency of the United Nations established to manage the administration and governance of the Convention on International Civil Aviation, adopted new carbon dioxide, or CO2 certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023.
In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards. In August 2016, the Environmental Protection Agency, or the EPA, made a final endangerment finding that aircraft engine greenhouse gas, or GHG, emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare, which obligates the EPA under the Clean Air Act to set GHG emissions standards for aircraft. On January 11, 2021, the EPA issued a rule regulating GHG emissions from aircraft that largely conforms to the March 2017 ICAO standards. However, on January 20, 2021, President Biden, who is expected to promote more aggressive policies with respect to climate change and carbon emissions, including in the aviation there may be future rulemaking that sector, issued an executive order calling for a review of regulatory actions of the prior administration for their consistency with the Biden administration’s policies, including with respect to climate change. Accordingly, may result in stricter GHG emissions standards than those contained in the rule. In addition, federal climate legislation, including the “Green New Deal” resolution, has been introduced in Congress recently, although Congress has yet to pass a bill specifically addressing GHG regulation. Several states are also considering or have adopted initiatives to regulate emissions of GHGs, primarily through the planned development of GHG emissions inventories and/or regional cap-and-trade programs.
In addition, in October 2016, the ICAO adopted the Carbon Offsetting and Reduction Scheme for International Aviation, or CORSIA, which is a global, market-based emissions offset program designed to encourage carbon-neutral growth beyond 2020. Further, in June 2018 the ICAO adopted standards pertaining to the collection and sharing of information on international aviation emissions beginning in 2019. The CORSIA will increase operating costs for us and other U.S. airlines that operate internationally. The CORSIA is being implemented in phases, with information sharing beginning in 2019 and a pilot phase beginning in 2021. Certain details are still being developed and the impact cannot be fully predicted. The potential impact of the CORSIA or other emissions-related requirements on our costs will ultimately depend on a number of factors, including baseline emissions, the price of emission allowances or offsets that we would need to

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acquire, the efficiency of our fleet and the number of flights subject to these requirements. These costs have not been completely defined and could fluctuate.
In the event that legislation or regulation with respect to GHG emissions associated with aircraft or applicable to the fuel industry is enacted in the United States or other jurisdictions where we operate or where we may operate in the future, or as part of international conventions to which we are subject, it could result in significant costs for us and the airline industry. In addition to direct costs, such regulation may have a greater effect on the airline industry through increases in fuel costs that could result from fuel suppliers passing on increased costs that they incur under such a system.
We face competition from air travel substitutes.
In addition to airline competition from legacy network airlines, LCCs and ULCCs, we also face competition from air travel substitutes. Our business serves primarily leisure travelers, for whom travel is entirely discretionary. On our domestic routes, particularly those with shorter stage lengths, we face competition from some other transportation alternatives, such as bus, train or automobile. The new presidential administration and the new Secretary of the Department of Transportation have indicated strong support for trains. In addition, technology advancements may limit the demand for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower-cost substitutes for air travel. The COVID-19 pandemic has accelerated adoption of such technology and customers may be more likely to think it is sufficient for their needs, which could reduce demand for air travel. If we are unable to stimulate demand for air travel with our low base fares or if we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Business
If we fail to implement our business strategy successfully, our business will be materially adversely affected.
Our business strategy includes growth in our aircraft fleet, expansion of markets we serve by building out our MSP hub, growing our seat share at MSP and growing non-MSP point-to-point markets, increasing the seats in each aircraft, expanding our ancillary product offering and growing our charter service. When developing our route network, we focus on gaining market share on routes that have been underserved or are served primarily by higher cost airlines where we have a competitive cost advantage. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. The COVID-19 pandemic adversely affected our growth plans and business strategy. We face numerous challenges in implementing our growth strategy, including our ability to:
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sustain our relatively low unit costs, continue to realize attractive revenue performance and maintain profitability; stimulate traffic with low fares;

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maintain an optimal level of aircraft utilization, balanced with a low aircraft acquisition cost, to execute our scheduled, cargo and charter operations;

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access airports located in our targeted geographic markets; and

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maintain operational performance necessary to complete all flights.

If we are unable to obtain and maintain access to a sufficient number of slots, gates or related ground facilities at desirable airports to accommodate our growing fleet, we may be unable to compete in desirable markets, our aircraft utilization rate could decrease, and we could suffer a material adverse effect on our business, results of operations and financial condition. There can be no assurances that we will be able to grow our business at MSP or in non-MSP markets as we anticipate, or at all.
Our growth is also dependent upon our ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities as we induct new aircraft and continue to execute our growth plan. In addition, we will require additional third-party personnel for services we do not undertake ourselves. An inability to hire and retain personnel, especially in light of the CARES Act limitations, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate our expanded

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facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. Furthermore, expansion to new markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the existing risks upon entering certain new markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market and may also offer more attractive frequent flyer programs and/or access to marketing alliances with other airlines, which we do not currently offer. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.
The COVID-19 pandemic has materially disrupted our strategic operating and growth plans in the near-term, and there are risks to our business, operating results, liquidity and financial condition associated with executing our strategic operating and growth plans in the long-term.
The COVID-19 pandemic has materially disrupted our strategic operating and growth plans in the near-term, and there are risks to our business, operating results and financial condition associated with executing our strategic operating and growth plans in the long-term. In developing our strategic operating and growth plans, we make certain assumptions, including, but not limited to, those related to customer demand, competition, market consolidation, the availability of aircraft and the global economy. Actual economic, market and other conditions have been and may continue to be different from our assumptions. In 2020, demand was, and is expected to continue to be, significantly impacted by the COVID-19 pandemic, which has materially disrupted the timely execution of our strategic operating and growth plans, including plans to add capacity in 2020 and expand our routes, markets and number of aircraft. If we do not successfully execute or adjust our strategic operating and growth plans in the long-term, or if actual results continue to vary significantly from our prior assumptions or vary significantly from our future assumptions, our business, operating results and financial condition could be materially and adversely impacted.
The anticipated strategic and financial benefits of the ATSA may not be realized.
In December 2019, we entered into the ATSA with Amazon with the expectation that the transactions contemplated thereby would result in various benefits including, among others, growth in revenues, improved cash flows and operating efficiencies. Achieving the anticipated benefits from the ATSA is subject to a number of challenges and uncertainties, such as: unforeseen maintenance and other costs; our ability to hire pilots, crew and other personnel necessary to support our CMI services; interruptions in the operations under the ATSA as a result of unexpected or unforeseen events, whether as a result of factors within the Company’s control or outside of the Company’s control; and the level of operations and results of operations, including margins, under the ATSA being less than the Company’s current expectations and projections. We have not historically had any significant cargo operations, nor have we had main deck cargo operations. Applying our existing business strategies to cargo operations may be costly, complex and time-consuming, and our management will have to devote substantial time and resources to such effort and it may not be successful. We may also experience difficulties or delays in securing ramp access and other airport services necessary to operate in the air cargo and express shipping sector. If we are unable to successfully implement our CMI services and achieve our objectives, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected. There can be no assurances that the ATSA or our relationship with Amazon will benefit our financial condition or results of operations, and we will incur costs related to the relationship, including related to the 2019 Warrants, which could have a negative impact on our results of operations if not offset by benefits from the ATSA. In addition, if we fail to perform under the terms and conditions of the contract, we may be required to pay fees or penalties under the ATSA and, in certain cases, Amazon may have the right to terminate the agreement. Amazon may also terminate the ATSA for convenience, subject to certain notice requirements and payment of a termination fee. The ATSA is also subject to two, two-year extension options, which Amazon may choose not to exercise. Importantly, Amazon has not agreed to any minimum flying requirements under the ATSA and could choose not to fly significant volumes with us. If we do not achieve the benefits we expect from the ATSA, we could suffer from a material adverse effect on our financial condition and results of operations.
Our cargo business is concentrated with Amazon, and any decrease in volumes or increase in costs could have a material adverse effect on our business, operations, financial condition and brand.
Our cargo service is concentrated with Amazon and our business is impacted by economic and business preferences of Amazon and its customers. The ATSA does not require a minimum amount of

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flying and therefore our cargo business would decrease if Amazon’s use of our cargo services decreases, which would materially adversely affect our business, results of operations, and prospects.
In addition, the profitability of the ATSA is dependent on our ability to manage costs. Our projections of operating costs, crew productivity and maintenance expenses contain key assumptions, including flight hours, aircraft reliability, crewmember productivity, compensation and benefits and maintenance costs. If actual costs are higher than projected or aircraft reliability is less than expected, or aircraft become damaged and are out of revenue service for repair, the profitability of the ATSA and future operating results may be negatively impacted. We rely on flight crews that are unionized. If collective bargaining agreements increase our costs and we cannot recover such increases, our operating results would be negatively impacted. It may be necessary for us to terminate certain customer contracts or curtail planned growth.
The ATSA contains monthly incentive payments for reaching specific on-time arrival performance thresholds. Additionally, there are monetary penalties for on-time arrival performance below certain thresholds. As a result, our operating revenues may vary from period to period depending on the achievement of monthly incentives or the imposition of penalties. Further, we could be found in default of an agreement if it does not maintain minimum thresholds over an extended period of time. If we are placed in default due to the failure to maintain reliability thresholds, Amazon may elect to terminate all or part of the services we provide after a cure period and pursue those rights and remedies available to it at law or in equity, in which case the 2019 Warrants would remain outstanding.
Our low-cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.
Our low-cost structure is one of our primary competitive advantages. However, we have limited control over many of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, the acquisition and cost of aircraft, airport and related infrastructure costs, taxes, the cost of meeting changing regulatory requirements, the cost of capable talent at market wages and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a significant portion of our employees are established by the terms of collective bargaining agreements, substantially all of which are currently open and are being negotiated. See “—Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.” We cannot guarantee we will be able to maintain our relatively low costs. If our cost structure increases and we are no longer able to maintain a competitive cost structure, it could have a material adverse effect on our business, results of operations and financial condition.
Our business is significantly tied to and consolidated in our main hub in Minneapolis-St. Paul, and any decrease in traffic in this hub could have a material adverse effect on our business, operations, financial condition and brand.
Our service is concentrated around our hub in MSP and our business is impacted by economic and geophysical factors of this region. We maintain a large presence in MSP with approximately 90.5% of 2020 capacity, as measured by ASMs, having MSP as either their origin or destination. Flight operations in Minneapolis can face extreme weather challenges in all seasons but especially in the winter which at times has resulted in severe disruptions in our operation and the incurrence of material costs as a consequence of such disruptions. Our business could be further harmed by an increase in the amount of direct competition we face in the Minneapolis market or by continued or increased congestion, delays or cancellations. For instance, MSP is also a significant hub for Delta Air Lines. If Delta Air Lines or another legacy network airline were to successfully develop low-cost or low-fare products or if we were to experience increased competition from LCCs or ULCCs in the Minneapolis market, our business, results of operations and prospects could be materially adversely affected.
Our business would also be negatively impacted by any circumstances causing a reduction in demand for air transportation in the Minneapolis area, such as adverse changes in local economic conditions, health concerns, adverse weather conditions, negative public perception of Minneapolis, riots, social unrest, terrorist attacks or significant price or tax increases linked to increases in airport access costs and fees imposed on passengers.

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We have third-party vendors that support our MSP operations and we cannot guarantee that these vendors will operate to our expectations. We currently operate out of Terminal 2 at MSP. Our access to use our existing gates and other facilities in Terminal 2 is not guaranteed. We cannot assure you that our continued use of our facilities at MSP will occur on acceptable terms with respect to operations and cost of operations, or at all, or that our ongoing use of these facilities will not include additional or increased fees.
Our reputation and business could be adversely affected in the event of an accident or similar public incident involving our aircraft or personnel.
We are exposed to potential significant losses and adverse publicity in the event that any of our aircraft or personnel is involved in an accident, terrorist incident or other similar public incident, which could expose us to significant reputational harm and potential legal liability. In addition, we could face significant costs related to repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. Furthermore, our customers, including Amazon, may choose not to use us for their needs following such an incident. We cannot assure you that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. In addition, any future accident or similar incident involving our aircraft or personnel, even if fully covered by insurance or even if it does not involve our airline, may create an adverse public perception about our airline or that the equipment we fly is less safe or reliable than other transportation alternatives, or, in the case of our aircraft, could cause us to perform time-consuming and costly inspections on our aircraft or engines, any of which could have a material adverse effect on our business, results of operations and financial condition.
In addition, any accident involving the Boeing 737-NG or an aircraft similar to the Boeing 737-NG that we operate could result in the curtailment of such aircraft by aviation regulators, manufacturers and other airlines and could create a negative public perception about the safety of our aircraft, any of which could have a material adverse effect on our business, results of operations and financial condition. For example, in 2019, certain global aviation regulators and airlines grounded the Boeing 737 MAX in response to accidents involving aircraft flown by Lion Air and Ethiopian Airlines. In addition, following a 2018 accident involving the failure of a turbofan on a 737-700 aircraft, the National Transportation Safety Board, or NTSB, has recommended that regulators require Boeing to redesign the engine cowl on 737-NG aircraft and retrofit in service 737-NG aircraft with the redesigned cowl. We cannot predict when the FAA will respond to the NTSB recommendations and if it will require us to replace the engine cowls in our aircraft, which may be time-consuming and costly. The resolution of this matter or similar matters in the future could have an impact on our results of operations, financial condition, business and prospects.
Unauthorized use, incursion or breach of our information technology infrastructure could compromise the personally identifiable information of our passengers, prospective passengers or personnel and other sensitive information and expose us to liability, damage our reputation and have a material adverse effect on our business, results of operations and financial condition.
In the processing of our customer transactions and as part of our ordinary business operations, we and certain of our third-party providers collect, process, transmit and store a large volume of personally identifiable information, including email addresses and home addresses and financial data such as credit and debit card information. This data is increasingly subject to legislation and regulation, such as the Fair Accurate Credit Transparency Act, Payment Card Industry legislation, the California Consumer Privacy Act and the European Union’s General Data Protection Regulation typically intended to protect the privacy of personal data that is collected, processed, stored and transmitted. The security of the systems and network where we and our third-party providers store this data is a critical element of our business, and these systems and our network may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including computer viruses, hackers, denial-of-service attacks, employee theft or misuse, natural or man-made disasters, telecommunications failures, power loss and other disruptive sources and events.
As the cyber-threat landscape evolves, attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Attacks may be targeted at us, our

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customers (including the U.S. Department of Defense) and our providers, including air navigation service providers, or others who have entrusted us with information, including regulators such as the U.S. Department of Defense, FAA and DOT. In addition, attacks not targeted at us, but targeted solely at providers, may cause disruption to our computer systems or a breach of the data that we maintain on customers, employees, providers and others. Recently, several high profile consumer-oriented companies have experienced significant data breaches, which have caused those companies to suffer substantial financial and reputational harm. We cannot assure you that the precautions we have taken to avoid an unauthorized incursion of our computer systems are either adequate or implemented properly to prevent a data breach and its adverse financial and reputational consequences to our business.
A significant cybersecurity incident could result in a range of potentially material negative consequences for us, including lost revenue; unauthorized access to, disclosure, modification, misuse, loss or destruction of company systems or data; theft of sensitive, regulated or confidential data, such as personal identifying information or our intellectual property; the loss of functionality of critical systems through ransomware, denial of service or other attacks; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The costs and operational consequences of defending against, preparing for, responding to and remediating an incident may be substantial. Further, we could be exposed to litigation, regulatory enforcement or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, as well injunctive relief requiring costly compliance measures. A cybersecurity incident could also impact our brand, harm our reputation and adversely impact our relationship with our customers, employees and stockholders.
Additionally, any material failure by us or our third-party providers to maintain compliance with the Payment Card Industry security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit and debit cards as a form of payment. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants, or costs incurred in connection with the notifications to customers, employees, providers or the general public as part of our notification obligations to the various governments that govern our business. In addition, data and security breaches can also occur as a result of non-technical issues, including breaches by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information.
We are subject to increasing legislative, regulatory and customer focus on privacy issues and data security in the United States and abroad. In addition, a number of our commercial partners, including credit card companies, have imposed data security standards on us, and these standards continue to evolve. We will continue our efforts to meet our privacy and data security obligations; however, it is possible that certain new obligations may be difficult to meet and could increase our costs. Additionally, we must manage evolving cybersecurity risks. The loss, disclosure, misappropriation of or access to the information of our customers, personnel or business partners or any failure by us to meet our obligations could result in legal claims or proceedings, liability or regulatory penalties.
We rely on third-party providers and other commercial partners to perform functions integral to our operations.
We have entered into agreements with third-party providers to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and we cannot assure you that we will be able to obtain the necessary services at acceptable rates.
Although we seek to monitor the performance of third parties that furnish certain facilities or provide us with our ground handling, catering, passenger handling, engineering, maintenance, refueling, reservations and airport facilities, the efficiency, timeliness and quality of contract performance by third-party providers are often beyond our control, and any failure by our third-party providers to perform up to our expectations may have an adverse impact on our business, reputation with customers, our brand and our operations. These service agreements are generally subject to termination after notice by the third-party providers. In addition, we could experience a significant business disruption if we were to change vendors or if an existing provider ceased to be able to serve us. We expect to be dependent on such third-party arrangements for the foreseeable future.

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We rely on third-party distribution channels to distribute a portion of our airline tickets.
We rely on third-party distribution channels, including those provided by or through global distribution systems, or GDSs, conventional travel agents and online travel agents, or OTAs, to distribute a significant portion of our airline tickets, and we expect in the future to rely on these channels to also collect a portion of our ancillary revenues. These distribution channels are more expensive and at present have less functionality in respect of ancillary revenues than those we operate ourselves, such as our website. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally. To remain competitive, we will need to successfully manage our distribution costs and rights, and improve the functionality of third-party distribution channels, while maintaining an industry-competitive cost structure. Negotiations with key GDSs and OTAs designed to manage our costs, increase our distribution flexibility, and improve functionality could be contentious, could result in diminished or less favorable distribution of our tickets, and may not provide the functionality we require to maximize ancillary revenues. In addition, in the last several years there has been significant consolidation among GDSs and OTAs. This consolidation and any further consolidation could affect our ability to manage our distribution costs due to a reduction in competition or other industry factors. Any inability to manage such costs, rights and functionality at a competitive level or any material diminishment in the distribution of our tickets could have a material adverse effect on our competitive position and our results of operations. Moreover, our ability to compete in the markets we serve may be threatened by changes in technology or other factors that may make our existing third-party sales channels impractical, uncompetitive or obsolete.
We rely heavily on technology and automated systems to operate our business, and any disruptions or failure of these technologies or systems or any failure on our part to implement any new technologies or systems could materially adversely affect our business.
We are highly dependent on technology and computer systems and networks to operate our business. These technologies and systems include our computerized airline reservation system provided by Navitaire, a unit of Amadeus, flight operations systems, telecommunications systems, mobile phone application, airline website and maintenance systems. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. Our reservations system, which is hosted and maintained under a long-term contract by a third-party provider, is critical to our ability to issue, track and accept electronic tickets, conduct check-in, board and manage our passengers through the airports we serve and provide us with access to GDSs, which enlarge our pool of potential passengers. There are many instances in the past where a reservations system malfunctioned, whether due to the fault of the system provider or the airline, with a highly adverse effect on the airline’s operations, and such a malfunction has in the past and could in the future occur on our system, or in connection with any system upgrade or migration in the future. We also rely on third-party providers to maintain our flight operations systems, and if those systems are not functioning, we could experience service disruptions, which could result in the loss of important data, increase our expenses, decrease our operational performance and temporarily stall our operations.
Any failure of the technologies and systems we use could materially adversely affect our business. In particular, if our reservation system fails or experiences interruptions, and we are unable to book seats for a period of time, we could lose a significant amount of revenue as customers book seats on other airlines, and our reputation could be harmed. In addition, replacement technologies and systems for any service we currently utilize that experiences failures or interruptions may not be readily available on a timely basis, at competitive rates or at all. Furthermore, our current technologies and systems are heavily integrated with our day-to-day operations and any transition to a new technology or system could be complex and time-consuming. Our technologies and systems cannot be completely protected against events that are beyond our control, including natural disasters, cyber attacks or telecommunications failures. We recently experienced a software outage that resulted in delayed flights for several hours, which could impact our on-time performance and completion factor. Substantial or sustained disruptions or system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We cannot assure you that any of our security measures, change control procedures or disaster recovery plans that we have implemented are adequate to prevent disruptions or failures. In the event that one or more of our primary technology or systems vendors fails to perform and a replacement system is not available or if we fail to implement a replacement system in a timely and efficient manner, our business could be materially adversely affected.

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In addition, in the ordinary course of business, our systems will continue to require modification and refinements to address growth and changing business requirements and to enable us to comply with changing regulatory requirements. Modifications and refinements to our systems have been and are expected to continue to be expensive to implement and can divert management’s attention from other matters. Furthermore, our operations could be adversely affected, or we could face impositions of regulatory penalties, if we were unable to timely or effectively modify our systems as necessary or appropriately balance the introduction of new capabilities with the management of existing systems.
We may not be able to grow or maintain our unit revenues or maintain our ancillary revenues.
A key component of our strategy was establishing Sun Country as a premier high-growth, low-cost carrier in the United States by attracting customers with low fares and garnering repeat business by delivering a high-quality customer experience with additional free amenities than traditionally provided on ULCCs in the United States. We intend to continue to differentiate our brand and product in order to expand our loyal customer base and grow or maintain our unit revenues and maintain our ancillary revenues. Differentiating our brand and product has required and will continue to require significant investment, and we cannot assure you that the initiatives we have implemented will continue to be successful or that the initiatives we intend to implement will be successful. If we are unable to maintain or further differentiate our brand and product from LCCs or ULCCs, our market share could decline, which could have a material adverse effect on our business, results of operations and financial condition. We may also not be successful in leveraging our brand and product to stimulate new demand with low base fares or gain market share from the legacy network airlines.
In addition, our business strategy includes maintaining our portfolio of desirable, value-oriented, ancillary products and services. However, we cannot assure you that passengers will continue to perceive value in the ancillary products and services we currently offer and regulatory initiatives could adversely affect ancillary revenue opportunities. Failure to maintain our ancillary revenues would have a material adverse effect on our business, results of operations and financial condition. Furthermore, if we are unable to maintain our ancillary revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel.
We operate a single aircraft type.
A critical cost-saving element of our business strategy is to operate a single-family aircraft fleet; however, our dependence on the Boeing 737-NG aircraft and CFM56 engines for all of our aircraft makes us vulnerable to any design defects or mechanical problems associated with this aircraft type or these engines. In the event of any actual or suspected design defects or mechanical problems with these family aircraft or engines, whether involving our aircraft or that of another airline, we may choose or be required to suspend or restrict the use of our aircraft. For example, several Boeing 737-NG aircraft have been grounded in the past by other airlines after inspections revealed cracks in the “pickle forks,” a component of the structure connecting the wings to the fuselages. Our business could also be materially adversely affected if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-NG aircraft or CFM56 engines, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or engines.
Increased labor costs, union disputes, employee strikes and other labor-related disruption may adversely affect our business, results of operations and financial condition.
Our business is labor intensive, with labor costs representing approximately 36.9%, 22.6% and 23.2% of our total operating costs for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, approximately 52% of our workforce was represented by labor unions. We cannot assure you that our labor costs going forward will remain competitive or that any new agreements into which we enter will not have terms with higher labor costs or that the negotiations of such labor agreements will not result in any work stoppages. In addition, one or more of our competitors may significantly reduce their labor costs, thereby providing them with a competitive advantage over us. New entrants to the market may not have unionized workforces and therefore may have substantially lower costs or better labor efficiencies. Furthermore, our labor costs may increase in connection with our growth, especially if we needed to hire

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more pilots in order to grow our cargo business. We cannot guarantee that our cargo business will grow and that hiring of additional pilots will be required. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize.
Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.
On December 3, 2019 our dispatchers approved a new contract. The amendable date of the collective bargaining agreement is November 14, 2024. Our collective bargaining agreement with our flight attendants is currently amendable. Negotiations with the union representing this group commenced in November of 2019. By mutual consent, the negotiations were paused in March 2020 due to the COVID-19 pandemic. We have scheduled dates to restart negotiations in the third quarter of 2021. Our collective bargaining agreement with our pilots was amendable on October 31, 2020. Neither party chose to serve notice to the other party to make changes by the amendable date; therefore, the new amendable date is October 31, 2021, although the collective bargaining agreement provides for an “early open” 180 days in advance of such date. The pilots have since served notice to the Company and we have begun preliminary discussions with our pilots; however, the contract remains in status quo until there is a newly ratified contract. See also “Business—Employees.” The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. In addition, if we are unable to reach agreement with any of our unionized work groups in current or future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions, stoppages or shortages. Any such action or other labor dispute with unionized employees could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies. As a result, our business, results of operations and financial condition may be materially adversely affected based on the outcome of our negotiations with the unions representing our employees.
Changes in law, regulation and government policy have affected, and may in the future have a material adverse effect on our business.
Changes in, and uncertainty with respect to, law, regulation and government policy at the local, state or federal level have affected, and may in the future significantly impact, our business and the airline industry. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, limits deductions for borrowers for net interest expense on debt. Changes to law, regulations or government policy that could have a material impact on us in the future include, but are not limited to, infrastructure renewal programs; changes to operating and maintenance requirements; foreign and domestic changes in customs, immigration and security policy and requirements that impede travel into or out of the United States; modifications to international trade policy, including withdrawing from trade agreements and imposing tariffs; changes to consumer protection laws; changes to public health policy; changes to financial legislation, including the partial or full repeal of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act; public company reporting requirements; environmental regulation and antitrust enforcement. Any such changes could make it more difficult and/or more expensive for us to obtain new aircraft or engines and parts to maintain existing aircraft or engines or make it less profitable or prevent us from flying to or from some of the destinations we currently serve.
To the extent that any such changes have a negative impact on us or the airline industry, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flows.

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We rely on efficient daily aircraft utilization to address peak demand days of the week and months of the year, which makes us vulnerable to flight delays, flight cancellations or aircraft unavailability during peak demand periods.
We aim to optimize our daily aircraft utilization rate by tailoring service to customer demand patterns, which are seasonal and vary by day of the week. Our average daily aircraft utilization was 5.1 hours, 9.6 hours and 9.7 hours for the years ended December 31, 2020, 2019 and 2018, respectively. Aircraft utilization is block hours divided by number of days in the period divided by average aircraft. Part of our business strategy is to efficiently deploy our aircraft, which is achieved in part by higher utilization during the most profitable seasonal periods and days of the week and more limited usage of less expensive aircraft during weak demand periods. During peak demand periods, we may utilize all of our aircraft, and in the event we experience delays and cancellations from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems or outages, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions, because we do not have reaccomodation arrangements with other airlines like legacy network airlines do and cannot reaccommodate passengers on our aircraft because of our limited schedule, we may incur additional costs in completing customer journeys. Due to the relatively small size of our fleet and the limited and changing nature of our scheduled service and our point-to-point network, the unexpected unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations and financial condition. Additionally, we frequently use all of our freighters in support of our cargo business. In the event we experience a series of aircraft out of service, we would experience a decline in revenue and potentially customer satisfaction. Furthermore, in the event we are unable to procure aircraft at the price-point necessary to allow for lower utilization during weak demand periods, our costs will be higher and could have a material adverse effect on our business, results of operations and financial condition.
The cost of aircraft repairs and unexpected delays in the time required to complete aircraft maintenance could negatively affect our operating results.
We provide flight services throughout the world and could be operating in remote regions. Our aircraft may experience maintenance events in locations that do not have the necessary repair capabilities or are difficult to reach. As a result, we may incur additional expenses and lose billable revenues that we would have otherwise earned. Under certain customer agreements, we are required to provide a spare aircraft while scheduled maintenance is completed. If delays occur in the completion of aircraft maintenance, we may incur additional expense to provide airlift capacity and forgo revenues.
If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business could be harmed.
Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. We compete against other U.S. airlines for pilots, mechanics and other skilled labor and certain U.S. airlines offer wage and benefit packages exceeding ours. The airline industry has from time to time experienced a shortage of qualified personnel. In particular, as more pilots in the industry approach mandatory retirement age, the U.S. airline industry may be affected by a pilot shortage. We and other airlines may also face shortages of qualified aircraft mechanics and dispatchers. As is common with most of our competitors, we have faced considerable turnover of our employees. As a result of the foregoing, we may not be able to attract or retain qualified personnel or may be required to increase wages and/or benefits in order to do so. In addition, we may lose employees due to the impact of COVID-19 on aviation or as a result of restrictions imposed under the CARES Act. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to implement our growth plans.
In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which we believe is one of our competitive strengths, is important to providing dependable customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and

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geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.
Our inability to expand or operate reliably or efficiently out of airports where we operate could have a material adverse effect on our business, results of operations and financial condition and brand.
Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at these airports, including, but not limited to:
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increases in airport rates and charges;

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limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;

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termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;

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increases in airport capacity that could facilitate increased competition;

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international travel regulations such as customs and immigration;

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increases in taxes;

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changes in law, regulations and government policies that affect the services that can be offered by airlines, in general, and in particular markets and at particular airports;

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restrictions on competitive practices;

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changes in law or ordinances that increase minimum wages beyond regional norms;

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the adoption of statutes or regulations that impact or impose additional customer service standards and requirements, including operating and security standards and requirements; and

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the adoption of more restrictive locally imposed noise regulations or curfews.

Our business is highly dependent on the availability and cost of airport services at the airports where we operate. Any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.
It has only been a limited period since our current business and operating strategy has been implemented.
Following the implementation of our current business and operating strategy in late 2017 and our acquisition by the Apollo Funds in 2018, we recorded a net loss of approximately $3.9 million, net income of approximately $46.1 million, a net loss of approximately $367 thousand and net income of approximately $25.9 million for the years ended December 31, 2020 and 2019, the Successor 2018 period and the Predecessor 2018 period, respectively. We cannot assure you that we will be able to achieve or sustain profitability on a quarterly or an annual basis. If we generate losses in the future or are cash flow negative, the market price of our common stock may decline.
We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition.
We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air (including air emissions associated with the operation of our aircraft), discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We are or may be subject to new or amended laws and regulations that may have a direct effect (or indirect effect through our third-party providers, including the petroleum industry, or airport facilities at which we operate) on our operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.
Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws current and

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former owners or operators of facilities, as well as generators of waste materials disposed of at such facilities, can be subject to liability for investigation and remediation costs at facilities that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or compliance with applicable law when the disposal occurred or the amount of wastes directly attributable to us.
In addition, the ICAO and jurisdictions around the world have adopted noise regulations that require all aircraft to comply with noise level standards, and governmental authorities in several U.S. and foreign cities are considering or have already implemented aircraft noise reduction programs, including the imposition of overnight curfews and limitations on daytime take-offs and landings. Compliance with existing and future environmental laws and regulations, including emissions limitations and more restrictive or widespread noise regulations, that may be applicable to us could require significant expenditures, increase our cost base and have a material adverse effect on our business, results of operations and financial condition, and violations thereof can lead to significant fines and penalties, among other sanctions.
We participate with other airlines in fuel consortia and fuel committees at our airports where economically beneficial, which agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs) incurred by such fuel consortia could also have an adverse impact on our business, results of operations and financial condition.
Our intellectual property rights, particularly our branding rights, are valuable, and any inability to protect them may adversely affect our business and financial results.
We consider our intellectual property rights, particularly our branding rights such as our trademarks applicable to our airline and Sun Country Rewards program, to be a significant and valuable aspect of our business. We aim to protect our intellectual property rights through a combination of trademark, copyright and other forms of legal protection, contractual agreements and policing of third-party misuses of our intellectual property, but cannot guarantee that such efforts will be successful. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations, either of which may adversely affect our business and financial results.
Negative publicity regarding our customer service could have a material adverse effect on our business, results of operations and financial condition.
Our business strategy includes the differentiation of our brand and product from the other U.S. airlines, including LCCs and ULCCs, in order to increase customer loyalty and drive future ticket sales. We intend to accomplish this by continuing to offer passengers dependable customer service. However, in the past, we have experienced customer complaints related to, among other things, product and pricing changes related to our business strategy and customer service. In particular, we have generally experienced a higher volume of complaints when we implemented changes to our unbundling policies, such as charging for seats and baggage. These complaints, together with reports of lost baggage, delayed and cancelled flights, and other service issues, are reported to the public by the DOT. In addition, we could become subject to complaints about our booking practices. Finally, we have experienced a significant number of complaints, including letters from lawmakers and attorneys general, concerning non-refundable tickets during the COVID-19 pandemic. If we do not meet our customers’ expectations with respect to reliability and service, our brand and product could be negatively impacted, which could result in customers deciding not to fly with us and adversely affect our business and reputation. We recently entered into agreements for bus service to transport passengers to our MSP hub. If these operators suffer a service problem, safety failure or accident, our brand would be negatively impacted.
Our reputation and brand could be harmed if we were to experience significant negative publicity, including through social media.
We operate in a public-facing industry with significant exposure to social media. Negative publicity, whether or not justified, can spread rapidly through social media. To the extent that we are unable to respond

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timely and appropriately to negative publicity, our reputation and brand can be harmed. Damage to our overall reputation and brand could have a negative impact on our financial results.
We are highly dependent upon our cash balances, operating cash flows and availability under our Credit Facilities.
Our principal sources of liquidity are cash and equivalents and availability under our $25.0 million Revolving Credit Facility and $90.0 million Delayed Draw Term Loan Facility. Our Delayed Draw Term Loan Facility is available only to finance the acquisition of aircraft and engines and is not available for working capital or other general corporate purposes. In March 2021 and April 2021, we borrowed $68.0 million and $12.5 million, respectively, under the Delayed Draw Term Loan Facility for the purpose of financing the acquisition of six additional aircraft that we previously leased, all of which have been acquired. We are and will continue to be dependent on our operating cash flows and cash balances to fund our operations, provide capital reserves and make scheduled payments on our aircraft-related fixed obligations. If our operating cash flows become insufficient to cover the entirety of our cash outflows, the Revolving Credit Facility may not be adequate to finance our operations. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not have access to availability under the Revolving Credit Facility, or other sources of borrowings or equity financing, we could default on our operating leases and fixed obligations. Our inability to meet our obligations as they become due would have a material adverse effect on our business, results of operations and financial condition.
Our liquidity would be adversely impacted, potentially materially, in the event one or more of our credit card processors were to impose holdback restrictions for payments due to us from credit card transactions.
We currently have agreements with organizations that process credit card transactions arising from purchases of air travel tickets by our customers. Credit card processors may have financial risk associated with tickets purchased for travel which can occur several weeks or months after the purchase. As of December 31, 2020, we were not subject to any credit card holdbacks under our credit card processing agreements, although if we fail to meet certain liquidity and other financial covenants, our credit card processors have the right to hold back credit card remittances to cover our obligations to them. If our credit card processors were to impose holdback restrictions on us, the negative impact on our liquidity could be significant which could have a material adverse effect on our business, results of operations and financial condition.
Our ability to obtain financing or access capital markets may be limited.
We have significant obligations related to leases and debt financing for our aircraft fleet and may incur additional obligations as we grow our operations, and our current strategy is to rely on lessors or access to capital markets to provide financing for our aircraft acquisition needs. There are a number of factors that may affect our ability to raise financing or access the capital markets in the future, including our liquidity and credit status, our operating cash flows, market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy or otherwise constrain our growth and operations.
Our maintenance costs will fluctuate over time, we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet and obligations to the lessors and we could incur significant maintenance expenses outside of such maintenance schedules in the future.
We have substantial maintenance expense obligations, including with respect to our aircraft operating leases. Prior to an aircraft being returned in connection with an operating lease, we will incur costs to restore these aircraft to the condition required by the terms of the underlying operating leases. The amount and timing of these so-called “return conditions” costs can prove unpredictable due to uncertainty regarding the

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maintenance status of each particular aircraft at the time it is to be returned and it is not unusual for disagreements to ensue between the airline and the leasing company as to the required redelivery conditions on a given aircraft or engine.
Outside of scheduled maintenance, we incur from time to time unscheduled maintenance which is not forecast in our operating plan or financial forecasts, and which can impose material unplanned costs and the loss of flight equipment from revenue service for a significant period of time. For example, a single unplanned engine event can require a shop visit costing several million dollars and cause the engine to be out of service for a number of weeks.
Furthermore, the terms of our lease agreements require us to pay maintenance reserves to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our balance sheet, and there are restrictions on the extent to which such maintenance reserves are available for reimbursement. In addition, the terms of any lease agreements that we enter into in the future could also require maintenance reserves in excess of our current requirements. Any significant increase in maintenance and repair expenses would have a material adverse effect on our business, results of operations and financial condition. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Aircraft Maintenance.”
We have a significant amount of aircraft and other fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.
The airline business is capital intensive. As of December 31, 2020, our 31 passenger aircraft fleet consisted of 12 aircraft financed under operating leases, 5 aircraft financed under finance leases and 14 aircraft financed under secured debt arrangements. As of December 31, 2020, we had future aircraft operating lease obligations of approximately $163.4 million, future debt principal obligations of $285.8 million and future finance lease obligations of approximately $139.1 million. During 2021, based on our aircraft leases and debt structure as of December 31, 2020, we expect to incur obligations of $42.0 million related to operating leases, $26.9 million related to debt principal obligations and $17.6 million related to finance lease obligations. Additionally, we made payments for maintenance reserves of $20.7 million for 2020 and expect to make significant payments for maintenance reserves in the future. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance, cash flow, availability under the Revolving Credit Facility and our ability to secure adequate future financing, which will in turn depend on, among other things, the success of our current business strategy and our future financial and operating performance, competitive conditions, fuel price volatility, any significant weakening or improving in the U.S. economy, availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft-related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:
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require a substantial portion of cash flow from operations be used for operating lease and maintenance deposit payments and interest expense, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

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make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

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reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with lower fixed payment obligations; and

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cause us to lose access to one or more aircraft and forfeit our maintenance and other deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement, including cross-default provisions in certain of our leases.

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There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all. A failure to pay our operating lease, debt and other fixed cost obligations or a breach of our contractual obligations, including the Credit Agreement, could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to cure our breach, fulfill our obligations, make required lease payments or otherwise cover our fixed costs and our secured lenders could foreclose against the assets securing the indebtedness owing to them, which would have a material adverse effect on our business, results of operations and financial condition.
We depend on a sole-source supplier for the majority of our aircraft parts and any supply disruption could have a material adverse effect on our business.
We have entered into a contract with Delta Air Lines, Inc., or Delta, one of our competitors that is also the largest airline operating at MSP, for the vast majority of our aircraft parts. We are vulnerable to any problems associated with the performance of Delta’s obligations to supply our aircraft parts, including design defects, mechanical problems and regulatory issues associated with engines and other parts. If Delta experiences a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues, ceases to produce our aircraft parts, is unable to effectively deliver our aircraft parts on timelines and at the prices we have negotiated, or terminates the contract, we would incur substantial transition costs and we would lose the cost benefits from our current arrangement with Delta, which would have a material adverse effect on our business, results of operations and financial condition.
Reduction in demand for air transportation, or governmental reduction or limitation of operating capacity, in the domestic United States, Mexico or Caribbean markets, or a reduction in demand for our charter or cargo operations, could harm our business, results of operations and financial condition.
A significant portion of our operations are conducted to and from the domestic United States, Mexico or Caribbean markets. Our business, results of operations and financial condition could be harmed if we lose our authority to fly to these markets, by any circumstances causing a reduction in demand for air transportation, or by governmental reduction or limitation of operating capacity, in these markets, such as adverse changes in local economic or political conditions, public health restrictions, including testing or vaccination requirements associated with COVID-19, negative public perception of these destinations, unfavorable weather conditions, public health concerns, civil unrest, violence or terrorist-related activities. Furthermore, our business could be harmed if jurisdictions that currently limit competition allow additional airlines to compete on routes we serve. In addition, a reduction in demand from our charter customers, including as a result of decreased U.S. Department of Defense troop movements or fewer sports events and related travel, or from Amazon under the ATSA could have a material and adverse effect on our business, results of operations and financial condition.
We are subject to extensive regulation by the FAA, the DOT, the TSA, CBP and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business, results of operations and financial condition.
Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that impose significant costs. In the last several years, Congress has passed laws and the FAA, DOT and TSA have issued regulations, orders, rulings and guidance relating to consumer protections and to the operation, safety, and security of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with such laws and government regulations, orders, rulings and guidance. Additional laws, regulations, taxes and increased airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. For example, the FAA Reauthorization Act of 2018 directed the FAA to issue rules establishing minimum dimensions for passenger seats, including seat pitch, width and length. If adopted, these measures could have the effect of raising ticket prices, reducing revenue, and increasing costs.
For example, the DOT has broad authority over airlines and their consumer and competitive practices, and has used this authority to issue numerous regulations and pursue enforcement actions, including rules

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and fines relating to the handling of lengthy tarmac delays, consumer notice requirements, consumer complaints, price and airline advertising, distribution, oversales and involuntary denied boarding process and compensation, ticket refunds, liability for loss, delay or damage to baggage, customer service commitments, contracts of carriage and the transportation of passengers with disabilities. Among these is the series of Enhanced Airline Passenger Protection rules issued by the DOT. In addition, the adoption of FAR Part 117 in 2014 modified required pilot rest periods and work hours and Congress has enacted a law and the FAA issued regulations requiring U.S. airline pilots to have a minimum number of hours as a pilot in order to qualify for an Air Transport Pilot certificate which all pilots on U.S. airlines must obtain. Furthermore, in October 2018, Congress passed the FAA Reauthorization Act of 2018, which extends FAA funds through fiscal year 2023. The legislation contains provisions which could have effects on our results of operations and financial condition. Among other provisions, the new law requires the DOT to clarify that, with respect to a passenger who is involuntarily denied boarding as a result of an oversold flight, there is no maximum level of compensation an air carrier may pay to such passenger and the compensation levels set forth in the regulations are the minimum levels of compensation an air carrier must pay to such a passenger, and to create new requirements for the treatment of disabled passengers. In addition it provides that the maximum civil penalty amount for damage to wheelchairs and other mobility aids or for injuring a disabled passenger may be trebled. The FAA must issue rules establishing minimum dimensions for passenger seats, including seat pitch, width and length. The FAA Reauthorization Act of 2018 also establishes new rest requirements for flight attendants and requires, within one year, that the FAA issue an order requiring installation of a secondary cockpit barrier on each new aircraft. The FAA Reauthorization Act of 2018 also provides for several other new requirements and rulemakings related to airlines, including but not limited to: (i) prohibition on voice communication cell phone use during certain flights, (ii) insecticide use disclosures, (iii) new training policy best practices for training regarding racial, ethnic, and religious non-discrimination, (iv) training on human trafficking for certain staff, (v) departure gate stroller check-in, (vi) the protection of pets on airplanes and service animal standards, (vii) requirements to refund promptly to passengers any ancillary fees paid for services not received, (viii) consumer complaint process improvements, (ix) pregnant passenger assistance, (x) restrictions on the ability to deny a revenue passenger permission to board or involuntarily remove such passenger from the aircraft, (xi) minimum customer service standards for large ticket agents, (xii) information publishing requirements for widespread disruptions and passenger rights, (xiii) submission of plans pertaining to employee and contractor training consistent with the Airline Passengers with Disabilities Bill of Rights, (xiv) ensuring assistance for passengers with disabilities, (xv) flight attendant duty period limitations and rest requirements, including submission of a fatigue risk management plan, (xvi) submission of policy concerning passenger sexual misconduct and (xvii) development of Employee Assault Prevention and Response Plan related to the customer service agents. Furthermore, in September 2019, the FAA published an Advance Notice of Proposed Rulemaking regarding flight attendant duty period limitations and rest requirements. The DOT also published a Notice of Proposed Rulemaking in January 2020 regarding, for example, the accessibility features of lavatories and onboard wheelchair requirements on certain single-aisle aircraft with an FAA certificated maximum capacity of 125 seats or more, training flight attendants to proficiency on an annual basis to provide assistance in transporting qualified individuals with disabilities to and from the lavatory from the aircraft seat, and providing certain information on request to qualified individuals with a disability or persons inquiring on their behalf, on the carrier’s website, and in printed or electronic form on the aircraft concerning the accessibility of aircraft lavatories. The DOT also recently published Final Rules regarding traveling by air with service animals and defining unfair or deceptive practices. The DOT also recently published a Final Rule clarifying that the maximum amount of denied boarding compensation that a carrier may provide to a passenger denied boarding involuntarily is not limited, prohibiting airlines from involuntarily denying boarding to a passenger after the passenger’s boarding pass has been collected or scanned and the passenger has boarded (subject to safety and security exceptions), raising the liability limits for denied boarding compensation, and raising the liability limit for mishandled baggage in domestic air transportation. Failure to remain in full compliance with these rules may subject us to fines or other enforcement action. FAR Part 117 and the minimum pilot hour requirements may also reduce our ability to meet flight crew staffing requirements.
We cannot assure you that compliance with these and other laws, regulations, orders, rulings and guidance will not have a material adverse effect on our business, results of operations and financial condition.
Compliance with the laws, regulations, orders, rulings and guidance applicable to the airline industry may increase our costs, which could have a material adverse effect on our business. For example, if our

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current standards do not meet the FAA’s rules regarding minimum dimensions for passenger seats, the number of seats on our aircraft would be reduced and our operating costs would increase.
In addition, the TSA imposes security procedures and requirements on U.S. airports and airlines serving U.S. airports, some of which are funded by a security fee imposed on passengers and collected by airlines, which impedes our ability to stimulate demand through low fares. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.
Our ability to operate as an airline is dependent on our obtaining and maintaining authorizations issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, operating aircraft, the grounding of aircraft, maintenance and inspection of aircraft, installation of new safety-related items, and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business, results of operations and financial condition. Federal law requires that air carriers operating scheduled service be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers managerial competence, operations, finances, and compliance record. In addition, under federal law, we must be a U.S. citizen (as determined under applicable law). Please see “Business—Foreign Ownership.” While the DOT has seldom revoked a carrier’s certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations.
International routes are regulated by air transport agreements and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change because the applicable agreements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by the applicable air transport agreements between the United States and foreign governments and our ability to obtain the necessary authority from the United States and foreign governments to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals and airport slots and restrictions on competitive practices. We are subject to numerous foreign regulations in the countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see “Business—Government Regulation.”
Our business could be materially adversely affected if we lose the services of our key personnel.
Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of our senior management team, particularly Jude Bricker, our Chief Executive Officer, and Dave Davis, our President and Chief Financial Officer. The CARES Act places limitations on pay for these key positions. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager, or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements and maintaining liability insurance for our directors and officers, which have increased in recent years. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, the Dodd-Frank Act, related rules implemented or to be implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq’s listing rules. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, our common stock could be delisted, and we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.
Our quarterly results of operations fluctuate due to a number of factors, including seasonality.
We expect our quarterly results of operations to continue to fluctuate due to a number of factors, including our seasonal operations, competitive responses in key locations or routes, price changes in aircraft fuel and the timing and amount of maintenance expenses. As a result of these and other factors, quarter-to-quarter comparisons of our results of operations and month-to-month comparisons of our key operating statistics may not be reliable indicators of our future performance. Seasonality may cause our quarterly and monthly results to fluctuate since historically our passengers tend to fly more during the winter months and less in the summer and fall months. We cannot assure you that we will find profitable markets in which to operate during the off-peak season. Lower demand for air travel during the fall and other off-peak months could have a material adverse effect on our business, results of operations and financial condition.
We may not realize any or all of our estimated cost savings, which would have a negative effect on our results of operations.
As part of our business strategy, we expect to implement certain operational improvements and cost savings initiatives. Any cost savings that we realize from such efforts may differ materially from our estimates. The estimates contained herein are the current estimates of the Company, but they involve risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such estimates. In addition, any cost savings that we realize may be offset, in whole or in part, by reductions in revenues, or through increases in other expenses. Any one-time costs incurred to achieve our cost savings going forward may be more than we expect and, to achieve additional cost savings, we may need to incur additional one-time costs. Our operational improvements and cost savings plans are subject to numerous risks and uncertainties that may change at any time. We cannot assure you that our initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all. The future performance of the Company may differ significantly from the anticipated performance of the Company set forth herein.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including commercial, employment, class action, whistleblower, patent, product liability and other litigation and claims, and governmental and other regulatory investigations and proceedings. In particular, in recent years, there has been significant litigation in the United States and abroad involving airline consumer complaints. We have in the past faced, and may face in the future, claims by third parties that we have violated a passenger’s rights. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Indebtedness
The Credit Agreement contains restrictions that limit our flexibility.
The Credit Agreement contains, and any future indebtedness of ours could also contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
incur additional debt, guarantee indebtedness, or issue certain preferred equity interests;

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pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock, or make other restricted payments;

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prepay, redeem, or repurchase certain debt;

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make loans or certain investments;

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sell certain assets;

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create liens on certain assets;

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consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;

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enter into certain transactions with our affiliates;

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alter the businesses we conduct;

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enter into agreements restricting our subsidiaries’ ability to pay dividends; and

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designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. These restrictive covenants may limit our ability to engage in activities that may be in our long-term best interest. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of a substantial amount of our indebtedness.
Our Delayed Draw Term Loan Facility is available solely to finance the acquisition of aircraft and engines and is not available for working capital or other general corporate purposes. As a result, only the $25.0 million Revolving Credit Facility portion of the Credit Facilities may be available for general corporate purposes and as a general source of liquidity.
We are subject to certain restrictions on our business as a result of our participation in governmental programs under the CARES Act and we may be subject to similar or other restrictions pursuant to future governmental programs.
Under the Payroll Support Program, Treasury provided us an aggregate of $62.3 million in Payroll Support Payments from April 21, 2020 to October 1, 2020, a $16.1 million Payroll Support Payment on February 2, 2021, $16.1 million in grants on March 26, 2021, $4.8 million in grants on April 22, 2021 and an additional $17.3 million grant on April 29, 2021 and $17.2 million grant on May 27, 2021 under Payroll Support Program 3. Additionally, on October 26, 2020, we entered into the CARES Act Loan Agreement with Treasury under the aviation direct loan program of the CARES Act. Pursuant to the CARES Act Loan Agreement, Treasury agreed to extend loans to us in an aggregate principal amount of $45.0 million, subject to specified terms, which was due to be repaid on the earlier of (i) October 24, 2025 or (ii) six months prior to the expiration date of any material loyalty program securing the loan. See Notes 3 and 8 to our audited consolidated financial statements included herein for more information.
In accordance with any grants and/or loans received under the CARES Act, we are required to comply with the relevant provisions of the CARES Act and the related implementing agreements which, among other things, include the following: the requirement to use the Payroll Support Payments exclusively for the continuation of payment of crewmember and employee wages, salaries and benefits; the requirement that certain levels of commercial air service be maintained until March 1, 2021, or if ordered by the DOT, March 1, 2022; the prohibitions on share repurchases of listed securities and the payment of common stock (or equivalent) dividends until September 30, 2022; and restrictions on the payment of certain executive compensation until April 1, 2023. We used a portion of the proceeds from our initial public offering to repay in full all amounts outstanding under the CARES Act Loan on March 24, 2021.
The substance and duration of restrictions to which we are subject under the grants and/or loans under the CARES Act, including, but not limited to, those outlined above, will materially affect our operations, and we may not be successful in managing these impacts. Further, these restrictions could limit our ability to

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
take actions that we otherwise might have determined to be in the best interests of our company and our stockholders. In particular, limitations on executive compensation may impact our ability to retain senior management or other key employees during this critical time.
We cannot predict whether the assistance under any of these programs will be adequate to support our business for the duration of the COVID-19 pandemic or whether additional assistance will be required or available in the future. Future governmental programs in which we participate may include similar or other restrictions on the operation of our business. There can be no assurances that additional grants will be available or that we will qualify for future programs.
Risks Related to this Offering and Ownership of Our Common Stock
Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.
The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:
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our operating and financial performance and prospects;

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quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as earnings per share, net income, revenues, Adjusted Net Income (Loss), Adjusted EBITDAR and Adjusted CASM;

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the public reaction to our press releases, our other public announcements and our filings with the SEC;

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strategic actions by our competitors;

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changes in operating performance and the stock market valuations of other companies;

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announcements related to litigation;

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our failure to meet revenue or earnings estimates made by research analysts or other investors;

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changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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speculation in the press or investment community;

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sales of our common stock by us or our stockholders, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations, or standards;

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additions or departures of key management personnel;

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actions by our stockholders;

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general economic and market conditions;

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the COVID-19 pandemic and its effects;

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domestic and international economic, legal and regulatory factors unrelated to our performance;

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material weakness in our internal control over financial reporting; and

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the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition, and results of operations.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur at the end of our most recently completed fiscal year if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, we have been required to file annual and quarterly report under the Exchange Act for a period of at least 12 months and we have filed at least one annual report pursuant to the Exchange Act, (iii) the last day of our fiscal year ending December 31, 2026, and (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may decline or become more volatile and it may be difficult for us to raise additional capital if and when we need it.
We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”
As a public company, we have and will continue to incur significant legal, accounting and other expenses. For example, we are required to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and heightened auditing standards, and Nasdaq, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, our management and other personnel may need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail in meeting our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material and adverse effect on our business, results of operations and financial condition.
However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.
We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing and materiality of such costs.
We are continuing to improve our internal control over financial reporting.
Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the JOBS Act, which at the latest would be the end of the fiscal year ending December 31, 2026. At such time, our internal control over financial reporting may be insufficiently documented, designed or operating, which may cause our independent registered public accounting firm to issue a report that is adverse.
Our certificate of incorporation and bylaws include provisions limiting ownership and voting by non-U.S. citizens.
To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our certificate of incorporation and bylaws restrict ownership and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law and DOT policy require that we be owned and controlled by U.S. citizens, that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that no more than 49% of our stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the United States, that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens and that we be under the actual control of U.S. citizens. Our certificate of incorporation and bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in the loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law.
In addition, only U.S. citizens may purchase shares in this offering. By participating in this offering, you will be deemed to represent that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). The restrictions on ownership and control of shares of our common stock could materially limit your ability to resell any shares you purchase in this offering and could adversely impact the price that investors might be willing to pay in the future for shares of our common stock.
The Apollo Stockholder has significant influence over us, and Apollo’s interests may conflict with our interests and the interests of other stockholders.
Following this offering, the Apollo Stockholder will beneficially own approximately            % of the voting power of our outstanding common equity (or approximately            % if the underwriters exercise their option to purchase additional shares in full). As a result, although the Apollo Stockholder will beneficially own less than 50% of our outstanding common equity, individuals affiliated with Apollo will continue to have significant influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, entering into significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates, including the Apollo Funds and the Apollo Stockholder, could conflict with or differ from our interests or the interests of our other stockholders. For example, the

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
concentration of ownership held by the Apollo Stockholder could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as the Apollo Stockholder continues to directly or indirectly beneficially own a significant amount of our equity, even if such amount is less than 50%, the Apollo Stockholder will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. The Apollo Stockholder also has a right to nominate a number of directors comprising a percentage of our board of directors in accordance with Apollo and its affiliates’ beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number).
Although we will not be a “controlled company” within the meaning of Nasdaq’s rules upon the completion of this offering, during a one-year transition period, we may continue to rely on exemptions from certain corporate governance requirements.
The Apollo Stockholder currently controls a majority of the voting power of our outstanding voting stock and, as a result, we are a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Following this offering, the Apollo Stockholder will no longer control more than 50% of the voting power of our outstanding voting stock and, consequently, we will no longer be a “controlled company.” As a result, we will be subject to additional corporate governance requirements, including the requirements that:
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a majority of the board of directors consist of independent directors;

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the nominating and corporate governance committee be composed entirely of independent directors;

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the compensation committee be composed entirely of independent directors; and

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there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

The Nasdaq rules provide for phase-in periods for these requirements (including that each such committee consist of a majority of independent directors within 90 days of the consummation of this offering), but we must be fully compliant with the requirements within one year of the date on which we cease to be a “controlled company.” Currently, we do not have a majority of independent directors on our board of directors and only one of the three members of each of our nominating and corporate governance committee and our compensation committee are independent. During this transition period, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. In addition, we may not be able to attract and retain the number of independent directors needed to comply with Nasdaq rules during the transition period. To the extent this offering is not completed, we will remain a “controlled company” for Nasdaq purposes and our corporate governance practices will remain unchanged.
Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.
Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third-party from, acquiring control of us without the approval of our board of directors. These provisions include:
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providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

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prohibiting cumulative voting in the election of directors;

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providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
entitled to vote thereon, voting together as a single class, if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder;
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empowering only the board of directors to fill any vacancy on our board of directors (other than in respect of an Apollo Director or an Amazon Director, if any (each as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

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authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

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prohibiting stockholders from acting by written consent if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder;

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to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder; and

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establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions shall not apply to any business combination between Apollo and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other, or certain other situations as described below in “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Delaware Takeover Statute”.
Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors will have the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.
In addition, our Stockholders Agreement also requires the approval of the Apollo Stockholder for certain important matters, including material acquisitions and dispositions other than certain transactions in the ordinary course of business, certain issuances of equity securities and incurrence of debt, and mergers, consolidations and transfers of all or substantially all of our assets, until the first time that Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 25% of our common stock. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Certain Matters that Require Consent of Our Stockholders”.
Together, the provisions in our certificate of incorporation, bylaws and Stockholders Agreement and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.
Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by the Apollo Stockholder and its right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Certain Corporate Anti-takeover Provisions.”

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Act, or the Securities Exchange Act of 1934, as amended, or the Exchange Act, or to any claim for which the federal district courts of the United States have exclusive jurisdiction. Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.
Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.
Under our certificate of incorporation, none of Apollo, its affiliated funds, the portfolio companies owned by such funds, the Apollo Stockholder, any other affiliates of Apollo, Amazon or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives, have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. Under our certificate of incorporation, Apollo, its affiliated funds, the portfolio companies owned by such funds, the Apollo Stockholder, any other affiliates of Apollo, Amazon, any affiliates of Amazon or any of their respective officers, directors, principals, partners, members, managers, employees, agents or other representatives have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as us or our affiliates or directly or indirectly competes with us or any of our affiliates. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Apollo, Amazon or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, Amazon or their respective affiliates, instead of us, or does not communicate information regarding a

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to Apollo, Amazon or their respective affiliates and representatives. For instance, a director of our company who also serves as a director, officer, principal, partner, member, manager, employee, agent or other representative of Apollo or any of its portfolio companies, funds or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Our board of directors consists of eight members, two of whom are Apollo Directors. For so long as Amazon holds the 2019 Warrants or any shares of common stock issued upon exercise of the 2019 Warrants and the ATSA remains in effect, Amazon will have the right to nominate a member or an observer to our board of directors. As of the date of this prospectus, Amazon has not exercised its right to nominate a member or an observer to our board of directors. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by Apollo to itself or its affiliated funds, the portfolio companies owned by such funds, the Apollo Stockholder or any other affiliates of Apollo instead of to us or allocated by Amazon to itself instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Corporate Opportunity.”
We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.
We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries, including the CARES Act and the Credit Agreement, impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.
Our future earnings and earnings per share, as reported under GAAP, could be adversely impacted by the warrants granted to Amazon. If Amazon exercises its right to acquire shares of our common stock pursuant to the 2019 Warrants, this will dilute the ownership interests of our then-existing stockholders and could adversely affect the market price of our common stock.
The warrants granted to Amazon in 2019 increase the number of diluted shares reported, which has an effect on our diluted earnings per share to the extent the warrants actually vest. The warrants have an exercise price of approximately $15.17 per share, approximately 13.3% of which had vested as of June 30, 2021. A portion of the 2019 Warrants will vest incrementally based on aggregate global payments by Amazon to the Company or its affiliates pursuant to the ATSA. In addition, vesting can occur immediately in certain circumstances, including upon a change of control (as defined in the 2019 Warrant) or certain transfers of 30% or more of the voting power in the Company to a new person or group (other than any equity offering by the Company or the Apollo Stockholder pursuant to an effective registration statement so long as no person or group (within the meaning of the Exchange Act) acquires more than 50% of the voting power of the Company in such offering). If additional 2019 Warrants vest and Amazon exercises its right to acquire shares of our common stock pursuant to the 2019 Warrants, it will dilute the ownership interests of our then-existing stockholders and reduce our earnings per share. In addition, to the extent the common stock issued upon exercise of the 2019 Warrants is transferred to non-U.S. citizens, it will further limit the amount of our common stock that may be owned or controlled by other non-U.S. citizens. Furthermore, any sales in the public market of any common stock issuable upon the exercise of the 2019 Warrants could adversely affect prevailing market prices of our common stock.
You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.
As of June 30, 2021, we had 937,841,533 shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights,

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. As of June 30, 2021, we had approximately 5,856,478 options outstanding, which are exercisable into approximately 5,856,478 shares of common stock, 7,634 shares of common stock that may be issued upon the vesting of outstanding RSUs and the 2019 Warrants outstanding, which are exercisable for 9,482,606 shares of common stock, subject to vesting requirements. Of the 2019 Warrants, approximately 13.3% have vested as of June 30, 2021 and the remainder will vest incrementally based on aggregate global payments by Amazon to the Company or its affiliates pursuant to the ATSA. We have reserved approximately 3,600,000 shares for grant under our Omnibus Incentive Plan. See “Executive Compensation—Equity Compensation Plans—2021 Omnibus Incentive Plan.” Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options or warrants would dilute the percentage ownership held by the investors who purchase common stock in this offering.
From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.
Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.
As of June 30, 2021, we had 57,158,467 shares of common stock outstanding, warrants to purchase 9,482,606 shares of common stock outstanding, options to purchase 5,856,478 shares of common stock outstanding and 7,634 shares of common stock that may be issued upon the vesting of outstanding RSUs. Following this offering the number of outstanding shares of common stock will include             outstanding shares that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, the Apollo Stockholder, all of our executive officers and directors, Amazon, PAR Capital and the Blackrock Entities, who, following this offering, collectively will beneficially own approximately         shares of our common stock, agreed that, for a period of 180 days after the date of the final prospectus related to our initial public offering, we and they will not, without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. See “Underwriting (Conflict of Interest).” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. Barclays Capital Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, following the lock-up period, certain of our existing stockholders, including the Apollo Stockholder and Amazon, have certain rights to require us to register the sale of common stock held by them including in connection with underwritten offerings. Additionally, we filed a registration statement in respect of all shares of common stock that we may issue under the Omnibus Incentive Plan and the SCA Acquisition Equity Plan. After registration, these shares can be freely sold in the public market upon issuance. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.
We do not anticipate paying dividends on our common stock in the foreseeable future.
We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. The CARES Act and the Credit Agreement contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
appreciation, if any, of our common stock may be your major source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Market Price of Common Stock and Dividend Policy.”
If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock, publishes unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline.
We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.
Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.
We are required to pay our pre-IPO stockholders for certain tax benefits, and the amounts of such payments could be material.
We entered into an income tax receivable agreement with our pre-IPO stockholders that provides for the payment by us to our pre-IPO stockholders of 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income tax that we and our subsidiaries actually realize for periods starting at least 12 months after the closing date of our initial public offering as a result of the utilization of tax attributes existing at the time of our initial public offering.
These tax attributes include net operating loss carryforwards, deductions, tax basis and certain other tax attributes, in each case that relate to periods (or portions thereof) ending on or prior to the closing date of our initial public offering.
We expect that the payments we make under the income tax receivable agreement could be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will aggregate to be approximately $96.5 million. Payments in accordance with the terms of the income tax receivable agreement could have an adverse effect on our liquidity and financial condition.
In addition, under some circumstances, including certain mergers, asset sales and other transactions constituting a “change of control” under the income tax receivable agreement or if we breach our obligations thereunder, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, which payment will be calculated based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income. In these situations, our obligations under the income tax receivable agreement could have a material and adverse impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other “change of control” transactions.
To the extent that we are unable to make payments under the income tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.
For additional information related to the income tax receivable agreement, see “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement.”

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and include, among other things, statements relating to:
•
our strategy, outlook and growth prospects;

•
our operational and financial targets and dividend policy;

•
general economic trends and trends in the industry and markets; and

•
the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:
•
the COVID-19 pandemic and its effects including related travel restrictions, social distancing measures and decreased demand for air travel;

•
the impact of worldwide economic conditions;

•
changes in our fuel cost;

•
threatened or actual terrorist attacks, global instability and potential U.S. military actions or activities;

•
the competitive environment in our industry;

•
factors beyond our control, including air traffic congestion, weather, security measures, travel-related taxes and outbreak of disease;

•
our presence in international markets;

•
insurance costs;

•
changes in restrictions on, or increased taxes applicable to charges for, ancillary products and services;

•
air travel substitutes;

•
our ability to implement our business strategy successfully;

•
our ability to keep costs low;

•
our reliance on the Minneapolis/St. Paul market;

•
our reputation and business being adversely affected in the event of an emergency, accident or similar public incident involving our aircraft or personnel;

•
our reliance on third-party providers and other commercial partners to perform functions integral to our operations;

•
operational disruptions;

•
our ability to grow or maintain our unit revenues or maintain our ancillary revenues;

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
increased labor costs, union disputes, employee strikes and other labor-related disruptions;

•
governmental regulation;

•
our inability to maintain an optimal daily aircraft utilization rate;

•
our ability to attract and retain qualified personnel;

•
our inability to expand or operate reliably and efficiently out of airports where we maintain a large presence;

•
environmental and noise laws and regulations;

•
negative publicity regarding our customer service;

•
our liquidity and dependence on cash balances and operating cash flows;

•
our ability to maintain our liquidity in the event one or more of our credit card processors were to impose holdback restrictions;

•
our ability to obtain financing or access capital markets;

•
aircraft-related fixed obligations that could impair our liquidity;

•
our maintenance obligations;

•
our sole-source supplier for our aircraft and engines;

•
loss of key personnel; and

•
other risk factors included under “Risk Factors” in this prospectus.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
The selling stockholder is selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriters’ option to purchase additional shares, and will receive all of the net proceeds from the sales of shares of our common stock being sold in this offering. See “Principal and Selling Stockholders.” We are not selling any shares of our common stock in this offering and we will not receive any proceeds from the sale of these shares, but we will bear the costs associated with this registration statement in accordance with the Registration Rights Agreement (as defined herein). The selling stockholder will bear any underwriting discounts and commissions attributable to its sale of our common stock and we will bear the remaining fees, costs and expenses, which we estimate to be approximately $ million. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY
Market Price of Our Common Stock
Our common stock is listed on Nasdaq under the symbol “SNCY.” On            , 2021, the closing price of our common stock was $            . As of June 30, 2021, there were 57,158,467 shares of common stock outstanding and held of record by 51 stockholders and no shares of preferred stock outstanding. The number of record holders of our common stock does not include DTC participants or beneficial owners holding shares through nominee names.
Dividend Policy
We have not to date paid any cash dividends on our common stock and we currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our board of directors.
As a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under the CARES Act and the Credit Agreement and may be restricted under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash and equivalents and our capitalization as of March 31, 2021.
You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial and Operating Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto.
As of March 31, 2021
(in thousands, except share data)
Cash and equivalents	$269,599
Total debt	303,341
Stockholders’ Equity:
Common stock–$0.01 par value; 995,000,000 shares authorized, 57,153,467 shares issued and outstanding	572
Preferred stock–$0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	473,848
Retained earnings (deficit).	(64,460)
Total stockholders’ equity	409,960
Total capitalization.	$713,301

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables present our selected consolidated financial data for the periods indicated. We have derived our selected historical consolidated statement of operations data for the years ended December 31, 2020 and 2019 and for the periods January 1, 2018 through April 10, 2018 (Predecessor) and April 11, 2018 through December 31, 2018 (Successor) from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our selected historical consolidated statement of operations data for the year ended December 31, 2017 from our consolidated financial statements not included in this prospectus. We have derived our selected historical consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived our selected historical consolidated balance sheet data as of December 31, 2018 and 2017 from our consolidated financial statements not included in this prospectus. We have derived our selected historical consolidated statement of operations data for the three months ended March 31, 2021 and 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have derived our selected historical consolidated balance sheet data as of March 31, 2021 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
The significant differences in accounting for the Successor periods as compared to the Predecessor period, which were established as part of our acquisition by the Apollo Funds, are in (1) aircraft rent, due to the over-market liabilities related to unfavorable terms of our existing aircraft leases and maintenance reserve payments, which will be amortized on a straight-line basis as a reduction of aircraft rent over the remaining life of each lease, (2) maintenance expenses, due to recognizing a liability (or contra-asset) that will offset expenses for maintenance events incurred by the Successor but paid for by the Predecessor and (3) depreciation and amortization, due to the recognition of our property and equipment and other intangible assets at fair value at the time of the acquisition, which will be amortized through depreciation and amortization on a straight-line basis over their respective useful lives. Please see our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
	Successor					Predecessor
(in thousands, except share and per share data)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the Period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2017
Consolidated Statement of Operations Data:
Operating Revenues:
Passenger	$104,195	$178,486	$359,232	$688,833	$335,824	$172,897	$502,081
Cargo	21,585	—	36,809	—	—	—	—
Other	1,831	1,844	5,445	12,551	49,107	24,555	57,595
Total Operating Revenue	127,611	180,330	401,486	701,384	384,931	197,452	559,676
Operating Expenses
Aircraft Fuel	$24,274	$55,561	$83,392	$165,666	$119,553	$45,790	$118,382
Salaries, Wages, and Benefits	44,075	38,091	141,641	140,739	90,263	36,964	124,446
Aircraft Rent(1)	5,599	11,032	30,989	49,908	36,831	28,329	81,141
Maintenance(2)	9,210	6,478	27,416	35,286	15,491	9,508	35,371
Sales and Marketing	5,110	8,572	16,570	35,388	17,180	10,854	36,320
Depreciation and Amortization(3)	12,615	10,527	48,086	34,877	14,405	2,526	10,301

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
	Successor					Predecessor
(in thousands, except share and per share data)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the Period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018	For the year ended December 31, 2017
Ground Handling	5,230	9,292	20,596	41,719	23,828	8,619	—
Landing Fees and Airport Rent	8,785	11,114	31,256	44,400	25,977	10,481	—
Special Items, net(4)	(26,871)	—	(64,563)	7,092	(6,706)	271	—
Other Operating, net	14,651	14,433	48,718	68,187	40,877	17,994	124,047
Total Operating Expenses	102,678	165,100	384,101	623,262	377,699	171,336	530,008
Operating Income	24,933	15,230	17,385	78,122	7,232	26,116	29,668
Non-operating Income (Expense):
Interest Income	$15	$251	$377	$937	$258	$96	$418
Interest Expense .	(7,121)	(5,616)	(22,073)	(17,170)	(6,060)	(339)	(1,134)
Other, net	(5)	(169)	(371)	(1,729)	(1,636)	37	(506)
Total Non-operating Expense	(7,111)	(5,534)	(22,067)	(17,962)	(7,438)	(206)	(1,222)
Income (Loss) before Income Tax	17,822	9,696	(4,682)	60,160	(206)	25,910	28,446
Income Tax Expense (Benefit)	5,406	2,445	(778)	14,088	161	—	—
Net Income (Loss)	$12,416	$7,251	$(3,904)	$46,072	$(367)	$25,910	$28,446
Net Income (Loss) per share to common stockholders:
Basic	$0.26	$0.16	$(0.08)	$0.99	$(0.01)	$0.26
Diluted	$0.24	$0.15	$(0.08)	$0.96	$(0.01)	$0.26
Shares used for computation
Basic	48,496,077	46,805,951	46,805,951	46,773,038	46,700,900	100,000,000
Diluted	52,508,186	48,225,603	46,805,951	47,909,413	46,700,900	100,000,000

(1)
Aircraft Rent expense for the Successor periods is reduced due to amortization of a liability representing lease rates and maintenance reserves which were higher than market terms of similar leases at the time of our acquisition by the Apollo Funds. This liability was recognized at the time of the acquisition and is being amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. See Note 2 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)
Maintenance expense for the Successor periods is reduced due to recognizing a liability (or contra-asset) to represent the Successor’s obligation to perform planned maintenance events paid for by the Predecessor on leased aircraft at the date of our acquisition by the Apollo Funds. The liability (or contra-asset) is recognized as a reduction to Maintenance expense as reimbursable maintenance events are performed and maintenance expense is incurred. See Note 2 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(3)
Depreciation and amortization expense increased in the Successor periods due to higher fair values for certain acquired assets and to the amortization of definite-lived intangible assets. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(4)
See Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the components of Special items, net.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
	As of March 31,	As of December 31,
(in thousands)	2021	2020	2019	2018	2017
Consolidated Balance Sheet Data:
Cash and equivalents	$269,599	$62,028	$51,006	$29,600	$4,276
Total assets	1,244,202	1,053,267	1,007,876	675,832	216,828
Long-term debt and finance lease obligations, including current portion(1)	406,629	389,633	284,272	150,246	11,273
Stockholders’ equity	409,960	283,817	283,724	235,647	34,442

(1)
Finance lease obligations were formerly referred to as capital lease obligations prior to our adoption of Accounting Standards Codification 842: Leases (“ASC 842”) on January 1, 2019. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Cautionary Note Regarding Forward-Looking Statements.”
Overview
Sun Country Airlines is a new breed of hybrid low-cost air carrier that dynamically deploys shared resources across our synergistic scheduled service, charter and cargo businesses. By doing so, we believe we are able to generate high growth, high margins and strong cash flows with greater resilience than other passenger airlines. We focus on serving leisure and VFR passengers and charter customers and providing CMI services to Amazon, with flights throughout the United States and to destinations in Mexico, Central America and the Caribbean. Based in Minnesota, we operate an agile network that includes our scheduled service business and our synergistic charter and cargo businesses. We share resources, such as flight crews, across our scheduled service, charter and cargo business lines with the objective of generating higher returns and margins and mitigating the seasonality of our route network. We optimize capacity allocation by market, time of year, day of week and line of business by shifting flying to markets during periods of peak demand and away from markets during periods of low demand with far greater frequency than nearly all other large U.S. passenger airlines. We believe our flexible business model generates higher returns and margins while also providing greater resiliency to economic and industry downturns than a traditional scheduled service carrier.
Our scheduled service business combines low costs with a high quality product to generate higher TRASM than ULCCs while maintaining lower Adjusted CASM than LCCs, resulting in best-in-class unit profitability. Our business includes many cost characteristics of ULCCs (which include Allegiant Travel Company, Frontier Airlines and Spirit Airlines), such as an unbundled product (which means we offer a base fare and allow customers to purchase ancillary products and services for an additional fee), point-to-point service and a single-family fleet of Boeing 737-NG aircraft, which allow us to maintain a cost base comparable to these ULCCs. However, we offer a high quality product that we believe is superior to ULCCs and consistent with that of LCCs (which include Southwest Airlines and JetBlue Airways). For example, our product includes more legroom than ULCCs, complimentary beverages, in-flight entertainment and in-seat power, none of which are offered by ULCCs. The combination of our agile peak demand network with our elevated consumer product allows us to generate higher TRASM than ULCCs while maintaining lower Adjusted CASM than LCCs. In addition, as a low cost, leisure focused carrier, rather than a business travel focused carrier, we believe we are one of the early beneficiaries of the industry rebound following the COVID-19 pandemic.
Our charter business, which is one of the largest narrow body charter operations in the United States, is a key component of our strategy both because it provides inherent diversification and downside protection (it is uncorrelated to our scheduled service and cargo businesses, as evidenced by the fact that it recovered faster than our scheduled service business during the COVID-19 pandemic) as well as because it is synergistic with our other businesses (for example, we can dynamically deploy aircraft and pilots to their most profitable uses whether they be charter or scheduled service). Our charter business has several favorable characteristics including large repeat customers, more stable demand than scheduled service flying and the ability to pass through certain costs, including fuel. Our diverse charter customer base includes casino operators, the U.S. Department of Defense, college sports teams and professional sports teams. We are the primary air carrier for the NCAA Division I National Basketball Tournament (known as “March Madness”), and we flew over 100 college sports teams during 2019. Our charter business includes ad hoc, repeat, short-term and long-term service contracts with pass through fuel arrangements and annual rate escalations. Most of our

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business is non-cyclical because the U.S. Department of Defense and sports teams still fly during normal economic downturns, and our casino contracts are long-term in nature. Our charter business has proven to be more resilient than our scheduled service business during the COVID-19 induced downturn, with charter revenue having declined less than scheduled service revenue on a percentage basis in 2020 as compared to 2019. Additionally, our charter business complements our seasonal and day-of-week focused scheduled passenger service by allowing us to optimally schedule our aircraft and crews to the most profitable flying opportunities. In general, charter available seat miles, or ASMs, are highest in fall months when scheduled service operations are less favorable. From 2017 through 2019, we grew our charter revenue by approximately 32% while providing charter services to 395 destinations in 27 countries across the world. While our charter revenues were down as a result of COVID-19, they rebounded in the second half of 2020. In the first quarter of 2021, our charter revenues were 32.4% lower when compared to the first quarter of 2019. In comparison, combined U.S. passenger airline revenues were 61.7% lower during the first quarter of 2021 when compared to the first quarter of 2019.
On December 13, 2019, we signed the ATSA with Amazon to provide air cargo services. Flying under the ATSA began in May 2020 and, as of the date of this prospectus, we are flying 12 Boeing 737-800 cargo aircraft for Amazon (having been awarded two additional aircraft in October and November 2020 after the initial contract for 10 aircraft). Our CMI service is asset-light from a Sun Country perspective as Amazon supplies the aircraft and covers many of the operating expenses, including fuel, and provides all cargo loading and unloading services. We are responsible for flying the aircraft under our air carrier certificate, crew, aircraft line maintenance and insurance, all of which allow us to leverage our existing operational expertise from our scheduled service and charter businesses. The ATSA has generated consistent, positive cash flows through the COVID-19 induced downturn. The ATSA offers potential future growth opportunities by establishing a long-term partnership with Amazon. Our cargo business also enables us to leverage certain assets, capabilities and fixed costs to enhance profitability and promote growth across our company. For example, we believe that by deploying pilots across each of our business lines, we increase the efficiency of our operations.
Basis of Presentation
On April 11, 2018, Sun Country Airlines was acquired by the Apollo Funds. As a result of the change of control, the acquisition was accounted for as a business combination using the acquisition method of accounting, which requires, among other things, that our assets and liabilities be recognized on the consolidated balance sheet at their fair value as of the acquisition date. Accordingly, the financial information provided in this prospectus is presented as “Predecessor” or “Successor” to indicate whether they relate to the period preceding the acquisition or the period succeeding the acquisition, respectively. Additionally, in May 2019, we converted the operating entity of the airline from MN Airlines, LLC d/b/a Sun Country Airlines to Sun Country, Inc. d/b/a Sun Country Airlines.
Due to the change in the basis of accounting resulting from the acquisition, the financial information for the Predecessor and Successor periods are not necessarily comparable. The significant differences in accounting for the Successor periods as compared to the Predecessor period, which were established as part of our acquisition by the Apollo Funds, are in (1) aircraft rent, due to the over-market liabilities related to unfavorable terms of our existing aircraft leases and maintenance reserve payments, which will be amortized on a straight-line basis as a reduction of aircraft rent over the remaining life of each lease, (2) maintenance expenses, due to recognizing a liability (or contra-asset) that will offset expenses for maintenance events incurred by the Successor but paid for by the Predecessor and (3) depreciation and amortization, due to the recognition of our property and equipment and other intangible assets at fair value at the time of the acquisition, which will be amortized through depreciation and amortization on a straight-line basis over their respective useful lives. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
The financial information, accounting policies and activities of the Successor and Predecessor are referred to as those of the Company. The Successor adopted the Predecessor’s accounting policies. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

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For the years ended December 31, 2019 and 2018, we were managed as a single segment that provided scheduled service and charter air transportation to passengers. In May 2020, we began providing air cargo services under the ATSA and, during the fourth quarter of 2020, we determined that we have two reportable segments: passenger and cargo. To the extent material to the understanding of segment profitability, we more fully describe the segment expenses per financial statement line item. As air cargo operations commenced in May 2020, the cargo segment had no comparable operations for any other prior period presented.
Years in Review
We believe a key component of our success is establishing Sun Country as a high growth, low-cost carrier in the United States by attracting customers with low fares and garnering repeat business by delivering a high quality passenger experience, offering state-of-the-art interiors, free streaming in-flight entertainment to passenger devices, seat recline and seat-back power in all of our aircraft, none of which are offered by ULCCs.
From late 2017 through 2019, we transformed our business by implementing our strategy of providing a high quality travel experience at affordable fares. We redesigned our network to focus our flying on peak demand opportunities at both our MSP hub and our growing network of non-MSP point-to-point markets, which supported a 43% increase in passengers from 2017 to 2019. During those years, we invested significantly in mid-life Boeing 737-800 aircraft, new aircraft interiors and seat densification and other growth-oriented and cost-saving initiatives. During 2019, we reconfigured the seat density of substantially all our aircraft to 183 seats, and subsequently further increased the seat density of our fleet to 186 seats. At 186 seats, we offer two different seat categories: Best and Standard. The Best category includes preferred boarding, one complimentary alcoholic beverage, four inches of extra legroom and 150% extra recline. Additionally, we meaningfully expanded our ancillary product offerings by introducing carry-on and checked bag fees and increasing our buy-on-board options, stimulating passenger demand for our product through low base fares and enabling passengers to identify, select and pay for the products and services they want to use. Average ancillary revenue per scheduled service passenger increased by 148% from 2017 to 2019. These efforts were further complemented by the implementation of a robust and scalable reservation and distribution system and new website in 2019, the redesign of our loyalty program in 2018 to be simple and family friendly, and improved flexibility of our cancellation policy.
Our revenue grew from $560 million in 2017 to $701 million in 2019 primarily as a result of our increased capacity following the expansion of our network. Our ASMs increased from 5.3 billion in 2017 to 7.1 billion in 2019, driven primarily by an increase in average seat density of our aircraft and an increase in the number of flights and block hours. Our scheduled service revenue grew from $372 million in 2017 to $396 million in 2019. We have focused on the expansion of our network of point-to-point travel outside of MSP to leverage seasonal demand where other airlines are unable to respond effectively to the needs of the market. Since implementing our non-MSP route strategy in early 2018, we grew this service to 10% of scheduled service block hours in 2018 and further increased non-MSP service to 20% of scheduled service block hours in 2019. Our charter service revenue grew from $132 million in 2017 to $175 million in 2019 primarily due to an increase in the number of charter flights for our casino and sports customers and the U.S. Department of Defense.
Our transformation reduced operating costs during this same time period, resulting in a decrease in CASM from 10.09 cents in 2017 to 8.82 cents in 2019 and Adjusted CASM from 7.80 cents in 2017 to 6.31 cents in 2019, which allowed us to offer highly competitive low-cost fares to our customers and reduce our average fare per scheduled service passenger from $148.60 in 2017 to $111.08 in 2019. The primary drivers of our cost savings were renegotiating our component maintenance agreement, fuel savings initiatives, catering cost reductions, renegotiation of distribution contracts and various other initiatives. In December 2019, we arranged for the financing or refinancing of 13 used aircraft in a EETC structure, which we completed in June 2020, further reducing costs in 2020 and beyond. Our cost structure has resulted in our ability to maintain low costs at lower utilizations, which enables us to tailor schedules to peak periods of demand. These efforts improved our operating margin from 5.3% in 2017 to 11.1% in 2019.
In May 2020, we began providing air cargo transportation services under the ATSA. In June 2020, we entered into an amendment to the ATSA that added two additional aircraft to the agreement, which were

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delivered in the fourth quarter of 2020, bringing the total number of aircraft we fly for Amazon to 12. In August 2020, we entered into a contract with Major League Soccer to provide charter flights for professional soccer teams.
The COVID-19 pandemic resulted in a dramatic decline in passenger demand across the U.S. airline industry. We have experienced a significant decline in demand related to the COVID-19 pandemic, which has caused a material decline in our 2020 revenues and negatively impacted our financial condition and operating results during the COVID-19 pandemic, which is likely to continue for the duration of the COVID-19 pandemic, and our business operations were adjusted in response to the pandemic. Actions we took during 2020 to mitigate the impact of the COVID-19 induced downturn include: capacity reductions; a company-wide hiring freeze; voluntary leave programs; reduced capital expenditures; and deferred vendor payments. In February 2021, we entered into the Credit Agreement. In connection with the COVID-19 pandemic, we received CARES Act grants of $62.3 million during 2020 and a loan of $45.0 million in October 2020. On January 22, 2021, we were informed by Treasury that we would receive a grant of $32.2 million under the Payroll Support Program Extension under the Consolidated Appropriations Act of 2021. We received $16.1 million on February 2, 2021, an additional $16.1 million on March 26, 2021 and an additional $4.8 million in grants on April 22, 2021. Further, we were notified on April 15, 2021 that we would receive a grant of approximately $34.5 million under Payroll Support Program 3. Of this grant amount, $17.3 million was received on April 29, 2021 and the remaining $17.2 million was received on May 27, 2021.
While the COVID-19 induced industry downturn has delayed our growth in 2020, we believe that these investments have positioned us to profitably grow our business in the long term following a rebound in the U.S. airline industry and that our period of heavy investment in transformative capital spending is behind us for the foreseeable future. While Adjusted CASM for all U.S. airlines increased in 2020 as a result of the COVID-19 induced downturn, we believe that our business model and strategy positions us well to maintain and improve our Adjusted CASM in the future, while maintaining lower utilization rates than most of our peers.
Fleet Plan
During 2019, we completed the transition of our fleet to substantially all mid-life Boeing 737-800s, a Boeing 737-NG variant, and as of the date of this prospectus, we operate a fleet of 46 aircraft, including 34 passenger and 12 cargo aircraft. The use of a single aircraft variant allows for additional cost efficiencies as a result of simplified scheduling, maintenance, flight operations and training. The transition to 737-800s also resulted in an increase in seat density on substantially all of our passenger aircraft to 183 seats in 2019, which will provide for greater fuel efficiency per ASM. We further increased the seat density of our fleet to 186 seats as a result of additional seat reconfiguration which was completed in 2020.
We currently have plans to grow our operating capacity as we take delivery of additional aircraft and make changes to our network:
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We took delivery of an additional two Boeing 737-800 aircraft provided by Amazon in the fourth quarter of 2020, which brought the total Amazon aircraft to 12.

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We have identified commercial opportunities to add up to two additional aircraft to our fleet in the remainder of 2021.

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We then plan to grow the passenger fleet to an estimated 50 aircraft by the end of 2023.

We expect to finance all of our additional passenger aircraft through debt or finance leases, though we also may enter into new operating leases on an opportunistic basis. Additionally, we may buy out a certain portion of our existing aircraft currently financed under operating lease agreements over the next several years, using either mortgage based financings or enhanced equipment trust certificates (EETC). EETC structures are issued through pass-through trusts, which are structured to provide for certain credit enhancements that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of our aircraft financing. As of December 31, 2020, 13 of our aircraft were structured under the 2019-1 EETC. These aircraft consisted of a portion of previously leased aircraft (operating and finance leases), previously owned

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aircraft which were refinanced with favorable terms under the EETC, and aircraft new to the fleet. The EETC has and will continue to reduce our financing costs.
Our strategy is to target mid-life aircraft due to the lower ownership costs relative to new aircraft and the flexibility associated with a liquid market for mid-life aircraft. This allows us to adjust the composition of our fleet with limited forward commitments. The average age of the passenger aircraft in our fleet as of December 31, 2020 was approximately 15 years, and we do not expect this to change in the near future. We view aircraft ownership as preferable to leasing due to:
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Increased level of control to optimize and utilize maintenance value;

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Competitive financing costs at investment grade rates; and

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Flexibility to sell or retire aircraft at any time.

Trends and Uncertainties Affecting Our Business
COVID-19 Pandemic:   The COVID-19 pandemic and shelter-in-place directives greatly impacted our operating results for the year ended December 31, 2020 and will continue to do so into the future. Air traffic demand is down substantially, and base air fares are down as well. We cannot predict when air travel will return to customary levels or at what pace. In the meantime, our revenues will be adversely affected. We believe that demand in the foreseeable future will continue to fluctuate in response to fluctuations in COVID-19 cases, hospitalizations, deaths, treatment efficacy and the availability of a vaccine. The impacts of the COVID-19 pandemic have resulted in a reduction in our flight schedule. It is likely that reduced schedules will continue into the future. We currently allow customers to cancel their flights for travel credits that they are able to use within 12 months of the original booking date, and record as revenue when such credits expire unused or when passenger flights occur. A significant amount of outstanding passenger credits from reservations made in early 2020 are expiring within the next year, and as passengers use such credits to book flights, our cash receipts in 2021 are expected to be adversely impacted. We are closely monitoring bookings and making decisions on schedule changes as necessary based on demand. As the COVID-19 pandemic continues to evolve, our financial and operational outlook remains subject to change. We currently expect to incur near-term operating losses and negative cash flows as a result of the expected continued decline in passenger and charter bookings as compared to 2019. The extent of the impact of COVID-19 on our financial performance will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and traveler sentiment. The impact of COVID-19 on overall demand for air travel is highly uncertain and cannot be predicted at the present time. See “Risk Factors,” including “Risk Factors—Risks Related to Our Industry—The global pandemic resulting from the novel coronavirus has had an adverse impact that has been material to our business, operating results, financial condition and liquidity, and the duration and spread of the pandemic could result in additional adverse impacts. The outbreak of another disease or similar public health threat in the future could also have an adverse effect on our business, operating results, financial condition and liquidity” and “Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has materially disrupted our strategic operating and growth plans in the near-term, and there are risks to our business, operating results, liquidity and financial condition associated with executing our strategic operating and growth plans in the long-term.”
Additional factors impacting our business:   We believe our operating performance is driven by additional factors that typically affect airlines and their markets, including trends which affect the broader travel industry, as well as trends which affect the specific markets and customer base that we target. The following key factors may affect our future performance:
Competition.   The airline industry is highly competitive. The principal competitive factors in the airline industry are the fare, flight schedules, number of routes served from a city, frequent flyer programs, product and passenger amenities, customer service, fleet type and reputation. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flyer initiatives. The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. Airlines typically use discounted fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to increase PRASM.

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The availability of low-priced fares coupled with an increase in domestic capacity has led to dramatic changes in pricing behavior in many U.S. markets. Legacy network airlines have also begun matching LCC and ULCC pricing on portions of their marginal unsold capacity, which we expect to continue for the foreseeable future. Many domestic carriers have also begun matching lower cost airline pricing, either with limited or unlimited inventory. Moreover, many other airlines have unbundled their services, at least in part, by charging separately for services such as baggage and advance seat selection, which previously were offered as a component of their base fares. This unbundling and other cost-reducing measures could enable competitor airlines to reduce fares on routes that we serve, which could materially adversely affect our business. Refer to “Risk Factors” included elsewhere in this prospectus for additional information.
Additionally, as a result of COVID-19, we have experienced increased competition for domestic charters as competitors are now offering charter services with otherwise grounded aircraft due to a decline in their passenger service.
Aircraft Fuel.   Fuel expense generally represents our single largest operating expense. Jet fuel prices and availability are subject to market fluctuations, refining capacity, periods of market surplus and shortage and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. The future cost and availability of jet fuel cannot be predicted with any degree of certainty. For the years ended December 31, 2020 and 2019, approximately 57% and 58%, respectively, of our fuel was purchased from two vendors. This concentration is largely driven by our substantial operations in MSP. We currently participate in fuel consortia at multiple airports. These agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines.
To hedge the economic risk associated with volatile aircraft fuel prices, we periodically enter into fuel collars, which allow us to reduce the overall cost of hedging, but may prevent us from participating in the benefit of downward price movements. In the past, we have also entered into fuel option and swap contracts. We have hedges in place for approximately 37% of our projected fuel requirements for scheduled service operations in 2021, with all of our existing options expected to be exercised or expire by the end of 2021. Generally, our charter operations have pass-through provisions for fuel costs, and therefore we do not hedge our fuel requirements for that component of our business.
Our fuel hedging strategy is dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements, the pricing of hedges and other derivative products in the market and our overall appetite for risk. We believe our strategy economically hedges against unexpected price volatility. However, we cannot be assured that our hedging strategy will be effective or that we will continue our strategy in the future.
We do not apply hedge accounting on our fuel derivative contracts, and as a result, changes in the fair value of our fuel derivative contracts are recorded within the period as a component of aircraft fuel expense. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of our hedging activity.
Seasonality and Volatility.   The airline industry is affected by economic cycles and trends, where unfavorable economic conditions have historically reduced airline travel spending. For most VFR travel, and cost-conscious leisure travelers, travel is a discretionary expense, and although we believe low-cost airlines are best suited to attract travelers during periods of unfavorable economic conditions as a result of such carriers’ low base fares, travelers have often elected to replace air travel at such times with car travel or other forms of ground transportation or have opted not to travel at all.
Our operations are highly seasonal as we manage our route network and aircraft fleet to match demand. As a result, our results of operations for any interim period are not necessarily indicative of those for the entire year. We generally expect demand to be greater in the winter season due to our customers’ propensity to travel to warm leisure destinations from MSP, and in the summer season due to increased demand for VFR and leisure travel. We continually work to meet the needs of both VFR and leisure travelers. Accordingly, our network of destinations includes those popular year-round, as well as those that are highly seasonal, and we adapt our flight schedule according to expected patterns of demand throughout the

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year. Understanding the purpose of our customers’ travel and our ability to adjust capacity accordingly helps us optimize destinations, strengthen our network and increase unit revenues. We will look to incorporate new destinations with seasonality that complements our current mix of customers and destinations to mitigate the overall impact of seasonality on our business. Part of our network strategy includes expanding our presence outside of MSP to leverage seasonal demand peaks where other airlines are unable to effectively respond to the needs of the market. For example, we expect to continue to target cold-to-warm leisure markets in the upper Midwest, where we believe we have a competitive advantage due to our cold weather operational expertise and strong brand recognition, as well as other large, fragmented markets. Furthermore, our charter operations complement our network strategy by maintaining aircraft and crew utilization in periods when scheduled service would be less profitable.
Due to normal seasonality, our first quarter of each fiscal year typically outperforms relative to our second quarter: during normal industry conditions our average fares and ASMs are typically lower in the second quarter than the first quarter and CASM and Adjusted CASM are typically higher in the second quarter than the first quarter. Although we believe industry conditions during the remainder of 2021 should slowly return to more normalized conditions than the past several quarters, we expect the second quarter of 2021 to reflect the ongoing trend towards our normal seasonality, with lower average fares and higher CASM and Adjusted CASM than in the first quarter, despite the continuing overall capacity growth quarter-over-quarter.
Labor.   The airline industry is heavily unionized and our business is labor intensive. The wages, benefits and work rules of unionized airline industry employees are determined by CBAs. Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new CBA or the parties have been released to “self-help” by the NMB. In most circumstances the RLA prohibits strikes, however, after the release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.
On December 3, 2019 our dispatchers approved a new contract. The amendable date of the collective bargaining agreement is November 14, 2024. Our collective bargaining agreement with our flight attendants is currently amendable. Negotiations with the union representing this group commenced in November 2019. We have scheduled dates to restart negotiations in the third quarter of 2021. By mutual consent, the negotiations were paused in March 2020 due to the COVID-19 pandemic. Our collective bargaining agreement with our pilots was amendable on October 31, 2020. Neither party chose to serve notice to the other party to make changes by the amendable date; therefore, the new amendable date is October 31, 2021, although the collective bargaining agreement provides for an “early open” 180 days in advance of such date. The pilots have since served notice to the Company and we have begun preliminary discussions with our pilots; however, the contract remains in status quo until there is a newly ratified contract. If we are unable to reach an agreement with the respective unions in current or future negotiations regarding the terms of their CBAs, we may be subject to operational slowdowns or stoppages, which is likely to adversely affect our ability to conduct business. Any agreement we do reach could increase our labor and related expenses.
Aircraft Maintenance.   The amount of total maintenance costs and related depreciation of significant maintenance expense is subject to variables such as estimated utilization rates, average stage length, the interval between significant maintenance events, the size, age and makeup of our fleet, maintenance holidays, government regulations and the level of unscheduled maintenance events and their actual costs.
Maintenance expense has increased mainly as a result of a growing fleet, a trend that we expect to continue for the next several years as we take delivery of additional aircraft.
The terms of our aircraft lease agreements generally provide that we pay maintenance reserves, also known as supplemental rent, monthly to our lessors to be held as collateral in advance of significant maintenance activities required to be performed by us, resulting in our recording significant lessor maintenance deposits on our consolidated balance sheet. Some portions of the maintenance reserve payments are fixed contractual amounts, while others are based on a utilization measure, such as actual flight hours or cycles, and vary by agreement. As a result, for leases requiring maintenance reserves, the cash costs of

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scheduled significant maintenance events are paid in advance of the recognition of the maintenance expense in our results of operations. For more information, refer to “Critical Accounting Policies and Estimates—Aircraft Maintenance.”
Components of Operations
Operating Revenues
Scheduled service.   Scheduled service revenue consists of base fares, unused and expired passenger credits and expired travel credits.
Charter service.   Charter service revenue consists of revenue earned from our charter operations, primarily generated through our service to the U.S. Department of Defense, collegiate and professional sports teams and casinos.
Ancillary.   Ancillary revenue consists of revenue generated from air travel-related services such as baggage fees, seat selection and upgrade fees, itinerary service fees, on-board sales and sales of trip insurance.
Cargo.   Cargo revenue consists of air cargo transportation services under the ATSA primarily related to e-commerce delivery services.
Other.   Other revenue consists primarily of revenue from services in connection with our Sun Country Vacations products, including organizing ground services, such as hotel, car and transfers. Other revenue also includes services not directly related to providing passenger services such as the advertising, marketing and brand elements resulting from our co-branded credit card program. This component of our revenues also includes revenue from mail on regularly scheduled passenger aircraft.
Operating Expenses
Aircraft Fuel.   Aircraft fuel expense includes jet fuel, federal and state taxes, other fees and the mark-to-market gains and losses associated with our fuel derivative contracts as we do not apply hedge accounting. Aircraft fuel expense can be volatile, even between quarters, due to price changes and mark-to-market gains and losses in the value of the underlying derivative instruments as crude oil prices and refining margins increase or decrease.
Salaries, Wages, and Benefits.   Salaries, wages, and benefits expense includes salaries, hourly wages, bonuses, equity-based compensation and profit sharing paid to employees for their services, as well as related expenses associated with medical benefits, employee benefit plans, employer payroll taxes and other employee related costs.
Aircraft Rent.   Aircraft rent expense consists of monthly lease charges for aircraft and spare engines under the terms of the related operating leases and is recognized on a straight-line basis. Aircraft rent expense also includes supplemental rent, which consists of maintenance reserves paid to aircraft lessors in advance of the performance of significant maintenance activities that are not probable of being reimbursed to us by the lessor during the lease term, as well as lease return costs, which consist of all costs that would be incurred at the return of the aircraft, including costs incurred to return the airframe and engines to the condition required by the lease. Aircraft rent expense is partially offset by the amortization of over-market liabilities related to unfavorable terms of our operating leases and maintenance reserves which existed as of the date of our acquisition by the Apollo Funds, which were established as part of the acquisition. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for further information on the over-market liabilities.
Maintenance.   Maintenance expense includes the cost of all parts, materials and fees for repairs performed by us and our third-party vendors to maintain our fleet. It excludes direct labor cost related to our own mechanics, which are included in salaries, wages and benefits expense. It also excludes maintenance expenses, which are deferred based on the built-in overhaul method for owned aircraft and subsequently amortized as a component of depreciation and amortization expense. Our maintenance expense is reduced due to recognizing a liability (or contra-asset) that offsets expenses for maintenance events incurred by the Successor but paid for by the Predecessor, established as part of our acquisition by the Apollo Funds for

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aircraft in our fleet as of the date of the acquisition. For more information on these accounting methods, refer to “— Critical Accounting Policies and Estimates—Aircraft Maintenance.”
Sales and Marketing.   Sales and marketing expense includes credit card processing fees, travel agent commissions and related global distribution systems fees, advertising, sponsorship and distribution costs, such as the costs of our call centers, and costs associated with our frequent flier program. It excludes related salary and wages of personnel, which are included in salaries, wages and benefits expense.
Depreciation and Amortization.   Depreciation and amortization expense includes depreciation of fixed assets we own and leasehold improvements, amortization of finance leased assets, as well as the amortization of finite-lived intangible assets. It also includes the depreciation of significant maintenance expenses we deferred under the built-in overhaul method for owned aircraft.
Ground Handling.   Ground handling includes ground activities including baggage handling, ticket counter and other ground services.
Landing Fees and Airport Rent.   Landing fees and airport rent includes aircraft landing fees and charges for the use of airport facilities.
Special Items, net.   Special items, net reflects expenses, or credits to expense, that are not representative of our ongoing costs for the period presented and may vary from period to period in nature, frequency and amount.
Other Operating.   Other operating expenses include crew and other employee travel, interrupted trip expenses, information technology, property taxes and insurance, including hull-liability insurance, supplies, legal and other professional fees, facilities and all other administrative and operational overhead expenses.
Non-operating Income (Expense)
Interest Income.   Interest income includes interest on our cash and equivalent and investment balances. Interest income is generally immaterial to our results of operations, reflecting the current low interest rate environment and our unrestricted cash balances.
Interest Expense.   Interest expense includes interest related to our outstanding debt and our finance/capital leases, as well as the amortization of debt financing costs.
Other, net.   Other expenses include activities not classified in any other area of the consolidated statements of operations, such as gain or loss on sale or retirement of assets and certain consulting expenses.
Income Taxes
During the Predecessor period, we were taxed as a limited liability company as our prior owners had elected to be treated as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), whereby our income or loss was reported by the partners on their individual tax returns. Therefore, no provision for income tax expense was included on the consolidated statements of operations during the Predecessor 2018 period.
At the acquisition date, we elected to be treated as a corporation for income tax purposes. Therefore, within the Successor periods we account for income taxes using the asset and liability method. We record a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record deferred taxes based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In assessing our ability to utilize our deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will be realized. We consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Results of Operations
For the three months ended March 31, 2021 and 2020
(in thousands, except percentages)	Three Months Ended March 31,
	2021	2020	Change
			$	%
Operating Revenues:
Scheduled Service	$54,620	$114,228	$(59,608)	(52)%
Charter Service	25,805	29,227	(3,422)	(12)%
Ancillary	23,770	35,031	(11,261)	(32)%
Passenger	104,195	178,486	(74,291)	(42)%
Cargo	21,585	—	21,585	na
Other	1,831	1,844	(13)	(1)%
Total Operating Revenue	127,611	180,330	(52,719)	(29)%
Operating Expenses:
Aircraft Fuel	24,274	55,561	(31,287)	(56)%
Salaries, Wages, and Benefits	44,075	38,091	5,984	16%
Aircraft Rent	5,599	11,032	(5,433)	(49)%
Maintenance	9,210	6,478	2,732	42%
Sales and Marketing	5,110	8,572	(3,462)	(40)%
Depreciation and Amortization	12,615	10,527	2,088	20%
Ground Handling	5,230	9,292	(4,062)	(44)%
Landing Fees and Airport Rent	8,785	11,114	(2,329)	(21)%
Special Items, net	(26,871)	—	(26,871)	na
Other Operating, net	14,651	14,433	218	2%
Total Operating Expenses	102,678	165,100	(62,422)	(38)%
Operating Income	24,933	15,230	9,703	64%
Non-operating Income (Expense):
Interest Income	15	251	(236)	(94)%
Interest Expense	(7,121)	(5,616)	(1,505)	27%
Other, net	(5)	(169)	164	(97)%
Total Non-operating Expense, net	(7,111)	(5,534)	(1,577)	28%
Income before Income Tax	17,822	9,696	8,126	84%
Income Tax Expense	5,406	2,445	2,961	121%
Net Income	$12,416	$7,251	$5,165	71%
Total operating revenues decreased by $52.7 million, or 29%, to $127.6 million for the three months ended March 31, 2021 from $180.3 million for the three months ended March 31, 2020. The dramatic decline is due to a significant decline in passenger service demand as a result of the COVID-19 pandemic.
Scheduled Service.   Scheduled service revenue decreased by $59.6 million, or 52%, to $54.6 million for the three months ended March 31, 2021 from $114.2 million for the three months ended March 31, 2020. The decrease in scheduled service revenue was driven by a dramatic decline in passenger demand due to government travel restrictions and quarantine requirements related to the COVID-19 pandemic.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The table below presents select operating data for scheduled service, expressed as quarter-over-quarter changes:
	Three Months Ended March 31,		Increase (Decrease)
	2021	2020		% Change
Passengers (thousands)	553,032	813,938	(260,906)	(32)%
$	$98.77	$140.34	(41.57)	(30)%
RPMs (thousands)	774,999	1,149,906	(374,907)	(33)%
ASMs (thousands)	1,158,012	1,508,196	(350,184)	(23)%
PRASM (cents)	4.72	7.57	(2.85)	(38)%
Passenger load factor	66.9%	76.2%	(9.3)pts	N/A
The 32% decline in the number of scheduled service passengers in the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, was primarily due to COVID-19 pandemic related demand reductions. For the three months ended March 31, 2021, our average base fare was $98.77, compared to $140.34 for the three months ended March 31, 2020. The 30% reduction in average base fare was due to lower prices in the airline industry due to significantly lower demand and fewer higher priced international passengers.
Charter Service.   Charter service revenue decreased by $3.4 million, or 12%, to $25.8 million for the three months ended March 31, 2021, from $29.2 million for the three months ended March 31, 2020. The COVID-19 pandemic drove a decrease in our casino charter service revenue of 62.5% due to a delayed recovery in demand. This was offset by an increase in our custom charters service revenue of 47.4%, driven by increase in NCAA operations, other custom charters, and U.S. Department of Defense. Charter revenue per block hour was $7.7 million for the three months ended March 31, 2021, as compared to $8.1 million for the three months ended March 31, 2020, for a decrease of 4%.
Ancillary.   Ancillary revenue decreased by $11.3 million, or 32%, to $23.8 million for the three months ended March 31, 2021, from $35.0 million for the three months ended March 31, 2020. The number of scheduled service passengers was 553 thousand in the three months ended March 31, 2021, down 32% from 814 thousand in the three months ended March 31, 2020. The decline in passenger demand due to the COVID-19 pandemic resulted in a corresponding decline in sales of air travel-related services such as baggage fees, seat selection and upgrade fees, and on-board sales. Specifically, ancillary revenue was $42.98 per passenger in the three months ended March 31, 2021, down from $43.04 per passenger in the three months ended March 31, 2020.
Cargo.   Revenue from cargo services was $21.6 million for the three months ended March 31, 2021, with no comparative revenue for the three months ended March 31, 2020. All of our 2021 cargo service revenue related to the commencement of air cargo transportation services under the ATSA with Amazon in May 2020.
Other.   Other revenue at $1.8 million for the three months ended March 31, 2021 was flat to the three months ended March 31, 2020. There was an observed decrease in co-brand credit card revenue from lower card spending and lower mail revenue due to decreased flights, offset by increased Sun Country Vacations revenue.
Operating Expenses
Aircraft Fuel.   Aircraft fuel expense decreased by $31.3 million, or 56%, to $24.3 million for the three months ended March 31, 2021, as compared to $55.6 million for the three months ended March 31, 2020. The decrease was largely driven by a $24.4 million change in the mark-to-market gains/losses from our fuel derivative contracts, consisting of a $2.4 million gain in the three months ended March 31, 2021 compared to a $22.0 million loss in the three months ended March 31, 2020. The decrease was further driven by a 25% decrease in fuel gallons consumed, due to our decreased level of operations as a result of reduced demand relating to the COVID-19 pandemic, as demonstrated by a 20% decrease in passenger service block hours. Partially offsetting these decreases was a 5% increase in the average price per gallon of fuel.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Salaries, Wages and Benefits.   Salaries, wages and benefits expense increased by $6.0 million, or 16%, to $44.1 million for the three months ended March 31, 2021, as compared to $38.1 million for the three months ended March 31, 2020. A portion of the increase was primarily due to insourcing MSP ground handling operations in April 2020, resulting in approximately $1.2 million in higher salaries, wages and benefits, along with increased pilot pay and per diems to support operations under the ATSA. Since the probability of partial vesting was triggered by our IPO, we expensed $2.5 million for our performance-based stock options for the three months ended March 31, 2021. No expense was recorded in the three months ended March 31, 2020 for performance-based stock options. Our cargo segment was responsible for $11.2 million of the consolidated salaries, wages, and benefits expense for the three months ended March 31, 2021, and was driven by headcount required to support the operations and aircraft under the ATSA.
Aircraft Rent.   Aircraft rent expense decreased by $5.4 million, or 49%, to $5.6 million for the three months ended March 31, 2021, as compared to $11.0 million for the three months ended March 31, 2020. Aircraft rent expense decreased primarily due to the composition of our aircraft fleet shifting from aircraft under operating leases (for which expense is recorded within aircraft rent) to owned aircraft. Specifically, in the year ended December 31, 2020 we purchased two aircraft previously under operating lease and leased two fewer seasonal aircraft. In addition, in late first quarter 2021, we purchased five aircraft previously under operating lease. Additionally, a 20% decrease in passenger service block hours resulted in a decrease in supplemental rent.
Maintenance.   Maintenance materials and repair expense increased by $2.7 million, or 42%, to $9.2 million for the three months ended March 31, 2021, as compared to $6.5 million for the three months ended March 31, 2020. Our cargo segment was responsible for $2.6 million of the consolidated maintenance expense for the three months ended March 31, 2021, as compared to none for the prior year quarter since cargo segment shipments did not begin until May 2020. The cargo segment expense primarily relates to line maintenance, since heavy maintenance is reimbursed under the ATSA.
Sales and Marketing.   Sales and marketing expense decreased by $3.5 million, or 40%, to $5.1 million for the three months ended March 31, 2021, as compared to $8.6 million for the three months ended March 31, 2020. The passenger revenue decrease between these two periods was 42%, resulting in a $2.0 million reduction in credit card processing fees, related to lower sales on our scheduled service. The remaining $1.5 million reduction relates to lower advertising costs, global distribution system fees and travel agent commissions, all due to the COVID-19 pandemic.
Depreciation and Amortization.   Depreciation and amortization expense increased by $2.1 million, or 20%, to $12.6 million for the three months ended March 31, 2021, as compared to $10.5 million for the three months ended March 31, 2020. The increase was primarily due to the impact of a change in the composition of our aircraft fleet to an increased number of owned aircraft in connection with our 2019-1 EETC and aircraft under finance leases (for which expense is recorded within depreciation and amortization).
Ground Handling.   Ground handling expense decreased by $4.1 million, or 44%, to $5.2 million for the three months ended March 31, 2021, as compared to $9.3 million for the three months ended March 31, 2020. The decrease was primarily due to the 26% decline in scheduled departures during the same time periods. Additionally, we insourced our MSP operations in April 2020, contributing to a reduction of $2.2 million in ground handling expenses for the three months ended March 31, 2021 compared to March 31, 2020, but resulting in higher salaries, wages and benefits.
Landing Fees and Airport Rent.   Landing fees and airport rent decreased by $2.3 million, or 21%, to $8.8 million for the three months ended March 31, 2021, as compared to $11.1 million for the three months ended March 31, 2020. The decrease was driven by the 26% reduction in scheduled departures for the three months ended March 31, 2021.
Special Items, net.   Special items, net was a contra-expense of $26.9 million for the three months ended March 31, 2021, and zero for the three months ended March 31, 2020. For the three months ended March 31, 2021, Special items, net included a $32.2 million of income related to funds received under PSP2 of the CARES Act, to be used exclusively for the continuation of payments for salaries, wages, and benefits, and $0.3 million in refundable tax credits related to employee retention under the CARES Act. This was partially offset by a $5.7 million net loss on lease termination costs on the purchase of five aircraft

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
during the quarter that were previously under operating leases. Our cargo segment was responsible for $8.7 million of the consolidated income from Special items, net for the three months ended March 31, 2021, driven by allocated amounts received under the CARES Act, based on the respective segment salaries, wages and benefits.
Other Operating, net.   Other operating, net expense increased by $0.2 million, or 2%, to $14.7 million for the three months ended March 31, 2021, as compared to $14.4 million for the three months ended March 31, 2020. A passenger segment decrease of $3.9 million was primarily driven by our lower level of operations related to the COVID-19 pandemic which resulted in reduced crew and other employee travel costs, interrupted trip expenses, catering expenses, and other operational overhead costs. Our cargo segment was responsible for $4.1 million of our consolidated other operating, net expense for the three months ended March 31, 2021, driven by overhead expenses as well as crew and employee travel costs.
Non-operating Income (Expense)
Interest Expense.   Interest expense increased by $1.5 million, or 27%, to $7.1 million for the three months ended March 31, 2021, as compared to $5.6 million for the three months ended March 31, 2020. The increase was primarily due to debt issued for the acquisition of new aircraft and spare engines, including new debt incurred in connection with the 2019-1 EETC. During the three months ended March 31, 2021, the Company expensed $1.2 million of debt financing costs due to the $46.3 million repayment of the $45.0 million CARES Act Loan and the replacement of the ABL Facility.
Segment Information
	Three Months Ended March 31, 2021(1)			Three Months Ended March 31, 2020
(in thousands, except percentages)	Passenger	Cargo	Total	Passenger	$ Change
Operating Revenues	$106,026	$21,585	$127,611	$180,330	(74,304)
Operating Expenses:
Aircraft Fuel	24,253	21	24,274	55,561	(31,308)
Salaries, Wages, and Benefits	32,839	11,236	44,075	38,091	(5,252)
Aircraft Rent	5,599	—	5,599	11,032	(5,433)
Maintenance	6,603	2,607	9,210	6,478	125
Sales and Marketing	5,110	—	5,110	8,572	(3,462)
Depreciation and Amortization	12,589	26	12,615	10,527	2,062
Ground Handling	5,230	—	5,230	9,292	(4,062)
Landing Fees and Airport Rent	8,655	130	8,785	11,114	(2,459)
Special Items, net	(18,206)	(8,665)	(26,871)	—	(18,206)
Other Operating, net	10,580	4,071	14,651	14,433	(3,853)
Total Operating Expenses	93,252	9,426	102,678	165,100	(71,848)
Operating Income	$12,774	$12,159	$24,933	$15,230	$(2,456)
Adjustment for Special Items	(18,206)	(8,665)	(26,871)
Adjusted Operating Income (Loss)	$(5,432)	$3,494	$(1,938)
Adjusted Operating Margin %	(5)%	16%	(2)%

(1)
As air cargo operations commenced in May 2020, there is no comparable prior period information.

Passenger.   Passenger operating income decreased by $2.5 million, or 16%, to $12.8 million for the three months ended March 31, 2021, from $15.2 million for the three months ended March 31, 2020. For more information on the changes in the components of operating income for the passenger segment, refer to the consolidated results of operations discussion above.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Cargo.   Cargo operating income was $12.2 million for the three months ended March 31, 2021. As air cargo operations commenced in May 2020, the cargo segment had no comparable operations for any other prior period presented. For more information on the components of operating income for the cargo segment, refer to the consolidated results of operations discussion above, where we more fully describe the cargo expenses embedded within each financial statement line item.
For the years ended December 31, 2020 and 2019
	For the year ended December 31,
			Change
(in thousands, except percentages)	2020	2019	$	%
Operating Revenues:
Passenger	$359,232	$688,833	(329,601)	(48)%
Cargo	36,809	—	NM(2)	NM(2)
Other	5,445	12,551	(7,106)	(57)%
Total Operating Revenue	401,486	701,384	(299,898)	(43)%
Operating Expenses:
Aircraft Fuel	83,392	165,666	(82,274)	(50)%
Salaries, Wages, and Benefits .	141,641	140,739	902	1%
Aircraft Rent	30,989	49,908	(18,919)	(38)%
Maintenance	27,416	35,286	(7,870)	(22)%
Sales and Marketing	16,570	35,388	(18,818)	(53)%
Depreciation and Amortization	48,086	34,877	13,209	38%
Ground Handling	20,596	41,719	(21,123)	(51)%
Landing Fees and Airport Rent	31,256	44,400	(13,144)	(30)%
Special Items, net	(64,563)	7,092	(71,655)	NM(2)
Other Operating, net	48,718	68,187	(19,469)	(29)%
Total Operating Expenses	384,101	623,262	(239,161)	(38)%
Operating Income	17,385	78,122	(60,737)	(78)%
Non-operating Income (Expense):
Interest Income	377	937	(560)	(60)%
Interest Expense	(22,073)	(17,170)	(4,903)	(29)%
Other, net	(371)	(1,729)	1,358	79%
Total Non-operating Expense, net	(22,067)	(17,962)	(4,105)	(23)%
Income (Loss) before Income Tax	(4,682)	60,160	(64,842)	(108)%
Income Tax Expense (Benefit)	(778)	14,088	(14,866)	(106)%
Net Income (Loss)	$(3,904)	$46,072	$(49,976)	(109)%
Non-GAAP Financial Data:
Adjusted Net Income (Loss)(1)	$(47,916)	$53,734	$(101,650)	(189)%
Adjusted EBITDAR(1)	$38,930	$171,129	$(132,199)	(77)%

(1)
See “— Non-GAAP Financial Measures” for definitions of these measures and reconciliations to the most comparable GAAP metric.

(2)
“NM” stands for not meaningful.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Operating Revenues
	For the year ended December 31,
			Change
(in thousands, except percentages)	2020	2019	$	%
Scheduled service	$193,047	$396,113	$(203,066)	(51)%
Charter service	98,130	174,562	(76,432)	(44)%
Ancillary	68,055	118,158	(50,103)	(42)%
Passenger	359,232	688,833	(329,601)	(48)%
Cargo	36,809	—	36,809	NM(1)
Other	5,445	12,551	(7,106)	(57)%
Total operating revenue	$401,486	$701,384	$(299,898)	(43)%

(1)
“NM” stands for not meaningful.

Total operating revenues decreased by $299.9 million, or 43%, to $401.5 million for the year ended December 31, 2020 from $701.4 million for the year ended December 31, 2019.
Scheduled Service.   Scheduled service revenue decreased by $203.1 million, or 51%, to $193.0 million for the year ended December 31, 2020 from $396.1 million for the year ended December 31, 2019. The decrease in scheduled service revenue was driven by a dramatic decline in passenger demand due to government travel restrictions and quarantine requirements related to the COVID-19 pandemic. Specifically, the number of scheduled service passengers was 1.7 million in the year ended December 31, 2020, down from 3.6 million in the year ended December 31, 2019. This drove a 42% decrease in departures and a 18 percentage point decrease in load factor. The decrease in load factor resulted in a decrease in PRASM of 19% to $5.57 from $6.89. Further, our scheduled service capacity, as measured by ASMs, decreased by 40%.
Charter Service.   Charter service revenue decreased by $76.4 million, or 44%, to $98.1 million for the year ended December 31, 2020 from $174.6 million for the year ended December 31, 2019. The COVID-19 pandemic drove a decrease in our charter service revenue due to a decrease in the number of charter flights for our casino and sports customers and the U.S. Department of Defense, resulting in a 38% decrease in charter departures. Our charter service revenue began to rebound in the second half of 2020 as charter customers such as the U.S. Department of Defense and large university sports teams continued to fly throughout the year ended December 31, 2020, while our casino customers subject to long term contracts began flying again in June 2020. In addition, we entered into a contract with Major League Soccer to provide charter flights for professional soccer teams which commenced in August 2020.
Ancillary.   Ancillary revenue decreased by $50.1 million, or 42%, to $68.1 million for the year ended December 31, 2020 from $118.2 million for the year ended December 31, 2019. The decline in passenger demand due to the COVID-19 pandemic resulted in lower demand for air travel-related services such as baggage fees, seat selection and upgrade fees, and on-board sales. This decrease was partially offset by an increase in ancillary revenue on a per passenger basis which is largely related to increased itinerary service fees. Specifically, ancillary revenue was $40.53 per passenger in the year ended December 31, 2020, up from $33.14 per passenger in the year ended December 31, 2019.
Cargo.   Revenue from cargo services was $36.8 million for the year ended December 31, 2020, with no comparative revenue for the year ended December 31, 2019. All of our 2020 cargo service revenue related to the commencement of air cargo transportation services under the ATSA with Amazon in May 2020. In June 2020, we entered into an amendment to the ATSA with Amazon that added two additional aircraft to the agreement, which were delivered in the fourth quarter of 2020, bringing the total number of aircraft we fly for Amazon to 12.
Other.   Other revenue decreased by $7.1 million, or 57%, to $5.4 million for the year ended December 31, 2020 from $12.6 million for the year ended December 31, 2019. The decrease in our other revenue was driven by lower bookings for our Sun Country Vacations products due to a decline in demand for leisure travel related to the COVID-19 pandemic.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Operating Expenses
	For the year ended December 31,
			Change
(in thousands, except percentages)	2020	2019	$	%
Operating expenses:
Aircraft fuel	$83,392	$165,666	$(82,274)	(50)%
Salaries, wages and benefits.	141,641	140,739	902	1%
Aircraft rent	30,989	49,908	(18,919)	(38)%
Maintenance	27,416	35,286	(7,870)	(22)%
Sales and marketing	16,570	35,388	(18,818)	(53)%
Depreciation and amortization	48,086	34,877	13,209	38%
Ground handling	20,596	41,719	(21,123)	(51)%
Landing fees and airport rent	31,256	44,400	(13,144)	(30)%
Special items, net	(64,563)	7,092	(71,655)	NM(1)
Other operating, net	48,718	68,187	(19,469)	(29)%
Total operating expenses	$384,101	$623,262	$(239,161)	(38)%

(1)
“NM” stands for not meaningful

Aircraft Fuel.   Aircraft fuel expense decreased by $82.3 million, or 50%, to $83.4 million for the year ended December 31, 2020, as compared to $165.7 million for the year ended December 31, 2019. The decrease was primarily driven by a 44% decrease in fuel gallons consumed due to our decreased level of operations as a result of reduced demand relating to the COVID-19 pandemic. Further contributing to the decrease in aircraft fuel expense was a 29% decline in average price per gallon of fuel which was driven by lower worldwide demand as a result of the COVID-19 pandemic. These decreases were partially offset by mark-to-market losses of $12.2 million in the year ended December 31, 2020 compared to mark-to-market gains of $10.8 million in the year ended December 31, 2019 from our fuel derivative contracts associated with our economic fuel hedges.
Salaries, Wages and Benefits.   Salaries, wages and benefits expense increased by $0.9 million, or 1%, to $141.6 million for the year ended December 31, 2020, as compared to $140.7 million for the year ended December 31, 2019. The increase was primarily due to increased headcount, primarily related to insourcing certain operations, and to increased pilot pay and per diems to support operations under the ATSA. The increase was partially offset by a decrease in expenses related to employee benefits, reduction in flight attendant headcount, and call center staffing due to lower volume of calls. Additionally, the grants under the Payroll Support Program received in the second and third quarters of 2020 restricted us from taking measures to reduce headcount through September 30, 2020 in response to the decline in operations. Our cargo segment was responsible for $20.5 million of the consolidated salaries, wages, and benefits expense for the year ended December 31, 2020 and was driven by headcount to support the operations and aircraft under the ATSA.
Aircraft Rent.   Aircraft rent expense decreased by $18.9 million, or 38%, to $31.0 million for the year ended December 31, 2020, as compared to $49.9 million for the year ended December 31, 2019. Aircraft rent expense decreased primarily due to the composition of our aircraft fleet shifting from aircraft under operating leases (for which expense is recorded within aircraft rent) to owned aircraft and aircraft under finance leases (for which expense is recorded within depreciation and amortization). Specifically, in the year ended December 31, 2020 we purchased two aircraft previously under operating lease and leased two fewer seasonal aircraft. Additionally, a 28% decrease in block hours resulted in a decrease in supplemental rent. The decrease in aircraft rent expense was partially offset by a reduction in the amortization of over-market liabilities on six aircraft recorded as a result of acquisition accounting for the acquisition by the Apollo Funds, of which three were returned at the end of their lease terms during 2019, and three were financed using the 2019-01 EETC following their lease maturity during the year ended December 31, 2020.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Maintenance.   Maintenance materials and repair expense decreased by $7.9 million, or 22%, to $27.4 million for the year ended December 31, 2020, as compared to $35.3 million for the year ended December 31, 2019. The decrease was driven primarily by the COVID-19 pandemic which caused reduced aircraft utilization, as measured by a 28% decrease in block hours and a 27% decrease in flight cycles. These factors ultimately resulted in fewer maintenance events and lower major and routine maintenance costs. The decrease in maintenance expense was partially offset by an increase in scheduled heavy maintenance for our passenger aircraft fleet and line maintenance on the additional aircraft under the ATSA related to our cargo operations. Our cargo segment was responsible for $5.0 million of the consolidated maintenance expense for the year ended December 31, 2020, driven by expenses for line maintenance on aircraft operated under the ATSA.
Sales and Marketing.   Sales and marketing expense decreased by $18.8 million, or 53%, to $16.6 million for the year ended December 31, 2020, as compared to $35.4 million for the year ended December 31, 2019. The decrease was primarily due to a $7.1 million reduction in credit card processing fees related to lower sales on our scheduled service. Additionally, there was a $2.0 million decrease in advertising costs, a $6.1 million decrease in global distribution systems fees associated with the decrease in scheduled service and a $1.3 million decrease in travel agent commissions, all due to the COVID-19 pandemic.
Depreciation and Amortization.   Depreciation and amortization expense increased by $13.2 million, or 38%, to $48.1 million for the year ended December 31, 2020, as compared to $34.9 million for the year ended December 31, 2019. The increase was primarily due to the impact of a change in the composition of our aircraft fleet to an increased number of owned aircraft in connection with our 2019-1 EETC and aircraft under finance leases (for which expense is recorded within depreciation and amortization). Specifically, the increase is due to the incremental depreciation related to one aircraft previously under an operating lease which was amended and converted into a finance lease in December 2019, one incremental aircraft obtained through a new finance lease, one aircraft we purchased in December 2019, two aircraft we purchased in the year ended December 31, 2020 which were previously under operating leases and two aircraft we purchased in the year ended December 31, 2020 which were new additions to the fleet.
Ground Handling.   Ground handling expense decreased by $21.1 million, or 51%, to $20.6 million for the year ended December 31, 2020, as compared to $41.7 million for the year ended December 31, 2019. The decrease was primarily due to the 27% decline in departures. Additionally, we insourced our MSP operations in April 2020, contributing to a reduction of $4.4 million in ground handling expenses, but resulting in higher salaries, wages and benefits.
Landing Fees and Airport Rent.   Landing fees and airport rent decreased by $13.1 million, or 30%, to $31.3 million for the year ended December 31, 2020, as compared to $44.4 million for the year ended December 31, 2019. The decrease was driven by the 27% reduction in departures during the year ended December 31, 2020. Our cargo segment was responsible for $0.3 million of the consolidated landing fees and airport rent for the year ended December 31, 2020, driven by allocated airport rent.
Special Items, net.   Special items, net was an income of $64.6 million for the year ended December 31, 2020 and an expense of $7.1 million for the year ended December 31, 2019. For the year ended December 31, 2020, Special items, net included a $62.3 million credit related to funds received under the CARES Act Payroll Support Program, to be used exclusively for the continuation of payments for salaries, wages, and benefits, and $2.3 million in refundable tax credits related to employee retention under the CARES Act. For the year ended December 31, 2019, Special items, net included a charge of $7.6 million related to contractual obligations for retired technology. In connection with implementing our new reservations systems, we incurred obligations under the contracts for our existing systems that were being phased out ahead of their scheduled contract terms, creating an expense that is not reflective of the normal operations of the company. We also incurred expense of $0.7 million in connection with the write-off of assets in connection with the relocation of our headquarters in 2019. Special items, net for the year ended December 31, 2019 was partially offset by $1.2 million of proceeds from the sale of unused airport slot rights. We are not in the business of buying and selling operating rights and we do not hold any other remaining airport slot rights, therefore this gain does not reflect our core business operations. Our cargo segment was responsible for $10.7 million of the consolidated income from consolidated special items, net for the year ended December 31, 2020, driven by allocated amounts from the CARES Act, based on the respective segment salaries, wages and benefits.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Other Operating, net.   Other operating, net expense decreased by $19.5 million, or 29%, to $48.7 million for the year ended December 31, 2020, as compared to $68.2 million for the year ended December 31, 2019.
This decrease was primarily driven by our lower level of operations related to the COVID-19 pandemic which resulted in reduced crew and other employee travel costs, interrupted trip expenses, catering expenses, and other operational overhead costs. Our cargo segment was responsible for $6.8 million of our consolidated other operating, net expense for the year ended December 31, 2020, driven by $4.2 million of allocated overhead expenses and $2.6 million for crew and employee travel costs.
Non-operating Income (Expense)
	For the year ended December 31,
			Change
(in thousands, except percentages)	2020	2019	$	%
Non-operating Income (Expense):
Interest Income	$377	$937	$(560)	(60)%
Interest Expense	(22,073)	(17,170)	(4,903)	(29)%
Other, net	(371)	(1,729)	1,358	79%
Total Non-operating Expense, Net	(22,067)	(17,962)	(4,105)	(23)%
Income (Loss) Before Income Tax	(4,682)	60,160	(64,842)	(108)%
Income Tax Expense (Benefit)	(778)	14,088	(14,866)	NM(1)
Net Income (Loss)	$(3,904)	$46,072	$(49,976)	NM(1)

(1)
“NM” stands for not meaningful

Interest Income.   Interest income decreased in the year ended December 31, 2020 related to lower average cash balances.
Interest Expense.   Interest expense increased by $4.9 million, or 29%, to $22.1 million for the year ended December 31, 2020, as compared to $17.2 million for the year ended December 31, 2019. The increase was primarily due to debt issued for the acquisition of new aircraft and spare engines, including new debt incurred in connection with the 2019-1 EETC.
Other, net.   Other, net expense decreased $1.4 million, or 79%, to $0.4 million for the year ended December 31, 2020, as compared to $1.7 million for the year ended December 31, 2019. The decrease is mainly due to early-out payments and other expenses incurred in connection with outsourcing certain ground operations during the year ended December 31, 2019, which did not occur in the year ended December 31, 2020.
Income Taxes.   Our effective tax rate was 16.6% for the year ended December 31, 2020, as compared to 23.5% for the year ended December 31, 2019. Our tax rate can vary depending on the amount of income we earn in each state and the state tax rate applicable to such income.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Segment Information
	For the year ended December 31, 2020(1)
(in thousands)	Passenger	Cargo	Total
Operating revenues:	$364,677	$36,809	$401,486
Operating expenses:
Aircraft fuel	83,392	—	83,392
Salaries, wages and benefits	121,189	20,452	141,641
Aircraft rent	30,989	—	30,989
Maintenance	22,457	4,959	27,416
Sales and marketing	16,570	—	16,570
Depreciation and amortization	48,086	—	48,086
Ground handling	20,596	—	20,596
Landing fees and airport rent	30,975	281	31,256
Special items, net	(53,842)	(10,721)	(64,563)
Other operating, net	41,880	6,838	48,718
Total operating expenses	362,292	21,809	384,101
Operating income	$2,385	$15,000	$17,385

(1)
As air cargo operations commenced in May 2020, there is no comparable prior year information.

Passenger.   Passenger operating income decreased by $75.7 million, or 97%, to $2.4 million for the year-ended December 31, 2020, as compared to $78.1 million for the year ended December 31, 2019. For more information on the changes in the components of operating income for the passenger segment, refer to the consolidated results of operations discussion above.
Cargo.   Cargo operating income was $15.0 million as of the year-ended December 31, 2020. As air cargo operations commenced in May 2020, the cargo segment had no comparable operations for any other prior period presented. For more information on the components of operating income for the cargo segment, refer to the consolidated results of operations discussion above, we more fully describe the cargo expenses embedded within each financial statement line item.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
For the year ended December 31, 2019 and the Successor and Predecessor 2018 periods
(in thousands)	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Operating Revenues:
Passenger	$688,833	$335,824	$172,897
Other	12,551	49,107	24,555
Total Operating Revenue	701,384	384,931	197,452
Operating Expenses:
Aircraft Fuel	165,666	119,553	45,790
Salaries, Wages, and Benefits	140,739	90,263	36,964
Aircraft Rent(1)	49,908	36,831	28,329
Maintenance(2)	35,286	15,491	9,508
Sales and Marketing	35,388	17,180	10,854
Depreciation and Amortization(3)	34,877	14,405	2,526
Ground Handling	41,719	23,828	8,619
Landing Fees and Airport Rent	44,400	25,977	10,481
Special Items, net	7,092	(6,706)	271
Other Operating, net	68,187	40,877	17,994
Total Operating Expenses	623,262	377,699	171,336
Operating Income	78,122	7,232	26,116
Non-operating Income (Expense):
Interest Income	937	258	96
Interest Expense	(17,170)	(6,060)	(339)
Other, net	(1,729)	(1,636)	37
Total Non-operating Expense, net	(17,962)	(7,438)	(206)
Income (Loss) Before Income Tax	60,160	(206)	25,910
Income Tax Expense	14,088	161	—
Net Income (Loss)	$46,072	$(367)	$25,910
Non-GAAP Financial Data:
Adjusted Net Income (Loss)(4)	$53,734	$(5,871)	$26,181
Adjusted EBITDAR(4)	$171,129	$49,688	$57,279

(1)
Aircraft Rent expense for the Successor periods is reduced due to amortization of a liability representing lease rates and maintenance reserves which were higher than market terms of similar leases at the time of our acquisition by the Apollo Funds. This liability was recognized at the time of the acquisition and is being amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. See Note 2 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(2)
Maintenance expense for the Successor periods is reduced due to recognizing a liability (or contra-asset) to represent the Successor’s obligation to perform planned maintenance events paid for by the Predecessor on leased aircraft at the date of our acquisition by the Apollo Funds. The liability (or contra-asset) is recognized as a reduction to Maintenance expense as reimbursable maintenance events are performed and maintenance expense is incurred. See Note 2 and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

(3)
Depreciation and amortization expense increased in the Successor periods due to higher fair value for

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
certain acquired assets and to the amortization of definite-lived intangible assets. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
(4)
See “— Non-GAAP Financial Measures” for definitions of these measures and reconciliations to the most comparable GAAP metric.

Operating Revenues
	Successor		Predecessor
(in thousands)	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Operating revenues:
Scheduled service	$396,113	$224,507	$132,234
Charter service	174,562	111,317	40,663
Ancillary(1)	118,158	—	—
Passenger	688,833	335,824	172,897
Ancillary(1)	—	41,065	15,670
Other	12,551	8,042	8,885
Total operating revenues	$701,384	$384,931	$197,452

(1)
The classification of Ancillary changed as a result of the adoption of Accounting Standards Codification: Revenue from Contracts with Customers (“ASC 606”). Certain ancillary revenue was included in Other revenue prior to the adoption of this standard, but is included in Passenger revenue with the adoption of this standard. Total operating revenues were $701.4 million for the year ended December 31, 2019, $384.9 million for the Successor 2018 period and $197.5 million for the Predecessor 2018 period.

Scheduled Service.   Scheduled service revenue was $396.1 million for the year ended December 31, 2019, $224.5 million for the Successor 2018 period and $132.2 million for the Predecessor 2018 period. The increase in scheduled service revenue was primarily related to increases in our capacity and departures along with a slight increase in load factor. Our scheduled service capacity, as measured by ASMs, increased by 30% as a result of additional aircraft in service and increases in the number of seats on board. In the year ended December 31, 2019, we completed the reconfiguration of substantially all of our fleet to a high-density seating configuration of 183 seats. The increase in capacity led to an increase in our number of scheduled service passengers to 3.6 million from 2.6 million. The increase in scheduled service revenue was partially offset by a 19% decrease in average scheduled passenger fare to $111.08 from $136.42 and a decrease in PRASM of 1.16 cents, or 14%, largely driven by our low-fare pricing strategy.
Charter Service.   Charter service revenue was $174.6 million for the year ended December 31, 2019, $111.3 million for the Successor 2018 period and $40.7 million for the Predecessor 2018 period. The increase in our charter service revenue was primarily due to an increase in the number of charter flights for our casino and sports customers and the U.S. Department of Defense.
Ancillary.   Ancillary revenue was $118.2 million for the year ended December 31, 2019, $41.1 million for the Successor 2018 period and $15.7 million for the Predecessor 2018 period. The increase in ancillary revenue was driven by the unbundling of our services to improve our product segmentation in January 2018, which previously were offered as a component of the base fares. Our focus on ancillary services has driven an increase in ancillary revenue on a per passenger basis of $11.44, or 53%.
Other.   Other revenue was $12.6 million for the year ended December 31, 2019, $8.0 million for the Successor 2018 period and $8.9 million for the Predecessor 2018 period. The decrease in our other revenue was primarily due to a temporary delay in implementing our Sun Country Vacations products in our new booking system in June 2019.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Operating Expenses
	Successor		Predecessor
(in thousands)	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Operating expenses:
Aircraft fuel	$165,666	$119,553	$45,790
Salaries, wages and benefits	140,739	90,263	36,964
Aircraft rent	49,908	36,831	28,329
Maintenance	35,286	15,491	9,508
Sales and marketing	35,388	17,180	10,854
Depreciation and amortization	34,877	14,405	2,526
Ground handling	41,719	23,828	8,619
Landing fees and airport rent	44,400	25,977	10,481
Special items, net	7,092	(6,706)	271
Other operating	68,187	40,877	17,994
Total operating expenses	$623,262	$377,699	$171,336
Aircraft Fuel.   Aircraft fuel expense was $165.7 million for the year ended December 31, 2019, $119.6 million for the Successor 2018 period and $45.8 million for the Predecessor 2018 period. The change in aircraft fuel expense was primarily due to an increase in fuel gallons consumed of 20% due to our increased level of operations, as measured by an increase of 18% in block hours, partially offset by a decrease in average price per gallon of fuel of 3%. Aircraft fuel expense also includes mark-to-market gains or losses from fuel derivative contracts associated with our economic fuel hedges. We recognized a mark-to-market gain of $10.8 million in the year ended December 31, 2019 compared to a loss of $12.0 million in the Successor 2018 period, and none for the Predecessor 2018 period.
Salaries, Wages and Benefits.   Salaries, wages and benefits expense was $140.7 million for the year ended December 31, 2019, $90.3 million for the Successor 2018 period and $37.0 million for the Predecessor 2018 period. The increase was primarily due to higher costs and increased headcount for our pilots and flight attendants resulting from contractual rate increases and expanded operations, and higher general and administration staffing along with the full year impact of the management bonus and stock compensation plans introduced in November 2018. These increases were partially offset by a reduction in ground handling personnel as a result of the outsourcing of MSP ground operations in May 2018, which are reflected as an increase in ground handling expenses.
Aircraft Rent.   Aircraft rent expense was $50.0 million for the year ended December 31, 2019, $36.8 million for the Successor 2018 period and $28.3 million for the Predecessor 2018 period. Aircraft rent expense decreased primarily due to a change in the composition of our aircraft fleet between aircraft under operating lease (for which expense is recorded within aircraft rent) and owned aircraft and aircraft under finance lease (for which expense is recorded within depreciation and amortization). The decrease was primarily a result of purchasing one aircraft previously on an operating lease, returning three leased 737-700 aircraft during the year ended December 31, 2019, and reducing seasonal aircraft by one. Aircraft rent expense for the year ended December 31, 2019 and Successor 2018 period was further decreased by the amortization of over-market liabilities recorded as a result of acquisition accounting for the acquisition by the Apollo Funds.
Maintenance.   Maintenance materials and repair expense was $35.3 million for the year ended December 31, 2019, $15.5 million for the Successor 2018 period and $9.5 million for the Predecessor 2018 period. The increase was primarily due to the timing and number of maintenance events, including two additional engine overhauls and four additional heavy checks in the year ended December 31, 2019. The overall increase in maintenance materials expense was partially offset by reduced expenses under our outsourced parts supply agreement and by top-off credits received from lessors for repairs performed by us

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
but related to utilization by the prior lessee. The increase in maintenance expense was also partially offset in the year ended December 31, 2019 and the Successor 2018 period by the reduction of the maintenance liability (or contra-asset) that was recorded as a result of acquisition accounting for the acquisition by the Apollo Funds. The maintenance liability (or contra-asset) is reduced as reimbursable maintenance events are performed and maintenance expense is incurred.
Sales and Marketing.   Sales and marketing expense was $35.4 million for the year ended December 31, 2019, $17.2 million for the Successor 2018 period and $10.9 million for the Predecessor 2018 period. The increase was primarily due to higher sales that directly drove higher credit card fees, partially offset by a decrease in booking fees as a result of a higher proportion of bookings on our redesigned website, as our website is our lowest cost distribution channel, and more favorable terms in renegotiated contracts with third-party distribution channels.
Depreciation and Amortization.   Depreciation and amortization expense was $34.9 million for the year ended December 31, 2019, $14.4 million for the Successor 2018 period and $2.5 million for the Predecessor 2018 period. The increase was primarily due to the impact of a change in the composition of the fleet from primarily operating leased aircraft to an increased number of owned aircraft and aircraft under finance leases, and the impact of acquisition accounting and the resulting increase to the book value of our assets. We added four aircraft to our fleet under finance leases, purchased one aircraft previously on an operating lease, converted one operating lease to a finance lease and purchased one incremental aircraft and we returned three leased 737-700 aircraft during the year ended December 31, 2019. In addition, depreciation and amortization increased due to the recognition of a definite lived intangible asset recorded as a result of acquisition accounting for the acquisition by the Apollo Funds. The definite lived intangible asset is amortized on a straight-line basis over a useful life of 12 years.
Ground Handling.   Ground handling expense was $41.7 million for the year ended December 31, 2019, $23.8 million for the Successor 2018 period and $8.6 million for the Predecessor 2018 period. The increase was due to the increase in departures and additional airports in our route network for both our scheduled service and charter operations. We outsourced MSP ground handling services in May 2018, contributing to a reduction in salaries, wages and benefits but resulting in higher ground handling expenses.
Landing Fees and Airport Rent.   Landing fees and airport rent was $44.4 million for the year ended December 31, 2019, $26.0 million for the Successor 2018 period and $10.5 million for the Predecessor 2018 period. The increase was due to the increase in departures and additional airports in our route network.
Special Items, net.   Special items, net was an expense of $7.1 million for the year ended December 31, 2019, income of $6.7 million for the Successor 2018 period and an expense of $0.3 million for the Predecessor 2018 period. Special items, net for the year ended December 31, 2019 include a charge of $7.6 million related to contractual obligations for retired technology. In connection with implementing our new reservations systems, we incurred obligations under the contracts for our existing systems that were being phased out ahead of their scheduled contract terms, creating an expense that is not reflective of the normal operations of the company. This expense was partially offset by $1.2 million of proceeds from the sale of unused airport slot rights. We are not in the business of buying and selling operating rights and we do not hold any other remaining airport slot rights, therefore this gain does not reflect our core business operations. Special items, net recognized in the Successor 2018 period include the impact of changes to the terms of our rewards program implemented in the fourth quarter of 2018. The program changes included a net reduction in expenses of $8.5 million due to the earlier expiration of outstanding points, partially offset by an increase in expense as a result of improved terms for members’ redemption of points. We also recognized an expense of $1.7 million for the Successor 2018 period and $0.3 million for the Predecessor 2018 period related to early-out and employee separation expenses incurred in connection with outsourcing certain operations and other employee initiatives. These efforts were primarily related to airport station, flight attendants and ground handling employees.
Other Operating, net.   Other operating, net expense was $68.2 million for the year ended December 31, 2019, $40.9 million for the Successor 2018 period and $18.0 million for the Predecessor 2018 period. The increase was primarily due to our higher level of operations.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Non-operating Income (Expense)
	Successor		Predecessor
(in thousands)	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Non-Operating income (expense):
Interest income	$937	$258	$96
Interest expense	(17,170)	(6,060)	(339)
Other, net	(1,729)	(1,636)	37
Total non-operating expense, net	(17,962)	(7,438)	(206)
Income (loss) before income tax	60,160	(206)	25,910
Income tax expense	14,088	161	—
Net income (loss)	$46,072	$(367)	$25,910
Interest Income.   Interest income increased in the Successor 2018 period and the year ended December 31, 2019 related to higher average cash balances.
Interest Expense.   Interest expense was $17.2 million for the year ended December 31, 2019, $6.1 million for the Successor 2018 period and $0.3 million for the Predecessor 2018 period. The increase was primarily due to new finance leases and debt issued for the acquisition of new aircraft and spare engines during the year ended December 31, 2019 and the Successor 2018 period, including new debt incurred in connection with the 2019-1 EETC.
Other, net.   Other, net was an expense of $1.7 million for the year ended December 31, 2019, expense of $1.6 million in the Successor 2018 period and income of $37 thousand for the Predecessor 2018 period. For the year ended December 31, 2019, the expense was primarily related to professional fees related to our planned offering that cannot be capitalized. For the Successor 2018 period, the expense was primarily related to severance payments to various executives in connection with our transformation initiatives.
Income Taxes.   In the year ended December 31, 2019, our effective tax rate was 23.5%. In the Successor 2018 period, our effective tax rate was (77.9%) due to the impact of certain nondeductible items. Our tax rate can vary depending on the amount of income we earn in each state and the state tax rate applicable to such income. We were taxed as a limited liability company during the 2018 Predecessor period, and therefore, no provision for income tax expense was included on the consolidated statements of operations for that period.
Non-GAAP Financial Measures
We sometimes use information that is derived from the consolidated financial statements, but that is not presented in accordance with GAAP. We believe these non-GAAP measures provide a meaningful comparison of our results to others in the airline industry and our prior year results. Investors should consider these non-GAAP financial measures in addition to, and not as a substitute for, our financial performance measures prepared in accordance with GAAP. Further, our non-GAAP information may be different from the non-GAAP information provided by other companies. We believe certain charges included in our operating expenses on a GAAP basis make it difficult to compare our current period results to prior periods as well as future periods and guidance. The tables below show a reconciliation of non-GAAP financial measures used in this prospectus to the most directly comparable GAAP financial measures.
Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR
Adjusted Operating Income Margin and Adjusted Net Income are non-GAAP measures included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of operating income and net income are well recognized performance measurements in the airline industry that are frequently used by our management, as well as by investors, securities analysts and other

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDAR is a non-GAAP measure included as supplemental disclosure because we believe it is a valuation measure commonly used by investors, securities analysts and other interested parties in the industry to compare airline companies and derive valuation estimates without consideration of airline capital structure or aircraft ownership methodology. We believe that while items excluded from Adjusted EBITDAR may be recurring in nature and should not be disregarded in evaluation of our earnings performance, Adjusted EBITDAR is useful because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by finance lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. Adjusted EBITDAR should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income because it excludes aircraft rent, which is a normal, recurring cash operating expense that is necessary to operate our business. We have historically incurred substantial rent expense due to our legacy fleet of operating leased aircraft, which are currently being transitioned to owned and finance leased aircraft.
Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR have limitations as analytical tools. Some of the limitations applicable to these measures include: Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; Adjusted EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; Adjusted EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDAR does not reflect any cash requirements for such replacements; and other companies in our industry may calculate Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR differently than we do, limiting each measure’s usefulness as a comparative measure. Because of these limitations, Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.
As derivations of Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of net income, including Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR, as presented may not be directly comparable to similarly titled measures presented by other companies. For the foregoing reasons, each of Adjusted Operating Income Margin, Adjusted Net Income and Adjusted EBITDAR has significant limitations which affect its use as an indicator of our profitability and valuation. Accordingly, you are cautioned not to place undue reliance on this information.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table presents the reconciliation of operating income to Adjusted Operating Income Margin for the periods presented below.
	For the three months ended March 31,		For the year ended December 31,
(in thousands)	2021	2020	2020	2019
Adjusted Operating Income Margin reconciliation:
Operating revenues	$127,611	$180,330	$401,486	$701,384
Operating Income	$24,933	$15,230	$17,385	$78,122
Stock compensation expense .	2,870	369	2,110	1,888
Special Items, net(a)	(26,871)	—	(64,563)	7,092
Income tax receivable agreement expense(b)	264	—	—	—
Other adjustments(a)	7	—	—	226
Adjusted Operating Income	$1,196	$15,599	$(45,068)	$87,328
Operating Income Margin	19.5%	8.4%	4.3%	11.1%
Adjusted Operating Income Margin	0.9%	8.7%	(11.2)%	12.5%

(a)
For the year ended December 31, 2020, the adjustment includes employee relocation and costs to exit Sun Country’s prior headquarters building included in Special items, net within the Company’s Consolidated Statement of Operations. For the year ended December 31, 2019, the adjustments include employee relocation and costs to exit Sun Country’s prior headquarters and base closures, contractual obligations for retired technology, and a gain on the sale of an airport slot that are included in Special items, net within the Company’s Consolidated Statement of Operations, as well as an additional adjustment for expenses incurred in terminating work on a planned new crew base.

(b)
Represents the one-time costs to establish the income tax receivable agreement with our pre-IPO stockholders. See Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following tables present the reconciliation of Net Income (Loss) to Adjusted Net Income (Loss) for the periods presented below.
	Successor					Predecessor
(in thousands)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Net income (loss).	$12,416	$7,251	$(3,904)	$46,072	$(367)	$25,910
Special items, net(a)	(26,871)	—	(64,563)	7,092	(6,706)	271
Stock compensation expense	2,870	369	2,110	1,888	373	—
Loss (gain) on asset transactions, net	—	72	413	745	(811)	—
Early repayment of CARES Act Loan	842	—	—	—	—	—
Income tax receivable agreement expense	264	—	—	—	—	—
Loss on refinancing credit facility	382	—	—	—	—	—
Other adjustments(b)	—	—	4,881	226	—	—
Income tax effect of adjusting items, net(c)	5,178	(101)	13,147	(2,289)	1,640	—
Adjusted Net Income (Loss) .	$(4,919)	$7,591	$(47,916)	$53,734	$(5,871)	$26,181

(a)
See Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the components of Special items, net.

(b)
Other adjustments for the year ended December 31, 2020 include expenses related to a voluntary employee leave program in response to the COVID-19 pandemic, a portion of which is offset by the CARES Act Payroll Support Program as the benefit of this program is also adjusted as a component of special items. Other adjustments for the year ended December 31, 2019 include expenses incurred in terminating work on a planned new crew base.

(c)
The tax effect of adjusting items, net is calculated at the Company’s statutory rate for the applicable period.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following tables present the reconciliation of Net Income (Loss) to Adjusted EBITDAR for the periods presented below.
	Successor					Predecessor
(in thousands)	For the three months ended March 31, 2021	For the three months ended March 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Net income (loss)	$12,416	$7,251	$(3,904)	$46,072	$(367)	$25,910
Special items, net(a)	(26,871)	—	(64,563)	7,092	(6,706)	271
Interest expense	7,121	5,616	22,073	17,170	6,060	339
Stock compensation expense	2,870	369	2,110	1,888	373	—
Loss (gain) on asset transactions, net	—	72	413	745	(811)	—
Other adjustments(b)	—	—	4,881	226	—	—
Interest income	(15)	(251)	(377)	(937)	(258)	(96)
Provision for income taxes	5,406	2,445	(778)	14,088	161	—
Depreciation and amortization	12,615	10,527	48,086	34,877	14,405	2,526
Aircraft rent	5,599	11,032	30,989	49,908	36,831	28,329
Income tax receivable agreement expense	264	—	—	—	—	—
Adjusted EBITDAR	$19,405	$37,061	$38,930	$171,129	$49,688	$57,279

(a)
See Note 16 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on the components of Special items, net.

(b)
Other adjustments for the year ended December 31, 2020 include expenses related to a voluntary employee leave program in response to the COVID-19 pandemic, a portion of which is offset by the CARES Act Payroll Support Program as the benefit of this program is also adjusted as a component of special items. Other adjustments for the year ended December 31, 2019 include expenses incurred in terminating work on a planned new crew base.

CASM and Adjusted CASM
CASM is a key airline cost metric defined as operating expenses divided by total available seat miles. Adjusted CASM is a non-GAAP measure derived from CASM by excluding fuel costs, costs related to our cargo operations (starting in 2020 when we launched our cargo operations), certain commissions and other costs of selling our vacations product from this measure as these costs are unrelated to our airline operations and improve comparability to our peers. Adjusted CASM is an important measure used by management and by our board of directors in assessing quarterly and annual cost performance. Adjusted CASM is commonly used by industry analysts and we believe it is an important metric by which they compare our airline to others in the industry, although other airlines may exclude certain other costs in their calculation of Adjusted CASM. The measure is also the subject of frequent questions from investors.
Adjusted CASM excludes fuel costs. By excluding volatile fuel expenses that are outside of our control from our unit metrics, we believe that we have better visibility into the results of operations and our non-fuel cost initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can lead to a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management and investors to understand the impact and trends in company-specific cost drivers, such as labor rates, aircraft costs and maintenance costs, and productivity, which are more controllable by management.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Starting in 2020 when we launched our cargo operations, we have excluded costs related to the cargo operations as these operations do not create ASMs. The cargo expenses in the reconciliation below are different from the total operating expenses for our cargo segment in the “Segment Information” table presented above, due to several items that are included in the cargo segment but have been captured in other line items used in the Adjusted CASM calculation. We also exclude certain commissions and other costs of selling our vacations product from Adjusted CASM as these costs are unrelated to our airline operations and improve comparability to our peers. Adjusted CASM further excludes special items and other adjustments, as defined in the relevant reporting period, that are not representative of the ongoing costs necessary to our airline operations and may improve comparability between periods. We also exclude stock compensation expense when computing Adjusted CASM. The Company’s compensation strategy includes the use of stock-based compensation to attract and retain employees and executives and is principally aimed at aligning their interests with those of our stockholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period. Adjusted CASM is one of the most important measures used by management and by our board of directors in assessing quarterly and annual cost performance.
As derivations of Adjusted CASM are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of Adjusted CASM as presented may not be directly comparable to similarly titled measures presented by other companies. Adjusted CASM should not be considered in isolation or as a replacement for CASM. For the foregoing reasons, Adjusted CASM has significant limitations which affect its use as an indicator of our profitability. Accordingly, you are cautioned not to place undue reliance on this information.
The following table presents the reconciliation of CASM to Adjusted CASM.
	For the three months ended March 31,				For the year ended December 31,
	2021		2020		2021		2020		2018
	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)	(in thousands)	Per ASM (in cents)
CASM	$102,678	7.46	$165,100	9.40	$384,101	8.91	$623,262	8.82	$549,035	10.05
Aircraft fuel	24,274	1.76	55,561	3.17	83,392	1.93	165,666	2.35	165,343	3.03
Cargo expenses	17,195	1.25	—	—	31,429	0.73	—	—	—	—
Sun Country Vacations	214	0.02	188	0.01	589	0.01	2,448	0.03	4,543	0.08
Special items, net	(26,871)	(1.95)	—	—	(64,563)	(1.50)	7,092	0.10	(6,435)	(0.12)
Stock compensation expense	2,870	0.21	369	0.02	2,110	0.05	1,888	0.03	373	0.01
Income tax receivable agreement expense	264	0.03	—	—	—	—	—	—	—	—
Other adjustments .	—	—	—	—	4,881	0.12	226	—	—	—
Adjusted CASM	$84,732	6.15	$108,982	6.20	$326,263	7.57	$445,942	6.31	$385,211	7.05
Liquidity and Capital Resources
The airline business is capital intensive and our ability to successfully execute our business strategy is largely dependent on the continued availability of capital on attractive terms and our ability to maintain sufficient liquidity. We have historically funded our operations and capital expenditures primarily through cash from operations, proceeds from equityholders’ capital contributions, the issuance of promissory notes and our 2019-1 EETC financing.
Our primary sources of liquidity as of March 31, 2021 included our existing cash and equivalents of $269.6 million and short-term investments of $5.8 million, our expected cash generated from operations and our $25.0 million Revolving Credit Facility, which had availability of $25.0 as of March 31, 2021. In addition, we had restricted cash of $6.0 million as of March 31, 2021, which consists of cash received as

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
prepayment for chartered flights that is maintained in separate escrow accounts in accordance with DOT regulations requiring that charter revenue receipts received prior to the date of transportation are maintained in a separate third-party escrow account. The restrictions are released once transportation is provided.
On March 19, 2021, we completed our initial public offering, in which we issued and sold 10,454,545 shares of our common stock at a public offering price of $24.00 per share. We received net proceeds of approximately $235.2 million from sales of shares in the initial public offering, after deducting underwriting discounts and commissions of approximately $15.7 million. We used approximately $46.2 million of the net proceeds from the initial public offering to repay all amounts outstanding under the CARES Act Loan. A portion of the proceeds was used to pay fees and expenses in connection with the initial public offering. The remaining net proceeds have been and will continue to be used for general corporate purposes, including to acquire additional aircraft.
We received a total of $62.3 million in assistance from Treasury in 2020 as part of the Payroll Support Program under the CARES Act in response to the extensive impact of the COVID-19 pandemic on the U.S. airline industry. In accordance with any grants and/or loans received under the CARES Act, we are required to comply with the relevant provisions of the CARES Act and the related implementing agreements which, among other things, include the following: the requirement to use the Payroll Support Payments exclusively for the continuation of payment of crewmember and employee wages, salaries and benefits; the requirement that certain levels of commercial air service be maintained until March 1, 2021, or if ordered by the DOT, March 1, 2022; the prohibitions on share repurchases of listed securities and the payment of common stock (or equivalent) dividends until September 30, 2022; and restrictions on the payment of certain executive compensation until April 1, 2023. We used a portion of the proceeds from our initial public offering to repay in full all amounts outstanding under the CARES Act Loan. We also recognized $2.3 million in tax credits related to employee retention under the CARES Act in the year ended December 31, 2020. In addition, we have taken measures to reduce operating costs and improve our liquidity condition, including a temporary reduction of scheduled departures, deferring non-essential capital projects, placing a hiring freeze, negotiating the deferral of aircraft rent payments, and deferring payment of the employer portion of Social Security taxes as permitted under the CARES Act.
On January 22, 2021, we were informed by Treasury that we would receive a grant of $32.2 million under the Payroll Support Program Extension under the Consolidated Appropriations Act, 2021. We received $16.1 million on February 2, 2021, an additional $16.1 million on March 26, 2021 and an additional $4.8 million in grants on April 22, 2021. Further, we were notified on April 15, 2021 that we would receive an additional grant of approximately $34.5 million, of which $17.3 million was received on April 29, 2021 and the remaining $17.2 million was received on May 27, 2021. All funds provided by Treasury to Payroll Support Program Extension participants may only be used for the continuation of payment of employee wages, salaries, and benefits.
In October 2020, we were awarded a $45.0 million loan from Treasury under the CARES Act Loan Agreement, which is secured by our loyalty program and certain cash deposits. The loan bears interest at a rate per annum equal to the LIBO rate as adjusted under the CARES Act Loan Agreement plus 3.50% in cash and 3.00% paid-in-kind and is to be repaid on the earlier of (i) October 24, 2025 or (ii) six months prior to the expiration of any material loyalty program securing the loan. As a result of the timing of the expiration of our loyalty program, we expect to begin making repayments approximately January 2023. During the term of the loan, we must maintain aggregate liquidity above $10.0 million measured as of the close of each business day, and there are provisions that may accelerate payment if certain debt service coverage ratios are not met. Further, the CARES Act Loan Agreement includes affirmative and negative covenants that restrict our ability to, among other things, merge, consolidate, sell or otherwise dispose of certain assets, create liens on certain assets, make certain investments or pay certain dividends and make certain other restricted payments. In March 2021, we repaid the CARES Act Loan in full using the proceeds from our initial public offering.
On February 10, 2021, Sun Country, Inc. (formerly known as MN Airlines, LLC), our wholly-owned subsidiary (the “Borrower”), entered into the Credit Agreement, which provides for a $25.0 million Revolving Credit Facility and a $90.0 million Delayed Draw Term Loan Facility, which we refer to collectively as the “Credit Facilities,” and repaid in full all borrowings outstanding under the ABL Facility. The Revolving Credit Facility matures on the earlier of (i) February 10, 2026 and (ii) to the extent the sum of (x) the amount

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
unused commitments under the Delayed Draw Term Loan Facility and (y) the amount of loans under the Delayed Draw Term Loan Facility exceeds $25.0 million on such date, the date that is 180 days prior to February 10, 2026. The Delayed Draw Term Loan Facility matures on February 10, 2026.
Borrowings under the Credit Facilities bear interest, at the Borrower’s option, at either (a) the LIBO Rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs (“Adjusted LIBOR”) with a floor of 1.00%, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the prime rate published by The Wall Street Journal, (iii) one month Adjusted LIBOR plus 1.00% per annum and (iv) 2.00% (“ABR”), in each case, plus the applicable margin of (x) with respect to the Delayed Draw Term Loan Facility, 5.00% per annum for Adjusted LIBOR loans and 4.00% per annum for ABR loans and (y) with respect to the Revolving Credit Facility, 5.00% per annum for Adjusted LIBOR loans and 4.00% per annum for ABR loans.
In addition, the Borrower is required to pay a commitment fee to the lenders in respect of the unutilized commitments under the Revolving Credit Facility at a rate equal to 0.50% per annum and in respect of the unutilized commitments under the Delayed Draw Term Loan Facility, (w) prior to the date that is 12 months after the closing date, 0.00% per annum, (x) beginning on the date that is 12 months after the closing date and prior to the date that is 16 months after the closing date, 2.50% per annum, (y) beginning on the date that is 16 months after the closing date and prior to the date that is 19 months after the closing date, 3.75% per annum, and (z) beginning on the date that is 19 months after the closing date and thereafter, 5.00% per annum, as well as customary letter of credit fees and customary agency fees. The obligations of the Borrower under the Credit Facilities are unconditionally guaranteed by SCA Acquisition, LLC on a limited-recourse basis.
The Borrower may only use borrowings under the Delayed Draw Term Facility to finance the acquisition of aircraft or engines and related fees and expenses. In March 2021 and April 2021, we borrowed $68.0 million and $12.5 million, respectively, under the Delayed Draw Term Loan Facility for the purpose of financing the acquisition of six additional aircraft that we previously leased, all of which have been acquired. The Borrower may use borrowings under the Revolving Credit Facility for general corporate purposes.
The Credit Facilities require the Borrower to comply with financial maintenance covenants that require that the Borrower maintain (i) as of the last day of each fiscal quarter a minimum EBITDAR (as defined in the Credit Agreement) of at least $62.1 million for the quarter ending September 31, 2021, $78.1 million for the quarter ending December 31, 2021, and $87.7 million for the quarter ending March 31, 2022 and each quarter thereafter and (ii) an aggregate amount of Liquidity (as defined in the Credit Agreement) at the close of any business day of at least $30.0 million.
The Credit Agreement contains certain customary affirmative covenants and negative covenants, including a limitation on the Borrower’s ability to pay dividends on or make distributions in respect of its capital stock or make other restricted payments.
The Credit Agreement contains certain customary events of default, including relating to a change of control. If an event of default occurs, the lenders under the Credit Facilities are entitled to take various actions, including the acceleration of amounts due under the Credit Facilities and all actions permitted to be taken by a secured creditor in respect of the collateral securing the Credit Facilities.
Our primary uses of liquidity are for operating expenses, capital expenditures, lease rentals and maintenance reserve deposits, debt repayments and working capital requirements. Our single largest capital expenditure requirement relates to the acquisition of aircraft, which we have historically acquired through operating and finance leases and debt.
In December 2019, we arranged for the issuance of Class A, Class B and Class C pass through trust certificates, Series 2019-1 (the “2019-1 EETC”), in an aggregate face amount of $248.6 million (the “Certificates”) for the purpose of financing or refinancing 13 used aircraft. In December of 2019, we purchased one aircraft new to our fleet under the 2019-1 EETC. In the first quarter of 2020, under the 2019-1 EETC, we purchased two additional aircraft new to our fleet, one previously under operating lease, and refinanced three aircraft previously owned and financed. The purchase of the remaining six aircraft previously under operating or finance leases occurred in June 2020. The total appraised value of the 13 aircraft is

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
approximately $292.5 million. The Certificates were issued to certain institutional investors, and the 2019-1 EETC face amount of the Certificates were funded by the purchase price paid by such investors for its Certificates on four funding dates from December 2019 to June 2020. On the first funding date in December 2019, $102.7 million of the $248.6 million face amount was funded from payment of the purchase price of the Certificates and placed in escrow. Subsequently in December 2019, we used $28.3 million of such escrowed funds to finance the purchase of one of the 13 aircraft. In January and February of 2020, we used $53.5 million of the escrowed funds and drew an additional $55.3 million to complete the refinancing of three owned aircraft, the purchase of two additional aircraft for our fleet and to buy one aircraft previously under an operating lease. The Certificates bear interest at the following rates per annum: Class A, 4.13% relating to seven of the financed aircraft and 4.25% relating to six of the financed aircraft; Class B, 4.66% relating to seven of the financed aircraft and 4.78% relating to six of the financed aircraft; and Class C, 6.95%. The expected maturity date of the Class A is December 15, 2027, the Class B is December 15, 2025 and the Class C is December 15, 2023.
We recently executed leases for three additional Boeing 737-800 aircraft, in line with our plan to grow the passenger fleet to an estimated 50 aircraft by the end of 2023. We may finance additional aircraft through debt financing or finance leases based on market conditions, our prevailing level of liquidity and capital market availability. We may also enter into new operating leases on an opportunistic basis. For further information regarding our future expected capital expenditures, please refer to “— Contractual Obligations and Commitments” below.
In addition to funding the acquisition of aircraft, we are required by our aircraft lessors to fund reserves in cash in advance for scheduled maintenance to act as collateral for the benefit of lessors. Qualifying payments that are expected to be recovered from lessors are recorded as lessor maintenance deposits on our consolidated balance sheet. A portion of our deposits is therefore unavailable until after we have completed the scheduled maintenance in accordance with the terms of the aircraft leases.
In the years ended December 31, 2020 and December 31, 2019, the Successor 2018 period and the Predecessor 2018 period, we expensed $8.7 million, $18.6 million, $12.8 million and $6.0 million, respectively, of maintenance reserve payments to our lessors. As of December 31, 2020, we had $25.7 million in recoverable aircraft maintenance deposits on our consolidated balance sheet, and $2.2 million in accounts receivable as the eligible maintenance had been performed and reimbursement from the lessor is pending.
We believe that our unrestricted cash and equivalents, short-term investments and availability under our Revolving Credit Facility, combined with expected future cash flows from operations, will be sufficient to fund our operations and meet our debt payment obligations for at least the next 12 months. However, we cannot predict what the effect on our business and financial position might be from a change in the competitive environment in which we operate or from events beyond our control, such as volatile fuel prices, economic conditions, pandemics, weather-related disruptions, the impact of airline bankruptcies, restructurings or consolidations, U.S. military actions or acts of terrorism.
In our cash and equivalents and short-term investments portfolio, we invest only in securities that meet our primary investment strategy of maintaining and securing investment principal. The portfolio is managed by reputable firms that adhere to our investment policy that sets forth investment objectives, approved and prohibited investments, and duration and credit quality guidelines. Our policy, and the portfolio managers, are continually reviewed to ensure that the investments are aligned with our strategy.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The table below presents the major indicators of financial condition and liquidity:
(in thousands, except debt to capital amounts)	As of March 31, 2021	As of December 31, 2020	As of December 31, 2019	As of December31, 2018
Cash and equivalents .	$269,599	$62,028	$51,006	$29,600
Investments	5,777	5,624	5,694	5,947
Long-term debt, net of current portion	274,109	256,345	73,720	49,823
Stockholders’ equity.	409,960	283,817	283,724	235,647
Debt-to-capital including aircraft operating and finance lease obligations(1)	0.55	0.65	0.62	0.60

(1)
Calculated using the present value of remaining aircraft lease payments for aircraft that are in our operating fleet as of the balance sheet date. In 2019, following the adoption of ASC 842, this calculation will be performed utilizing the operating lease obligations as capitalized on our balance sheet. It is not expected to significantly change the ratio. Finance lease obligations were formerly referred to as capital lease obligations prior to our adoption of the new leasing standard on January 1, 2019.

Cash Flows
For the three months ended March 31, 2021 and 2020
The following table presents information regarding our cash flows the three months ended March 31, 2021 and 2020:
(in thousands)	For the three months ended March 31,
	2021	2020
Net cash provided by operating activities	$15,839	$13,858
Net cash used in investing activities	(54,552)	(75,048)
Net cash provided by financing activities	243,968	54,855
Cash Provided By Operating Activities
Operating activities in the three months ended March 31, 2021 provided $15.8 million compared to providing $13.9 million in the three months ended March 31, 2020.
Our operating cash flow is primarily impacted by the following factors:
Seasonality of Advance Ticket Sales.   We sell tickets for air travel in advance of the customer’s travel date. When we receive a cash payment at the time of sale, we record the cash received on advance sales as deferred revenue in air traffic liabilities. Air traffic liabilities typically increase during the winter and spring months as advanced ticket sales grow prior to the summer peak travel season and decrease during the summer and fall months. The outlook for the remainder of the year is unclear, but we are currently planning for modest demand recovery to continue in the fourth quarter of 2021.
Fuel.   Fuel expense represented approximately 24% and 34% of our total operating expense for the three months ended March 31, 2021 and 2020, respectively. The market price for jet fuel is volatile, which can impact the comparability of our periodic cash flows from operations. We expect fuel consumption to increase through the end of 2021 compared to prior year periods consistent with increased passengers as the impact of the pandemic subsides.
CARES Act.   During the three months ended March 31, 2021 we received $32.2 million in CARES Act grants. We did not receive a grant in the first quarter of 2020.
Cash Used In Investing Activities
Capital Expenditures.   Our capital expenditures were $54.4 million and $75.3 million for the three months ended March 31, 2021 and 2020, respectively. Our capital expenditures during the three months

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
ended March 31, 2021 were primarily related to the purchases of aircraft and technology enhancements. We invested $52.8 million to purchase five aircraft in the first quarter of 2021 as compared to investing $72.5 million on three aircraft and one engine in the first quarter of 2020.
As of March 31, 2021, we were in the process of closing on the purchase of one additional aircraft, which closed on April 6, 2021. To finance this purchase, we drew down an additional $12.5 million the Delayed Draw Term Loan Facility.
Cash Provided By Financing Activities
IPO.   On March 19, 2021, the Company issued 9,090,909 shares of common stock to the public at $24.00 per share. The underwriters had an option to purchase an additional 1,363,636 shares from the Company at the public offering price, which they exercised in full and which also closed on March 19, 2021. In total, all 10,454,545 shares were issued and the net proceeds to the Company were $224.7 million after deducting underwriting discounts and commissions, and other offering expenses.
Debt.   In the three months ended March 31, 2021, we incurred $68.0 million in new debt, primarily to purchase five aircraft. In the first quarter of 2020 we incurred $108.8 million in debt, primarily to purchase three aircraft and to refinance three others. In the first quarter of 2021, we repaid the $45.0 million CARES Act Loan, plus interest. In the first quarter of 2020 we repaid $47.3 million in debt, primarily related to the refinancing of three aircraft.
For additional information regarding these financing arrangements, see Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
For the years ended December 31, 2020 and 2019
The following table presents information regarding our cash flows the years ended December 31, 2020 and 2019:
(in thousands)	For the year ended December 31,
	2020	2019
Net cash provided by operating activities	$374	$63,272
Net cash used in investing activities	(96,028)	(69,564)
Net cash provided by financing activities	101,539	27,329
Cash Provided By Operating Activities.
For the year ended December 31, 2020, net cash provided by operating activities was $0.4 million, due to a net loss of $3.9 million. Non-cash expenses included in net loss were depreciation and amortization of $48.1 million related to additional owned and finance leased aircraft, reduction in operating lease right-of-use assets of $25.9 million related to our aircraft under operating leases and mark-to-market losses on fuel derivatives of $12.2 million due to our fuel price hedging activity. Non-cash income included in net loss was amortization of over-market liabilities of $10.4 million related to acquisition accounting. These factors were largely offset by cash payments related to a decrease in our operating lease liabilities of $28.4 million, a decrease in air traffic liabilities of $15.6 million, a decrease in accrued transportation taxes of $7.8 million, a decrease in accounts payable of $7.2 million, an increase in lessor maintenance deposits of $9.4 million, an increase in other assets of $5.4 million and an increase in accounts receivable of $6.3 million. Included in net loss was $62.3 million of cash proceeds from a Treasury grant as part of the CARES Act under the Payroll Support Program, which are recognized as a contra-expense as the salaries, wages and benefit expenses the grant is intended to offset are incurred, and $2.3 million in credit recognized under the CARES Act Employee Retention Credit. Furthermore, as a result of the COVID-19 pandemic, we negotiated rent payment deferrals of $7.6 million with a majority of our aircraft lessors, which are expected to be paid by the second half of 2021.
For the year ended December 31, 2019, net cash provided by operating activities was $63.3 million, primarily due to net income of $46.1 million, depreciation and amortization of $34.9 million related to

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
additional owned and finance leased aircraft, deferred income taxes of $14.0 million, an increase in air traffic liabilities of $11.3 million, a decrease in prepaid expenses of $2.3 million, and an increase in accounts payable of $9.0 million, partially offset by mark-to-market gains on fuel derivatives of $10.8 million due to our fuel price hedging activity, $14.1 million in amortization of over-market liabilities related to acquisition accounting, an increase in accounts receivable of $11.4 million, an increase in lessor maintenance deposits of $17.5 million and a decrease in loyalty program liabilities of $5.9 million.
Cash Used In Investing Activities.
For the year ended December 31, 2020, net cash used in investing activities was $96.0 million, primarily due to purchases of property and equipment of $96.3 million related to investments in our fleet, partially offset by proceeds from the sale of property and equipment of $0.2 million and net proceeds of the sale of investments of $0.1 million.
For the year ended December 31, 2019, net cash used in investing activities was $69.6 million, primarily due to purchases of property and equipment of $69.8 million related to investments in our fleet, partially offset by net proceeds from the sale of investments of $0.2 million.
Cash Provided By Financing Activities.
For the year ended December 31, 2020, net cash provided by financing activities was $101.5 million, primarily due to $220.3 million in proceeds from borrowings in connection with the 2019-1 EETC for the purchase of nine aircraft, including seven previously under operating or finance leases, and the refinance of three owned aircraft, $45.0 million in borrowings related to the CARES Act Loan, partially offset by $89.7 million of principal payments related to our finance leases, $69.9 million in debt repayments related to the refinancing of three owned aircraft, and payment of debt issuance costs of $4.2 million.
For the year ended December 31, 2019, net cash provided by financing activities was $27.3 million, primarily due $41.6 million in proceeds from borrowings in connection with the 2019-1 EETC and $4.7 million of proceeds received for the vesting of warrants issued in connection with the ATSA, partially offset by $8.3 million of principal payments related to our finance leases and $10.2 million in debt repayments.
Year ended December 31, 2019 and Successor and Predecessor 2018 periods
The following table presents information regarding our cash flows for the year ended December 31, 2019 and the Successor 2018 and Predecessor 2018 periods:
(in thousands)	Successor		Predecessor
	For the year ended December 31, 2019	For the period April 11, 2018 through December 31, 2018	For the period January 1, 2018 through April 10, 2018
Net cash provided by operating activities.	$63,272	$13,764	$4,583
Net cash used in investing activities.	(69,564)	(80,823)	(2,594)
Net cash provided by (used in) financing activities.	27,329	102,193	(10,680)
Cash Provided By Operating Activities.
For the year ended December 31, 2019, net cash provided by operating activities was $63.3 million, primarily due to net income of $46.1 million, increased by depreciation and amortization of $34.9 million related to additional owned and finance leased aircraft, deferred income taxes of $14.0 million, an increase in air traffic liabilities of $11.3 million, and an increase in accounts payable of $9.0 million, partially offset by $14.1 million in amortization of over-market liabilities related to acquisition accounting, an increase in accounts receivable of $11.4 million, an increase in lessor maintenance deposits of $17.5 million and mark-to-market losses on fuel derivatives of $10.8 million due to our fuel price hedging activity.
For the Successor 2018 period, net cash provided by operating activities was $13.8 million, due to a net loss of $0.4 million, increased by depreciation and amortization of $14.4 million related to additional owned

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
and finance leased aircraft, mark-to-market losses on fuel derivatives of $12.0 million due to our fuel price hedging activity, a decrease in accounts receivable of $20.7 million driven by a one-time recovery of amounts held by our credit card processor, and an increase in air traffic liabilities of $33.5 million due to increased operations and higher forward bookings, largely offset by $17.3 million in amortization of over-market liabilities related to acquisition accounting, an increase in lessor maintenance deposits of $14.2 million, a decrease in accounts payable of $9.7 million, an increase in prepaid expenses of $6.2 million and a decrease in other liabilities of $5.5 million.
For the Predecessor 2018 period, net cash provided by operating activities was $4.6 million, primarily due to net income of $25.9 million, increased by $2.5 million related to depreciation and amortization, an increase in accounts payable of $21.7 million, a decrease in accounts receivable of $8.1 million, and largely offset by a decrease in air traffic liabilities of $34.0 million, an increase in receivable due from the predecessor parent of $7.4 million, an increase in prepaid expenses of $5.5 million and an increase in lessor maintenance deposits of $3.1 million.
Cash Used In Investing Activities.
For the year ended December 31, 2019, net cash used in investing activities was $69.6 million, primarily due to purchases of property and equipment of $69.8 million related to investments in our fleet, partially offset by net proceeds of the sale of investments of $0.2 million due to funding of letters of credit and surety bonds associated with our operations at various airports.
For the Successor 2018 period, net cash used in investing activities was $80.8 million, primarily due to purchases of property and equipment of $78.7 million related to investments in our fleet and other assets during 2018 driven by our transformation plan, including the purchase of three aircraft, and net purchases of investments of $2.1 million.
For the Predecessor 2018 period, net cash used in investing activities was $2.6 million, primarily due to purchases of property and equipment of $2.6 million.
Cash Provided By (Used In) Financing Activities.
For the year ended December 31, 2019, net cash provided by financing activities was $27.3 million, primarily due to $41.6 million in proceeds from borrowings in connection with the 2019-1 EETC and $4.7 million of proceeds received for the vesting of warrants issued in connection with the ATSA, partially offset by $8.3 million of principal payments related to our finance leases and $10.2 million in debt repayments.
For the Successor 2018 period, net cash provided by financing activities was $102.2 million, primarily due to SCA common stockholders’ capital contributions of $47.9 million and $63.3 million in proceeds from borrowings, partially offset by $3.2 million of principal repayments of capital lease liabilities and $5.9 million in debt repayments.
For the Predecessor 2018 period, net cash used in financing activities was $10.7 million, primarily due to cash distributions to SCA common stockholders of $10.5 million.
Commitments and Contractual Obligations
We have contractual obligations comprised of aircraft leases and supplemental maintenance reserves, payment of debt and interest and other lease arrangements. As of March 31, 2021 we also have a contractual obligation to pay our pre-IPO stockholders under the terms of the income tax receivable agreement. The following table includes our contractual obligations as of December 31, 2020 for the periods in which payments are due:
(in thousands)	2021	2022–2023	2024– 2025	Thereafter	Total
Current and long-term debt(1)	$26,928	$72,665	$132,469	$53,739	$285,801
Interest obligations(2)	14,678	25,651	12,737	3,146	56,212
Operating lease obligations(3)	41,969	71,082	37,038	13,293	163,382
Finance lease obligations.	17,572	30,920	37,666	52,949	139,107
Total	$101,147	$200,318	$219,910	$123,127	$644,502

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(1)
Includes principal portion only, exclusive of deferred financing costs.

(2)
Represents interest on current and long-term debt.

(3)
Represents non-cancelable contractual payment commitments for aircraft and engines, and includes non-aircraft operating lease obligations.

In connection with our initial public offering, we entered into an income tax receivable agreement with our pre-IPO stockholders. The agreement provides for the payment by the Company to the pre-IPO stockholders of 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that the Company realizes.
In addition, our aircraft leases require that we make maintenance reserve payments to cover the cost of major scheduled maintenance for these aircraft. These payments are generally variable as they are based on utilization of the aircraft, including the number of flight hours flown and/or flight departures, and are not included as minimal rental obligations in the table above. As of the date of this prospectus, we estimate our obligation for maintenance reserve payments to be $159 million in total, including $16 million in 2021, $48 million for 2022 and 2023, $42 million for 2024 and 2025, and $54 million thereafter. We used a portion of the proceeds from our initial public offering to repay in full all amounts outstanding under the CARES Act Loan on March 24, 2021.
Off Balance Sheet Arrangements
Indemnities.   Our aircraft, equipment and other leases and certain operating agreements typically contain provisions requiring us, as the lessee, to indemnify the other parties to those agreements, including certain of those parties’ related persons, against virtually any liabilities that might arise from the use or operation of the aircraft or such other equipment. We believe that our insurance would cover most of our exposure to liabilities and related indemnities associated with the leases described above.
Certain of our aircraft and other financing transactions also include provisions that require us to make payments to preserve an expected economic return to the lenders if that economic return is diminished due to certain changes in law or regulations. In certain of these financing transactions and other agreements, we also bear the risk of certain changes in tax laws that would subject payments to non-U.S. entities to withholding taxes.
Certain of these indemnities survive the length of the related lease. We cannot reasonably estimate our potential future payments under the indemnities and related provisions described above because we cannot predict when and under what circumstances these provisions may be triggered and the amount that would be payable if the provisions were triggered because the amounts would be based on facts and circumstances existing at such time.
Pass-Through Trusts.   We have equipment notes outstanding issued under the 2019-1 EETC. Generally, the structure of the EETC financings consists of pass-through trusts created by us to issue pass-through certificates, which represent fractional undivided interests in the respective pass-through trusts and are not obligations of Sun Country. The proceeds of the issuance of the pass-through certificates are used to purchase equipment notes which are issued by us and secured by our aircraft. The payment obligations under the equipment notes are those of Sun Country. Proceeds received from the sale of pass-through certificates may be initially held by a depositary in escrow for the benefit of the certificate holders until we issue equipment notes to the trust, which purchases such notes with a portion of the escrowed funds. These escrowed funds are not guaranteed by us and are not reported as debt on our consolidated balance sheets because the proceeds held by the depositary are not our assets. We record the debt obligation upon issuance of the equipment notes rather than upon the initial issuance of the pass-through certificates.
Fuel Consortia.   We currently participate in fuel consortia at Minneapolis-Saint Paul International Airport, Las Vegas International Airport, Dallas-Fort Worth International Airport, San Diego International Airport and Southwest Florida International Airport and we expect to expand our participation with other airlines in fuel consortia and fuel committees at our airports where economically beneficial. These agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. Any costs (including remediation and spill response costs)

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incurred by such fuel consortia above insured amounts, where applicable, could also have an adverse impact on our business, results of operations and financial condition. Consortia that are governed by interline agreements are either (i) not variable interest entities (“VIEs”) because they are not legal entities or (ii) are variable interest entities but the Company is not deemed the primary beneficiary. Therefore, these agreements are not reflected on our consolidated balance sheets. Our participation generally represents a small percentage of the overall fuel consortia interests, so our exposure would be limited to our proportional share of the fuel consortia’s overall costs; therefore, no liabilities related to any guarantees were recorded at the time the indirect guarantees were made. There are no assets or liabilities on our balance sheets related to these VIEs, since our participation is limited to purchasing aircraft fuel. Our maximum exposure to loss cannot be quantified but would be immaterial, given our minor proportional share of the fuel consortia’s overall costs. Third parties have not made any guarantees, liquidity arrangements or other commitment that impact our interests in the fuel VIEs. Additionally, we may withdraw from the agreements at any time, subject to compliance with certain provisions of the agreements.
We have no other off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Our financial position and results of operations are affected by significant judgments and estimates made by management in accordance with GAAP. These estimates are based on historical experience and varying assumptions and conditions. Consequently, actual results could differ from estimates. Critical accounting policies and estimates are defined as those policies that reflect significant judgments or estimates about matters both inherently uncertain and material to our financial condition or results of operations. For a detailed discussion of our significant accounting policies, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
Revenue Recognition
Scheduled Service and Ancillary Revenue.   We generate the majority of our revenue from sales of passenger tickets and ancillary services along with charter sales. We initially defer ticket sales as an air traffic liability and recognize revenue when the passenger flight occurs. An unused nonrefundable ticket expires at the date of scheduled travel. Customers may elect to change their itinerary prior to departure. The amount remaining after deducting any applicable change fee is a credit that can currently be used towards the purchase of a new ticket for up to 12 months after the date of original purchase. The recorded value of the credit is calculated based on the original value less the change fee.
We estimate and record breakage for unused tickets (where the ticket is not used and not extended, the customer is deemed a “no show” and the ticket is no longer valid) and travel credits we expect will expire unused. Estimating the amount of breakage involves subjectivity and judgment. These estimates are based on our historical experience of no-show tickets and travel credits and consider other facts, such as recent aging trends, program changes and modifications that could affect the ultimate usage patterns of tickets and travel credits.
We estimate and record breakage for travel credits we expect will expire unused. Estimating the amount of breakage involves subjectivity and judgment. These estimates are based on our historical experience of unused travel credits and consider other factors, such as recent aging trends, program changes and modifications that could affect the ultimate usage patterns of travel credits.
Effective January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The adoption of ASC 606 impacts the timing of recognition of certain fees and changes our accounting for outstanding loyalty points earned through travel by Sun Country Reward loyalty program members. There is no change in accounting for loyalty points transferred to our co-branded card partner as these have historically been reported in accordance with ASC 606. Through December 31, 2018, we used the incremental cost method to account for the portion of the loyalty program liability related to points earned through travel, which were valued based on the estimated incremental cost of carrying one additional passenger. ASC 606 required us to change to the deferred revenue method and apply a relative standalone selling price approach whereby a portion of each passenger ticket sale attributable to loyalty points earned is deferred and recognized in passenger revenue upon future redemption.

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Upon adoption of ASC 606, we reclassified certain ancillary revenues from Other Revenue to Passenger Revenue. In addition, certain fees previously recognized when incurred by the customer are deferred and recognized as revenue when passenger travel is provided.
We recognize ancillary revenue for baggage fees, seat selection fees, and on-board sales when the associated flight occurs. Prior to adoption of ASC 606, we recognized change fees as the transactions occurred. Under ASC 606, change fees are deferred and recognized when the passenger travel is provided. Fees sold in advance of the flight date are initially recorded as an air traffic liability. Ancillary revenue also includes services not directly related to providing transportation, such as revenue from our Sun Country Rewards program, as described below in “— Frequent Flyer Program.”
Charter Service Revenue.   Charter revenue is recognized at the time of departure when transportation is provided.
Cargo. Revenue for cargo services is typically recognized based on hours flown and the number of aircraft operated during a reporting period. Revenues for certain performance obligations that are reimbursed through airline service agreements, including consumption of aircraft fuel, are generally recognized net of the related costs incurred. Under the ATSA, $5.6 million of start-up cost payments are being amortized on a pro rata basis into revenue over the term of the ATSA. The value of warrants issued to Amazon in December 2019 and expected to vest under this agreement are included in the transaction price of the ATSA and recognized as a reduction to gross revenue based on the pro-rata amortization of the estimated value.
Frequent Flyer Program.   The Sun Country Rewards program provides frequent flyer rewards to program members based on accumulated loyalty points. Loyalty points are earned as a result of travel and purchases using our co-branded credit card. The program terms include expiration of loyalty points after 36 months from the date they were earned, except members who are holders of the Sun Country co-branded credit card are not subject to the expiration terms. For loyalty points earned under the Sun Country Rewards program, we have an obligation to provide future services when these loyalty points are redeemed.
With respect to loyalty points earned as a result of travel, prior to adoption of ASC 606 we recognized a loyalty program liability and a corresponding sales and marketing expense as the loyalty points were earned and redeemed by loyalty program members, representing the incremental cost associated with the obligation to provide travel in the future. The incremental cost for loyalty points to be redeemed on our flights was estimated based on historical costs, which include the cost of aircraft fuel, insurance, security, ticketing and reservation costs. We adjusted our liability for outstanding points to fair value in connection with acquisition accounting and in the Successor 2018 period. Upon adoption of ASC 606, we adjusted the liability to fair value as of the adoption date and we now account for the earning and redemption of loyalty points based on the deferred revenue method and the relative standalone selling price including expected breakage.
We estimate breakage for loyalty points that are not likely to be redeemed. A change in assumptions as to the period over which loyalty points are expected to be redeemed, the actual redemption activity or the estimated fair value of loyalty points expected to be redeemed could have an impact on revenues in the year in which the change occurs and in future years. Current and future changes to the loyalty points expiration policy or the program rules and program redemption opportunities may result in material changes to the loyalty program liability balance, as well as revenue recognized from the program.
Co-Brand Credit Card Program.   Our co-branded credit card with First Bank, a division of First National Bank of Omaha, provides members with benefits which include a 50% discount on seat selection and bag fees (for the first checked bag), priority boarding, free premium drink during flight, and protection from their points expiring. We account for funds received for the advertising and marketing of the co-branded credit card and delivery of loyalty points as a multiple-deliverable arrangement. Funds received are allocated based on relative selling price. For the selling price of travel awards, we considered the terms for redemption under the Sun Country Rewards program that determine how loyalty points are applied to purchase Sun Country services.
Prior to adoption of ASC 606, we applied a multiple element approach, and, in connection with our adoption of ASC 606, we updated the relative standalone selling prices of the marketing, passenger benefits and future transportation elements. Consideration allocated to reward credits is deferred and recognized

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as passenger revenue as reward credit points are redeemed for travel. Consideration allocated to the marketing and advertising element is earned as the co-branded card is used and recorded in Other revenue.
Aircraft Maintenance
Under our aircraft operating lease agreements and FAA operating regulations, we are obligated to perform all required maintenance activities on our fleet, including component repairs, scheduled airframe checks and major engine restoration events. Significant maintenance events include periodic airframe checks, engine overhauls, limited life parts replacement and overhauls to major components. Certain maintenance functions are performed by third-party specialists under contracts that require payment based on a utilization measure such as flight hours.
For owned aircraft and engines, we account for significant maintenance under the built-in overhaul method. Under this method, the cost of airframes and engines (upon which the planned significant maintenance activity is performed) is segregated into those costs that are to be depreciated over the expected useful life of the airframes and engines and those that represent the estimated cost of the next planned significant maintenance activity. Therefore, the estimated cost of the first planned significant maintenance activity is separated from the cost of the remainder of the airframes and engines and amortized to the date of the initial planned significant maintenance activity. The cost of that first planned major maintenance activity is then capitalized and amortized to the next occurrence of the planned major maintenance activity, at which time the process is repeated. The estimated period until the next planned significant maintenance event is estimated based on assumptions including estimated cycles, hours, and months, required maintenance intervals, and the age and condition of related parts.
These assumptions may change based on changes in the utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine or major component to a level that would require a significant maintenance event prior to a scheduled maintenance event. To the extent the estimated timing of the next maintenance event is extended or shortened, the related depreciation period would be lengthened or shortened prospectively, resulting in lower depreciation expense over a longer period or higher depreciation expense over a shorter period, respectively.
For leased aircraft, we expense maintenance as incurred. Routine cost for maintaining the airframes and engines and line maintenance are charged to maintenance expense as performed.
Maintenance Reserves.   Our aircraft lease agreements provide that we pay maintenance reserves to aircraft lessors to be held as collateral in advance of our required performance of significant maintenance events. Our lease agreements with maintenance reserve requirements provide that maintenance reserves are reimbursable to us upon completion of the maintenance event in an amount equal to the lesser of either (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event. Some portions of the maintenance reserve payments are fixed contractual amounts, while others are based on a utilization measure, such as actual flight hours or cycles.
At lease inception and at each annual balance sheet date, we assess whether the maintenance reserve payments required by the lease agreements are substantively and contractually related to the maintenance of the leased asset. Maintenance reserves expected to be recovered from lessors are reflected as lessor maintenance deposits on the consolidated balance sheets. When it is not probable that we will recover amounts paid, such amounts are expensed as a component of aircraft rent expense in our consolidated statements of operations.
We make various assumptions to determine the recoverability of maintenance reserves, such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours and cycles the aircraft is estimated to be utilized before it is returned to the lessor. Changes in estimates are accounted for on a prospective basis.
Goodwill and Indefinite-Lived Intangible Assets
We apply a fair value based impairment test to the carrying value of goodwill and indefinite-lived intangible assets at least annually, or more frequently if certain events or circumstances indicate that an

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impairment loss may have been incurred. We assess the value of goodwill and indefinite-lived assets under either a qualitative or, if necessary, a quantitative approach.
Under a qualitative approach, we consider various market factors, including applicable key assumptions listed below. These factors are analyzed to determine if events and circumstances have affected the fair value of goodwill and indefinite-lived intangible assets. Factors which could indicate an impairment include, but are not limited to, (1) negative trends in our market capitalization, (2) reduced profitability resulting from lower passenger mile yields or higher input costs (primarily related to fuel and employees), (3) lower passenger demand as a result of weakened U.S. and global economies, (4) interruption to our operations due to a prolonged employee strike, terrorist attack or other reasons, (5) changes to the regulatory environment (e.g., diminished slot access), (6) competitive changes by other airlines and (7) strategic changes to our operations leading to diminished utilization of the intangible assets.
If our qualitative assessment indicates that it is more likely than not that goodwill or indefinite-lived intangible assets are impaired, we must perform a quantitative test that compares the fair value of the asset with its carrying amount.
In the event that we need to apply a quantitative approach for evaluating goodwill for impairment, we estimate the fair value of the reporting unit by considering both market capitalization and projected discounted future cash flows (an income approach). Key assumptions and estimates made in estimating the fair value include: (i) a projection of revenues, expenses and cash flows; (ii) terminal period revenue growth and cash flows; (iii) an estimated weighted average cost of capital; (iv) an assumed discount rate depending on the asset; (v) a tax rate; and (vi) market prices for comparable assets. For either goodwill or indefinite-lived assets, if the carrying value of the asset exceeds its fair value calculated using the quantitative approach, an impairment charge is recorded for the difference in fair value and carrying value. In the event that we need to apply a quantitative approach for evaluating our indefinite-lived intangible assets for impairment, we estimate the fair value based on the relief from royalty method for the Sun Country trade name. The relief from royalty methodology values the asset based on the assumed royalty rate the business would pay to achieve the revenues associated with that asset if the asset was not owned.
We believe these assumptions are consistent with those a hypothetical market participant would use given circumstances that were present at the time the estimates were made.
Long-Lived Assets
In accounting for long-lived assets, we make estimates about the expected useful lives, projected residual values and the potential for impairment. In estimating the useful lives and residual values of our aircraft, we have relied upon actual industry experience with the same or similar aircraft types and our anticipated utilization of the aircraft. Changing market prices of new and used aircraft, government regulations and changes in our maintenance program or operations could result in changes to these estimates. Our long-lived assets are evaluated for impairment when events and circumstances indicate the assets may be impaired. Indicators may include operating or cash flow losses, significant decreases in market value, or changes in technology.
Equity Compensation Valuation
Subsequent to granting options to certain members of our management team and the issuance of warrants in connection with the ATSA, the fair values of the shares of SCA common stock underlying our options and warrants were determined on each grant date by our board of directors with input from management and with the assistance of a third-party valuation advisor. In order to determine the fair value, our board of directors considered, among other things, contemporaneous valuations of our SCA common stock prepared by the unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Given the absence of a public trading market of our capital stock, the assumptions used to determine the estimated fair value of our SCA common stock was based on a number of objective and subjective factors, including:
•
our stage of development and business strategy;

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•
our business, financial condition and results of operations, including related industry trends affecting our operations;

•
the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

•
the lack of marketability of our SCA common stock;

•
the market performance of comparable publicly traded companies; and

•
U.S. and global economic and capital market conditions and outlook.

Our enterprise value was estimated by using market multiples and a discounted cash flow analysis based on plans and estimates used by management to manage the business. We evaluated comparable publicly traded companies in the airline industry. We used market multiples after considering the risks associated with the strategic shift in our business, the availability of financing, labor relations and an intensely competitive industry. The estimated value was then discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those available to stockholders of public companies, which impacts liquidity.
The determination of the fair values of our non-public shares of SCA common stock and stock-based awards were based on estimates and forecasts described above that may not reflect actual market results. These estimates and forecasts require us to make judgments that are highly complex and subjective. Additionally, past valuations relied on reference to other companies for the determination of certain inputs. Future stock-based grant values will be based on quoted market prices.
The fair value of the warrants issued in connection with the ATSA was determined using a Monte Carlo simulation which involves inputs such as expected volatility, the risk-free rate of return and the probability of achieving varying outcomes under the ATSA.
The fair value of the time-based stock options granted during 2018, 2019 and 2020 was estimated using the Black-Scholes option-pricing model with expected term based on vesting criteria and time to expiration. The expected volatility was based on historical volatility of stock prices and assets of a public company peer group. The risk-free interest rate was based on the implied risk-free rate using the expected term and yields of U.S Treasury stock and S&P bond yields.
The fair value of the performance-based stock options granted during 2018, 2019 and 2020 was estimated by simulating the future stock price using geometric brownian motion and risk-free rate of return at intervals specified in the grant agreement. The number of shares vested and future price at each interval were recorded for each simulation and then multiplied together and discounted to present value at the risk-free rate of return.
Quantitative and Qualitative Disclosure About Market Risk
We are subject to market risks in the ordinary course of our business. These risks include commodity price risk, specifically with respect to aircraft fuel, as well as interest rate risk. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.
Aircraft Fuel.   Unexpected pricing changes of aircraft fuel could have a material adverse effect on our business, results of operations and financial condition. To hedge the economic risk associated with volatile aircraft fuel prices, we periodically enter into fuel collars, which allows us to reduce the overall cost of hedging, but may prevent us from participating in the benefit of downward price movements. In the past, we have also entered into fuel option and swap contracts. We have hedges in place for approximately 37% of our projected fuel requirements for scheduled service operations in 2021, with all of our existing options expected to be exercised or expire by the end of 2021. We do not hold or issue option or swap contracts for trading purposes. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. Based on our 2021 forecasted fuel consumption as of December 31, 2020, we estimate that a one cent per gallon increase in average aircraft fuel price would

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increase our 2021 annual aircraft fuel expense by $0.6 million, excluding any impact associated with fuel derivative instruments held and reimbursed cargo fuel.
Interest Rates.   We have exposure to market risk associated with changes in interest rates related to the interest expense from our variable-rate debt. A change in market interest rates would impact interest expense under the Credit Facilities. Assuming the Credit Facilities are fully drawn, a 100 basis point increase in interest rates would result in a corresponding increase in interest expense of approximately $1.2 million annually.
JOBS Act Accounting Election
In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our audited financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day of the fiscal year ending December 31, 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue equals or exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.
Recent Accounting Pronouncements
See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements adopted in 2020 and 2019 or not yet adopted as of the date of this prospectus.

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INDUSTRY
Scheduled Passenger
The U.S. passenger airline industry has consolidated significantly over the last two decades. In 2000, the four largest U.S. carriers controlled approximately 59% of the domestic market, based on number of available seats, and there were 11 additional airlines of significant size competing in a fragmented market. As a result of the consolidation in the sector, the four largest U.S. carriers controlled approximately 77% of the market as of 2019 and there are seven additional airlines of significant size competing in what is now a more consolidated market. This shift has been principally driven by a number of business combinations which have reshaped the domestic landscape: Delta Air Lines combined with Northwest Airlines in 2008, United Airlines combined with Continental Airlines in 2010, Southwest Airlines acquired AirTran Airlines in 2011, American Airlines (following its acquisition of Trans World Airlines in 2001) combined with US Airways in 2013 (following its combination with America West Airlines in 2005) and Alaska Airlines acquired Virgin America in 2016. Consolidation has benefitted the U.S. airline sector, which has seen TRASM increase from 11.08 cents in 2000 to 15.03 cents in 2019. As a result, the U.S. airline industry recorded nearly $100 billion of cumulative net income from 2008 through 2019.
U.S. passenger airlines can broadly be divided into three categories: legacy network airlines; LCCs; and ULCCs. While each major airline based in the United States generally competes with each other for airline passengers traveling on the routes they serve, particularly customers traveling in economy or similar classes of service, these categories identify the operating strategies of these airlines.
The legacy network airlines, including United Airlines, Delta Air Lines and American Airlines, serve a large business travel customer base and offer scheduled flights to the largest cities within the United States and abroad (directly or through membership in one of the global airline alliances) and also serve numerous smaller cities. These airlines operate predominantly through a “hub-and-spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement enables travelers to fly from a given point of origin to more destinations without switching airlines. While hub-and-spoke systems result in low marginal costs for each incremental passenger, they also result in high fixed costs. The unit costs incurred by legacy network airlines to provide the gates, airport ground operations and maintenance facilities needed to support a hub-and-spoke operation are generally higher than those of a point-to-point network, typically operated by LCCs and ULCCs. Aircraft schedules at legacy network airlines also tend to be inefficient to meet the requirements of connecting banks of flights in hubs, resulting in lower aircraft and crew utilization. Serving a large number of markets of different sizes requires the legacy network airlines to have multiple fleets with multiple aircraft types along with the related complexities and additional costs for crew scheduling, crew training and maintenance. As a result, legacy network airlines typically have higher cost structures than LCCs and ULCCs due to, among other things, higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and the offering of multiple classes of services, including multiple premium classes of service. Legacy network airlines are mainly focused on business travel, which historically has generated higher unit revenues and yields. Business travel is closely tied to economic cycles and has been more volatile than leisure and VFR travel during industry downturns, including during the current COVID-19 induced downturn.
In contrast, the LCC model focuses on operating a more simplified operation, providing point-to-point service without the high fixed costs and inefficiencies required for a hub-and-spoke system. The lower cost structure of LCCs enables them to offer flights to and from many of the same markets as the major airlines at lower fares, though LCCs sometimes serve major markets through secondary, lower-cost airports in the same region. Many LCCs provide only a single class of service, thereby avoiding the incremental cost of offering premium-class services. Finally, LCCs tend to operate fleets with very few aircraft families in order to maximize the utilization of flight crews across the fleet, to improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs. The major U.S. based airlines that define themselves as LCCs include Southwest Airlines and JetBlue Airways.
The ULCC model, which was pioneered by Ryanair in Europe and Spirit Airlines in the United States, was built on the LCC model, but combined with a focus on increased aircraft utilization, increased seat

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density and the unbundling of revenue sources aside from base ticket prices with multiple products and services offered for purchase by the customer at additional cost. ULCCs have lower unit costs than the legacy network airlines and the LCCs. In addition, ULCCs are capable of driving significant increases in passenger volumes as a result of their low base fares. The major U.S. based airlines that define themselves as ULCCs include Spirit Airlines, Allegiant Travel Company and Frontier Airlines.
The LCCs and ULCCs in the United States have grown faster than the legacy network airlines and typically have higher profit margins. Additionally, the high growth of LCCs and ULCCs has resulted in them taking market share from the legacy network airlines even as the industry has consolidated. The LCCs and ULCCs predominantly serve leisure and VFR travelers, who tend to be more price conscious than business travelers as they pay for the ticket at their own expense rather than through a corporate expense account. Leisure and VFR travel is more resilient than business travel, as proven during and following the 2008 financial crisis and more recently during the COVID-19 induced downturn where the rebound in air travel from the April 2020 trough has been largely driven by leisure and VFR travelers.
Charter
Within the broader U.S. charter market, which includes business jets, widebody and narrowbody charters, Sun Country exclusively focuses on the narrowbody segment. The narrowbody charter segment has experienced steady growth over the recent years posting an estimated 6.1% compound annual growth rate over the 2013-2018 period and reaching an approximately $1.2 billion market size as of 2018, based on management estimates.
On the demand side, key customer segments within the U.S. narrowbody charter market include casinos and tour groups, sports teams (both professional and college teams), the U.S. Department of Defense and other government customers. As of 2018, we had strong market positions in the casinos and tours customer segments, the U.S. Department of Defense and college sports customer segments with an estimated market share of approximately 33%, 29% and 18%, respectively. These customer segments are primarily comprised of large, high-budget organizations with recurring (in some cases even long-term contracted) and resilient spend. The typical contract generally provides for the customer to pay a fixed charter fee, insurance, landing fees, navigation fees and most other operational fees and costs. Fuel costs are contractually passed through to the customer, enhancing margins and removing commodity risk from the operators.
On the supply side, the market is fragmented and primarily served by pure play charter operators that typically operate small fleets and serve relatively small networks across the country. The reduced fleet size and network scale of pure play charter operators results in limited reserve aircraft to react to unexpected problems and schedule changes. Larger, high-budget and enduring charter customers primarily seek operational reliability and aircraft and crew availability to serve their planned and on-demand needs. In light of these specific needs, the size, scale, and reach of the network are key strategic advantages to compete in the charter market.
Cargo
The global air cargo industry transports over $6 trillion worth of goods per year, which accounts for approximately 35% of world trade by value. In 2019, global air cargo traffic was 264 billion revenue tonne-kilometers (“RTKs”), with North America making up 24% of that traffic. The highly fragmented industry is comprised of numerous players, including the large integrators such as UPS, FedEx and DHL, long-and medium-range carriers such as Air Transport Services Group, Inc. (“ATSG”) and Atlas Air, as well as a host of smaller regional operators.
The two options for air cargo transport are dedicated freighters and passenger aircraft lower holds, also referred to as passenger belly capacity. Freighters are particularly well suited for transporting high-value goods because they provide highly controlled transport, direct routing, reliability and unique capacity considerations. These distinct advantages allow freighter operators to offer a higher value of service and generate more than 90% of the total air cargo industry revenue. In 2019, estimated air cargo revenue globally was $106 billion, and global air cargo traffic is forecasted by Boeing to grow at a 4.0% compound annual

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growth rate through 2039. The U.S. domestic air cargo market is more mature and expected by Boeing to grow at a 2.7% compound annual growth rate through 2039.
One of the main drivers of air cargo growth is e-commerce, which has continued to grow significantly and drive demand for delivery services. Since 2015, global e-commerce retail sales have grown at over a 20% compound annual growth rate and are expected by Boeing to grow at over 15% per year from 2020 through 2023. In this context, Amazon formally launched Amazon Air in 2016 and expects to have a fleet of over 80 aircraft by the end of 2021. These aircraft are either owned or leased by Amazon and operated by select third-party partners, such as Sun Country.
Similar to Sun Country, ATSG and Atlas Air have contracts with Amazon to provide cargo services. ATSG and Atlas Air operate through numerous business lines including Aircraft Leasing, Aircraft, Crew, Maintenance and Insurance (“ACMI”) services, CMI services and other aviation support services, such as ground logistics. Under a typical ACMI agreement, the airline provides the aircraft, flight crews, aircraft maintenance and aircraft insurance while the customer typically covers most operating expenses, including fuel, landing fees, parking fees and ground and cargo handling expenses. Under a typical CMI agreement, the customer is responsible for providing the aircraft, in addition to covering the fuel and other operating expenses, and the airline provides the flight crews, aircraft insurance and line maintenance. The ATSA is a CMI agreement. The majority of aircraft that ATSG and Atlas Air operate on Amazon’s behalf under their respective ATSA’s are Boeing 767s. Since the beginning of their relationship with Amazon in 2016, both ATSG and Atlas Air have seen continued and substantial growth in their Amazon dedicated fleets. Unlike ATSG and Atlas Air, Sun Country only flies 737 aircraft for Amazon under our “asset-light” ATSA.
We believe that Sun Country represents a new breed of hybrid air carrier that shares certain characteristics with Allegiant Travel Company, Southwest Airlines and ATSG. Sun Country’s model includes many of the low cost structure characteristics of ULCCs, such as an unbundled product, point-to-point service and a single aircraft family fleet, which allow us to maintain a cost base comparable to ULCCs. However, our superior product is more consistent with the higher quality product of LCCs. Furthermore, we fly a flexible “peak demand” network, similar to Allegiant Travel Company. However, Allegiant flies to different markets than we do with a lesser product, smaller charter business and limited ticket distribution network through its website (closed distribution). Our CMI services arrangement under the ATSA with Amazon resembles ATSG’s. However, our ATSA is asset-light from a Sun Country perspective and does not require capital expenditures on aircraft for us to service and provides meaningful, stable and visible cash flows.
COVID-19 Impact on the Airline Industry
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and between March 1, 2020 and May 31, 2020, 42 U.S. states and territories, encompassing 73% of U.S. counties, issued mandatory stay at home orders, with most occurring during the month of April. As a result, U.S. domestic passenger enplanements declined 96% in April 2020 when compared to April 2019. While U.S. domestic passenger volumes have increased from a total of 2.9 million passengers in April 2020 to 39.3 million passengers in March 2021, those levels are still down 44% when compared to the same time frame in 2019. The growth in the U.S. domestic air traffic since the trough in April 2020 has been led by leisure and VFR travelers as business travel remains more subdued with the majority of corporate workforces mandated to predominantly “work-from-home” and in-person meetings being replaced by videoconferencing and other virtual channels. Equity research analysts and other industry executives believe that the positive trends in leisure and VFR travel will continue as COVID-19 vaccines continue to become more widely distributed in 2021. COVID-19 vaccines have become widely available in the United States with over 330 million doses administered and nearly 50% of the U.S. population fully vacinnated according to the CDC. The initial beneficiaries of the travel rebound are expected to be leisure and VFR focused LCCs and ULCCs, while the more international and business travel exposed legacy network airlines are expected to lag behind.
As COVID-19 has spread globally, many countries imposed strict international travel restrictions and more recently enacted mandatory quarantines or COVID testing upon return from international travel to replace prior travel restrictions. As a result of these restrictive measures, U.S. international passenger enplanements declined by 99% in April 2020 when compared to April 2019, a more significant decline than U.S. domestic passenger enplanements. Given the continued international restrictions and quarantines

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across the world, U.S. international passenger volumes have recovered less than U.S. domestic passenger volumes since April 2020. For the period from January 1, 2021 to April 30, 2021, international capacity for U.S. airlines was down 60% compared to the same timeframe in 2019, whereas domestic capacity was down 32% for the same period. However, the U.S. market has recovered markedly faster than most other countries as a result of widespread vaccine distribution igniting the leisure travel recovery. Other U.S. airlines have commented that leisure demand levels in the United States are already above 2019 levels.
U.S. passenger airlines have taken significant measures in response to the COVID-19 pandemic to maintain the health and safety of their employees and customers. Airlines have added new pre-boarding, boarding and in-flight procedures such as pre-flight health questionnaires and screenings, contactless check-in and luggage drop off, enhanced aircraft cleaning procedures, mandatory face masks for employees and passengers, restricted middle seat bookings and other limitations, in terms of maximum load factor per flight, to adhere to social distancing protocols while onboard. These measures have minimized the risk of infection while onboard and increased customer confidence in safely returning to fly. Pre-and post-flight COVID-19 rapid testing has recently been introduced as an additional tool to avoid mandatory quarantine periods for international and some domestic travel, and it is expected to, along with widely distributed vaccines, facilitate the recovery in air passenger traffic as travel restrictions are lifted across the globe.
Since the beginning of the COVID-19 pandemic, the air cargo market has experienced solid growth both in terms of volumes and yields. While the pandemic has caused a worldwide economic recession, e-commerce has thrived due to a variety of factors such as consumers being unable or unwilling to visit brick-and-mortar stores due to social distancing, which translated into an acceleration of secular growth in e-commerce. Air cargo operators have been in a unique position to meet e-commerce demands that require a high level of speed, reliability and security. Even when considering the reduction in available belly cargo space on commercial passenger flights, air cargo is expected to continue growing with e-commerce, which is expected to grow more than 15% per year for the next several years, and as the global economy rebounds from the COVID-19 induced downturn.

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BUSINESS
Overview
Sun Country Airlines is a new breed of hybrid low-cost air carrier that dynamically deploys shared resources across our synergistic scheduled service, charter and cargo businesses. By doing so, we believe we are able to generate high growth, high margins and strong cash flows with greater resilience than other passenger airlines. We focus on serving leisure and visiting friends and relatives (“VFR”) passengers and charter customers and providing CMI service to Amazon, with flights throughout the United States and to destinations in Mexico, Central America and the Caribbean. Based in Minnesota, we operate an agile network that includes our scheduled service business and our synergistic charter and cargo businesses. We share resources, such as flight crews, across our scheduled service, charter and cargo business lines with the objective of generating higher returns and margins and mitigating the seasonality of our route network. We optimize capacity allocation by market, time of year, day of week and line of business by shifting flying to markets during periods of peak demand and away from markets during periods of low demand with far greater frequency than nearly all other large U.S. passenger airlines. We believe our flexible business model generates higher returns and margins while also providing greater resiliency to economic and industry downturns than a traditional scheduled service carrier.
Our Unique Business Model
Scheduled Service.   Our scheduled service business combines low costs with a high quality product to generate higher TRASM than ULCCs while maintaining lower Adjusted CASM than LCCs, resulting in best-in-class unit profitability. Our scheduled service business includes many cost characteristics of ultra low-cost carriers, or ULCCs (which include Allegiant Travel Company, Frontier Airlines and Spirit Airlines), such as an unbundled product (which means we offer a base fare and allow customers to purchase ancillary products and services for an additional fee), point-to-point service and a single-family fleet of Boeing 737-NG aircraft, which allow us to maintain a cost base comparable to these ULCCs. However, we offer a high quality product that we believe is superior to ULCCs and consistent with that of low-cost carriers, or LCCs (which include Southwest Airlines and JetBlue Airways). For example, our product includes more legroom than ULCCs, complimentary beverages, in-flight entertainment and in-seat power, none of which are offered by ULCCs. The combination of our agile peak demand network with our elevated consumer product allows us to generate higher TRASM than ULCCs while maintaining lower Adjusted CASM than LCCs. In addition, as a low cost, leisure focused carrier, rather than a business travel focused carrier, we believe we are one of the early beneficiaries of the industry rebound following the COVID-19 pandemic.
Charter.   Our charter business, which is one of the largest narrow body charter operations in the United States, is a key component of our strategy both because it provides inherent diversification and downside protection (it is uncorrelated to our scheduled service and cargo businesses, as evidenced by the fact that it recovered faster than our scheduled service business during the COVID-19 pandemic) as well as because it is synergistic with our other businesses (for example, we can dynamically deploy aircraft and pilots to their most profitable uses whether they be charter or scheduled service). Our charter business has several favorable characteristics, including large repeat customers, more stable demand than scheduled service flying and the ability to pass through certain costs, including fuel. Our diverse charter customer base includes casino operators, the U.S. Department of Defense, college sports teams and professional sports teams. We are the primary air carrier for the NCAA Division I National Basketball Tournament (known as “March Madness”), and we flew over 100 college sports teams during 2019. Our charter business includes ad hoc, repeat, short-term and long-term service contracts with pass through fuel arrangements and annual rate escalations. Most of our business is non-cyclical because the U.S. Department of Defense and sports teams still fly during normal economic downturns, and our casino contracts are long-term in nature. Our charter business has proven to be more resilient than our scheduled service business during the COVID-19 induced downturn, with charter revenue having declined less than scheduled service revenue on a percentage basis in 2020 as compared to 2019. Additionally, our charter business complements our seasonal and day-of-week focused scheduled passenger service by allowing us to optimally schedule our aircraft and crews to the most profitable flying opportunities. In general, charter available seat miles, or ASMs, are highest in fall months when scheduled service operations are less favorable. From 2017 through 2019, we grew our charter revenue by approximately 32% while providing charter services to 395 destinations in 27 countries

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across the world. While our charter revenues were down as a result of COVID-19, they rebounded in the second half of 2020 and into the first quarter of 2021. In the first quarter of 2021, our charter revenues were 32.4% lower when compared to the first quarter of 2019. In comparison, combined U.S. passenger airline revenues were 61.7% lower during the first quarter of 2021 when compared to the first quarter of 2019.
Cargo.   On December 13, 2019, we signed the ATSA with Amazon to provide air cargo services. Flying under the ATSA began in May 2020 and, as of the date of this prospectus, we are flying 12 Boeing 737-800 cargo aircraft for Amazon (having been awarded two additional aircraft in October and November 2020 after the initial contract for 10 aircraft). Our CMI service is asset-light from a Sun Country perspective, as Amazon supplies the aircraft and covers many of the operating expenses, including fuel, and provides all cargo loading and unloading services. We are responsible for flying the aircraft under our air carrier certificate, crew, aircraft line maintenance and insurance, all of which allow us to leverage our existing operational expertise from our scheduled service and charter businesses. The ATSA has generated consistent, positive cash flows through the COVID-19 induced downturn. The ATSA offers potential future growth opportunities by establishing a long-term partnership with Amazon. Our cargo business also enables us to leverage certain assets, capabilities and fixed costs to enhance profitability and promote growth across our company. For example, we believe that by deploying pilots across each of our business lines, we increase the efficiency of our operations.
Our Transformation
In April 2018, Sun Country Airlines was acquired by the Apollo Funds. Since the acquisition, our business has been transformed under a new management team of seasoned professionals who have a strong combination of low-cost and legacy network airline experience.
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We redesigned our network to focus our flying on peak demand opportunities by concentrating scheduled service trips during the highest yielding months of the year and days of the week and allocating aircraft to our charter service when it is more profitable to do so. This effectively shifted our focus toward leisure customers.

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We invested over $200 million in capital projects that included modernizing the cabin experience with new seats, in-seat power and in-flight entertainment. Our investments also facilitated a transition to owning our fleet, rather than leasing, to reduce costs. We implemented a new booking engine, Navitaire, rebranded our product along with our website and invested in improving the customer support experience. We consolidated our corporate headquarters into an on-airport hangar.

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We greatly expanded our ancillary products and services, which consist of baggage fees, seat assignment fees and other fees, increasing average ancillary revenue per scheduled service passenger by 148% from 2017 to 2019.

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We launched and grew our asset light cargo business and fully integrated our pilot base across our scheduled service, charter and cargo businesses.

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We reduced unit costs by 19% from 2017 to 2019 with several initiatives, including: renegotiating certain key contracts and agreements; increasing the portion of bookings made directly through our website; reducing the cost of our fleet through more efficient aircraft sourcing and financing; staffing efficiencies; and other cost-saving initiatives.

While the COVID-19 induced industry downturn impeded our growth in 2020, we believe that these investments have positioned us to profitably grow our business in the long term following a rebound in the U.S. airline industry and that our period of heavy investment in transformative capital spending is behind us for the foreseeable future.
Initial Public Offering
On March 19, 2021, we completed our initial public offering, in which we issued and sold 10,454,545 shares of our common stock at a public offering price of $24.00 per share. We received net proceeds of approximately $235.2 million from sales of shares in the initial public offering, after deducting underwriting discounts and commissions of approximately $15.7 million. We used approximately $46.2 million of the net proceeds from the initial public offering to repay all amounts outstanding under the CARES Act Loan.

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A portion of the proceeds was used to pay fees and expenses in connection with the initial public offering. The remaining net proceeds have been and will continue to be used for general corporate purposes, including to acquire additional aircraft.
COVID-19 Induced Downturn
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and between March 1, 2020 and May 31, 2020, 42 U.S. states and territories, encompassing 73% of U.S. counties, issued mandatory stay-at-home orders, with most occurring during the month of April 2020. All major U.S. passenger airlines were negatively impacted by the declining demand environment resulting from the COVID-19 pandemic. We have experienced a significant decline in demand related to the COVID-19 pandemic, which has caused a material decline in our revenues and negatively impacted our financial condition and operating results during the COVID-19 pandemic, which is likely to continue for the duration of the COVID-19 pandemic, and our business operations were adjusted in response to the pandemic as described below. However, we believe that our diversified and flexible business model allowed us to mitigate the impact of COVID-19 on our business better than any other large U.S. passenger airline (which we consider to be the largest 11 U.S. mainline passenger carriers based on 2019 ASMs) based on pre-tax and operating income margins for the year ended December 31, 2020, as calculated by us based on publicly available information for other airlines. We believe this result was due to our business model, which includes a cargo business, allowing us to shift resources to our charter and cargo businesses and away from our scheduled service business during periods of low scheduled services passenger demand, focuses on leisure point-to-point routes and provides us with flexibility in scheduling our routes. Other airlines have different business models than ours, and a comparison of pre-tax and operating income margins among airlines during normal industry conditions may have a different result.
Actions we took during 2020 to mitigate the impact of the COVID-19 induced downturn preserved more than $152.0 million in liquidity and included: capacity reductions; a company-wide hiring freeze; headcount reductions; voluntary leave programs; reduced advertising expenditures; reduced capital expenditures; and deferred vendor payments. In February 2021, we also entered into the Credit Agreement. Further, we have received grants from Treasury through the Payroll Support Program and accepted the CARES Act Loan from Treasury through the CARES Act Loan Program, which has now been repaid in full, without issuing any warrants, unlike nearly all other carriers with whom we compete that received government assistance. We have also maintained our pre-COVID-19 corporate credit ratings throughout the downturn. COVID-19 vaccines have become widely available in the United States with over 330 million doses administered and nearly 50% of the U.S. population fully vacinnated according to the CDC. As vaccines continue to become more widely distributed in 2021, we believe the airline industry will continue to rebound into the back half of 2021 and normalize in 2022. Given our focus on low-cost domestic leisure travel, we believe we are rebounding faster than most other U.S. airlines.
Our financial and operating results and business operations for our scheduled service and charter businesses for the year ended December 31, 2020 were materially and adversely impacted as a result of the COVID-19 pandemic, which impact is likely to continue during the duration of the COVID-19 pandemic. We believe that our financial and operating results for the year ended December 31, 2019 are more useful indicators of our scheduled service and charter service operating performance during normal industry conditions. See “Risk Factors.”
Our Competitive Strengths
We believe that the following key strengths allow us to compete successfully within the U.S. airline industry.
Diversified and Resilient Business Model.   Our diversified business model, which includes significant leisure and VFR focused scheduled service, charter and e-commerce related cargo service, is unique in the airline sector and mitigates the impact of economic and industry downturns on our business when compared with other large U.S. passenger airlines. Our charter business has rebounded quicker than our scheduled service business as customers such as the U.S. Department of Defense and large university sports teams continued to fly in 2020, while our casino customers are subject to long-term contracts and began flying again

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in June 2020. Our cargo business exhibited steady growth in 2020 and into the first half of 2021 as flying ramped up and demand remained strong, driven by underlying secular growth in e-commerce.
Agile Peak Demand Scheduling Strategy.   We flex our capacity by day of the week, month of the year and line of business to capture what we believe are the most profitable flying opportunities available from both our MSP home market and our network of non-MSP markets. As a result, our route network varies widely throughout the year. For the year ended December 31, 2019, the most recent normalized full year before the COVID-19 pandemic, we flew approximately 38% of our ASMs during our top 100 peak demand days of the year as compared to 15% of our ASMs during our bottom 100 demand days of the year. For 2019, our average fare was approximately 29% higher on our top 100 peak demand days as compared to the remaining days of the year. In 2019, only 3% of our routes were daily year-round, compared to 67% for Southwest Airlines, 42% for Spirit Airlines, 8% for Frontier Airlines and 2% for Allegiant Travel Company. Our agile peak demand strategy allows us to generate higher TRASM by focusing on days with stronger demand. Our flexible network has also benefitted us in 2020 during the COVID-19 induced industry downturn where we have been able to quickly shift capacity from low demand markets to high demand markets within the United States as COVID-19 infection rates shifted across regions of the country. The following charts demonstrate that our schedule is highly variable by day of the week and month of the year.
In addition to shifting aircraft across our network by season and day of week, we also shift aircraft between our scheduled service and charter businesses to maximize the return on our assets. We regularly schedule our fleet using what we refer to as “Power Patterns,” which involves scheduling aircraft and crew on trips that combine scheduled service and charter legs, dynamically replacing what would be lower margin scheduled service flights with charter opportunities. Our agility is supported by our variable cost structure and the cross utilization of our people and assets between our lines of business. Our synergies from cross utilization have increased since we began providing CMI services because our pilots are interchangeably deployed between scheduled service, charter and cargo flights. For example, when demand in our scheduled service business declined in 2020 as a result of the COVID-19 induced industry downturn, we allocated more pilot flying hours to our charter and cargo businesses.
Tactical Mid-Life Fleet with Flexible Operations.   We maintain low aircraft ownership costs by acquiring mid-life Boeing 737-800 aircraft, which have lower acquisition costs, when compared to new Boeing 737 aircraft, that more than offsets their higher ongoing maintenance and repair costs. Lower ownership costs allow us to maintain lower unit costs at lower levels of utilization. This allows us to

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concentrate our flying during periods of peak demand, which generates higher TRASM and also allows us to park aircraft during periods of low demand, such as in 2020, at a lower cost than other airlines. In 2019, we flew our aircraft an average of 9.6 hours per day, which is the lowest among major U.S. airlines, other than Allegiant Travel Company, which operates a similar low utilization model but serves smaller markets. In addition to the benefits of lower all-in ownership costs, we do not have an aircraft order book because we only purchase mid-life aircraft. As a result, unlike many other airlines, we are not locked into large future capital expenditures at above market aircraft prices. Rather, we have the ability to opportunistically take advantage of falling aircraft prices with purchases at the time of our choosing. Our single family aircraft fleet also has operational and cost advantages, such as allowing for optimization of crew scheduling and training and lower maintenance costs. Our fleet is highly reliable, and we have a demonstrated ability to maintain our high completion factor during harsh weather conditions. For the year ended December 31, 2019, we had a completion factor of 99.8% across our system.
Superior Low-Cost Product and Brand.   We have invested in numerous projects to create a well-regarded product and brand that we believe is superior to ULCCs while maintaining lower fares than LCCs and larger full service carriers. Some of the reasons that we believe we have a superior brand to ULCCs include:
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Our Cabin Experience.   All of our 737-800 aircraft have new state-of-the-art seats that comfortably recline and have full size tray tables. Our seats have an average pitch of approximately 31 inches, giving our customers comparable legroom to Southwest Airlines and greater legroom than all ULCCs in the United States. We also provide seat-back power, complimentary in-flight entertainment and free beverages to improve the overall flying experience for our customers. Such amenities are comparable to those offered by our LCC competitors and are not available on any ULCCs in the United States.

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Our Digital Experience.   We have significantly improved the buying experience for our customers. We overhauled our passenger service system in 2019 and transitioned to Navitaire, the premier passenger service system in the United States. Navitaire has decreased our overall website session length, decreased the percentage of failures to complete a transaction after accessing our website on a mobile device and increased the percentage of visits to our website that result in an airfare purchase. The transition to Navitaire has been one of the most important initiatives in improving the Sun Country customer experience, making our website booking more seamless, allowing us to create a large customer database and supporting ancillary revenue growth. Beyond Navitaire, we have improved the check-in experience for customers by providing access to web-check in across the system and access to kiosks in our main hub location of MSP. Since the Navitaire transition, 72% of our Minneapolis originating passengers have checked in either online or at a kiosk. System wide over 67% of our passengers have checked in electronically. These tools increase the chances that the passenger can skip the check in counter, which we believe improves our customers’ experience while also reducing costs.

In addition to our product, we believe that our brand is well recognized and well regarded in the markets that we serve. In the fourth quarter of 2019, management conducted a study of individuals across a variety of ages, income levels, home regions and home airports (including both MSP and non-MSP travelers), each of whom had traveled for leisure within the prior 24 months. Individuals selected for the survey included Sun Country passengers and a consumer sample provided by a third-party survey panel provider. 468 individuals responded to the study, 275 of whom had flown Sun Country Airlines. Based on the study: 79% of the 29 respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Allegiant Travel Company said they would rather fly on Sun Country Airlines; 77% of the 71 respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Frontier Airlines said they would rather fly on Sun Country Airlines; and 81% of the 77 respondents who expressed a preference between airlines and had flown on both Sun Country Airlines and Spirit Airlines said they would rather fly on Sun Country Airlines.
Competitive Low Cost Structure.   Our CASM declined from 10.09 cents for the year ended December 31, 2017 to 8.82 cents for the year ended December 31, 2019. Our Adjusted CASM declined from 7.80 cents for the year ended December 31, 2017 to 6.31 cents for the year ended December 31, 2019. Our completed and ongoing cost savings efforts include conversion to a focus on owning (versus leasing) aircraft, renegotiation of our component maintenance agreement, fuel savings initiatives, catering cost reductions,

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renegotiation of distribution contracts, consolidation of staff at headquarters on airport property and various other initiatives. Our CASM and Adjusted CASM for the year ended December 31, 2020 of 8.91 cents and 7.57 cents and for the three months ended March 31, 2021 of 7.46 cents and 6.15 cents, respectively, were adversely impacted due to the COVID-19 pandemic. While Adjusted CASM for all U.S. airlines increased in 2020 as a result of the COVID-19 induced downturn, we believe that our business model and strategy positions us well to maintain and improve our Adjusted CASM in the future, while maintaining lower utilization rates than many other U.S. passenger airlines.
Strong Position in Our Profitable MSP Home Market.   We have been based in the Minneapolis-St. Paul area since our founding over 35 years ago, where our brand is well-known and well-liked. We are the largest low-cost carrier operating at MSP, which is our largest base, and the second largest airline based on ASMs at MSP after Delta Air Lines, which primarily serves business and connecting traffic customers, while we primarily serve leisure customers. Excluding Delta Air Lines, we have nearly twice the capacity, as measured by ASMs, of any other competitor operating at MSP. Spirit Airlines and Southwest Airlines scaled back from MSP during the COVID-19 induced downturn and focused on their core markets, demonstrating MSP is likely not a strategic market for either airline. However, our current seat share at MSP is still meaningfully lower than Spirit Airlines’ seat share in Detroit and Frontier Airlines’ seat share in Denver, and we believe there is significant room for us to grow in MSP through further market stimulation once the U.S. air travel market rebounds. We fly out of Terminal 2, which we believe is preferred by many flyers because of its smaller layout, shorter security wait times, close parking relative to check-in and full suite of retail shops. As of the date of this prospectus, we utilize 8 of the 14 gates in Terminal 2. As a result of our focus on flying during seasonal peak periods, our well regarded brand and product and our strong position in Minneapolis, we have historically enjoyed a TRASM premium at MSP. In 2019, the most recent normalized full year before the COVID-19 pandemic, we believe MSP was among the most profitable LCC bases in the United States and we believe we generated higher TRASM in MSP during 2019 than any ULCC in the United States in its primary base.
Seasoned Management Team.   Our Chief Executive Officer, Jude Bricker, joined Sun Country Airlines in July 2017 and has over 17 years of experience in the aviation industry, including serving as the Chief Operating Officer of Allegiant Travel Company from 2016 to 2017. Our President and Chief Financial Officer, Dave Davis, joined Sun Country in April 2018 and has over 22 years of experience in the aviation industry, including previously serving as the Chief Financial Officer at Northwest Airlines and US Airways. Other members of our management team have worked at airlines such as Alaska Airlines, American Airlines, Delta Air Lines, Northwest Airlines, United Airlines and US Airways.
Our Growth Strategy
Since 2018, we have established the infrastructure to support our significant long-term profitable growth strategy that we plan to continue once the U.S. air travel market rebounds from the COVID-19 induced downturn.
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Network.   We launched 64 new markets from 2018 through 2019 and developed a repeatable network growth strategy. Since the start of 2021, we have announced 35 new markets. Our network strategy is expected to support passenger fleet growth to approximately 50 aircraft by the end of 2023.

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Fleet.   We restructured our fleet with a focus on ownership of Boeing 737-800s with no planned lease redeliveries prior to 2024, allowing us to focus on growth with low capital commitments. We believe the current dislocation in the aircraft market will enable us to access new aircraft at an attractive cost relative to our peers.

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Customer.   We rebranded the airline around a leisure product with a significant ancillary revenue component which we believe will allow us to stimulate demand during the rebound from COVID-19 earlier than airlines focused on business travelers.

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Culture.   We installed a new management team with a cost-conscious ethos, which included moving our headquarters into a hangar at MSP.

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Operations.   We maintained high standards of operational performance, including a 99.8% completion factor for the year ended December 31, 2019.

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We believe our initiatives have provided us with a platform to profitably grow our business. Key elements of our growth strategy include:
Leverage the Expected Rebound in Our Passenger Business.   The number of domestic LCC and ULCC passenger enplanements grew at a compound annual growth rate of 7% from 2014 to 2019 due to long-term increasing demand for air travel in the United States. Following the spread of COVID-19 in the United States, passenger levels declined. We believe our scheduled service business is poised for a rapid rebound following the end of the COVID-19 pandemic. We believe we are positioned to be among the early beneficiaries of this rebound given our peak demand strategy and focus on leisure and VFR travelers, who are expected to be the first to fly at pre-COVID-19 levels. In previous economic downturns, leisure and VFR travelers have also been the first to return to flying at normalized levels.
Grow Our Cargo Business.   In December 2019, we signed the ATSA with Amazon to provide air cargo transportation services flying 10 aircraft with agreed pricing. Since that time, Amazon requested, and we agreed to fly, two additional aircraft to bring the total number of aircraft we are flying for Amazon as of the date of this prospectus to 12. We believe we are well-positioned to continue growing our cargo business over time, while continuing to operate for Amazon and potentially new customers.
Expand our Peak Demand Flying in Minneapolis and Beyond.   Following a rebound in U.S. air travel, we intend to continue growing our network profitably both from MSP and on new routes outside of MSP by focusing on seasonal markets and day-of-the-week flying during periods of peak demand. We expanded our network from 46 routes in 2017 to 98 as of the end of 2019, including expanding our routes that neither originate nor terminate in MSP from 5 routes in 2017 to 42 as of the end of 2019. We have identified over 250 new market opportunities as the long-term reduction in our unit costs has expanded the number of markets that we can profitably serve. We have a successful history of opening and closing stations quickly to meet seasonal demand, which we believe will benefit us in re-opening markets we closed during the COVID-19 downturn and in pursuing new market growth opportunities quickly. Our future network plans include growing our network at our hub in Minneapolis to full potential, including adding frequencies on routes we already serve and adding new routes to leverage our large, loyal customer base in the area. Our long-term strategic plans have identified growth opportunities at MSP that we believe represent approximately 40% of our scheduled service capacity growth opportunities.
We had also been rapidly growing outside of MSP prior to the COVID-19 pandemic, and we expect to do so again once the air travel market rebounds. Our customer-friendly low fares have been well received in the upper Midwest and in large, fragmented markets elsewhere that we can profitably serve on a seasonal and/or day-of-week basis. Our upper Midwest growth is focused on cold to warm weather leisure routes from markets similar to Minneapolis, such as Madison, Wisconsin. Additionally, we have added capacity on large leisure trunk routes on a seasonal basis during periods when demand is high. Examples of such routes include Los Angeles to Honolulu and Dallas to Mexican beach destinations during the summer months. Our business model is ideally suited to seasonally serve these routes, which are highly profitable in normal environments because fares are elevated during the months in which we fly them. Our long-term strategic plans have identified non-MSP growth opportunities that we believe represent approximately 60% of our scheduled service capacity growth opportunities.
Continue to Increase Our Margins and Free Cash Flow.   From December 31, 2017 through December 31, 2019, we reduced our CASM from 10.09 cents to 8.82 cents and our Adjusted CASM from 7.80 cents to 6.31 cents, a level comparable to ULCCs. When combined with our TRASM, which remains comparable to LCCs and higher than ULCCs, we generate highly competitive margins. Our period of investment in fleet renewal and transformative capital expenditures is largely behind us, and our focus, following the end of the COVID-19 pandemic, will pivot to growth. We intend to continue to improve our leading margin and free cash flow profile through a variety of initiatives and measures. Key initiatives include further conversion to an owned (versus leased) model for aircraft ownership, leveraging our fixed cost base as we continue to grow our passenger aircraft fleet to achieve economies of scale, continuous optimization of our maintenance operations and completion of other ongoing strategic initiatives. As a result, we expect improvements in profit margins and free cash flow, which we define as operating cash flow minus non-aircraft capital expenditures, following a rebound in the U.S. air travel market to support growth in the years ahead.

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Our Scheduled Service Business
We provide low-fare passenger airline service primarily to leisure and VFR travelers. Our low fares are designed to stimulate demand from price-sensitive travelers seeking a superior product to ULCCs. For the years ended December 31, 2019 and 2018, our average base fare (which excludes applicable taxes and governmental fees) was approximately $111.08 and $136.42, respectively, and our number of scheduled service passengers were approximately 3.6 million and 2.6 million, respectively. For the year ended December 31, 2020, our average base fare was approximately $114.96 and we served approximately 1.7 million passengers, which was impacted dramatically by the COVID-19 pandemic. We believe that the year ended 2019 is a more useful indicator of our average base fare and passenger statistics during normal industry conditions.
In addition to base fares, passengers can choose from a number of ancillary products for an additional cost. Sources of our ancillary revenue include baggage fees, seat selection fees, priority check-in and boarding fees, itinerary service fees, on-board sales and sales of trip insurance. Part of our strategy has been to reduce base fares to stimulate demand while increasing ancillary revenue per passenger, which we believe offers passengers more choice and correspondingly, more ancillary revenue. Our on-board sales are also designed to enhance the customer experience, including local passenger favorite brands of beer, wine and spirits. For the years ended December 31, 2019 and 2018, our average ancillary revenue per passenger was approximately $33.14 and $21.70, respectively. Our average ancillary revenue per passenger was $13.34 for the year ended December 31, 2017 and grew 148% from 2017 through 2019. While our average ancillary revenue for the year ended December 31, 2020 increased to $40.53 on a per passenger basis, overall ancillary revenues were impacted by the COVID-19 pandemic, which drove a decline in the number of passengers, and during which we ceased onboard sales, among other actions to reduce the spread of the virus. We believe that the year ended 2019 is a more useful indicator of our ancillary revenue per passenger during normal industry conditions.
We also earn revenue from our Sun Country Vacations products, including commissions from the sale of third-party hotel rooms and rental cars. Our SCV products facilitate booking a flight and land package at a discounted price for our customers. As with many other carriers, we offer vacation products to promote “one stop shopping,” and, while a revenue source, this aspect of our business is not a key contributor to our growth strategy. In 2019, our bookings for SCV were temporarily reduced in connection with a delay in the functionality for these services during the transition to our new booking system. Our other revenue also includes revenue from the transportation of mail and cargo and our co-branded credit card. During 2020, revenue from these other items decreased substantially as a result of the COVID-19 pandemic. Despite this, we continued to develop the necessary functionality in our new booking system and we believe that we are well-positioned to capture SCV and other revenue opportunities when the COVID-19 pandemic recedes.
We also offer interline connectivity with international and domestic airlines. In mid-2019, prior to our transition to Navitaire, we offered interline connectivity with seven carriers. We have reestablished interline connectivity in our new booking system and have identified additional opportunities to grow our interline connectivity.
Our Charter Business
Our charter business services a variety of customers. For the years ended December 31, 2020 and 2019, approximately 37% and 38% of our charter revenue was serviced under long-term contracts with casino operators. The remainder of our charter business consists largely of short-term or ad hoc arrangements with repeat customers with whom we have long-term relationships, including the U.S. Department of Defense and college and professional sports teams. Our charter business complements our scheduled service operations by filling in charter flying when scheduled service demand is lower, optimizing our aircraft utilization to the most profitable opportunities. Our strong customer relationships and flexibility in scheduling charter flying enables us to serve a variety of charter customers and we believe we are well-positioned to continue to grow our charter business.
Our charter business proved more resilient during the COVID-19 induced downturn by returning closer to pre-downturn levels more quickly than scheduled service. Our scheduled service revenue was down 59% in the fourth quarter of 2020, whereas our charter revenue was only down 24% for the same period.

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In addition to service revenue, certain costs may be passed directly to the customer. Fuel expense is typically incurred by us; however, revenue rates under our charter contracts are often adjusted for final fuel prices incurred, effectively shifting fuel price risk from us. Our charter revenue was approximately $152 million in 2018, $175 million in 2019 and $98 million in 2020. Our charter revenue in 2020 was impacted dramatically by the COVID-19 pandemic. We believe that the year ended 2019 is a more useful indicator of our charter revenue during normal industry conditions.
Our Cargo Business
On December 13, 2019, we signed the ATSA with Amazon to provide air cargo services. The ATSA is a six-year contract and includes two, two-year extensions exercisable at Amazon’s option, providing for a total term of ten years if both extension options are exercised. The option to renew the ATSA for two additional two-year terms is at Amazon’s sole discretion, subject to Amazon providing Sun Country with at least 180 days’ prior written notice before the expiration of the then-current term. Flying under the ATSA began in May 2020 and, as of today, we are flying 12 Boeing 737-800 cargo aircraft for Amazon, which has already grown from our original agreement to fly 10 aircraft. The ATSA is asset-light from a Sun Country perspective, as Amazon supplies the aircraft and covers many of the flight expenses, including fuel, and is responsible for all cargo loading and unloading services. We are responsible for flying the aircraft under our air carrier operating certificate, crew, aircraft line maintenance and insurance, all of which allow us to leverage our existing operational expertise from our scheduled service and charter businesses. The ATSA has annual rate escalations, and the first rate increase occurred on December 13, 2020.
We believe the ATSA delivers consistent, positive cash flows year-round, allowing us to more efficiently deploy pilots and other assets to more profitable flying during weaker passenger demand periods than would be available without our cargo business. For example, our cargo business delivered consistent positive cash flows through the COVID-19 induced downturn, providing a baseline of operations and investment that we believe positions our other businesses to recapture demand following the COVID-19 downturn. While other airlines are furloughing pilots, we have restarted pilot hiring in order to support what we believe will be a robust rebound that will require additional pilots in order to ensure we can fly all of our aircraft during peak demand periods.
Route Network
Our network strategy is optimized between four key segments: MSP, non-MSP, charter services and cargo services. As Minnesota’s hometown airline, a substantial portion of our business is serving markets originating or ending in MSP. Our MSP network has grown 14% since 2017, as measured by ASMs, and, in 2019, we served approximately 52 markets from MSP. We served 51 markets from MSP in 2020, in spite of the COVID-19 downturn. We believe that our TRASM in our MSP network for the year ended December 31, 2019 was higher than any ULCC in its hub. We have a leading position at Terminal 2 in MSP, which is preferred by many flyers because of its smaller layout, shorter security wait times, close parking relative to check-in and full suite of retail shops. We account for approximately 50% of the departures and operate out of eight or more of Terminal 2’s 14 gates, as needed. We are the number two carrier at MSP by seat share. Moreover, we are the largest low-cost airline at MSP, with significant opportunity to continue to grow both seat share and destinations. If we successfully implement our strategy, we believe we can grow our seat share from 7.7% to 12.5%, which is roughly equivalent to what our competitors have in their primary hubs.
Non-MSP service is an increasingly significant portion of our business, having grown from eight non-MSP markets in 2017 to 52 in 2019. Non-MSP service was a source of significant growth from 2017 to 2019. During the COVID-19 pandemic, non-MSP growth plans were slowed. During normal industry conditions, we expect to continue to identify large demand markets where other airlines have been unable to respond to market needs during periods of seasonal demand. We have a successful history of opening and closing stations to meet seasonal demand. Since 2017, we have launched 64 new markets, 26 of which we have subsequently closed. As part of the on-going assessment of market opportunities, we continue to identify future growth opportunities, primarily from Midwest locations to warm weather leisure destinations and large markets with fragmented and seasonal demand peaks. Based on our break-even yield in 2020, we believe there are approximately 250 markets that we could address that would provide a profitable growth opportunity for us.

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Below are maps of the routes we operated in 2017 and 2020 (including routes we operate on a seasonal basis):
2017 Scheduled Service Route Map
2020 Scheduled Service Route Map
Our charter business is a core and integral piece of our network strategy that leverages our highly flexible operating certificate and flexible labor force to serve markets worldwide. Charter service revenue constituted approximately 24% and 25% of revenue for the years ended December 31, 2020 and 2019, respectively. Charter service capacity, as measured by ASMs, grew approximately 32% from 2017 to 2019. In 2020, capacity was down 36% due to the COVID-19 pandemic, but during normal industry conditions, we expect to continue to grow our charter service capacity. Our charter and scheduled service businesses complement each other as our integrated scheduling allows the most profitable use of the aircraft, either scheduled or charter, to be selected on a segment by segment basis. Aircraft and crew utilization can be maximized by filling in charter flying in periods when scheduled service flying is less profitable.
Our air carrier operating certificate, labor agreements and operating capabilities allow us to fly to numerous destinations worldwide, which we believe is a benefit to our charter service. We captured

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approximately 12.6% of approximately $1.2 billion spent on domestic, narrow body charter service in 2018, making us the third largest narrow body charter provider. Despite the current breadth of our charter business, we believe there is still room to grow into this large and fragmented market. We have identified several growth opportunities across potential sports teams and leagues, third party charter brokers, VIP individuals, government, and leisure contracts. For example, we recently started regularly scheduled VIP charter service between LAX and KOA with an all first-class configuration. Additionally, we have longstanding relationships with our charter customers who continue to rely on us as their trusted charter provider.
Our cargo service performed under the ATSA serves destinations on Amazon’s network. To the extent we can optimize flight crew on freighters with overlapping scheduled or charter service, we attempt to capture those synergies as well, though they are not core to that line of business. However, like the charter and scheduled service business, aircraft and crew utilization can be maximized by filling in cargo service in periods when scheduled service flying is less profitable.
Competition
The airline industry is highly competitive. The principal competitive factors in the airline industry are ticket prices, flight schedules, aircraft type, passenger amenities, customer service, reputation and frequent flyer programs. We have different competitive sets in our scheduled service business, charter business and cargo business.
Our competitors and potential competitors in the scheduled service business include both legacy network airlines and low-cost airlines. Our key competitors on domestic routes include Alaska Airlines, Allegiant Travel Company, American Airlines, Delta Air Lines, Frontier Airlines, JetBlue Airways, Southwest Airlines, Spirit Airlines and United Airlines. Our charter business competitors include charter-only operators Swift/iAero Airways, as well as other scheduled passenger carriers who also operate charter flying, such as Delta Air Lines.
The principal competitors for our cargo business include ATSG and Southern Air. Our on-time arrival performance for our cargo business since starting operations in May 2020, together with our operational capabilities, give us a stable position with our customer, Amazon.
Our principal competitive advantages are our diversified and resilient business model, our agile peak demand scheduling strategy, our tactical mid-life fleet with flexible operations, our superior low-cost product and brand, our competitive low-cost structure, our strong position in our profitable MSP home market and our seasoned management team. We also believe the association of our brand with a high level of operational performance differentiates us from our competitors and enables us to generate greater customer loyalty. Our completion factor of 99.8% for the year ended December 31, 2019, the last normalized year before the onset of the COVID-19 pandemic, was higher than any ULCC.
Our cost initiatives have yielded significant improvements in CASM from 2017 to 2019. As a result of these improvements and our flexibility to serve seasonal and year-round markets, we believe we are better positioned to offer a schedule tailored to properly serve periods of peak demand than our peers. The majority of our competitors maintain higher utilization to keep their unit costs low which makes it difficult for them to serve markets on a highly seasonal or day-of-week basis. As such, we believe our low Adjusted CASM coupled with relatively low utilization is a competitive advantage.
Our ability to maintain low unit costs at low utilization provides us with a competitive advantage to execute our agile peak demand network planning structure. Our peak demand strategy allows us to move into new markets quickly during periods when demand is maximized and there is less competitive pricing pressure.
See also “Risk Factors—Risks Related to Our Industry—The airline industry is exceedingly competitive, and we compete against LCCS, ULCCs and legacy network airlines; if we are not able to compete successfully in our markets, our business will be materially adversely affected.”

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Seasonality
The airline industry has significant seasonal fluctuation in demand. Our network strategy is designed to take advantage of the seasonal nature of the airline business by concentrating our flying in seasons when demand is strongest and flying significantly less in seasons when demand is lower. As a result, our passenger business is subject to significant seasonal fluctuations, especially our scheduled service. While our passenger business will remain highly seasonal, our freighter operations will have the effect of mitigating seasonal troughs. For example, when our scheduled flying demand is lower during the fall and early December, our cargo service remains consistent and grows until Christmas.
Traditionally, our business is geared towards north to south travel from MSP and the upper Midwest in the winter months, our strongest travel season. During the summer months, we focus on VFR traffic from MSP and leisure travelers originating in non-MSP markets. Although our actual results vary by season, we pride ourselves on the ability to adjust our route network and charter service to accommodate seasonality.
Distribution
We sell our scheduled service flights through direct and indirect distribution channels with the goal of selling in the most efficient way across our customer base. Our direct distribution channels include our website and our call center and our indirect distribution channels include third parties such as travel agents and OTAs (e.g., Priceline and websites owned by Expedia, including Orbitz and Travelocity).
Our direct distribution channels are our lowest cost methods of distributing our product. In addition, they provide more opportunities to sell ancillary products and services, such as baggage services, priority check-in and boarding and seat selections. With the introduction of our new Navitaire-based reservation system and website in June 2019, we have experienced a significant increase in the proportion of our bookings that are sold through direct channels. 2019 sales through direct channels accounted for 62% of our total passenger revenue, as compared to 59% in 2018. 2020 sales through direct channels accounted for 71.2% of our total passenger revenue.
Indirect distribution channels remain important outlets to sell our flights. Our movement in and out of markets where we may not have an established brand presence is facilitated by the availability of our inventory through GDS companies (e.g., Amadeus, Sabre and Travelport). We also generate sales through OTAs, which also broadens our ability to sell in highly seasonal markets. Sales through relatively higher cost indirect channels have fallen to 38% in 2019 from 42% in 2017. Sales through indirect channels accounted for 29% of our total passenger revenue in 2020.
We sell our charter services through an internal, dedicated sales team that is focused on long-term relationships with key customers, brokers, organizations, and college and professional sports teams. We believe that our internal dedicated sales team delivers better results than relying purely on brokers. While our CMI service is presently dedicated to Amazon and governed by the ATSA, not our passenger sales distribution processes, we may expand our cargo business by marketing to new potential customers.
Marketing
We are focused on direct-to-consumer marketing targeted at our core leisure and VFR travelers who pay for their own travel costs. Our marketing message is designed to convey our affordable and convenient flight options to leisure destinations. We often include our low base fares in marketing materials in order to stimulate demand.
Our marketing tools are our proprietary email distribution list consisting of over one million email addresses, our Sun Country Rewards program, as well as advertisements online, on television, radio, digital billboards and other channels. Our objective is to use our low prices, quality customer service, and differentiated in-flight product to stimulate demand and drive customer loyalty.
We have a team of business development professionals who utilize business-to-business methods to identify opportunities and develop and maintain relationships with potential charter customers. We do not presently market our cargo business.

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We spent approximately 4.5%, 5.0% and 4.8% as a percentage of total revenues (excluding cargo) on marketing, brand and distribution for the years ended December 31, 2020, 2019 and 2018, respectively. In 2020, we substantially decreased marketing spending to save costs due to the COVID-19 pandemic. We believe that the year ended 2019 is a more useful indicator of our marketing spending during normal industry conditions.
Loyalty Program
Our Sun Country Rewards frequent flyer program rewards and encourages scheduled service customer loyalty and we believe it is well tailored to serving the leisure passenger. Points earned are treated like currency and can be applied towards the purchase of all or a portion of our tickets. This makes our program more valuable to leisure customers who travel less frequently and would have difficultly accumulating enough points to get discounted travel on other airlines. The Sun Country Airlines Visa Signature Card is the primary vehicle whereby customers earn points and our frequent flyer program is geared specifically towards supporting adoption and continued use of the credit card. Sun Country Rewards offers award travel on every flight without blackout dates. Points expire 36 months after the date they were earned, except that points held by Sun Country Visa cardholders do not expire so long as the holder maintains the card as active. Rewards are not available to charter or cargo customers.
Customers
We believe our customers are primarily leisure and VFR travelers who are paying for their own ticket and who make their purchase decision based largely on price. These customers respond well to demand stimulation based on low base fares. Our network is agile and is adjusted for seasonal demand shifts. In the winter months, we largely focus on taking customers to warm weather destinations in the southern United States, Mexico and the Caribbean. In the other times of the year, we focus on VFR travelers to major markets and also provide service in markets where leisure or price sensitive customer demand is strong.
We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. Overall, our business model is designed to deliver what we believe our customers want: low fares and a high quality flight experience.
We also complement our core business with charter operations. A significant portion of our charter business consists of repeat customers with whom we have long-term relationships, including several large casinos, college and professional sports teams. We have the ability to tailor our schedule to the specific needs of our charter customers, providing reliable operations, high completion factor and reasonable pricing for these customers.
Our cargo business is dedicated to our customer, Amazon. We believe we are well-positioned to continue growing our cargo business over time with Amazon, while continuing to leverage ourselves to Amazon and potentially new customers.
Operational Performance
We are committed to delivering excellent operational performance, even in extreme weather conditions, which we believe supports our “peak demand,” leisure-focused business model and will strengthen customer loyalty and attract new customers. This focus also strengthens our relationship with our cargo customer, Amazon, who has incentives and disincentives for performance in the ATSA. Our operational performance is enabled by our capable and dedicated workforce in maintenance, ground, flight, crew and system operations, as well as our highly capable fleet of 737-NG aircraft, which are equipped to operate in adverse weather conditions worldwide. Our primary operational metrics are completion factor and on-time arrival performance because most of our markets are operated less than daily. Our completion factor of 99.8% for the year ended December 31, 2019 was industry leading. These figures are inclusive of weather-driven cancelations, which our competitors often experience during extreme weather events in our home base of MSP. Our completion factor compares favorably to our competitors, with Sun Country leading among key competitor airlines as indicated below for the year ended December 31, 2019, the last normalized year before the onset of the COVID-19 pandemic.

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Completion Factor - Year Ended December 31, 2019
100%
95%
90%
85%
80%
75%
70%
65%
60%
99.8%
99.4%
98.9%
98.7%
98.3%
98.2%
97.8%
Sun Country
Allegiant
Alaska
Jet Blue
Frontier
Spirit
Southwest

Source: US DOT Bureau of Transportation Statistics, scheduled passenger service
During 2020, in order to appropriately respond to changing demand patterns and control costs, due to the COVID-19 pandemic, we canceled many flights within seven days of scheduled departure date, which would drive down our completion factor based on DOT definitions. However, we believe creative cost savings, such as operating a “triangle rotation” among multiple Florida cities as opposed to multiple flights from MSP, enabled us to outperform the industry financially. Notably, exclusive of COVID-19 related cancellations, we only cancelled one flight for controllable reasons from April 1, 2020 to December 31, 2020. We believe that our results for 2019 are a more useful indicator of our completion factor during normal industry conditions.
In addition to completion factor, we believe our improving on time performance metrics drive increased customer satisfaction. Our systemwide arrival performance within 14 minutes of schedule was 69.9% for the year ended December 31, 2019, which was last among our six ULCC and LCC competitors and 16.9 percentage points behind the top performer. During 2020, as a result of insourcing our ground operations at MSP in March 2020, we experienced markedly better performance. Our arrival performance was 90.5% for the period of April 1, 2020 through December 31, 2020, or an increase of 20.6 percentage points over 2019.
Charter operations are an important part of our business. Our largest single customer is the U.S. Department of Defense. We consistently receive high marks for quality and schedule reliability. Our ratings from the Department of Defense for our charter flights for the year ended September 30, 2020 we achieved 100% for domestic quality, 100% for international quality, 99% for domestic schedule reliability and 97% for international schedule reliability. We are committed to serving not only our U.S. Department of Defense customers, but all of our charter customers, with the highest levels of safety, reliability, and performance.
In addition to improving our arrival performance, since starting freighter operations in May 2020, our operations team successfully conformed 12 freighters to our operations specifications, an increase to our total fleet of 39%. Additionally, our arrival performance for our cargo business has never fallen below the monetary penalty threshold under the ATSA.
Fleet
We fly only Boeing 737-NG aircraft, which we believe provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are interchangeable across all

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of our aircraft, and maintenance, spare parts inventories and other operational support are highly simplified relative to more complex fleets. With the addition of CMI services, we expect that these efficiencies will remain intact.
As of December 31, 2020, we operate a fleet of Boeing 737-NG aircraft, consisting of 30 Boeing 737-800s and 1 Boeing 737-700, for a total of 31 passenger aircraft. We also operate 737-NG freighters dedicated to our cargo business. The average age of the passenger aircraft in our fleet was approximately 15 years as of December 31, 2020. Our freighters average 18 years as of December 31, 2020. Of the aircraft, 17 were financed under operating or finance leases as of December 31, 2020. Of the remaining passenger aircraft, 13 were owned and financed through an EETC financing structure and 1 is owned and financed with another debt structure. The 2019-1 EETC was used to convert a portion of our leased aircraft to owned aircraft, as well as refinance some of our previously owned passenger aircraft during the fourth quarter of 2019 and first half of 2020. Due to this, the EETC reduced our financing costs. There are no scheduled aircraft lease redeliveries prior to 2024. Our current fleet plan calls for growth to an estimated 50 passenger aircraft by the end of 2023.
Our fleet of 12 freighters is subleased directly from Amazon and we operate them pursuant to the ATSA. Based upon review of the ATSA, the sublease arrangement does not qualify as a lease under ASC 842, Leases, because we do not control the use of the aircraft. As such, no right-of-use asset and lease liability is recognized in our financial statements for the Amazon arrangement. We may expand our freighter fleet in order to serve additional cargo customers or provide additional service to Amazon.
Aircraft Fuel
Aircraft fuel is generally our largest expense representing approximately 21.7%, 26.6% and 30.1% of our total operating costs for the years ended December 31, 2020, 2019 and 2018, respectively. The price and availability of jet fuel are volatile due to global economic and geopolitical factors as well as domestic and local supply factors. Our historical fuel consumption and costs were as follows:
	Year Ended December 31,
	2020	2019	2018
Gallons consumed (in thousands)	43,844	78,042	64,981
Average price per gallon	$1.60	$2.26	$2.34
Gallons consumed includes scheduled service and charter operations but does not include cargo. Average price per gallon includes related fuel fees and taxes but excludes fuel-hedging gains and losses.
From time to time, we may enter into fuel derivative contracts in order to mitigate the risk to our business from future volatility in fuel prices, but such contracts may not fully protect us from all related risks. The intention of our fuel hedging program is not to manage earnings but rather to protect our liquidity. As of December 31, 2020, we had hedges in place for approximately 37% of our projected fuel requirements for scheduled service operations in 2021, with all of our then existing options expected to be exercised or expire by the end of 2021. Generally speaking, our charter operations and the ATSA have pass-through provisions for fuel costs, and as such we do not hedge our fuel requirements for that portion of our business. Our hedges in place at the end of 2020 consisted of collars and call options, and the underlying commodities consisted of both Gulf Coast Jet Fuel contracts as well as West Texas Intermediate Crude Oil contracts.
Technical Operations: Maintenance, Repairs and Overhaul
We have an FAA mandated and approved maintenance program, which is administered by an experienced group of Technical Operations leaders. All of our technicians are two-licensed Airframe and Powerplant and undergo extensive initial and recurrent training. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance, and component maintenance.
Line maintenance work is handled by our employees and maintenance contractors and consists of work performed between flights or overnight. Performing effective line maintenance is critical to maintaining a reliable operation and represents the majority of and most extensive maintenance we perform. Line

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maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft. We maintain Sun Country technicians in Minneapolis, with limited line maintenance capabilities in Gulfport, Mississippi and Dallas-Fort Worth/Alliance Fort Worth, Texas. All other line maintenance is provided by third-party maintenance contractors as needed.
Heavy maintenance consists of engine, auxiliary power units, landing gear, and airframe overhauls, which some are quite extensive and can take several months to complete. We maintain an inventory of spare engines to provide for continued operations during engine maintenance events. Airframe heavy maintenance visits consist of a series of complex tasks that generally take from one to six weeks to accomplish and are performed on a set schedule with varying repeat intervals. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our heavy maintenance, engine restoration and major part repair is more economical. On our freighter aircraft, heavy maintenance is a pass-through expense to our customer, Amazon.
We also outsource component maintenance. Component maintenance consists of the ongoing and routine maintenance of aircraft components that are line replaceable units. These contracts cover the majority of our aircraft component inventory acquisition, replacement and repairs, thereby reducing the need to carry extensive spare parts inventory.
Employees
As of December 31, 2020, we had 1,699 employees.
FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must also meet experience standards prescribed by FAA regulations.
As of December 31, 2020, approximately 52% of our employees were represented by labor unions under collective-bargaining agreements as set forth in the table below. Our pilots are represented by the Air Line Pilots Association, our flight attendants are represented by the International Brotherhood of Teamsters and our dispatchers are represented by the Transport Workers Union. Our dispatchers approved a new contract in December 2019, which is amendable on November 14, 2024. Our collective bargaining agreement with our flight attendants became amendable on December 31, 2019. We entered into negotiations in November 2019. Negotiations were paused by mutual consent in March 2020 due to the COVID-19 pandemic. We have scheduled dates to restart negotiations in the third quarter of 2021. Our collective bargaining agreement with our pilots was amendable on October 31, 2020. Neither party chose to serve notice to the other party to make changes by the amendable date; therefore, the new amendable date is October 31, 2021, although the collective bargaining agreement provides for an “early open” 180 days in advance of such date. The pilots have since served notice to the Company and we have begun preliminary discussions with our pilots; however, the contract remains in status quo until there is a newly ratified contract.
Employee Group	Number of Employees	Representative	Status of Agreement/Amendable Date
Pilots	395	Air Line Pilots Association (ALPA)	Amendable in October 2021
Flight Attendants	466	International Brotherhood of Teamsters (IBT)	Currently amendable (commenced as of December 2019)
Dispatchers	21	Transport Workers Union (TWU)	Amendable in November 2024
The RLA governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by

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the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board (“PEB”) may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties.
Safety and Security
Safety is the most important thing we do and we are committed to the safety and security of our passengers and employees. In addition to complying with federally regulated safety and security standards, we strive to create a culture of safety and security that achieves the highest possible industry standard.
We have invested in a safety management system platform (ProSafeT), which allows for anonymous reporting of safety concerns by employees and business partners and promotes active participation in the identification, reduction and elimination of hazards. We also use ProSafeT as a central repository for tracking all Safety Assurance information, as well as Safety Risk Mitigation activities, creating awareness and transparency for the leadership teams to actively monitor the health of our SMS and SeMS. Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch and station operations.
We participate in ASIAS (FAA Aviation Safety Information Analysis and Sharing System), which is a central conduit for the exchange of safety information among its stakeholders, and FOQA (Flight Operations Quality Assurance), a structured program to gather and aggregate electronically recorded flight operations data for the purpose of identifying areas where safety, efficiency and training can be improved. Furthermore, we voluntarily completed the IATA Operational Safety Audit in June 2019, which is the benchmark for global safety
Safety Audit with no findings. We also have implemented a Security Management System (SeMS) to protect the company’s assets and operations. Some of the other safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures and securing of cockpit doors.
Our ongoing focus on safety relies on transparency with our regulators, training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner, and learning from industry best practices through a collaborative, inter-airline safety sharing program. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch and station operations. In addition, we recently conducted a safety culture survey, the results of which we have used to create action plans for areas of opportunity.
Facilities
In most of the airports we serve, we do not directly lease facilities, but rather operate under flexible common use agreements. This facilitates our strategy of entering and exiting markets to service periods of peak demand. Our terminal passenger service facilities, which include ticket counters, gate space, operational support space and baggage service offices, generally have month-to-month terms or are used on a per use basis. For any leased space we are typically responsible for maintenance, insurance and other facility-related

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expenses and services under these agreements. We also have entered into use agreements at many of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.
We primarily operate out of eight of 14 gates at Terminal 2 at MSP, five of which are assigned to us on a priority basis with common use access to the remaining gates. Our leases for our terminal passenger service facilities, which include operational support space and baggage service offices, are leased on a month-to-month basis. Gate space and ticket counter space is used and billed on a per operation (each arrival and departure) basis until an annual operating cap is met. Our operating lease also includes two hangars:
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108,000 square foot maintenance hangar, which includes office space and is where we provide certain maintenance on our aircraft; and

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90,000 square foot office and hangar facility which has been converted into our corporate headquarters.

For charter service with an origin or destination where we do not have ground handling capabilities, we arrange with airports, fixed base operators or military bases to provide ground services on an as needed basis.
Our principal executive offices and headquarters are presently located on MSP property at 2005 Cargo Road, Minneapolis, Minnesota 55450, consisting of approximately 90,000 square feet, under a lease which expires in February 2029.
Community Partnerships
As a Minnesota-based company, it is an important part of our culture to give back to the community in which we work and live. We have several key community partnership initiatives, some of which are:
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Everyday Heroes—a program where we recognize one hero every month with a $500 Sun Country travel voucher, with recognition through TV and radio properties owned by our media partner.

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Make-A-Wish Minnesota—we have a three-year commitment with Make-A-Wish MN to provide travel to every Minnesota Wish Kid flying to a destination Sun Country serves.

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Hennepin Theatre Trust—we support the Trust’s Spotlight Education program, focused on education for local performing arts students.

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In order to assist our community as we all dealt with the duel crisis of pandemic and civil unrest, we organized a number of volunteer events throughout 2020. Through December 31, 2020, 175 Sun Country volunteers have spent over 415 hours volunteering in our community at organizations, including The Sheridan Story, The Food Group and Mississippi River Connection Cleanup.

Insurance
We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT, lessors and other financing parties. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire; auto; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; workers’ compensation and employer’s liability; and war risk (terrorism).
Foreign Ownership
Under federal law and DOT policy, we must be owned and controlled by U.S. citizens. The restrictions imposed by federal law and DOT policy currently require that at least 75% of our voting stock must be owned and controlled, directly and indirectly, by persons or entities who are citizens of the United States (“U.S. citizens”), as that term is defined in 49 U.S.C. §40102(a)(15), that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, at least 51% of our total outstanding stock must be owned and controlled by U.S. citizens and no more than 49% of our stock may be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the United States which allow unrestricted access between the

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United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, please see “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.”
Government Regulation
Aviation Regulation
The airline industry is heavily regulated, especially by the federal government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has authority to issue certificates of public convenience and necessity, exemptions and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government.
The U.S. government has negotiated “open skies” agreements with many countries, which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Our international flights to Mexico are governed by a liberalized bilateral air transport agreement which the DOT has determined has all of the attributes of an “open skies” agreement. Changes in the aviation policies of the United States, Mexico or other countries in which we operate could result in the alteration or termination of the corresponding air transport agreement, diminish the value of our international route authorities or otherwise affect our operations to/from these countries.
The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. We currently hold an FAA air carrier certificate.
Airport Access
In the United States, the FAA currently regulates the allocation of take-off and landing authority, slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms, which limit take-offs and landings, at certain airports. Level 1 is assigned where the capacity of airport infrastructure is generally adequate to meet the demands of airport users at all times and therefore there is no extensive pattern of delays. Level 2 is assigned where there is potential for congestion during some periods of the day, week or season, which can be resolved by schedule adjustments mutually agreed between the airlines and schedule facilitator. Level 3 is assigned where (i) demand for airport infrastructure significantly exceeds the airport’s capacity during the relevant period; (ii) expansion of airport infrastructure to meet demand is not possible in the short term; (iii) attempts to resolve the problem through voluntary schedule adjustments have failed or are ineffective; and (iv) as a result, a process of slot allocation is required whereby it is necessary for all airlines and other aircraft operators to have a slot allocated by a coordinator in order to arrive or depart at the airport during the periods when slot allocation occurs. We do not currently operate in or out of any Level 3 airports. We currently operate, or plan to operate, in and out of San Francisco International Airport (SFO), Los Angeles International Airport (LAX), Chicago O’Hare International Airport (ORD) and Newark International Airport (EWR), which are Level 2 airports. We generally do not have any difficulty accessing these airports.
In addition, we plan to launch service to Vancouver, Canada during the second quarter of 2021. Terminal access for Vancouver is controlled by Vancouver Airport Authority due to facility constraints. We have obtained the access we need to accommodate our planned service.

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Consumer Protection Regulation
The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition, lengthy tarmac delays, airline advertising, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, consumer notices and disclosures, customer complaints and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, such as rules to protect passengers addressing lengthy tarmac delays, chronically delayed flights, codeshare disclosure and undisclosed display bias. They also have adopted, and do adopt, new rules on airline advertising and marketing practices. The DOT also has authority to review certain joint venture agreements, marketing agreements, code-sharing agreements (where an airline places its designator code on a flight operated by another airline) and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.
Security Regulation
The TSA and the CBP, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the United States. International flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies. We are currently in compliance with all directives issued by such agencies.
Environmental Regulation
We are subject to various federal, state, foreign and local laws and regulations relating to the protection of the environment and affecting matters such as air emissions (including GHG emissions), noise emissions, discharges to surface and subsurface waters, safe drinking water, and the use, management, release, discharge and disposal of, and exposure to, materials and chemicals.
We are also subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.
GHG Emissions
Concern about climate change and greenhouse gases has resulted, and is expected to continue to result, in additional regulation or taxation of aircraft emissions in the United States and abroad. In particular, on March 6, 2017, the ICAO an agency of the United Nations established to manage the administration and governance of the Convention on International Civil Aviation, adopted new carbon dioxide, or CO2 certification standards for new aircraft beginning in 2020. The new CO2 standards will apply to new aircraft type designs from 2020, and to aircraft type designs already in production as of 2023. In-production aircraft that do not meet the standard by 2028 will no longer be able to be produced unless their designs are modified to meet the new standards. In August 2016, the EPA made a final endangerment finding that GHG emissions cause or contribute to air pollution that may reasonably be anticipated to endanger public health or welfare, which obligates the EPA under the Clean Air Act to set GHG emissions standards for aircraft. On January 11, 2021, the EPA issued a proposed rule regulating GHG emissions from aircraft that largely conforms to the March 2017 ICAO standards. However, President Biden, who is expected to promote more aggressive policies with respect to climate change and carbon emissions, including in the aviation sector, issued an executive order calling for a review of regulatory actions of the prior administration for their consistency with the Biden administration’s policies, including with respect to climate change. Accordingly, there may be future rulemaking that may result in stricter GHG emissions standards than those contained in the proposed rule.
In addition, in October 2016, the ICAO adopted the CORSIA, which is a global, market-based emissions offset program designed to encourage carbon-neutral growth beyond 2020. The CORSIA will

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increase operating costs for us and other U.S. airlines that operate internationally. The CORSIA is being implemented in phases, with information sharing beginning in 2019 and a pilot phase beginning in 2021. Certain details are still being developed and the impact cannot be fully predicted.
Noise
Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system, subject to FAA review under the Airport Noise and Control Act of 1990. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during take-off and initial climb and limiting the overall number of flights at an airport. While we have had sufficient scheduling flexibility to accommodate local noise restrictions in the past, our operations could be adversely impacted if ICAO or locally imposed regulations become more restrictive or widespread.
Other Regulations
Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.
Legal Proceedings
We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

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MANAGEMENT
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.
Name	Age	Position
Jude Bricker	47	Chief Executive Officer; Director
Dave Davis	54	President and Chief Financial Officer; Director
Gregory Mays	52	Chief Operating Officer and Executive Vice President
Eric Levenhagen	40	Chief Administrative Officer, General Counsel and Secretary
Jeffrey Mader	60	Chief Information Officer and Executive Vice President
Brian Davis	41	Chief Marketing Officer and Senior Vice President
Grant Whitney	44	Chief Revenue Officer and Executive Vice President
John Gyurci	50	Vice President, Finance, and Chief Accounting Officer
Bill Trousdale	52	Vice President, Financial Planning & Analysis, and Treasurer
Patrick Kearney	29	Director
Thomas C. Kennedy	55	Director
Antoine Munfakh	38	Director
Kerry Philipovitch	50	Director
David Siegel	59	Chairman; Director
Juan Carlos Zuazua	42	Director
The following are brief biographies describing the backgrounds of the executive officers and directors of the Company.
Jude Bricker has served as our Chief Executive Officer since July 2017 and is a member of our board of directors. Mr. Bricker has 17 years of experience in the aviation industry. He previously served as the Chief Operating Officer of Allegiant Travel Company from January 2016 to June 2017, as well as various other leadership roles from 2006 to 2016. As Chief Operating Officer of Allegiant Travel Company, Mr. Bricker was the senior executive responsible for marketing, network, operations, treasury, fleet, scheduling, pricing, ancillary products, digital, distribution, charters, loyalty and investor relations. From July 2004 to May 2006, Mr. Bricker was a finance manager at American Airlines. Mr. Bricker holds a BS in Civil Engineering from Texas A&M University and an MBA from the University of Texas.
Dave Davis has served as our Chief Financial Officer since April 2018 and as our President since December 2019 and is a member of our board of directors. Prior thereto, from December 2017 to April 2018, Mr. Davis was an advisor to Sun Country. From July 2014 to February 2017, Mr. Davis served as Chief Executive Officer and a member of the board of directors, and from November 2012 to June 2014, served as Chief Financial Officer and Chief Operating Officer, of Global Eagle Entertainment, Inc., a leading global provider of media content and satellite-based connectivity systems for use in commercial aviation, maritime and remote land-based applications. Prior thereto, Mr. Davis was the Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc., the world’s fourth largest airline prior to its sale to Delta Air Lines in 2008. Additionally, Mr. Davis has held various finance leadership positions at US Airways, Perseus LLC and Budget Group, as well as served on the boards of directors of Globecomm Systems, Inc., Lumexis Corporation and ARINC Corporation. Mr. Davis received a Bachelor of Aerospace Engineering and Mechanics degree and an MBA from the University of Minnesota.
Gregory Mays has served as our Chief Operating Officer since June 2019. Mr. Mays has 29 years of experience in the aviation industry. Prior to joining us, he served as a senior industry advisor with Boston Consulting Group beginning in February 2019. Prior thereto he served seven years at Alaska Airlines from 2011 to 2018, most recently in the role of Vice President of Labor Relations from December 2018 to September 2018. Prior to that Mr. Mays served as Vice President of Maintenance and Engineering. Prior thereto Mr. Mays served at Delta Air Lines, Inc. for 13 years from 1998 to 2011 and started his career at The Boeing company from 1992 to 1998. Over the period has served in various leadership capacities such as

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maintenance and engineering, airport operations, cargo operations, labor relations, and design/test engineering. Mr. Mays earned a BS in Aerospace Engineering from the University and Alabama and an MBA from Emory University.
Eric Levenhagen has served as our Chief Administrative Officer since April 2018 and has served as our Executive Vice President of Legal since April 2017 and as General Counsel since September 2016. Previously, Mr. Levenhagen served as Assistant General Counsel at Landmark Aviation, an aviation services company from September 2014 to August 2016. Prior thereto, Mr. Levenhagen was a practicing corporate attorney from September 2009 to September 2014 and Adjunct Professor of Business Law and Ethics at Belhaven University from January 2010 to July 2016. Before practicing law, Mr. Levenhagen served in marketing and finance roles in several companies, including Northwest Airlines. He received a BS from Texas Christian University and a JD from Mitchell Hamline School of Law in St. Paul, Minnesota.
Jeffrey Mader has served as our Chief Information Officer since April 2018. He previously served as Chief Information Officer at Imagine! Print Solutions from August 2015 to June 2017. From January 1991 to August 2014, Mr. Mader held various senior leadership positions on the technology team at Target. Since 2009, Mr. Mader has been on the board of United Through Reading, a nonprofit organization. He holds a BS in Computer Science, Finance and Management from Minnesota State University, Mankato and an MBA from the University of St. Thomas (St. Paul).
Brian Davis has served as our Chief Marketing Officer since January 2018. Mr. Davis previously served as Special Advisor on Business Strategy to Wingo, a subsidiary of Copa Airlines, from June 2017 to January 2018. From 2005 to 2017, Mr. Davis served in a number of leadership roles at Allegiant Travel Company, including as Vice President of Marketing and Sales from May 2014 to June 2017. Additionally, Mr. Davis was previously an Adjunct Professor of Marketing and PR at California State University, Los Angeles. He holds an MBA from the Wharton School of the University of Pennsylvania.
Grant Whitney has served as our Chief Revenue Officer since May 2019. Prior thereto, he spent nine years at United Airlines from 2010 to 2018, most recently in the role of Vice President of Domestic Network Planning and Aircraft Scheduling from August 2016 to March 2018. Prior to that, Mr. Whitney served as Director of International Planning at US Airways, and spent 8 years at Northwest Airlines in various commercial and network-planning functions. Mr. Whitney holds a BA in Economics from Carleton College and an MBA from the Carlson School of Management at the University of Minnesota.
John Gyurci has served as our Chief Accounting Officer since October 2018. Mr. Gyurci previously served as Corporate Controller at MTS Systems Corporation, a global manufacturing company, from October 2017 to October 2018. Prior thereto, Mr. Gyurci served as Vice President of Financial Accounting & Reporting at Merrill Corporation, a technology company, from July 2011 to October 2017. Prior to that, Mr. Gyurci served as Managing Director of Corporate Accounting & Reporting at Northwest Airlines. He received a BA in Accounting from the University of St. Thomas in St. Paul, Minnesota, and is also a CPA (inactive status) in the state of Minnesota.
Bill Trousdale has served as our Vice President of Financial Planning & Analysis and Treasurer since June 2018. Previously, he served as Vice President of Corporate Finance and Treasurer at Global Eagle Entertainment from May 2016 to October 2017. Prior thereto, Mr. Trousdale worked at Laureate Education from 2009 to 2016, most recently in the role of Vice President of Financial Transformation from October 2014 to March 2016. Prior thereto, he held senior finance positions at Northwest Airlines and US Airways. Mr. Trousdale received a BS in Mechanical Engineering from MIT and an MBA from Northwestern University.
Patrick Kearney is a member of our board of directors. Mr. Kearney joined Apollo in 2017 in the Private Equity Group and is responsible for analyzing investment opportunities and managing existing investments in a wide range of industries, including transportation. Prior to that time, Mr. Kearney was an analyst at Moelis & Company from August 2015 to June 2017. Mr. Kearney graduated magna cum laude from The Wharton School of the University of Pennsylvania, where he earned a B.S. in Economics degree with a concentration in Finance and a minor in Computer Science.
Thomas C. Kennedy is a member of our board of directors. Mr. Kennedy currently serves as President and CFO of SIXT Rent a Car USA. Previously, Mr. Kennedy served as Senior Executive Vice President

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and Chief Financial Officer of Hertz Global Holdings from 2013 to 2018. Hertz filed for bankruptcy protection in May 2020. Prior to joining Hertz, Mr. Kennedy served as Executive Vice President and Chief Financial Officer of Hilton Worldwide Holdings from 2008 to 2013. Between 2003 and 2007, Mr. Kennedy served as Executive Vice President and Chief Financial Officer of Vanguard Car Rental, parent company of the National Car Rental and Alamo Rental Car brands. Prior to joining Vanguard, Mr. Kennedy served in a number of financial positions with increasing responsibilities from 1992 to 2003 at Northwest Airlines, Inc., a global network airline, including Senior Vice President and Corporate Controller; Vice President, Financial Planning and Analysis; Managing Director, Corporate Planning; and, Director Finance and Information Services, Pacific Division, Tokyo, Japan. Mr. Kennedy graduated from Tulane University, summa cum laude and Phi Beta Kappa with a Bachelor of Arts degree majoring in Economics in 1987 where he also was a three-year letterman swimmer. Mr. Kennedy received his Master of Business Administration degree from Harvard University in 1992. Between his undergraduate and graduate studies, Mr. Kennedy worked for Merrill Lynch Capital Markets in their Public Finance investment banking division from 1987 to 1990. Mr. Kennedy serves on the board of the Lobeck Taylor Family Foundation.
Antoine Munfakh is a member of our board of directors. Mr. Munfakh is a Senior Partner at Apollo, having joined in 2008. Previously, Mr. Munfakh served as an Associate at the private equity firm Court Square Capital Partners, where he focused on investments into the Business & Industrial Services sectors. Prior thereto, he started his career as an Analyst in the Financial Sponsor Investment Banking group at JPMorgan, where he provided M&A and financing services in support of private equity transactions. Mr. Munfakh currently serves on the board of directors of Volotea Airlines, Direct ChassisLink Inc, Blume Global, Maxim Crane Works, Apollo Education Group and McGraw-Hill Education, Inc. He also serves on the Board of Governors of The Thirst Project, a charitable organization that builds freshwater wells in developing nations. He previously served on the board of directors of CH2M HILL Companies and Claire’s Stores, Inc. Mr. Munfakh graduated summa cum laude from Duke University with a BS in Economics, where he was elected to Phi Beta Kappa. In 2018, Mr. Munfakh was selected by The M&A Advisor for their Ninth Annual Emerging Leaders Award, commonly referred to as the “40 Under 40” award.
Kerry Philipovitch is a member of our board of directors. Ms. Philipovitch most recently served as Senior Vice President—Customer Experience for American Airlines. She oversaw airline operations impacting critical measures of customer value, including worldwide airport customer service, ramp, and baggage operations; onboard flight service and catering; global call centers; cargo; customer planning; and service recovery. In addition to her operating responsibilities, Ms. Philipovitch worked with the NAACP and other important community partners to develop an inclusion and diversity strategy for the airline, and frequently served as a subject matter expert in educating government officials on important industry issues. Ms. Philipovitch serves on the board of The American Heart Association—Dallas Division, and previously held board positions for Junior Achievement and Homeward Bound in Arizona. Ms. Philipovitch was selected as an honoree for the Dallas Business Journal’s 2019 Women in Business Awards, an award that recognizes business leaders for impressive professional achievements and proven track record. Profiles in Diversity Journal named her as a Woman Worth Watching, and the Phoenix Business Journal selected her as one of the most influential business leaders in the Phoenix area. She has offered expert testimony in two congressional hearings. Passionate about inspiring female leaders, she frequently speaks to groups, offering advice on how to deliver results and advance their careers. Ms. Philipovitch graduated with a bachelor of arts in economics from Tulane University and received her master of business administration from the University of Michigan.
David Siegel has served as our Chairman since March 2021, served as our Executive Chairman from April 2018 to March 2021 and is a member of our board of directors. Prior to joining Sun Country, Mr. Siegel served as the Chief Executive Officer of Ansett Worldwide Aviation Services, one of the world’s 10 largest aircraft leasing companies, from April 2016 to September 2017. From January 2012 to May 2015, Mr. Siegel served as the Chief Executive Officer and President of Frontier Airlines, Inc. Prior thereto, Mr. Siegel served as Chairman and Chief Executive Officer of XOJET, Inc., a TPG Growth backed private aviation company, and as President, Chief Executive Officer and board member of US Airways Group, Inc. Mr. Siegel currently serves on the board of directors and as Chairman of Volotea, S.A. Mr. Siegel earned a MBA with honors from Harvard Business School and graduated magna cum laude from Brown University with an Sc.B. in Applied Mathematics—Economics.

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Juan Carlos Zuazua is a member of our board of directors. Mr. Zuazua has 13 years of experience in the aviation industry serving as the Chief Commercial Officer and promoted to Chief Executive Officer since 2010 of VivaAerobus. Mr. Zuazua holds a BS in Industrial Engineering from Tecnológico de Monterrey and a master degree in Public Policy from Tecnológico de Monterrey School of Government and Public Transformation.
Family Relationships
There are no family relationships among our directors and executive officers.
Loss of Controlled Company Status
Our common stock is listed on Nasdaq. The Apollo Stockholder currently controls more than 50% of the voting power of our outstanding voting stock and, as a result, we are a “controlled company” for the purposes of Nasdaq’s rules and corporate governance standards. Following this offering, the Apollo Stockholder will no longer control more than 50% of the voting power of our outstanding voting stock and, consequently, we will no longer be a “controlled company.” As a result, we will be subject to additional corporate governance requirements, including the requirements that:
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a majority of the board of directors consist of independent directors;

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the nominating and corporate governance committee be composed entirely of independent directors; and

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the compensation committee be composed entirely of independent directors.

The Nasdaq rules provide for phase-in periods for these requirements (including that each such committee consist of a majority of independent directors within 90 days of the consummation of this offering), but we must be fully compliant with the requirements within one year of the date on which we cease to be a “controlled company.” Currently, we do not have a majority of independent directors on our board of directors and only one of the three members of each of our nominating and corporate governance committee and our compensation committee are independent.
Director Independence
While we are a “controlled company” we are not required to have a majority of independent directors. As allowed under the applicable rules and regulations of the SEC and Nasdaq, we intend to phase in compliance with the heightened independence requirements prior to the end of the one-year transition period after we cease to be a “controlled company.” Our independent directors, as such term is defined by the applicable rules and regulations of Nasdaq, are Thomas C. Kennedy, Kerry Philipovitch and Juan Carlos Zuazua.
Board Composition
Our board of directors currently consists of eight members. We have availed ourselves of the “controlled company” exception under the Nasdaq rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have a compensation committee and a nominating/corporate governance committee composed entirely of independent directors. Following this offering, the Apollo Stockholder will no longer control more than 50% of the voting power of our outstanding voting stock and, consequently, we will no longer be a “controlled company.” The board of directors will take all action necessary to comply with the applicable Nasdaq rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted phase-in period.
We were required to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the Company’s registration statement on Form S-1 (File No. 333-252858), which was March 16, 2021. After such 90-day period and until one year from the date of effectiveness of such registration statement, which will be March 16, 2022, we are required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

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Our board of directors is divided into three classes. The members of each class serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Our current directors are divided into the following classes:
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Patrick Kearney, Thomas C. Kennedy and Antoine Munfakh are Class I directors, whose initial terms will expire at the fiscal 2022 annual meeting of stockholders;

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David Siegel and Juan Carlos Zuazua are Class II directors, whose initial terms will expire at the fiscal 2023 annual meeting of stockholders; and

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Jude Bricker, Dave Davis and Kerry Philipovitch are Class III directors, whose initial terms will expire at the fiscal 2024 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control. At each annual meeting, our stockholders will elect the successors to one class of our directors.
The authorized number of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Apollo and its affiliates, including the Apollo Stockholder, own at least 5% of the voting power of our outstanding common stock and there is at least one member of our board of directors who is an Apollo Director, then that Apollo Director must be present for there to be a quorum unless each Apollo Director waives his or her right to be included in the quorum at such meeting.
The Apollo Stockholder has the right, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors (the “Apollo Directors”) comprising a percentage of our board of directors in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number).
For so long as Amazon holds the 2019 Warrants or any shares of common stock issued upon exercise of the 2019 Warrants and the ATSA remains in effect, Amazon will have the right to nominate a member or an observer to our board of directors.
Patrick Kearney and Antoine Munfakh are the Apollo Directors. As of the date of this prospectus, Amazon has not exercised its right to nominate a member or an observer to our board of directors.
The restrictions imposed by federal law and DOT policy currently require that our president and at least two-thirds of the members of our board of directors and other managing officers be citizens of the United States, as defined in 49 U.S.C. § 40102(a)(15).
Board Committees
Our board committees include an executive committee, an audit committee, a compensation committee, a nominating and corporate governance committee and a safety committee. So long as Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of the voting power of our outstanding common stock, a number of directors nominated by the Apollo Stockholder that is as proportionate (rounding up to the next whole director) to the number of members of such committee as is the number of directors that the Apollo Stockholder is entitled to nominate to the number of members of our board of directors will serve on each committee of our board, subject to compliance with applicable law and the rules and regulations of Nasdaq. At least two-thirds of the members of each of the executive committee, audit committee, compensation committee and nominating and corporate governance committee are citizens of the United States, as defined in 49 U.S.C. §40102(a)(15).
Executive Committee
Our executive committee consists of Jude Bricker, as chairperson, Antoine Munfakh and David Siegel. Subject to certain exceptions, the executive committee generally may exercise all of the powers of the board

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of directors when the board of directors is not in session. The executive committee serves at the pleasure of our board of directors. This committee and any of its members may continue or be changed as our board of directors deems appropriate.
Audit Committee
Our audit committee consists of Thomas C. Kennedy, as chairperson, Kerry Philipovitch and Juan Carlos Zuazua.
Until March 16, 2022, we will be required to have a majority of independent directors on our audit committee. After March 16, 2022, we will be required to have an audit committee comprised entirely of independent directors. Our board of directors has determined that Mr. Kennedy qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that Mr. Kennedy, Ms. Philipovitch and Mr. Zuazua are independent as independence is defined in Rule 10A-3 of the Exchange Act and the Nasdaq’s listing standards. The principal duties and responsibilities of our audit committee are as follows:
•
to prepare the annual audit committee report to be included in our annual proxy statement;

•
to oversee and monitor our accounting and financial reporting processes;

•
to oversee and monitor the integrity of our financial statements and internal control system;

•
to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•
to oversee and monitor the performance, appointment and retention of our internal audit department;

•
to discuss, oversee and monitor policies with respect to risk assessment and risk management, and

•
to oversee and monitor our compliance with legal and regulatory matters.

The audit committee also has the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.
Compensation Committee
Our compensation committee consists of Antoine Munfakh, as chairperson, David Siegel and Juan Carlos Zuazua. The principal duties and responsibilities of the compensation committee are as follows:
•
to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

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to review and approve the compensation of our chief executive officer, other executive officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements;

•
to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans and pension plans;

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to administer incentive compensation and equity-related plans and pension plans;

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to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met; and

•
to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We have availed ourselves of the “controlled company” exception under the Nasdaq rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors. Following the completion of this offering, we will cease to be a “controlled company” and must comply with the independent board committee requirements under the Nasdaq rules as they relate to compensation committees within the phase-in periods specified under the Nasdaq rules.

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Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Antoine Munfakh, as chairperson, Kerry Philipovitch and David Siegel. The principal duties and responsibilities of the nominating and corporate governance committee are as follows:
•
to identify candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•
to recommend to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board;

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to recommend to our board of directors candidates to fill vacancies and newly created directorships on the board of directors;

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to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

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to set and review the compensation of the non-executive members of the board of directors;

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to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•
to oversee the evaluation of our board of directors.

We have availed ourselves of the “controlled company” exception under the Nasdaq rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. Following the completion of this offering, we will cease to be a “controlled company” and must comply with the independent board committee requirements under the Nasdaq rules as they relate to nominating and corporate governance committees within the phase-in periods specified under the Nasdaq rules.
Safety Committee
Our safety committee consists of Jude Bricker, as chairperson, Kerry Philipovitch, David Siegel and Juan Carlos Zuazua. Our safety committee assists the board with overseeing the Company’s safety and security processes, procedures and reporting and is responsible for: (i) monitoring management’s efforts to ensure the safety of our passengers and employees; (ii) reviewing our policies, procedures and investments and monitoring our activities with respect to information security; (iii) monitoring and assisting management in creating a uniform safety culture that achieves the highest possible industry standards; and (iv) periodically reviewing all aspects of airline safety and security with management and outside experts as necessary.
Compensation Committee Interlocks and Insider Participation
During 2020, our compensation committee consisted of: Messrs. Joshua Black, Antoine Munfakh and David Siegel. Other than David Siegel, our Chairman, none of these directors has ever served as an officer or employee of the Company. During 2020, none of the members of the compensation committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our board of directors or our compensation committee.
Code of Business Conduct and Ethics
Our board of directors has adopted an amended code of business conduct and ethics that applies to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The code of business conduct and ethics contains general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive

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officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at https://www.ir.suncountry.com. The code of conduct is available on our website.
Board Leadership Structure and Board’s Role in Risk Oversight
The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the board of directors is responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

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EXECUTIVE COMPENSATION
Executive Summary
The Company’s goal for its executive compensation program is to utilize a pay-for-performance compensation program that is directly related to achievement of the Company’s financial and strategic objectives. This program is designed to: (i) provide compensation opportunities that will allow the Company to attract and retain talented executive officers who are essential to the Company’s success; (ii) provide compensation that rewards both individual and corporate performance and motivates the executive officers to achieve corporate strategic objectives; (iii) reward superior financial and operational performance in a given year, over a sustained period and expectations for the future; (iv) place compensation at risk if performance goals are not achieved; and (v) align the interests of executive officers with the long-term interests of stockholders through stock-based awards.
Summary Compensation Table
The following table sets forth the compensation paid or awarded to our named executive officers, or NEOs, by the Company and its affiliates for services rendered in all capacities to the Company and its affiliates in fiscal years 2019 and 2020:
Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Jude Bricker Chief Executive Officer	2020	$200,000	$340,000	$—	$—	$23,777	$563,777
	2019	$200,000	$338,300	$—	$—	$28,970	$567,270
Dave Davis President and Chief Financial Officer	2020	$360,000	$270,000	$—	$—	$14,456	$644,456
	2019	$360,000	$182,275	$—	$549,098	$17,662	$1,109,035
Gregory Mays(1) Chief Operating Officer	2020	$300,000	$56,250	$56,194	$—	$14,663	$427,107
	2019	$162,500	$91,300	$—	$988,950	$90,038	$1,332,788

(1)
Mr. Mays was hired in June 2019.

(2)
The amounts reported reflect the aggregate grant date fair value of an award of fully vested stock.

(3)
The amounts reported reflect the aggregate grant date fair value of each stock option computed in accordance with Accounting Standards Codification 718 Compensation—Stock Compensation (“ASC 718”). See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating this amount. These options were originally granted as options to purchase SCA common stock and were converted into options to purchase common stock in connection with the Reorganization Transactions.

(4)
For each of our NEOs, the amounts under “All Other Compensation” for fiscal year 2019 represent the Company’s contributions in respect of life insurance and our 401(k) Plan ($11,258 for Mr. Bricker, $11,258 for Mr. Davis and $5,534 for Mr. Mays), annual cell phone allowance ($720 for Mr. Bricker, $720 for Mr. Davis and $360 for Mr. Mays), payment for relocation expenses for Mr. Mays ($81,123) and flight benefits under our Air Travel Plan (“ATP”). For fiscal year 2020, the amounts reflect the Company’s contributions in respect of life insurance and our 401(k) Plan ($11,258 for Mr. Bricker, $11,458 for Mr. Davis and $11,210 for Mr. Mays), annual cell phone allowance ($720 for Messrs. Bricker, Davis and Mays) and flight benefits under our ATP. Under the ATP, certain executives, including our NEOs, receive an annual dollar value that they may use for personal travel on our flights for themselves and certain qualifying friends and family. Each one-way flight taken is valued at $75, which is the average cost to us of a one-way flight. For fiscal 2019, each NEO received a travel bank under the ATP ($15,000 for Mr. Bricker and $12,500 for Messrs. Davis and Mays). As the ATP benefit utilized by the executive is taxable income to the NEOs and the Company pays such taxes on a grossed up basis, the amounts reflected under “All Other Compensation” in respect of the ATP benefit utilized were adjusted to $16,993, $5,684 and $3,021 for Messrs. Bricker, Davis and Mays, respectively. For fiscal 2020, each NEO also received a travel bank under the ATP ($15,000 for Mr. Bricker and $12,500 for

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Messrs., Davis and Mays). The amounts reflected in respect of the ATP benefit utilized for fiscal 2020 were adjusted to $11,799, $2,278 and $2,733 for Messrs., Bricker, Davis and Mays, respectively.
Employment Agreements with Named Executive Officers
Jude Bricker Employment Agreement
We entered into a second amended and restated employment agreement with Jude Bricker to serve as Chief Executive Officer of the Company, dated as of November 7, 2018. The agreement extends for an initial term of five years from April 11, 2018 until April 11, 2023, and shall thereafter be automatically extended for successive one-year periods, unless either party provides written notice of non-renewal at least 90 days prior to the expiration of the initial term or any extended term. Pursuant to the employment agreement, Mr. Bricker’s annual base salary shall be no less than $200,000 and Mr. Bricker shall be eligible to receive a non-discretionary annual bonus equal to $60,000, and a discretionary performance-based annual bonus with a target equal to 200% of his annual base salary.
In connection with Mr. Bricker’s agreement, Mr. Bricker received an option to purchase shares of SCA common stock equal to 3% of the fully diluted total outstanding shares of SCA common stock, subject to the terms and conditions set forth in the SCA Acquisition Equity Plan and a nonqualified stock option agreement thereunder. Additionally, Mr. Bricker purchased $6,500,000 in shares of SCA common stock at the same indicative price per share paid by the Apollo Funds, a portion of which was paid through a Company loan to Mr. Bricker in exchange for a promissory note, with a principal amount equal to $2,500,000, which loan was repaid in February 2021.
Mr. Bricker is also entitled to travel benefits, including an annual credit of $15,000 in his ATP account for personal travel on Company scheduled flights for him and certain qualifying friends and family. Mr. Bricker may also travel on scheduled Company flights in accordance with the Company’s general employee travel policy, the cost of which is not deducted from Mr. Bricker’s ATP account. Upon the earlier of April 11, 2023 or a Change in Control (as defined in the SCA Acquisition Equity Plan), Mr. Bricker’s travel benefits will vest for his lifetime and be useable by Mr. Bricker for the remainder of his life.
In addition to the compensation and benefits described herein, Mr. Bricker’s employment agreement also provides for compensation and benefits under specified circumstances in connection with the termination of his employment, as described below under “—Potential Payments upon Termination.”
Mr. Bricker is subject to restrictive covenants, including non-competition during employment and for 18 months thereafter, non-solicitation of employees (including no-hire), consultants, customers and suppliers during employment and for 18 months thereafter, non-disclosure of confidential information for a perpetual period of time and non-disparagement by Mr. Bricker for a perpetual period of time.
Dave Davis Employment Agreement
Sun Country, Inc. entered into an employment agreement with Dave Davis to serve as Chief Financial Officer, effective as of April 11, 2018. Mr. Davis was thereafter promoted to President and Chief Financial Officer effective November 5, 2019. The agreement extends for a term of five years, until April 11, 2023. Pursuant to the employment agreement, Mr. Davis’ annual base salary shall be no less than $420,000 until March 31, 2019 and, beginning April 1, 2019, shall be no less than $360,000. Mr. Davis was eligible to receive a bonus of $168,666 for the calendar year ending December 31, 2018 and, for calendar years 2019 and thereafter, a discretionary annual bonus with a target equal to 75% of his base salary; provided, however, that for calendar year 2019, one-half of the target amount ($135,000) shall be guaranteed and paid to Mr. Davis during the calendar year in equal installments, and during each successive year of the employment term, Mr. Davis may request, subject to approval by the chief executive officer and the board of directors, a portion of his discretionary annual bonus to become guaranteed and payable.
In connection with Mr. Davis’ agreement, Mr. Davis received an option to purchase SCA common stock equal to 1.45% of the fully diluted total outstanding SCA common stock, subject to the terms and conditions set forth in the SCA Acquisition Equity Plan and a nonqualified stock option agreement thereunder. Additionally, Mr. Davis had the opportunity to purchase SCA common stock at the same indicative price per share paid by the Apollo Funds.

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Mr. Davis is also entitled to travel benefits, including an annual credit of $12,500 in his ATP account for personal travel on Company scheduled flights for him and certain qualifying friends and family. Mr. Davis may also travel on scheduled Company flights in accordance with the Company’s general employee travel policy, the cost of which is not deducted from Mr. Davis’ ATP account. Upon the earlier of April 11, 2023 or a Change in Control (as defined in the SCA Acquisition Equity Plan), Mr. Davis’ travel benefits will vest for his lifetime and be useable by Mr. Davis for the remainder of his life.
In addition to the compensation and benefits described herein, Mr. Davis’ employment agreement also provides for compensation and benefits under specified circumstances in connection with the termination of his employment, as described below under “—Potential Payments upon Termination.”
Mr. Davis is subject to restrictive covenants, including non-competition during employment and for 12 months thereafter, non-solicitation of employees (including no-hire), consultants, customers and suppliers during employment and for 12 months thereafter, non-disclosure of confidential information for a perpetual period of time and non-disparagement by Mr. Davis for a perpetual period of time.
Gregory Mays Employment Agreement
Sun Country, Inc. entered into an employment agreement with Gregory Mays to serve as Chief Operating Officer, effective as of June 3, 2019. The agreement extends for an initial term of five years until June 3, 2024 and provides that it would thereafter be automatically extended for successive one-year periods, unless either party provides written notice of non-renewal at least 90 days prior to the expiration of the initial term or any extended term. Pursuant to the employment agreement, Mr. Mays’ annual base salary shall be no less than $300,000. Mr. Mays shall also be eligible to receive a discretionary annual bonus with a target equal to 75% of his annual base salary. Mr. Mays also received a relocation bonus of $52,000 for his relocation to the Minneapolis, Minnesota area; however, if Mr. Mays resigns from employment for any reason prior to June 3, 2021, he must repay to the Company within 30 days of his termination a prorated portion of the relocation bonus.
In connection with Mr. Mays’ agreement, Mr. Mays received an option to purchase SCA common stock equal to 1.0% of the fully diluted total outstanding SCA common stock, subject to the terms and conditions set forth in the SCA Acquisition Equity Plan and a nonqualified stock option agreement thereunder.
Mr. Mays is also entitled to travel benefits, including an annual credit of $12,500 in his ATP account for personal travel on Company scheduled flights for him and certain qualifying friends and family. Mr. Mays may also travel on scheduled Company flights in accordance with the Company’s general employee travel policy, the cost of which is not deducted from Mr. Mays’ ATP account. Upon the earlier of June 3, 2024 or a Change in Control (as defined in the SCA Acquisition Equity Plan), Mr. Mays’ travel benefits will vest for his lifetime and be useable by Mr. Mays for the remainder of his life.
In addition to the compensation and benefits described herein, Mr. Mays’ employment agreement also provides for compensation and benefits under specified circumstances in connection with the termination of his employment, as described below under “—Potential Payments upon Termination.”
In connection with his employment agreement, Mr. Mays is subject to restrictive covenants, including non-competition during employment and for 12 months thereafter, non-solicitation of employees (including no-hire), consultants, customers and suppliers during employment and for 12 months thereafter, non-disclosure of confidential information for a perpetual period of time and non-disparagement by Mr. Mays for a perpetual period of time.
2020 Outstanding Equity Awards at Fiscal Year-End Table
The following table lists each NEO’s outstanding equity awards at the end of fiscal 2020.

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Outstanding Equity Awards At Fiscal 2020 Year-End
Executive	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)(4)	Option Exercise Price ($)	Option Expiration Date
Jude Bricker	310,319	310,319	991,409	$5.30	11/21/2028
Dave Davis(1)	124,127	124,128	396,563	$5.30	4/17/2028
	12,929	38,790	82,616	$15.17	11/19/2029
Gregory Mays	51,719	155,160	330,469	$5.30	7/1/2029

(1)
On November 19, 2019, Mr. Davis was granted additional options with an exercise price of $15.17 in connection with his promotion to President and Chief Financial Officer.

(2)
Options were originally granted as options to purchase SCA common stock and were converted into options to purchase common stock in connection with the Reorganization Transactions.

(3)
For Messrs. Bricker and Davis, the time-based component of options granted in 2018 vest and become exercisable ratably on each of the first four anniversaries of April 11, 2018, subject to the holder continuing to provide services to the Company through each such vesting date. For Mr. Davis, the time-based component of options granted in 2019 vest and become exercisable ratably on each of the first four anniversaries of November 5, 2019, subject to the holder continuing to provide services to the Company through each such vesting date. For Mr. Mays, the time-based component of options vest and become exercisable ratably on each of the first four anniversaries of June 3, 2019, subject to the holder continuing to provide services to the Company through each such vesting date. All time-based options will accelerate and vest in full upon a Change in Control (as defined in the SCA Acquisition Equity Plan).

(4)
Performance-based options vest and become exercisable upon a Change in Control (as defined in the SCA Acquisition Equity Plan) subject to the satisfaction of performance-based criteria. Specifically, 33% of the performance-based options will vest and become exercisable upon a Change in Control if the Company’s private equity investors achieve a MOIC of 3.0x and 100% of the performance-based options will vest and become exercisable upon a Change in Control if the Company’s private equity investors achieve a MOIC of at least 5.0x. Vesting in respect of achievement between a MOIC of 3.0x and a MOIC of 5.0x is linearly interpolated. In the event that 100% of the performance-based options have not vested prior to or at the time of the effectiveness of our initial public offering, on certain “MOIC Test Dates” (i.e., months following our initial public offering), unvested performance-based options will vest according to the following schedule based on achievement of a multiple equal to the ratio of (i) the sum of (A) the amount of all cash consideration, plus (B) the then-current value of the shares held by the Company’s private equity investors based on the volume weighted average price for the trailing ninety consecutive trading days immediately preceding the applicable MOIC Test Date to (ii) the amount of the Company’s private equity investors’ invested capital, provided that the amount of such invested capital shall not be reduced by distributions (the “TRMOIC”):

Months Post-IPO (“MOIC Test Date”)	% of Performance-Based Options Eligible to Vest	Vested Amount Based on 3.0x TRMOIC	Vested Amount Based on 5.0x TRMOIC
12	25%	7.5%	25%
18	37.5%	11.25%	37.5%
24	50%	15.0%	50%
30	62.5%	18.75%	62.5%
36	75%	22.5%	75%
Vesting in respect of achievement between a TRMOIC of 3.0x and a TRMOIC of 5.0x will be linearly interpolated. On each MOIC Test Date, the percentage of the performance-based options that will vest on that date will be added to the percentage of the performance-based options that vested prior to the applicable MOIC Test Date, provided, however, that on any given MOIC Test Date, the total percentage of the performance-based options that may vest will not exceed the percentage shown for the applicable MOIC Test Date under the column heading “Vested Amount Based on 5.0x TRMOIC.”

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Potential Payments Upon Termination
Upon a termination of employment for any reason, each NEO would be entitled to (i) any amount of annual base salary earned, but not yet paid, through the termination date, (ii) any annual bonus for the year prior to the year of termination that was earned, but not yet paid, (iii) any expenses owed to the NEO and (iv) any amount arising from the NEO’s participation in, or benefits under, any employee benefit plans, programs or arrangements (including, where applicable, any death and disability benefits) (the “Accrued Obligations”). Pursuant to the terms of each NEO’s option award agreement, all unvested options would automatically terminate without consideration upon a termination of employment for any reason.
Upon a termination of employment by the Company or its subsidiary without Cause (including, for Messrs. Bricker and Davis, a non-renewal by the Company or its subsidiary), or in the case of Mr. Bricker, a resignation by Mr. Bricker for Good Reason (each, a “Qualifying Termination”), each NEO would be entitled to: (i) his Accrued Obligations and (ii) continued payment of his base salary until the earlier of the 12-month (for Mr. Bricker, 18-month) anniversary of the termination date and the first date that the NEO violates any of his restrictive covenants after receipt of notice thereof and expiration of a 10-business day cure period (the “Severance Benefits”). The Severance Benefits are conditioned upon the NEO’s execution of a general release of claims.
For purposes of each NEO’s employment agreement, Cause shall mean: (i) the NEO’s indictment for, conviction of, or plea of guilty or nolo contendere to, any (x) felony, (y) misdemeanor involving moral turpitude, or (z) other crime involving either fraud or a breach of the NEO’s duty of loyalty with respect to the Company or any affiliates thereof, or any of its customers or suppliers, (ii) the NEO’s failure to perform duties as reasonably directed by the board of directors (other than as a consequence of disability) after written notice thereof and failure to cure within ten business days of receipt of the written notice, (iii) the NEO’s fraud, misappropriation, embezzlement (whether or not in connection with employment), or material misuse of funds or property belonging to the Company or any of its affiliates, (iv) the NEO’s willful violation of the policies of the Company or any of its subsidiaries, or gross negligence in connection with the performance of his duties, after written notice thereof and failure to cure within ten business days of receipt of written notice, (v) the NEO’s use of alcohol that interferes with the performance of the NEO’s duties or use of illegal drugs, if either (A) the NEO fails to obtain treatment within ten business days after receipt of written notice thereof or (B) the NEO obtains treatment and, following NEO’s return to work, the NEO’s use of alcohol again interferes with the performance of the NEO’s duties or the NEO again uses illegal drugs, (vi) the NEO’s material breach of his employment agreement, and failure to cure such breach within ten business days after receipt of written notice or (vii) the NEO’s breach of the confidentiality or non-disparagement provisions (excluding unintentional breaches that are cured within ten days after the NEO becomes aware of such breaches, to the extent curable) or the non-competition and non-solicitation provisions to which the NEO is subject. If, within 30 days subsequent to the NEO’s termination of employment for any reason other than by the Company or its subsidiary for Cause, the Company or its subsidiary discovers facts such that the NEO’s termination of employment could have been for Cause, the NEO’s termination of employment will be deemed to have been for Cause for all purposes, and the NEO will be required to disgorge to the Company or its subsidiary all amounts received under his employment agreement, all equity awards or otherwise that would not have been payable to the NEO had such termination of employment been by the Company or its subsidiary for Cause.
For purposes of Mr. Bricker’s employment agreement, Good Reason shall mean any of the following actions are taken by the Company without his express written consent: (i) a material reduction of Mr. Bricker’s duties and responsibilities in his capacity as an employee of the Company, (ii) the relocation of Mr. Bricker’s principal office location by more than 50 miles from the Minneapolis, Minnesota area (provided that the same materially increases his commute), (iii) any material breach by the Company of any material term or provision of Mr. Bricker’s employment agreement or (iv) a material reduction in Mr. Bricker’s annual base salary; provided, that any such event shall not constitute Good Reason unless and until Mr. Bricker shall have provided the Company with written notice thereof no later than thirty days following the initial occurrence of such event and the Company shall have failed to fully remedy such event within thirty days of receipt of such notice, and Mr. Bricker shall have terminated his employment with the Company within ten days following the expiration of such remedial period.

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Pursuant to 17 C.F.R. Section 200.83
In the event that the payment of the severance benefits described above (together with any other payments or benefits) will result in a NEO being subject to the excise tax imposed on certain “golden parachute” arrangements under Sections 280G and 4999 of the Code, the NEOs’ employment agreements provide that such payments and benefits will be reduced to the largest amount which can be paid to the NEO without the imposition of such excise tax, but only if such reduction would result in the NEO retaining a larger after-tax benefit than if he had received all payments and been subject to the excise tax.
In addition, subsequent to fiscal 2020, on March 6, 2021, our board of directors approved letter agreements for each of Messrs. Bricker and Davis, which provide for certain post-termination health care benefits (collectively, “Post Termination Healthcare Benefits”). Specifically, if such executive is terminated for any reason other than “Cause”, he shall be eligible to receive COBRA continuation medical coverage for himself and his spouse and eligible dependents until the earlier of such executive (i) becoming eligible for coverage under another employer’s benefit plans or (ii) becoming eligible for Medicare. The cost of such coverage will be paid by the Company and reported as taxable income on an annual basis. The executive will also receive an additional amount of compensation so that such COBRA coverage will be on a tax free basis. If the Company determines that it would not be legally permitted to continue executive’s COBRA coverage under the Company’s medical plans, the Company shall, to the extent permitted by law, provide Executive with an amount of compensation on an annual basis (on an after tax basis) to enable executive to purchase a fully-insured insurance medical coverage policy for himself, his spouse and eligible dependents (provided that, such additional compensation will no longer be provided on the date the executive becomes eligible for coverage under another employer’s group health plan or Medicare).
Equity Compensation Plans
We currently maintain the SCA Acquisition Equity Plan. In connection with the Reorganization Transactions, all outstanding options to purchase SCA common stock were converted into options to purchase common stock.
2021 Omnibus Incentive Plan
In connection with our initial public offering, our board of directors adopted, and our stockholders approved, our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which became effective in connection with the consummation of our initial public offering. As a result, we will not issue additional options under the SCA Acquisition Equity Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan.
Administration.   The compensation committee of our board of directors administers the Omnibus Incentive Plan. The compensation committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The compensation committee has full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.
Eligibility.   Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates who are selected by the compensation committee will be eligible for awards under the Omnibus Incentive Plan. The compensation committee has the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.
Number of Shares Authorized.   Pursuant to the Omnibus Incentive Plan, we have reserved an aggregate of 3,600,000 shares of our common stock for issuance of awards to be granted thereunder. No more than 3,600,000 shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $500,000, provided that the foregoing limitation will not apply to any awards issued to a non-employee director in respect of any one-time initial equity grant upon a non-employee director’s appointment to the board of directors. If any

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, shares of our common stock subject to such award will again be made available for future grants. Any shares that are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance, but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan. Shares of common stock withheld by, or otherwise remitted to the Company to satisfy a participant’s tax withholding obligations upon the lapse of restrictions on, or settlement of, an award, other than a stock option or SAR, will again be available for awards under the share pool.
Change in Capitalization.   If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the compensation committee shall (other than with respect to other cash-based awards) make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or any applicable performance measures (including, without limitation, performance conditions and performance periods), or such other equitable substitution or adjustments as the compensation committee may determine appropriate.
Awards Available for Grant.   The compensation committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.” All awards granted under the Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the compensation committee.
Stock Options.   The compensation committee is authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by the Company’s insider trading policy, the option’s term shall be extended automatically (other than with respect to options with an exercise price as of the end of the option period (prior to any such extension) that is not less than the fair market value of a share of common stock at such time) until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or by delivery of shares of our common stock valued at the fair market value at the time the option is exercised, or any combination of the foregoing, provided that such shares are not subject to any pledge or other security interest, or by such other method as the compensation committee may permit in its sole discretion, including (i) by delivery of other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. No fractional shares of common stock shall be issued or delivered pursuant to the Omnibus Incentive Plan or any award, and the compensation committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of common stock or whether such fractional shares of common stock or any rights thereto shall be canceled, terminated or otherwise eliminated.
Stock Appreciation Rights.   The compensation committee is authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the compensation committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock underlying each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be ten years from the date of grant.
Restricted Stock.   The compensation committee is authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that is generally non-transferable and is subject to other restrictions determined by the compensation committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.
Restricted Stock Unit Awards.   The compensation committee is authorized to grant restricted stock unit awards, which will be subject to the terms and conditions established by the compensation committee. A restricted stock unit award, once vested, may be settled in a number of shares of our common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the compensation committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our common stock, either in cash or, at the sole discretion of the compensation committee, in shares of our common stock having a fair market value equal to the amount of such dividends (or a combination of cash and shares), and interest may, at the sole discretion of the compensation committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the compensation committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time that the underlying restricted stock units are settled.
Other Stock-Based Awards and Other Cash-Based Awards.   The compensation committee is authorized to grant awards of unrestricted shares of our common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our common stock, or awards that provide for cash payments based in whole or in part on the value of our common stock and other cash-based awards under such terms and conditions as the compensation committee may determine and as set forth in the applicable award agreement.
Effect of Termination of Service a Change in Control.   To the extent permitted under Section 409A of the Code, the compensation committee may provide, by rule or regulation or in any applicable award agreement, or may determine in any individual case, the circumstances in which, and to the extent which, an award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to the end of a performance period or vesting, exercise or settlement of such award. In the event of a change in control, notwithstanding any provision of the Omnibus Incentive Plan to the contrary, the compensation committee may provide for: (i) continuation or assumption of outstanding awards under the Omnibus Incentive Plan by the Company (if it is the surviving corporation) or by the surviving corporation or its parent; (ii) substitution by the surviving corporation or its parent of awards with

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
substantially the same terms and value for such outstanding awards (in the case of an option or SAR, the intrinsic value (i.e., the excess, if any, of the price or implied price per share in a change in control or other event over the exercise or hurdle price of such award, multiplied by the number of shares covered by such award at grant of such substitute award); (iii) acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or other performance conditions deemed met at target) or right to exercise such outstanding awards immediately prior to or as of the date of the change in control, and the expiration of such outstanding awards to the extent not timely exercised by the date of the change in control or other date thereafter designated by the compensation committee; or (iv) in the case of an option or SAR, cancelation in consideration of a payment in cash or other consideration to the participant who holds such award in an amount equal to the intrinsic value of such award (which may be equal to but not less than zero), which, if in excess of zero, shall be payable upon the effective date of such change in control. For the avoidance of doubt, in the event of a change in control, the compensation committee may, in its sole discretion, terminate any option or SARs for which the exercise or strike price is equal to or exceeds the per share value of the consideration to be paid in the change in control transaction without payment of consideration therefor.
Nontransferability.   Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the compensation committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).
Amendment.   The Omnibus Incentive Plan has a term of ten years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.
The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to any award theretofore granted will not to that extent be effective without the consent of the affected participant; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (ii) the compensation committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or, in each case, with another award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the compensation committee may not take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and (iv) the compensation committee may not cancel any outstanding option or SAR that has a per-share exercise price or strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof. However, stockholder approval is not required with respect to clauses (i), (ii), (iii) and (iv) above with respect to certain adjustments on changes in capitalization.
Clawback/Forfeiture.   Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act) and/or the rules and regulations of Nasdaq or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.
Whistleblower Acknowledgments.   Nothing in the Omnibus Incentive Plan or award agreement will (i) prohibit a participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act, or of any other whistleblower protection provisions of federal law or regulation, or (ii) require prior approval by the Company or any of its affiliates of any reporting described in clause (i).

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
U.S. Federal Income Tax Consequences
The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.
Stock Options.   Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon vesting or exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the later of two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming the holding period is satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes.
No income will be realized by a participant upon grant or vesting of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same excess amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.
SARs.   No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Restricted Stock.   A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Restricted Stock Units.   A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.
Section 162(m).   In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. The existing regulations under Section 162(m) may provide us, as a new publicly traded company, transition relief from the $1,000,000 deduction limitation until our first stockholders meeting at which directors are elected in the year that is three years following the closing of our initial public offering. However, the IRS has requested comments from interested stakeholders on the application of Section 162(m) to new publicly traded companies in light of the Tax Cuts and Jobs Act, which was passed at the end of 2017, and which made significant changes to Section 162(m). It is possible that the IRS might narrow or eliminate the transition relief. In addition, we reserve the right to award compensation as to which a deduction may be limited under Section 162(m) where we believe it is appropriate to do so.
Director Compensation
2020 Director Compensation
During 2020, none of the members of our board of directors received any compensation from the Company for their services on the board, except as set forth below.
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards(2)	All Other Compensation ($)(3)	Total ($)
David Siegel(4)	$60,000	$—	$—	$2,458	$62,458
Juan Carlos ZuaZua	$50,000	$—	$38,743	$—	$88,743
Kerry Philipovitch	$—	$49,987	$—	$—	$49,987

(1)
This reflects an annual cash retainer amount. Ms. Philipovitch joined our board of directors in December 2020 and beginning fiscal year 2021, her annual cash retainer amount will be $50,000.

(2)
The amounts reported reflect the aggregate grant date fair value of each award granted in 2020. In 2020, Mr. ZuaZua was granted an option award to purchase 4,722 shares of common stock which was fully vested on the date of grant and Ms. Philipovitch was granted a fully vested award of 2,889 shares of common stock. In addition, in 2019, Mr. Siegel was granted a one-time fully vested award of 56,665 shares of SCA common stock as compensation for certain diligence services in connection with our acquisition by the Apollo Funds and Mr. ZuaZua was granted an award of options to purchase 4,722 shares of SCA common stock, which fully vested on April 17, 2020.

(3)
The amounts under “All Other Compensation” represent the Company’s contributions in respect of life insurance and our 401(k) Plan. The value of this benefit is reported as taxable income with taxes on such income paid for by the Company.

(4)
In addition, upon his termination of service without cause, Mr. Siegel shall be eligible to receive certain Post Termination Health Care Benefits, as approved by our board of directors on March 6, 2021.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our executive officers and directors (see “Executive Compensation” for a discussion of compensation arrangements for our named executive officers and directors) and the transactions discussed below, there were no transactions, to which we were a party or will be a party, in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions
We have adopted a written Related Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee has overall responsibility for implementation of and compliance with the policy.
For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.
The policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.
The policy also provides that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.
The Reorganization Transactions
Prior to our initial public offering, the Apollo Funds engaged in a series of transactions to form a new holding company, which is the Apollo Stockholder, that acquired all of the outstanding shares of SCA common stock held by one of the Apollo Funds and acquired and immediately exercised all of the warrants to purchase SCA common stock that were held by another Apollo Fund. As a result, the Apollo Stockholder owned 45,332,640 shares of SCA common stock, which represented approximately 96.9% of the outstanding SCA common stock.
On January 31, 2020, SCA Acquisition Holdings, LLC was converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sun Country Airlines Holdings, Inc. In connection with our conversion to a corporation, all of the outstanding shares of SCA common stock were converted into shares of our common stock, the outstanding warrants held by Amazon to purchase shares of SCA common stock were converted into warrants to purchase shares of our common stock and all of the outstanding options to purchase shares of SCA common stock were converted into options to purchase shares of our common stock. As a result of the conversion, Sun Country Airlines Holdings, Inc.

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Pursuant to 17 C.F.R. Section 200.83
continued to hold all property and assets of SCA Acquisition Holdings, LLC and assumed all of the debts and obligations of SCA Acquisition Holdings, LLC, the members of the board of directors of SCA Acquisition Holdings, LLC became the members of the board of directors of Sun Country Airlines Holdings, Inc. and the officers of SCA Acquisition Holdings, LLC became the officers of Sun Country Airlines Holdings, Inc.
Prior to our initial public offering, on March 3, 2021, we effected an approximately 18.8886 for 1 stock split of our common stock (the “Stock Split”), with exercise prices for our outstanding warrants and options appropriately adjusted.
In this prospectus, we refer to the transactions described above as the “Reorganization Transactions.”
Transactions with Executive Officers and Directors
On April 11, 2018, Jude Bricker, our Chief Executive Officer and a director, purchased 1,227,759 shares of SCA common stock at a purchase price of $5.30 per share. In addition, Mr. Bricker borrowed $2,500,000 from SCA Acquisition Holdings, LLC pursuant to a promissory note issued on April 20, 2018. The loan was repaid in full in February 2021.
On April 11, 2018, David Siegel, our Chairman and a director, purchased 188,886 shares of SCA common stock at a purchase price of $5.30 per share. In addition, Mr. Siegel borrowed $1,000,000 from SCA Acquisition Holdings, LLC pursuant to a promissory note issued on April 20, 2018. The loan was repaid in full in February 2021. On August 1, 2019, SCA Acquisition Holdings, LLC issued 56,665 shares of SCA common stock to Mr. Siegel as compensation for certain diligence services in connection with our acquisition by the Apollo Funds.
EETC Financing
An affiliate of Apollo, Apollo Global Securities, LLC, acted as co-manager in connection with the 2019-1 EETC financing and received customary placement agent fees of approximately $198,870.
Initial Public Offering
An affiliate of Apollo, Apollo Global Securities, LLC, was an underwriter in our initial public offering and received underwriting discounts and commissions in connection with our initial public offering of approximately $1.0 million.
Secondary Offering
An affiliate of Apollo, Apollo Global Securities, LLC, was an underwriter in a secondary offering of our common stock by the Apollo Stockholder, which closed on May 24, 2021, and received underwriting discounts and commissions in connection with such offering of approximately $704,727.
This Offering
An affiliate of Apollo, Apollo Global Securities, LLC, is an underwriter in this offering and will receive a portion of the underwriting discounts and commissions in connection with this offering.
As more fully discussed in “Underwriting (Conflict of Interest)—Conflict of Interest,” because affiliates of Apollo own in excess of 10% of our outstanding shares prior to the consummation of this offering, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the applicable provisions of FINRA Rule 5121.
Stockholders Agreement
On May 16, 2018, SCA Acquisition Holdings, LLC entered into the Amended and Restated Stockholders’ Agreement (as amended or modified from time to time, the “Stockholders Agreement”) with AP VIII (SCA Stock AIV), LLC (“Stock AIV”) and the co-investors and other stockholders party thereto, which imposes certain transfer restrictions and provides for the Company’s right to repurchase any common

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
stock proposed to be sold by the holders party thereto and the Company’s right to repurchase any common stock held by such holders in the event they are terminated from their employment or consultancy with the Company. The Stockholders Agreement also provides Stock AIV with certain drag-along rights and the other holders party thereto with certain tag-along rights in the event of a disposition of the shares of common stock held by them. On January 31, 2020, in connection with the Reorganization Transactions, the Stockholders Agreement was amended and restated to reflect the Apollo Stockholder’s acquisition of SCA common stock from Stock AIV and our conversion to a corporation.
We further amended and restated the Stockholders Agreement in connection with our initial public offering to eliminate certain transfer restrictions and the repurchase, drag-along and tag-along rights and to provide that the Apollo Stockholder has the right, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of the voting power of our outstanding common stock, to nominate a number of directors comprising a percentage of the board in accordance with its beneficial ownership of our outstanding common stock (rounded up to the nearest whole number), except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own more than 50% of the voting power of our outstanding common stock, the Apollo Stockholder will have the right to nominate a majority of the directors. See “Management—Board Composition.”
Additionally, the Stockholders Agreement also specifies that Amazon will have the right to nominate a member or an observer to our board of directors for so long as Amazon holds the 2019 Warrants or any shares of common stock issued upon exercise of the 2019 Warrants and the ATSA remains in effect. Further, the Stockholders Agreement sets forth certain information rights granted to the Apollo Stockholder.
The Stockholders Agreement also provides that until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 25% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of the Apollo Stockholder, including:
•
amending, modifying or repealing (whether by merger, consolidation or otherwise) any provision of our certificate of incorporation, our bylaws or equivalent organizational documents of our subsidiaries in a manner that adversely affects the Apollo Stockholder and its affiliates;

•
issuing additional shares of our or our subsidiaries’ equity securities other than any award issued pursuant to an equity compensation plan approved by the stockholders or a majority of the Apollo Directors, or intracompany issuance among the Company and our wholly-owned subsidiaries;

•
merging or consolidating with or into any other entity, or transferring (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and our subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any other transaction that would constitute a “change of control” as defined in the Stockholders Agreement (other than, in each case, transactions among the Company and our wholly-owned subsidiaries);

•
any material acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, other than acquisitions of aircraft or engines in the ordinary course of business and other ordinary course acquisitions with vendors, customers and suppliers;

•
any material disposition of any of our or our subsidiaries’ assets or equity interests, other than dispositions of aircraft or engines in the ordinary course of business;

•
undertaking any liquidation, dissolution or winding up of the Company, Sun Country, Inc. or any other material subsidiary of the Company;

•
the incurrence of indebtedness for borrowed money, in a single transaction or a series of related transactions, aggregating to more than $25.0 million, except for (i) debt under a revolving credit facility that has previously been approved or is in existence on the date of closing of our initial public offering, (ii) intercompany indebtedness or (iii) financing arrangements for aircraft and engines permitted to be acquired under the Stockholders Agreement;

•
hiring or terminating any executive officer of our Company or designating any new executive officer of the Company;

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
effecting any material change in the nature of the business of the Company and its subsidiaries, taken as a whole; or

•
a change in the size of our board of directors.

Registration Rights Agreement
On March 19, 2021, we entered into a registration rights agreement (the “Registration Rights Agreement”) with the Apollo Stockholder, Amazon, PAR Capital and certain of our existing holders of our common stock prior to our initial public offering (collectively, the “Holders”). Subject to several exceptions, including our right to defer a demand registration, shelf registration or underwritten offering under certain circumstances, the Apollo Stockholder and, under certain circumstances, Amazon, may require that we register for public resale under the Securities Act all shares of common stock that it requests to be registered at any time, subject to the restrictions in the lock-up agreements, so long as the securities being registered in each registration statement or sold in any underwritten offering are reasonably expected to produce aggregate proceeds of at least $50.0 million.
If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve calendar months after the date of our initial public offering, the Apollo Stockholder and, under certain circumstances, Amazon, have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The Apollo Stockholder also has the right to request marketed and non-marketed underwritten offerings using a shelf registration statement, and all Holders have the right to participate in these underwritten offerings.
If we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities (including for sale by us or at the request of the Apollo Stockholder), we will be required to use our reasonable best efforts to offer the parties to the Registration Rights Agreement the opportunity to register the sale of all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement (customarily known as “piggyback rights”).
All expenses of registration under the Registration Rights Agreement, including the legal fees of counsel chosen by stockholders participating in a registration, will be paid by us.
The registration rights granted in the Registration Rights Agreement are subject to customary restrictions including blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter or underwriters. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by Delaware law.
Any sales in the public market of any common stock registrable pursuant to the Registration Rights Agreement could adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price” and “Shares Eligible for Future Sale.”
This offering is being made pursuant to the terms of the Registration Rights Agreement.
Income Tax Receivable Agreement
On March 19, 2021, we entered into an income tax receivable agreement pursuant to which our pre-IPO stockholders have the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) for periods starting at least 12 months after the closing date of our initial public offering as a result of the utilization of our and our subsidiaries’ tax attributes existing at the time of our initial public offering. These tax attributes, which we refer to as the “Pre-IPO Tax Attributes,” include net operating loss carryforwards, deductions, tax basis and certain other tax attributes, in each case that relate to periods (or portions thereof) ending on or prior to the closing date of our initial public offering.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
We expect to be able to utilize the Pre-IPO Tax Attributes. We expect that the Pre-IPO Tax Attributes will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.
For purposes of the income tax receivable agreement, cash savings in income tax are computed by reference to the reduction in the liability for income taxes resulting from the utilization of the tax benefits subject to the income tax receivable agreement. The term of the income tax receivable agreement will continue until all relevant tax benefits have been utilized or expired.
Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such tax benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our and our subsidiaries’ actual cash tax savings.
Any future changes in the realizability of our Pre-IPO Tax Attributes in each case, attributable to periods prior to our initial public offering, will impact the amount of the liability that will be paid to our pre-IPO stockholders. Assuming no material changes in the relevant tax law, that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement and our current taxable income estimates, we would expect that future payments under the income tax receivable agreement will aggregate to approximately $96.5 million. Based on our current taxable income estimates, we expect to pay the majority of this obligation by the end of our 2025 fiscal year. We plan to use cash flow from operations and availability under the Revolving Credit Facility to fund our obligations under the income tax receivable agreement.
If we undergo certain mergers, stock and asset sales, other forms of business combinations or other transactions constituting a “changes of control” as defined in the income tax receivable agreement, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO Tax Attributes. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the assumptions described above.
The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the income tax receivable agreement. Payments obligations under the income tax receivable agreement are our obligations and not obligations of any of our subsidiaries. Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our existing and future debt agreement, as well as restrictions in government programs, may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. The actual utilization of the Pre-IPO Tax Attributes as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.
To the extent that we are unable to make payments under the income tax receivable agreement for any reason, other than due to restrictions under our or our subsidiaries’ indebtedness, such payments will be deferred and will accrue interest at a rate of LIBOR plus 5.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement due to restrictions under our and our subsidiaries’ indebtedness, such payments will be deferred and will accrue interest at a rate of LIBOR plus 3.00% per annum until paid.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Based on our current income projections, we anticipate that payments under the income tax receivable agreement will be made when, and in amounts equal to 85% of, the cash tax saving we actually realize as a result of utilization of Pre-IPO Tax Attributes. However, due to the manner in which payments under the income tax receivable agreement are calculated, such payments may be greater than, and made in advance of, our actual cash tax savings attributable to the Pre-IPO Tax Attributes.
No payments under the income tax receivable agreement will be required until at least 12 months after the closing date of our initial public offering. Our first obligations to pay amounts owed to our pre-IPO stockholders under the income tax receivable agreement will not arise until 2023 at the earliest. In addition, if we are prohibited from making payments under the income tax receivable agreement for tax benefits utilized during any periods pursuant to the CARES Act or other governmental programs, we will not be required to make such payments to Pre-IPO stockholders for tax benefits utilized during such periods. Further, if the Company enters into indebtedness with a government entity of the United States that prohibits payments and will not allow such payments to be deferred, then such payments will not need to be made.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth the beneficial ownership of our common stock as of June 30, 2021, by:
•
the selling stockholder;

•
each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•
each of our named executive officers for fiscal year 2020;

•
each of our current directors; and

•
all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is 2005 Cargo Road, Minneapolis, MN 55450.
Upon completion of this offering, we expect that Apollo and its affiliates, including the Apollo Stockholder, will no longer beneficially own more than 50% of the voting power of our outstanding common stock. See “Description of Capital Stock—Composition of Board of Directors; Election and Removal” and “Description of Capital Stock—Certain Corporate Anti-takeover Provisions.”
	Shares of Common Stock Beneficially Owned Before the Offering		Shares of Common Stock Beneficially Owned After the Offering Assuming Underwriters’ Option is Not Exercised		Shares of Common Stock Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised
	Number	Percent	Number	Percent	Number	Percent
5% Stockholders and Selling Stockholder
SCA Horus Holdings, LLC(1)	32,562,520	57.0%
Named Executive Officers and Directors
Jude Bricker(2)	1,592,710	2.8%
Dave Davis(3)	199,120	*
Gregory Mays(4)	105,693	*
Thomas C. Kennedy	—	—	—	—	—	—
Patrick Kearney(1)(5)	—	—	—	—	—	—
Antoine Munfakh(1)(5)	—	—	—	—	—	—
Kerry Philipovitch	5,139	*
David Siegel(6)	321,708	*
Juan Carlos Zuazua(7)	10,444	*
All current directors and executive officers as a group (15 persons)(8)	2,667,750	4.6%

*
Less than 1%.

(1)
The Apollo Stockholder is managed by a board of directors consisting of Laurie Medley, Patrick Kearney and Antoine Munfakh. Ms. Medley and Messrs. Kearney and Munfakh each disclaim any beneficial ownership of the shares of common stock held by the Apollo Stockholder except to the extent of their pecuniary interest therein. The address for the Apollo Stockholder is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)
Number of shares of common stock beneficially owned includes 465,478 shares of common stock issuable upon the exercise of options within 60 days.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
(3)
Number of shares of common stock beneficially owned includes 199,120 shares of common stock issuable upon the exercise of options within 60 days.

(4)
Number of shares of common stock beneficially owned includes 103,438 shares of common stock issuable upon the exercise of options within 60 days.

(5)
Each of Patrick Kearney and Antoine Munfakh is affiliated with Apollo Management, L.P. and its affiliated investment managers and advisors. Each of Messrs. Kearney and Mr. Munfakh disclaims beneficial ownership of the shares of common stock held by the Apollo Stockholder except to the extent of his pecuniary interest therein. The address of each of Messrs. Kearney and Mr. Munfakh is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(6)
Number of shares of common stock beneficially owned includes 116,367 shares of common stock issuable upon the exercise of options within 60 days.

(7)
Number of shares of common stock beneficially owned includes 9,444 shares of common stock issuable upon the exercise of options within 60 days.

(8)
Number of shares of common stock beneficially owned includes 1,317,936 shares of common stock issuable upon the exercise of options within 60 days.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws and the DGCL.
General
Our capital stock consists of 1,000,000,000 authorized shares, of which 995,000,000 shares, par value $0.01 per share, are designated as “common stock” and 5,000,000 shares, par value $0.01 per share, are designated as “preferred stock.” As of June 30, 2021, there were 57,158,467 shares of common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Voting Rights.   The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally.
Dividend Rights.   Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.
Liquidation Rights.   Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any the outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.
Other Matters.   Holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may designate and issue in the future.
Preferred Stock
Pursuant to our certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations, voting rights (full, limited or no voting rights), powers, preferences, participating, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof, of each series as our board of directors from time to time may adopt by resolution (and without further stockholder approval). Each series of preferred stock will consist of an authorized number of shares as will be stated and expressed in the certificate of designations providing for the creation of the series.
Warrants
In connection with the ATSA, we issued warrants (the “2019 Warrants”) to purchase an aggregate of 9,482,606 shares of SCA common stock at an exercise price of approximately $15.17 per share to Amazon. In connection with the Reorganization Transactions, the 2019 Warrants were converted into warrants to purchase an aggregate of 9,482,606 shares of our common stock and the exercise price remained unchanged. 1.0% of the 2019 Warrants vested upon issuance of the warrants and incremental tranches vest upon certain milestones of aggregate global payments by Amazon to the Company or its affiliates pursuant to the ATSA up to a total of $1.12 billion of aggregate payments. As of June 30, 2021, approximately 13.3% of the 2019 Warrants were vested. Any unvested 2019 Warrants will become vested upon a change of control (as defined in the 2019 Warrant) or certain transfers of 30% or more of the voting power in the Company to a new person or group (other than any equity offering by the Company or the Apollo Stockholder pursuant to an effective registration statement so long as no person or group (within the meaning of the Exchange Act) acquires more than 50% of the voting power of the Company in such offering). Vested 2019 Warrants may be exercised until the eighth anniversary of the issue date.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
In the event we or our equityholders propose to initiate a process to explore, enter into negotiations or accept any offer with respect to a change of control of the Company, we are required to provide Amazon at least 30 days’ written notice prior to entering into any definitive agreement or binding letter of intent. In addition, Amazon will have the right to enter into non-exclusive, good faith negotiations with us and our equityholders with respect to such proposed change of control and we will not be permitted to enter into any definitive or binding agreement before the expiration of the 30-day period, which period may be extended under certain circumstances.
Composition of Board of Directors; Election and Removal
In accordance with our certificate of incorporation and our bylaws, the number of directors comprising our board of directors is determined from time to time exclusively by our board of directors; provided that the number of directors shall not be less than three and shall not exceed 15. Our certificate of incorporation provides for a board of directors divided into three classes (each as nearly as equal as possible and with directors in each class serving staggered three-year terms), currently consisting of three directors in Class I, two directors in Class II and three directors in Class III. See “Description of Capital Stock—Certain Corporate Anti-takeover Provisions—Classified Board of Directors.”
Under our Stockholders Agreement, the Apollo Stockholder has the right, but not the obligation, at any time until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 5% of our issued and outstanding common stock, to nominate a number of directors comprising a percentage of our board of directors in accordance with their beneficial ownership of our outstanding common stock (rounded up to the nearest whole number), except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own more than 50% of the voting power of our outstanding common stock, the Apollo Stockholder will have the right to nominate a majority of the directors. We refer to the directors nominated by the Apollo Stockholder based on such percentage ownership as the “Apollo Directors.” See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
For so long as Amazon holds the 2019 Warrants or any shares of common stock issued upon exercise of the 2019 Warrants and the ATSA remains in effect, Amazon will have the right to nominate a member or an observer to our board of directors. We refer to the director nominated by Amazon, if any, as the “Amazon Director.” As of the date of this prospectus, Amazon has not exercised its right to nominate a member or an observer to our board of directors.
Each director is to hold office for a three year term and until the annual meeting of stockholders for the election of the class of directors to which such director has been elected and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancy on our board of directors (other than in respect of an Apollo Director or an Amazon Director) will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Any vacancy on our board of directors in respect of an Apollo Director will be filled only by individuals designated by the Apollo Stockholder, for so long as Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of our issued and outstanding common stock, and any vacancy in respect of an Amazon Director shall only be filled by Amazon. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes, except that if Apollo and its affiliates, including the Apollo Stockholder, beneficially own at least 5% of our issued and outstanding common stock and there is at least one member of our board of directors who is an Apollo Director, then at least one director that is an Apollo Director must be present for there to be a quorum unless each Apollo Director waives his or her right to be included in the quorum at such meeting.
Certain Corporate Anti-takeover Provisions
Certain provisions in our certificate of incorporation, bylaws and Stockholders Agreement summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Preferred Stock
Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, the powers, preference, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.
Classified Board of Directors
Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors in each class serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, as described above in “—Composition of Board of Directors; Election and Removal.”
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that (i) from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own, in the aggregate, at least 50.1% of the voting power of our outstanding common stock, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class and (ii) Amazon must consent to the removal of any Amazon Director. Any vacancy on our board of directors in respect of an Apollo Director shall only be filled by the Apollo Stockholder and any vacancy on our board of directors in respect of an Amazon Director shall only be filled by Amazon. Any other vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, as described above in “— Composition of Board of Directors; Election and Removal.”
No Cumulative Voting
Under our certificate of incorporation, stockholders do not have the right to cumulative votes in the election of directors.
Special Meetings of Stockholders
Our certificate of incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder, special meetings of the stockholders may be called only by the chairman of the board of directors or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Apollo and its affiliates, including the Apollo Stockholder, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.
Stockholder Action by Written Consent
Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which Apollo and its affiliates, including the

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders who are seeking to nominate candidates for election as directors at an annual meeting of stockholders, other than any nomination for an Amazon Director or an Apollo Director, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
All of the foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.
Delaware Takeover Statute
Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.
However, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions shall not apply to any business combination between Apollo and any affiliate thereof, including the Apollo Funds and the Apollo Stockholder, or their direct and indirect transferees, on the one hand, and us, on the other. In addition, such restrictions will not apply if:
•
a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the certificate of incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our board of directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above. Additionally, we would be able to enter into a business combination with an interested stockholder if:
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before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

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upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

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following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include Apollo and any affiliate thereof or their direct and indirect transferees.
This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Amendment of Our Certificate of Incorporation
Under Delaware law, our certificate of incorporation may be amended only with the affirmative vote of holders of at least a majority of the outstanding stock entitled to vote thereon.
Notwithstanding the foregoing, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required by applicable law, our certificate of incorporation or bylaws, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of our capital stock entitled to vote thereon, voting together as a single class, is required to alter, amend or repeal the following provisions of our certificate of incorporation:

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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the provision authorizing the board of directors to designate one or more series of preferred stock and, by resolution, to provide the rights, powers and preferences, and the qualifications, limitations and restrictions thereof, of any series of preferred stock;

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the provisions providing for a classified board of directors and the number of the directors, establishing the term of office of directors, setting forth the quorum of any meeting of the board of directors, relating to the removal of directors, specifying the manner in which vacancies on the board of directors and newly created directorships may be filled and relating to any voting rights of preferred stock;

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the provisions authorizing our board of directors to make, alter, amend or repeal our bylaws;

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the provisions regarding the calling of special meetings and stockholder action by written consent in lieu of a meeting;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

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the provisions providing for indemnification and advance of expenses of our directors and officers;

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the provisions regarding competition and corporate opportunities;

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the provision specifying that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be the sole and exclusive forum for intra-corporate disputes and the federal district courts of the United States will be the exclusive forum for causes of actions arising under the Securities Act;

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the provisions regarding entering into business combinations with interested stockholders;

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the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments to specified provisions of our certificate of incorporation require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class; and

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the provision requiring that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, amendments by the stockholders to our bylaws require the affirmative vote of 66 2/3% in voting power of our outstanding stock, voting as a single class.

Amendment of Our Bylaws
Our bylaws provide that they can be amended by the vote of the holders of shares constituting a majority of the voting power or by the vote of a majority of the board of directors. However, our certificate of incorporation provides that, from and after the time Apollo and its affiliates, including the Apollo Stockholder, cease to beneficially own at least 50.1% of the voting power of our outstanding common stock, in addition to any vote required under our certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting as a single class, is required for the stockholders to alter, amend or repeal any provision of our bylaws or to adopt any provision inconsistent therewith.
Certain Matters that Require Consent of our Stockholders
The Stockholders Agreement provides that until Apollo and its affiliates, including the Apollo Stockholder, no longer beneficially own at least 25% of our issued and outstanding common stock, we will not take certain significant actions specified therein without the prior consent of the Apollo Stockholder, including, but not limited to:
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any material acquisition of equity interests or assets of any other entity, or any business, properties, assets or entities, other than acquisitions of aircraft or engines in the ordinary course of business and other ordinary course acquisitions with vendors, customers and suppliers;

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any material disposition of any of our or our subsidiaries’ assets or equity interests, other than dispositions of aircraft or engines in the ordinary course of business; or

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
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merging or consolidating with or into any other entity, or transferring (by lease, assignment, sale or otherwise) all or substantially all of the Company’s and our subsidiaries’ assets, taken as a whole, to another entity, or enter into or agree to undertake any other transaction that would constitute a “change of control” as defined in the Stockholders Agreement (other than, in each case, transactions among the Company and our wholly-owned subsidiaries). See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The provisions of the DGCL, our certificate of incorporation, our bylaws and our Stockholders Agreement could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Corporate Opportunity
Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.
Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent or other representative of Apollo, Amazon or their respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo, Amazon or their respective affiliates and representatives, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Apollo or Amazon, as applicable.
Limited Ownership and Voting by Foreign Owners
To comply with restrictions imposed by federal law on foreign ownership and control of U.S. airlines, our certificate of incorporation and bylaws restrict ownership and control of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law and DOT policy require that we be owned and controlled by U.S. citizens, that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens, as defined in 49 U.S.C. § 40102(a)(15), that no more than 49% of our stock be owned or controlled, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the United States, that our president and at least two-thirds of the members of our board of directors and other managing officers be U.S. citizens and that we be under the actual control of U.S. citizens. Our certificate of incorporation and bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a loss of their voting rights in the event and to the extent that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the

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foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record, resulting in the loss of voting rights, in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.
By participating in this offering, you are representing that you are a citizen of the United States, as defined in 49 U.S.C. § 40102(a)(15). For purposes of the restrictions on foreign ownership and control of U.S. airlines, under federal law and DOT policy, “citizen of the United States” means (A) an individual who is a citizen of the United States; (B) a partnership each of whose partners is an individual who is a citizen of the United States; or (C) a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75% of the voting interest is owned and controlled by persons that are citizens of the United States.
Exclusive Forum Selection
Unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:
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any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

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any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws; or

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any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine,

in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants.
Notwithstanding the foregoing, the provisions of the foregoing paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States have exclusive jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or the rules and regulations thereunder. Our certificate of incorporation further provides that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing forum selection provisions. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.
We recognize that the forum selection clause in our certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts

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where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Limitation of Liability and Indemnification
Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by the DGCL. The DGCL provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:
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for any breach of their duty of loyalty to the corporation or its stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

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under Section 174 of the DGCL (governing distributions to stockholders); or

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for any transaction from which the director derived an improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.
Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.
The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.
Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.
We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.
Listing
Our common stock is listed on Nasdaq under the symbol “SNCY.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions.

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SHARES ELIGIBLE FOR FUTURE SALE
No predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of a substantial number of shares of our common stock in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.”
Sales of Restricted Shares
As of June 30, 2021, we had outstanding an aggregate of 57,158,467 shares of common stock. Additionally, we had 5,856,478 options outstanding, which are exercisable into 5,856,478 shares of common stock, 7,634 shares of common stock that may be issued upon the vesting of outstanding RSUs and 9,482,606 warrants outstanding, which are exercisable for 9,482,606 shares of common stock, subject to their vesting terms and limitations imposed by federal law on foreign ownership and control of U.S. airlines. See “Description of Capital Stock—Limited Ownership and Voting by Foreign Owners.” Of these shares, all of the 10,454,545 shares of common stock sold in our initial public offering, all of the 8,337,500 shares of common stock sold in the secondary offering that closed on May 24, 2021 and all of the        shares of common stock to be sold in this offering (or        shares assuming the underwriters exercise their option to purchase additional shares in full), will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144.
Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act.
Lock-up Agreements
In connection with our initial public offering, we, the Apollo Stockholder, all of our directors and executive officers, PAR Capital, the Blackrock Entities and Amazon agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of the final prospectus related to our initial public offering, subject to certain exceptions. Please see “Underwriting (Conflict of Interest)” for a description of these lock-up provisions. Barclays Capital Inc. and Morgan Stanley & Co. LLC in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements. In connection with this offering, Barclays Capital Inc. and Morgan Stanley & Co. LLC have agreed to release certain restrictions under the lock-up agreement that was executed in connection with our initial public offering with respect to up to        shares of our common stock (including the shares of the common stock pursuant to the underwriters’ option to purchase additional shares) in this offering that are held by the selling stockholder, provided that the release of shares of our common stock held by the selling stockholder is limited to the shares actually sold in this offering, and to permit the filing of the registration statement to which this prospectus forms a part. Notwithstanding the foregoing, the lock-up agreements executed in connection with our initial public offering remain in full force and effect.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A

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non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to sell such shares 90 days after our initial public offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options.
Warrants
As of June 30, 2021, we had warrants to purchase an aggregate of 9,482,606 shares of our common stock outstanding, the exercise of which is subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines, approximately 13.3% of which have vested as of June 30, 2021. During the period the warrants are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the warrants upon the exercise of the warrants. See “Description of Capital Stock—Warrants.”
Stock Options and Restricted Stock Units
As of June 30, 2021, we had options to purchase an aggregate of 5,856,478 shares of our common stock outstanding, the exercise of which is subject to limitations imposed by federal law on foreign ownership and control of U.S. airlines, of which options to purchase 1,451,717 shares had met the time-based requirements of the applicable vesting schedule. In addition, as of June 30, 2021, we had 7,634 shares of common stock that may be issued upon the vesting of outstanding RSUs. During the period the options are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the options upon the exercise of the options.
Stock Issued Under Employee Plans
We filed a registration statement on Form S-8 under the Securities Act to register our common stock issuable under the SCA Acquisition Equity Plan and the Omnibus Incentive Plan, which became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.
Registration Rights
Subject to the lock-up agreements, certain of our stockholders will be entitled to certain rights with respect to the registration of the sale of their shares of common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of common stock will become freely tradable without restriction under the Securities Act except for shares purchased by affiliates.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Code, U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.
This discussion only addresses beneficial owners of our common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, and Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.
For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:
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an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.
Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

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Distributions
Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.
In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. Special certifications and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals for U.S. federal income tax purposes. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.
Sale, Exchange or Other Taxable Disposition of Common Stock
Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:
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the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “— U.S. Trade or Business Income” below;

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you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

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we are or have been a “United States real property holding corporation” (a “USRPHC”) under

•
Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
U.S. Trade or Business Income
For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, such gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.
Information Reporting and Backup Withholding
We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.
The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
FATCA
Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends). The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
FATCA currently applies to dividends made in respect of our common stock. Proposed Treasury regulations, the preamble to which state that they can be relied upon until final regulations are issued, exempt from FATCA proceeds on dispositions of stock. To avoid withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING (CONFLICT OF INTEREST)
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Apollo Global Securities, LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters may offer and sell the shares through certain of their affiliates or other registered broker-dealers or selling agents. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $      per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to       additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely to the extent that they sold more shares than the shares set out above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.
Commissions and Discounts
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional       shares of common stock from the selling stockholder.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholder:	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $       million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”) up to $       . The underwriters have also agreed to reimburse us for certain expenses incurred by us with respect to this offering.
Listing
Our common stock is listed on Nasdaq under the trading symbol “SNCY.”
Lock-Up Agreements
In connection with our initial public offering, we, the Apollo Stockholder and all of our directors and executive officers and Amazon agreed that, without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of the final prospectus (the “IPO Prospectus”) related to our initial public offering (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•
file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

or publicly disclose the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Each of PAR Capital and the Blackrock Entities also agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of the IPO Prospectus, subject to certain exceptions.
The lock-up agreement applicable to the Company is subject to certain specified exceptions, including: (i) any issuance of common stock, options to purchase shares of common stock, restricted stock units and other equity incentive compensation pursuant to equity plans or similar plans described in the IPO Prospectus, common stock issued upon exercise of currently outstanding options, warrants or rights, whether or not issued under one of those plans, and common stock issued upon the exercise of options or the settlement of restricted stock units granted under such plans or under equity plans or similar plans of companies acquired by the Company in effect on the date of acquisition; (ii) any issuances of common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the IPO Prospectus, including common stock issued upon the exercise of any warrants and any transfer of common stock to the Company upon a “net” or “cashless” exercise of any warrants; and (iii) issuances by the Company of common stock or securities convertible into shares of common stock in connection with an acquisition or business combination, provided that the aggregate number of shares of common stock issued pursuant to this clause (iv) during the restricted period shall not exceed 5% of the total number of shares of common stock issued and outstanding on the closing date of the initial public offering provided that, in the case of any issuance pursuant to (v), the transferee or distributee agrees in writing to be bound by the lock-up restrictions.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The lock-up agreements applicable to the Apollo Stockholder, all of our directors and executive officers and Amazon are subject to specified exceptions, including: (i) bona fide gifts; (ii) transfers to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lockup party; (iii) transfers by will or intestacy; (iv) transfers to a partnership, limited liability company or other entity in which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests; (v) transfers by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; (vi) open market transactions after the completion of the offering or transfers to the underwriters of this offering; (vii) (A) the exercise of warrants issued by the Company and transfer to the Company upon the “net” or “cashless” exercise of warrants issued by the Company; (B) the exercise of stock options solely with cash granted pursuant to equity incentive plans described in the IPO Prospectus, and the receipt by the lock-up signatory from the Company of shares of common stock upon such exercise; (C) transfers to the Company upon the “net” or “cashless” exercise of stock options or other equity awards granted pursuant to equity incentive plans; (D) transfers for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to any award of equity-based compensation granted pursuant to our equity incentive plans described in the IPO Prospectus; or (E) forfeitures to the Company to satisfy tax withholding requirements of the lock-up party or the Company upon the vesting, during the restricted period, of equity based awards granted under equity incentive plans or pursuant to other stock purchase arrangements, in each cased described in the IPO Prospectus; (viii) a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock; (ix) transfers to the Company in connection with the repurchase by the Company of shares of common stock or other securities pursuant to a repurchase right arising upon the termination of a lock-up signatory’s employment with the Company; (x) the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act; (xi) if the holder is a corporation, partnership or limited liability company, (A) distributions to partners, limited liability company members, stockholders or holders of similar interests or (B) transfers to affiliates (as defined in Rule 405 of the Securities Act); (xii) transfers to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other similar arrangement relating to a financing arrangement between such third parties (or their affiliates or designees) and the lock-up party and/or its affiliates; (xiii) transfers pursuant to a bona fide loan or pledge and as a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance in connection with a loan to the lock-up party, including those that are in effect on the date of such agreement and has been disclosed to Barclays Capital Inc. and Morgan Stanley & Co. LLC, subject to certain restrictions; and (xiv) transfers to the lock-up party’s employer or any affiliate of the lock-up party’s employer as compensation in his or her capacity as a member of the Company’s board of directors; provided that, in the case of any transfer or distribution pursuant to (i) through (v), (vii), (xi) and (xiv), the transferee or distributee agrees in writing to be bound by the lockup restrictions.
Barclays Capital Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements. We, the Apollo Stockholder, our directors and executive officers and Amazon will not enter into any lock-up or related agreements in connection with the offering to which this prospectus relates; however, except as described below, the lock-up agreements described in the IPO Prospectus will remain in full force and effect.
In connection with this offering, Barclays Capital Inc. and Morgan Stanley & Co. LLC have agreed to release certain restrictions under the lock-up agreement that was executed in connection with our initial public offering with respect to up to       shares of our common stock (including the       shares of the common stock pursuant to the underwriters’ option to purchase additional shares) in this offering that are held by the selling stockholder, provided that the release of shares of our common stock held by the selling stockholder is limited to the shares actually sold in this offering, and to permit the filing of the registration statement to which this prospectus forms a part. Notwithstanding the foregoing, the lock-up agreements executed in connection with our initial public offering remain in full force and effect.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option. The underwriters can close out a covered short sale by exercising their option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option. The underwriters may also sell shares in excess of their option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and Apollo, for which they received or will receive customary fees and expenses. Barclays Bank PLC, the administrative agent, the collateral agent, a lender and a joint lead arranger under the Credit Facilities, is an affiliate of Barclays Capital Inc., one of the underwriters in this offering. In addition, affiliates of Morgan Stanley & Co. LLC are lenders and joint lead arrangers under the Credit Facilities.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Conflict of Interest
Apollo Global Securities, LLC, an affiliate of Apollo, is an underwriter in this offering and will receive a portion of the underwriting discounts and commissions in connection with this offering. Affiliates of Apollo beneficially own in excess of 10% of our issued and outstanding common stock. As a result, Apollo Global Securities, LLC is deemed to have a “conflict of interest” under FINRA Rule 5121, and this offering will be conducted in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Apollo Global Securities, LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each EEA Member State (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company and or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and the Company that it is a qualified investor within the meaning of the Prospectus Regulation.
The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offering.
United Kingdom
This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this Prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of shares shall require the Company and/or any Underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the UK who acquires any shares in hereby or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the underwriters and their affiliates that it meets the criteria outlined in this section.
Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:
(a)
a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of our common stock under Section 275 of the SFA except:
(1)
to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)
where no consideration is given for the transfer; or

(3)
where the transfer is by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
EXPERTS
The consolidated financial statements of Sun Country Airlines Holdings, Inc. as of December 31, 2020 and 2019, for the years ended December 31, 2020 and 2019 and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 consolidated financial statements refers to the Company’s change in its method of accounting for revenue recognition and leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers and Accounting Standards Update 2016-02, Leases.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.
The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is
We are subject to the reporting and information requirements of the Exchange Act and, as a result, are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website (www.ir.suncountry.com). Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
PAGE
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019 and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31,
2020 and 2019 and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to
December 31, 2018
F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019 and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018	F-7
Notes to Consolidated Financial Statements	F-9
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	F-48
Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020	F-50
Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2021 and 2020	F-51
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020	F-52
Notes to Condensed Consolidated Financial Statements	F-53

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Sun Country Airlines Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Sun Country Airlines Holdings, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2020 and 2019, and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, and for the periods from January 1, 2018 to April 10, 2018 and April 11, 2018 to December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition and leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers and Accounting Standards Update 2016-02, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2018.
Minneapolis, Minnesota
February 23, 2021, except for the third and fourth paragraphs of Note 20—Subsequent Events, as to which the date is March 8, 2021.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)
	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and Equivalents	$62,028	$51,006
Restricted Cash	8,335	13,472
Investments	5,624	5,694
Accounts Receivable, net of an allowance for credit losses of $224 and $630, respectively	28,690	22,408
Short-term Lessor Maintenance Deposits	3,101	1,970
Inventory, net of a reserve for obsolescence of $996 and $550, respectively	5,407	5,273
Prepaid Expenses	8,002	7,717
Derivative Assets	—	2,233
Other Current Assets	5,553	2,752
Total Current Assets	126,740	112,525
Property & Equipment, net:
Aircraft and Flight Equipment	331,685	142,100
Leasehold Improvements and Ground Equipment	13,526	12,701
Computer Hardware and Software	7,845	8,702
Finance Lease Assets	117,833	201,026
Rotable Parts	8,691	8,276
Property & Equipment	479,580	372,805
Accumulated Depreciation & Amortization	(65,065)	(27,728)
Total Property & Equipment, net	414,515	345,077
Other Assets:
Goodwill	222,223	222,223
Other Intangible Assets, net	93,110	97,110
Operating Lease Right-of-use Assets	121,269	147,148
Aircraft Lease Deposits	10,253	17,970
Long-term Lessor Maintenance Deposits	22,584	28,266
Deferred Tax Asset	36,216	35,428
Other Assets	6,357	2,129
Total Other Assets	512,012	550,274
Total Assets	$1,053,267	$1,007,876
See accompanying Notes to Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (continued)
(Dollars in thousands)
	December 31,
	2020	2019
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$34,035	$43,900
Accrued Salaries, Wages, and Benefits	16,368	16,621
Accrued Transportation Taxes	5,883	13,729
Air Traffic Liabilities	101,075	116,660
Derivative Liabilities	1,174	—
Over-market Liabilities	9,281	10,421
Finance Lease Obligations	11,460	92,318
Loyalty Program Liabilities	7,016	14,092
Operating Lease Obligations	34,492	30,611
Current Maturities of Long-term Debt	26,118	13,197
Other Current Liabilities	6,841	2,002
Total Current Liabilities	253,743	353,551
Long-term Liabilities:
Over-market Liabilities	28,128	37,409
Finance Lease Obligations	95,710	105,037
Loyalty Program Liabilities	15,053	8,800
Operating Lease Obligations	112,707	141,879
Long-term Debt	256,345	73,720
Other Long-term Liabilities	7,764	3,756
Total Long-term Liabilities	515,707	370,601
Total Liabilities	769,450	724,152
Commitments and Contingencies (Note 17)
Stockholders’ Equity:
Common Stock	239,162	239,141
At December 31, 2020, common stock $0.01 par value, 94,443,000 shares authorized, 46,839,659 issued. At December 31, 2019, common stock with no par value, 94,443,000 shares authorized, 6,800,065 issued, and warrants to acquire common stock at an exercise price of approximately $0.0005 of 40,005,885

Loans to Stockholders	(3,500)	(3,500)
Additional Paid In Capital	9,831	5,855
Retained Earnings	38,324	42,228
Total Stockholders’ Equity	283,817	283,724
Total Liabilities and Stockholders’ Equity	$1,053,267	$1,007,876
See accompanying Notes to Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
 SUN COUNTRY AIRLINES HOLDINGS, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018	For the Period January 1, 2018 to April 10, 2018
	2020	2019
Operating Revenues:
Passenger	$359,232	$688,833	$335,824	$172,897
Cargo	36,809	—	—	—
Other	5,445	12,551	49,107	24,555
Total Operating Revenue	401,486	701,384	384,931	197,452
Operating Expenses:
Aircraft Fuel	83,392	165,666	119,553	45,790
Salaries, Wages, and Benefits	141,641	140,739	90,263	36,964
Aircraft Rent	30,989	49,908	36,831	28,329
Maintenance	27,416	35,286	15,491	9,508
Sales and Marketing	16,570	35,388	17,180	10,854
Depreciation and Amortization	48,086	34,877	14,405	2,526
Ground Handling	20,596	41,719	23,828	8,619
Landing Fees and Airport Rent	31,256	44,400	25,977	10,481
Special Items, net	(64,563)	7,092	(6,706)	271
Other Operating, net	48,718	68,187	40,877	17,994
Total Operating Expenses	384,101	623,262	377,699	171,336
Operating Income	17,385	78,122	7,232	26,116
Non-operating Income (Expense):
Interest Income	377	937	258	96
Interest Expense	(22,073)	(17,170)	(6,060)	(339)
Other, net	(371)	(1,729)	(1,636)	37
Total Non-operating Expense, net	(22,067)	(17,962)	(7,438)	(206)
Income / (Loss) before Income Tax	(4,682)	60,160	(206)	25,910
Income Tax Expense / (Benefit)	(778)	14,088	161	—
Net Income / (Loss)	$(3,904)	$46,072	$(367)	$25,910
Net Income / (Loss) per share to common stockholders:
Basic	$(0.08)	$0.99	$(0.01)	$0.26
Diluted	$(0.08)	$0.96	$(0.01)	$0.26
Shares used for computation:
Basic	46,806,042	46,773,038	46,700,990	100,000,000
Diluted	46,806,042	47,909,413	46,700,990	100,000,000
Pro Forma Income Tax Expense				$6,036
Pro Forma Net Income				$19,874
Pro Forma Net Income per share–Basic and diluted				$0.20
Pro Forma shares used for computation–Basic and diluted				100,000,000
See accompanying Notes to Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Dollars in thousands, except per share amounts)
	Year Ended December 31, 2018
Predecessor	Shares	Total
January 1, 2018	100,000,000	$34,422
Net Income	—	25,910
Distributions to Stockholder	—	(10,549)
April 10, 2018	100,000,000	$49,783
Successor
	Warrants	Shares	Capital Contribution	Loans to Stockholders	APIC	Retained Earnings	Total
Capital Purchase on April 11, 2018–Warrants	40,005,885	—	$165,711	$—	$—	$—	$165,711
Capital Purchase on April 11, 2018–Shares	—	5,326,755	22,064	—	—	—	$22,064
Additional Capital Contribution	—	—	43,866	—	—	—	$43,866
Stockholders Capital Contribution	—	1,416,645	7,500	(3,500)	—	—	$4,000
Net Loss	—	—	—	—	—	(367)	$(367)
Stock-based Compensation	—	—	—	—	373	—	$373
December 31, 2018	40,005,885	6,743,400	$239,141	$(3,500)	$373	$(367)	$235,647
	2019
	Warrants	Shares	Capital Contribution	Loans to Stockholders	APIC	Retained Earnings	Total
December 31, 2018	40,005,885	6,743,400	$239,141	$(3,500)	$373	$(367)	$235,647
Cumulative Effect of New Revenue Standard	—	—	—	—	—	(3,477)	(3,477)
Shares Granted to Stockholders	—	56,665	—	—	—	—	—
Net Income	—	—	—	—	—	46,072	46,072
Amazon Warrants	—	—	—	—	3,594	—	3,594
Stock-based Compensation	—	—	—	—	1,888	—	1,888
December 31, 2019	40,005,885	6,800,065	$239,141	$(3,500)	$5,855	$42,228	$283,724
	2020
	Warrants	Shares	Capital Contribution	Loans to Stockholders	APIC	Retained Earnings	Total
December 31, 2019	40,005,885	6,800,065	$239,141	$(3,500)	$5,855	$42,228	$283,724
Exercise of Apollo Warrants	(40,005,885)	40,005,885	21	—	—	—	21
Net Income (Loss) .	—	—	—	—	—	(3,904)	(3,904)
Amazon Warrants .	—	—	—	—	1,866	—	1,866
Stock-based Compensation	—	33,709	—	—	2,110	—	2,110
December 31, 2020	—	46,839,659	$239,162	$(3,500)	$9,831	$38,324	$283,817
See accompanying Notes to Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands, except per share amounts)
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018	For the Period January 1, 2018 to April 10, 2018
	2020	2019
Net Income / (Loss)	$(3,904)	$46,072	$(367)	$25,910
Adjustments to reconcile Net Income / (Loss) to Cash from Operating Activities:
Depreciation and Amortization	48,086	34,877	14,405	2,526
Reduction in Operating Lease Right-of-use Assets	25,880	33,541	—	—
Loss on Asset Transactions, net	413	1,249	(811)	—
Unrealized Loss (Gain) on Fuel Derivatives	12,206	(10,791)	12,006	—
Amortization of Over-market Liabilities	(10,421)	(14,064)	(17,275)	—
Deferred Income Taxes	(789)	14,022	147	—
Amazon Warrants Vested	1,866	—	—	—
Stock-based Compensation Expense	2,110	1,888	373	—
Amortization of Debt Issuance Costs	1,523	481	252	—
Changes in Operating Assets and Liabilities:
Accounts Receivable	(6,282)	(11,353)	20,732	8,148
Due From Predecessor Parent	—	—	—	(7,370)
Inventory	(614)	(869)	156	(293)
Prepaid Expenses	15	2,278	(6,171)	(5,519)
Lessor Maintenance Deposits	(9,415)	(17,466)	(14,193)	(3,148)
Aircraft Lease Deposits	1,290	(1,179)	133	(1,151)
Other Assets	(5,447)	(566)	(718)	—
Accounts Payable	(7,174)	9,037	(9,710)	21,690
Accrued Transportation Taxes	(7,845)	3,359	(1,868)	1,287
Air Traffic Liabilities	(15,584)	11,309	33,470	(33,983)
Loyalty Program Liabilities	(823)	(5,925)	(13,216)	71
Reduction in Operating Lease Obligations	(28,352)	(34,365)	—	—
Other Liabilities	3,635	1,737	(3,581)	(3,585)
Net Cash Provided by Operating Activities	374	63,272	13,764	4,583
Cash Flows from Investing Activities:
Purchases of Property & Equipment	(96,298)	(69,816)	(78,687)	(2,577)
Proceeds from the sale of Property & Equipment	200	—	—	—
Purchase of Investments	(927)	(3,394)	(5,372)	(118)
Proceeds from the Sale of Investments	997	3,646	3,236	101
Net Cash Used in Investing Activities	(96,028)	(69,564)	(80,823)	(2,594)
Cash Flows from Financing Activities:
Cash Contributions from Stockholders	—	—	47,866	—
Cash Distributions to Stockholder	—	—	—	(10,549)
See accompanying Notes to Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Dollars in thousands, except per share amounts)
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018	For the Period January 1, 2018 to April 10, 2018
	2020	2019
Proceeds Received from Exercise of Apollo Warrants	21	—	—	—
Proceeds from Borrowings	265,307	41,630	63,341	—
Proceeds received for Amazon Warrants	—	4,667	—	—
Repayment of Finance Lease Obligations	(89,697)	(8,258)	(3,160)	(49)
Repayment of Borrowings	(69,906)	(10,153)	(5,854)	(82)
Debt Issuance Costs	(4,186)	(557)	—	—
Net Cash Provided by (Used in) Financing Activities	101,539	27,329	102,193	(10,680)
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	5,885	21,037	35,133	(8,691)
Cash, Cash Equivalents and Restricted Cash–Beginning of the Period	64,478	43,441	8,308	16,999
Cash, Cash Equivalents and Restricted Cash–End of the Period	$70,363	$64,478	$43,441	$8,308
Supplemental information:
Cash Payments for Interest	$20,304	$16,424	$4,364	$402
Cash Payments for Income Taxes, net	$47	$385	$11	$—
Non-cash transactions:
Lease Deposits Applied Against the Purchase of Aircraft	$19,976	$—	$—	$—
Aircraft and Flight Equipment Acquired through Finance Leases	$—	$108,978	$84,773	$—
Right-of-use Assets Acquired through Operating Leases	$—	$5,470	$—	$—
Purchases of Property & Equipment in Accounts Payable	$734	$991	$—	$—
Loans to Stockholders	$—	$—	$3,500	$—
The following provides a reconciliation of Cash, Cash Equivalents and Restricted Cash to the amounts reported on the Consolidated Balance Sheets:
	Successor			Predecessor
	December 31, 2020	December 31, 2019	December 31, 2018	April 10, 2018
Cash and Equivalents	$62,028	$51,006	$29,600	$—
Restricted Cash	8,335	13,472	13,841	8,308
Total Cash, Cash Equivalents and Restricted Cash	$70,363	$64,478	$43,441	$8,308
See accompanying Notes to Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
1. COMPANY BACKGROUND
Sun Country Airlines Holdings, Inc. f/k/a SCA Acquisition Holdings, LLC (the “Successor”) was formed on December 8, 2017 by funds managed by affiliates of Apollo Global Management (“Apollo”) for the purpose of purchasing (the “Acquisition”) Sun Country, Inc. d/b/a Sun Country Airlines (the “Predecessor”). Sun Country, Inc. f/k/a MN Airlines, LLC is a privately-owned certified air carrier providing scheduled passenger service, air cargo service, charter air transportation and related services. Except as otherwise stated, the financial information, accounting policies, and activities of Sun Country Airlines are referred to as those of the Company (the “Company”, “SCA” or “Sun Country”).
On April 11, 2018 (the “Acquisition Date”), SCA Acquisition Holdings, LLC acquired 100 percent of MN Airlines’ stockholder equity. The Acquisition was accounted for as a business combination using the purchase method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized on the balance sheet at their fair value as of the Acquisition Date.
Reorganization Transactions
On January 31, 2020, all 40,005,885 outstanding Apollo Warrants were exercised to purchase common stock of SCA Acquisition Holdings, LLC. Also on January 31, 2020, SCA Acquisition Holdings, LLC was converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Sun Country Airlines Holdings, Inc. In connection with the conversion to a corporation, all of the outstanding shares of SCA Acquisition Holdings, LLC common stock with a $0.01 par value were converted into shares of Sun Country Airlines Holdings, Inc. common stock. The outstanding warrants held by Amazon to purchase shares of SCA Acquisition Holdings, LLC common stock were converted into warrants to purchase shares of Sun Country Airlines Holdings, Inc. common stock and all of the outstanding options to purchase shares of SCA Acquisition Holdings, LLC common stock were converted into options to purchase shares of Sun Country Airlines Holdings, Inc. common stock.
Amazon Agreement
On December 13, 2019, the Company signed a six-year contract (with two, two-year extension options, for a maximum term of 10 years) with Amazon.com Services, Inc. (together with its affiliates, “Amazon”) to provide air cargo services (“Amazon Agreement”). The option to renew the Amazon Agreement for two additional two-year terms is at Amazon’s sole discretion, subject to Amazon providing Sun Country with at least 180 days’ prior written notice before the expiration of the then-current term. Sun Country began flying for Amazon in the second quarter of 2020. On June 27, 2020, Amazon and the Company signed an amendment to the December 13, 2019 agreement that added two aircraft. As of December 31, 2020, Sun Country operates 12 Boeing 737-800 cargo aircraft for Amazon.
Amazon supplies the aircraft and reimburses the Company for certain operating expenses, including fuel and heavy maintenance. The aircraft fly under the Company’s air carrier operating certificate and the Company supplies the crew, non-heavy maintenance and insurance for the aircraft. Amazon pays a fixed monthly fee per aircraft as well as a set rate per flight cycle and block hour flown.
In December 2019, in connection with the Amazon Agreement, the Company issued warrants to Amazon to purchase an aggregate of up to 9,482,606 shares of common stock at an exercise price of approximately $15.17 per share, which represented approximately 15% of the Company’s common stock on that date. The exercise period of these warrants is through the eighth anniversary of the issue date. The Amazon warrants were valued at $7.38 per share. The fair value of the warrants was determined using a Monte Carlo simulation which involves inputs such as expected volatility, the risk-free rate of return and the probability of achieving varying outcomes under the Amazon Agreement. The fair value of warrants that are expected to vest in the future will be recorded as contra-revenue over the vesting term of the warrants on a pro-rata basis as the flights occur. For so long as Amazon holds these warrants or any shares of common

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
1. COMPANY BACKGROUND (continued)
stock issued upon exercise of the warrants and the Amazon Agreement remains in effect, Amazon will have the right to nominate a member or an observer to SCA’s board of directors.
Of the 9,482,606 total Amazon warrants issued, 632,183 vested upon execution of the Amazon Agreement on December 13, 2019. Thereafter, an additional 63,217 warrants will vest for each milestone of $8 million in payments made by Amazon to the Company, excluding reimbursable and direct pass-through expenses. During the year ended December 31, 2020, 252,869 warrants vested.
2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation—The consolidated financial statements include the accounts of Sun Country Airlines Holdings, Inc. and its subsidiaries and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). All material intercompany balances and transactions have been eliminated in consolidation.
The Company operates its fiscal year on a calendar year basis.
Use of Estimates—Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of acquired fixed assets and acquired intangibles, maintenance deposits, loyalty program liabilities, passenger revenue breakage, valuation of derivative positions, valuation of warrants issued to Amazon, and income taxes.
Change in Presentation—The Company changed the prior year presentations within the Consolidated Statements of Cash Flows to present the change in Accrued Transportation Taxes on its own line, which was previously included in the change in Other Liabilities.
A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:
Cash and Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances at several financial institutions; at times, such balances may be in excess of insurance limits. The Company has not experienced any losses on these balances.
Restricted Cash—Charter revenue receipts received prior to the date of transportation are recorded as Restricted Cash and as a component of the Air Traffic Liabilities. Department of Transportation (“DOT”) regulations require that charter revenue receipts received prior to the date of transportation are maintained in a separate third- party escrow account and the restrictions are released once transportation is provided, which is typically within 12 months of booking.
Investments—Investments consist of certificates of deposit and are recorded at cost, plus accrued interest. The certificates of deposit serve as collateral for letters of credit required by various airports and other vendors. All of the certificates have original maturities greater than 90 days.
Accounts Receivable—Accounts receivable are recorded at the amount due from customers and do not bear interest. They consist primarily of amounts due from Amazon, credit card companies associated with ticket sales and charter service customers. The balances at December 31, 2020 and 2019 also included $2,178 and $5,862, respectively, due from aircraft lessors related to maintenance deposits. Accounts outstanding longer than the contractual payment terms are considered past due. SCA determines its allowances for credit losses by considering a number of factors, including the length of time accounts receivable are past due,

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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SCA’s previous loss history, the customer’s current ability to pay its obligation to SCA, and the condition of the general economy and the industry as a whole. During the years ended December 31, 2020 and 2019, $982 and $343 in accounts receivable were written off, respectively. No accounts were written off during the periods from April 11, 2018 to December 31, 2018 or from January 1, 2018 to April 10, 2018.
Lessor Maintenance Deposits—SCA’s aircraft lease agreements provide that SCA pay maintenance reserves monthly to aircraft lessors to be held as collateral in advance of major maintenance activities required to be performed by SCA. Maintenance reserve payments are variable based on actual flight hours or cycles. These lease agreements provide that maintenance reserves are reimbursable to SCA upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance reserve held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event.
Maintenance reserve payments that are expected to be recoverable via reimbursable expenses are reflected as Lessor Maintenance Deposits on the accompanying Consolidated Balance Sheets. These deposits are expected to be reimbursed to SCA upon performance of maintenance activities. Upon completion of the maintenance event, the lessor is billed and the amount due is recorded in Account Receivable. Amounts not deemed probable of recovery are expensed as incurred.
At the Acquisition Date, the Company established a contra-asset to represent the Company’s obligation to perform planned maintenance events on leased aircraft held as of the Acquisition Date. As reimbursable maintenance events are performed and maintenance expense is incurred, the contra-asset is recognized as a reduction to Maintenance expense.
The Company’s lease agreements entered into subsequent to the Acquisition Date are structured to allow SCA to access and recover the unused maintenance reserve payments. As such, maintenance reserve payments related to these lease agreements are expected to be recovered in full and are reflected as Lessor Maintenance Deposits on the accompanying Consolidated Balance Sheets. Maintenance reserve payments related to seasonal aircraft are expensed when incurred.
Inventory—Parts related to flight equipment, which cannot be economically repaired, reconditioned or reused after removal from the aircraft, are carried at average cost and charged to operations as consumed. An allowance for obsolescence is provided over the remaining useful life of the related fleet for spare parts expected to be on hand at the date that aircraft type is retired from service. SCA also provides an allowance for parts identified as excess to reduce the carrying costs to the lower of cost or net realizable value. These parts are assumed to have an estimated residual value of 10% of the original cost. Depreciation Expense was $481 and $426 for the years ended December 31, 2020 and 2019, respectively and $308 and $92 for the period April 11, 2018 through December 31, 2018 and the period January 1, 2018 through April 10, 2018, respectively.
Property & Equipment—Property and equipment are recorded at cost or fair value at the Acquisition Date and depreciated on a straight-line basis to an estimated residual value over their estimated useful lives or lease term, whichever is shorter, as follows:

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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Airframes	10-25 years (depending on age)
Engines—Core	7 or 12 years (based on remaining cycles)
Engines—Initial Greentime (time remaining until the first scheduled major maintenance event)	1st scheduled maintenance event
Leasehold Improvements, Aircraft, other	3-25 years (or life of lease, if shorter)
Office and Ground Equipment	5-7 years
Computer Hardware and Software	3-5 years
Property and Equipment under Finance Leases	3-25 years (or life of lease, if shorter)
Rotable Parts	6-16 years (average remaining life of aircraft fleet)
Modifications that enhance the operating performance or extend the useful lives of leased airframes are considered leasehold improvements and are capitalized and depreciated over the economic life of the asset or the term of the lease, whichever is shorter. Similar modifications made to owned aircraft are capitalized and depreciated consistent with the Company’s policy.
The Company capitalizes certain internal and external costs associated with the acquisition and development of internal-use software for new products, and enhancements to existing products, that have reached the application development stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, and labor cost for employees who are directly associated with, and devote time, to internal-use software projects.
Finance leases are recorded at net present value of future minimum lease payments.
The Company depreciates Rotable Parts to an estimated residual value using the pooling life method. Depreciation under the pooling life method is calculated over the estimated average useful life of the related aircraft.
Evaluation of Long-Lived Assets—Long-lived assets, such as Property & Equipment and finite-lived Intangible Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recognized during the years ended December 31, 2020 or 2019 or for the periods April 11, 2018 to December 31, 2018 and January 1, 2018 to April 10, 2018. See Note 3—Impact of the COVID-19 Pandemic.
Equity Incentive Plan—The Company recognizes all employee equity-based compensation as expense in the Consolidated Financial Statements over the requisite service period. The Company has elected to account for forfeitures as they occur, rather than forecasting the future forfeitures. See Note 11 for further information on the Equity Incentive Plan.
Stockholders’ Equity—As of the Acquisition Date, the Company issued 5,326,755 shares of Common Stock with no par value. Also on the Acquisition Date, the Company issued 40,005,885 warrants to Apollo allowing them to acquire shares of Common Stock of the Company at the exercise price of approximately $0.0005 per share. On January 31, 2020, all 40,005,885 outstanding Apollo warrants were exercised to purchase common stock of SCA Acquisition Holdings, LLC.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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In conjunction with the issuance of 1,416,645 shares of Common Stock in 2018 to two stockholders, the Company issued, recourse promissory notes of $3,500 which are included as Loans to Stockholders on the Consolidated Statements of Changes in Stockholders’ Equity. In February of 2021, the promissory notes were repaid in full with equivalent shares of stock.
As of December 31, 2020, Amazon held approximately 885,052 vested warrants to acquire common stock of the Company at an exercise price of approximately $15.17 per share.
Deferred Offering Costs—These consist of legal, accounting and other fees and costs relating to the Company’s planned Initial Public Offering (“IPO”), and are capitalized and recorded in Other Current Assets on the Consolidated Balance Sheets. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the Company’s Consolidated Statements of Operations. As of December 31, 2020 and 2019, respectively, $4,552 and $2,268 of deferred offering costs were capitalized.
Goodwill and Other Intangible Assets—Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Indefinite-Lived Intangible Assets represents a tradename acquired in a business combination. Goodwill and Other Indefinite-Lived Intangible Assets must be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Goodwill is tested at the reporting unit level. SCA has two reporting units: Passenger Services and Cargo Services. Cargo Services was identified as a separate reporting unit in the fourth quarter of 2020, when all 12 cargo aircraft were in service and SCA’s Chief Operating Decision Maker began to regularly review financial information at the cargo operations level.
The value of Goodwill and Other Indefinite-lived Intangible Assets is assessed under either a qualitative or quantitative approach. Under a qualitative approach, SCA considers various market factors, including certain key assumptions, such as the market value of other airlines, fuel prices, the overall economy, passenger yields and changes to the regulatory environment. SCA analyzes these factors to determine if events and circumstances have affected the fair value of Goodwill and Other Indefinite-lived Intangible Assets. If it is determined that it is more likely than not that the asset may be impaired, the Company uses a quantitative approach to determine the reporting unit or intangible asset’s fair value incorporating the key assumptions listed below. An impairment charge is recorded for the amount of carrying value that exceeds the determined fair value as of the testing date.
When the Company evaluates Goodwill for impairment using a quantitative approach, the Company estimates the fair value of the consolidated reporting unit by considering both comparable public company multiples (a market approach) and projected discounted future cash flows (an income approach). When the Company performs a quantitative impairment assessment of indefinite-lived intangible assets, fair value is estimated based on (1) recent market transactions, where available, (2) the royalty method for the Sun Country tradename (which assumes hypothetical royalties generated from using SCA’s tradename) or (3) projected discounted future cash flows (an income approach).
The Company performed its most recent annual Goodwill and Other Indefinite-Lived Intangible Assets impairment analysis as of October 1, 2020 and did not recognize any impairment losses for the years ended December 31, 2020 or 2019 or for the periods April 11, 2018 to December 31, 2018 and January 1, 2018 to April 10, 2018. See Note 3—Impact of the COVID-19 Pandemic.
Long-term Debt—Debt finance costs are capitalized and amortized over the term of the respective agreement.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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Revenue Recognition—Scheduled passenger service, charter service, and most ancillary revenues are recognized when the passenger flight occurs. Revenues exclude amounts collected on behalf of other parties including, transportation taxes.
The Company initially defers ticket sales as an air traffic liability and recognizes revenue when the passenger flight occurs. Unused non-refundable tickets expire at the date of scheduled travel and are recorded as revenue unless the customer notifies the Company in advance of such date that the customer will not travel. If notification is made, a travel credit is created for the face value less applicable change fees. Travel credits can be redeemed toward future travel for up to 12 months after the date of the original booking. A portion of travel credits will expire unused. The Company records an estimate for travel credits that will expire unused in passenger revenue. These estimates are based on historical experience of travel credit activity and consider other facts, such as recent program changes and modifications that could affect the ultimate usage patterns of tickets and travel credits. Due to inherent uncertainly of the current operating environment as a result of COVID-19, adjustments to these estimates could be material in the future.
Ancillary revenue for baggage fees, seat selection fees, and on-board sales is recognized when the associated flight occurs. Prior to adoption of the new revenue recognition model effective January 1, 2019, the Company recognized revenue for change fees as the transactions occurred. Under the new standard, revenue for change fees is deferred and recognized when the passenger travel is provided. Fees received in advance of the flight date are initially recorded as an air traffic liability.
Charter revenue is recognized at the time of departure when transportation is provided.
Cargo revenue is typically recognized based on hours flown, number of flights, and the amount of aircraft resources provided during a reporting period. Pursuant to ASC 606, Revenue from Contracts with Customers, the Amazon Agreement contains three performance obligations: Flight Services, Heavy Maintenance and Fuel. As Sun Country is the principal in providing Flight Services, revenue and related costs are recognized gross on the Statement of Operations. Sun Country acts as the agent in providing the Heavy Maintenance and Fuel performance obligations, which are reimbursed by Amazon based on the actual costs incurred. Consumption of aircraft fuel and heavy maintenance are recognized in revenue, net of the associated costs incurred to fulfill the performance obligations. The transaction price is allocated to the performance obligations based on their relative standalone selling price. The transaction price for flight services, which includes an upfront payment for startup costs, is reduced by the estimated value of warrants to be issued to Amazon based on expected performance under the Amazon Agreement.
Loyalty Program—The Company records a liability for points earned by passengers under its Sun Country Rewards program using two methods: (1) a liability for points that are earned by passengers on purchases of the Company’s services is established by deferring revenue based on the redemption value net of breakage; and (2) a liability for points attributed to loyalty points issued to the Company’s Visa card holders is established by deferring a portion of payments received from the Company’s co-branded agreement. The Company’s Sun Country Rewards program allows for the redemption of points to include payment towards air travel, land travel, taxes, and other ancillary purchases. The Company estimates breakage for loyalty points that are not likely to be redeemed. These estimates are based on historical experience of loyalty point redemption activity and consider other facts, such as program changes and modifications that could affect the ultimate usage pattern of loyalty points.
Co-branded Credit Card Program—Under the Company’s co-branded credit card program, funds received for the marketing of a co-branded credit card and delivery of loyalty points are accounted for as a multiple- deliverable arrangement. At the inception of the arrangement, the Company evaluated all deliverables in the arrangement to determine whether they represent distinct performance obligations. The Company determined the arrangement has two distinct performance obligations: loyalty points to be awarded,

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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and brand and marketing. Funds received are allocated based on relative standalone selling price. Revenue for the brand and marketing performance obligation is recognized as revenue when earned and recorded in Other Revenue. Consideration allocated to loyalty points is deferred and recognized as Passenger Revenue upon future redemption of the points.
Airframe and Engine Maintenance—For leased aircraft, the Company applies the expense as incurred method for maintenance events, where routine maintenance, airframe, and engine overhauls are charged to expense as incurred, except certain costs covered by third-party maintenance agreements, which are charged to expense based on an hourly fee, as defined by the contract.
The Company applies the Built-in Overhaul method for significant maintenance costs of owned airframe and engines. Under this method, the value of time remaining until the first scheduled major maintenance event (“greentime”) is capitalized and amortized until that first major maintenance event, assuming no residual value. In addition, the value in excess of the greentime is capitalized and amortized over the useful life. These expenses are reported as a component of Depreciation and Amortization on the accompanying Consolidated Statements of Operations. The estimated period until the next scheduled major maintenance event is estimated based on assumptions including estimated cycles, hours, and months, required maintenance intervals, and the age/ condition of related parts.
Certain SCA aircraft lease agreements contain provisions that require SCA to return aircraft to the lessor in a certain maintenance condition. A liability associated with returning leased aircraft is accrued when incurrence of lease return costs becomes probable. The amount of these costs typically can be estimated near the end of the lease term, after the aircraft has completed its last maintenance cycle prior to being returned.
Income Taxes—Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce Deferred Tax Assets to the amount expected to be realized. All Deferred Tax Assets and Liabilities, along with any related valuation allowance, are classified as noncurrent on the Consolidated Balance Sheets. Interest and penalties on uncertain tax positions, to the extent they exist, are included in the Company’s provision for income taxes. The provision for income taxes represents the current tax expense for the period and the change during the period in Deferred Tax Assets and Liabilities.
Concentration Risk—Approximately 41% of the Company’s Accounts Receivable balance as of December 31, 2020 was due from Amazon. In addition, approximately 8% and 19% of the Company’s Accounts Receivable balances as of December 31, 2020 and 2019, respectively, were from major financial institutions for tickets purchased via credit cards. One financial institution accounted for approximately 5% and 16% of the Company’s Accounts Receivable balance as of December 31, 2020 and 2019, respectively.
Approximately 57%, 58% and 48% of the Company’s fuel purchases were made from two vendors for the years ended December 31, 2020, 2019 and 2018, respectively.
Approximately 52% of the Company’s workforce were under union contracts as of December 31, 2020 with three different unions: Air Line Pilots Association (“ALPA”), International Brotherhood of Teamsters (“IBT”) and Transport Workers Union (“TWU”). Approximately 98% of the Company’s union workforce are under contracts that have expired or will be expiring within a year.
The following table shows the Company’s airline employee groups represented by unions:

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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Employee Group	Number of Active Employees Represented	Union	Date on which Collective Bargaining Agreement Becomes Amendable
Sun Country Pilots	395	ALPA	October 31, 2020
Sun Country Flight Attendants	466	IBT	December 31, 2019
Sun Country Dispatchers	22	TWU	November 30, 2024
Recently Adopted Accounting Standards
Revenue from Contracts with Customers—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“New Revenue Standard”) (Topic 606). This update is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the standard using the modified retrospective method effective January 1, 2019.
The adoption of the New Revenue Standard impacts the Company’s accounting for outstanding loyalty points earned through travel by SCA loyalty program members. There is no change in accounting for issuances of loyalty points to SCA’s co-branded card partner as those are currently reported in accordance with the New Revenue Standard. Through December 31, 2018, the Company used the incremental cost method to account for the portion of the loyalty program liabilities related to points earned through travel, which were valued based on the estimated incremental cost of carrying one additional passenger. The New Revenue Standard required the Company to change to the deferred revenue method and apply a relative standalone selling price approach whereby a portion of each passenger ticket sale attributable to loyalty points earned is deferred and recognized in passenger revenue upon future redemption.
Upon adoption of the New Revenue Standard, the Company reclassified certain ancillary revenues from Other Revenue to Passenger Revenue. In addition, certain fees previously recognized when incurred by the customer are deferred and recognized as revenue when passenger travel is provided.
Upon adoption of the standard on January 1, 2019 the Company made an adjustment to reduce Retained Earnings by $3,477.
Leases—In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”). Under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company elected to early adopt the standard effective January 1, 2019 using the modified retrospective adoption method.
Upon adoption of the standard on January 1, 2019 the Company recorded an Operating Lease Right-of-use (“ROU”) Asset of $178,577 (net of balance sheet reclassifications) and Operating Lease Liabilities of $204,790 on the Consolidated Balance Sheet. This ROU Asset was net of $27,004 reclassified from Over-market Liabilities and $791 reclassified from Prepaid Rent.
Capitalized Software Costs—In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The update addresses when costs should be capitalized rather than expensed, the term to use when amortizing capitalized costs, and how to

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evaluate the unamortized portion of these capitalized implementation costs for impairment. The ASU also includes guidance on how to present implementation costs in the financial statements and creates additional disclosure requirements. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company early adopted the requirements of ASU 2018-15 on January 1, 2019 using the prospective transition method. The adoption resulted in the capitalization of certain costs incurred in SCA’s hosting arrangement of $2,167 in 2019.
Non-employee Share-based Payment Accounting—In June 2018, the FASB issued ASU 2018-07 Improvements to Non-employee Share-based Payment Accounting. ASU 2018-07 expands the scope of ASC 718, Compensation—Stock Compensation, to share-based payments granted to non-employees for goods and services. Additionally, in November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), which requires entities to measure and classify share based payments to a customer, in accordance with the guidance in ASC 718. The Company has elected to early adopt these ASU’s effective January 1, 2019. Warrants granted in 2019 under the Amazon Agreement are accounted for under the updated standards. The adoption of ASU 2018-07 did not have a material impact on the Company’s Consolidated Financial Statements.
Changes to the Disclosure Requirements for Fair Value Measurement—In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, adds, and modifies certain disclosure requirements for fair value measurements. The Company adopted the requirements of ASU 2018-13 prospectively on January 1, 2020. The adoption of ASU 2018-13 did not have a material impact on the Company’s Consolidated Financial Statements.
Financial Instruments—Credit Losses—In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The update requires the use of an expected loss model on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to calculate credit loss estimates. For trade receivables, loans and held-to-maturity debt securities, entities are required to estimate lifetime expected credit losses. This accounting standard was adopted prospectively on April 1, 2020, and it did not have a material impact on the Company’s Consolidated Financial Statements.
Simplifying the Test for Goodwill Impairment—In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. The new standard eliminates Step 2 from the goodwill impairment test. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard was adopted and applied prospectively by the Company on April 1, 2020, and it did not have an impact on the Company’s Consolidated Financial Statements.
Recently Issued Accounting Standards
Income Taxes-Simplifying the Accounting for Income Taxes—In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions related to the approach for intraperiod tax allocation, recognizing deferred tax liabilities for outside basis differences, and calculating income taxes in interim periods. The guidance also reduces complexity in certain areas, including franchise taxes that are partially based on income and accounting for tax law changes in interim periods. The standard was adopted prospectively effective January 1, 2021 and is not expected to have a material impact on the Company’s Consolidated Financial Statements.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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3. IMPACT OF THE COVID-19 PANDEMIC
In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. COVID-19 has since spread to almost every country in the world, including the United States. On March 11, 2020, the World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” and the U.S. federal government declared COVID-19 a “National Emergency.” All major U.S. passenger airlines were negatively impacted by the declining demand environment resulting from the COVID-19 pandemic. The U.S. Department of State has issued international travel advisories and restrictions and the U.S. federal government has also implemented enhanced screenings and quarantine requirements in connection with the outbreak. In addition, the U.S. Centers for Disease Control has issued travel advisories for domestic travel within the United States. Certain Latin American countries where the Company operates scheduled passenger service have also restricted travel to residents only. Accordingly, the Company experienced a decline in flight bookings and an increase in cancellations beginning in March 2020, as a result of the outbreak. In addition, the federal government has encouraged social distancing efforts and limits on gathering size. Many popular tourist destinations have been closed, or operations are being curtailed, reducing the demand for leisure air travel. Although flight bookings for the second half of 2020 improved compared to the first half of 2020, they remain significantly below the prior year.
The timing and pace of the recovery are uncertain as certain markets have reopened, some of which have since experienced a resurgence of COVID-19 cases, while others, particularly international markets, remain closed or are enforcing extended quarantines for most U.S. residents. Additionally, some states have instituted travel restrictions or advisories for travelers from other states. As of December 31, 2020, there were restrictions in several international countries that did not allow planes from the United States to travel to these countries. Federal, state, and local authorities have at various times instituted measures such as imposing self-quarantine requirements, issuing directives forcing businesses to temporarily close, restricting international air travel, and issuing shelter-in-place and similar orders limiting the movement of individuals. Additionally, certain businesses had restricted non-essential travel for their employees.
It is evident that passenger air traffic demand in the foreseeable future will continue to fluctuate in response to fluctuations in COVID-19 reported cases, hospitalizations, deaths, treatment efficacy and the availability of vaccines.
The Company’s charter air transportation services have also been impacted due to a decline in international military charter service, the suspension or cancellation of major U.S. professional and college sports, and the voluntary or mandated closing of casinos. In addition, the Company has experienced increased competition for domestic charters as competitors are now offering charter services with otherwise grounded aircraft due to a decline in their passenger service.
In response to COVID-19 and the reduced consumer demand, the Company has significantly reduced planned capacity for scheduled and charter services.
As the COVID-19 pandemic continues to evolve, the Company’s financial and operational outlook remains subject to change. Despite the pandemic’s impact on the Company’s passenger segment, the Company began providing air cargo service and generating cargo revenues under the Amazon Agreement in the second quarter of 2020 as planned.
Liquidity assessment as a result of COVID-19 impacts
At the onset of the pandemic, the Company identified measures to reduce its operating costs and improve its liquidity position and implemented a temporary reduction of scheduled departures, deferred non-essential capital projects, placed a hiring freeze, and negotiated the deferral of aircraft rent payments. Further, on October 8, 2020, the Company announced the elimination of certain management positions.
Based on the foregoing measures that the Company has taken to improve its liquidity position, along with the $62,312 grant received from the United States Department of the Treasury under the Coronavirus

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
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Aid, Relief, and Economic Security Act (“CARES Act”), and the $45.0 million CARES Act Loan both received in 2020 the Company currently believes that it has sufficient liquidity to meet its near-term obligations.
The extent of the impact of COVID-19 on the Company’s financial performance will depend on future developments, including the duration and spread of the outbreak and related travel advisories and restrictions and traveler sentiment. The impact of COVID-19 on overall demand for air travel is highly uncertain and cannot be predicted at the present time.
Impairment Consideration
The Company identified the impact of the COVID-19 pandemic on the Company’s operation as an indicator of potential impairment of its long-lived assets, and, as a result, performed an impairment test on its long-lived assets during each quarter of 2020. No impairment charges were recorded during 2020.
Also during each quarter of 2020, the Company considered whether the projected financial impact of COVID-19 indicated that the fair value of goodwill and tradename asset may be lower than their carrying values. The Company’s considerations included future operating cash flows, changes in the market capitalization of competitors within the airline industry, and changes in the regulatory environment. Based on the assessments performed, the Company concluded that the assets were recoverable, and no impairment charges were recorded during 2020.
CARES Act
On March 27, 2020, the CARES Act was passed by the U.S. Government. The provisions in the act provide for economic relief to eligible individuals and businesses affected by COVID-19. As a provider of scheduled passenger service, air cargo service, charter air transportation and related services, the Company is eligible for certain benefits outlined in the CARES Act including but not limited to payroll tax breaks, government grants and government loans.
On April 15, 2020, the Company was informed by the United States Department of the Treasury that it would receive a grant of $60,559 under the CARES Act Payroll Support Program. The Company received $20,187 in April 2020, and $10,093 in June, July, August and September 2020. In September 2020, the Company was awarded an additional CARES Act grant of $1,753. The amount recognized under the CARES Act grant for the year ended December 31, 2020 was $62,312, and is included within Special Items, net on the Consolidated Statements of Operations. Grant dollars were recognized as qualifying expenses were incurred from April 1, 2020 through September 30, 2020, up to the CARES Act grant amount.
In connection with the Payroll Support Program, the Company is required to comply with the relevant provisions of the CARES Act, including the requirement that the grant is used exclusively for the continued payment of employee salaries, wages, and benefits, and that the Company refrain from involuntary furloughs of employees or reducing pay rates or benefits through September 30, 2020. The Company must also comply with the provisions prohibiting the repurchase of common stock and the payment of common stock dividends until September 30, 2021, as well as those restricting the payment of certain executive compensation until March 24, 2022. Finally, until March 1, 2022, the Company is required to continue to provide air service to markets served prior to March 1, 2020, to the extent determined reasonable and practicable by the DOT subject to exemptions granted by the DOT to the Company. As of December 31, 2020 and through the date of this report, the Company believes it has complied with the provisions of the Payroll Support Program.
The CARES Act provides an employee retention credit (“CARES Employee Retention Credit”) which is a refundable tax credit against certain employment taxes of up to five thousand dollars per employee. The credit is equal to 50% of qualified wages paid to employees during a quarter, capped at ten thousand

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
3. IMPACT OF THE COVID-19 PANDEMIC (continued)
dollars of qualified annual wages through December 31, 2020. The Company qualified for the credit beginning on April 1, 2020. During the year ended December 31, 2020, the Company recorded $2,328 related to the CARES Employee Retention Credit within Special Items, net on the Company’s Consolidated Statements of Operations.
The CARES Act also provides for the deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. The amount deferred as of December 31, 2020 was $4,138, of which $2,069 is recorded in Accrued Salaries, Wages, and Benefits and $2,069 is recorded in Other Long-term Liabilities on the Company’s Consolidated Balance Sheets.
Under the CARES Act Loan Program, the Company received a $45,000 loan from the U.S. Department of the Treasury on October 26, 2020. See Note 9—Debt.
On January 22, 2021, the Company was informed by the United States Department of the Treasury that it would receive a grant of $32,208 under the Payroll Support Program Extension (PSP2) under the Consolidated Appropriations Act, 2021 (PSP Extension Law). The Company received $16,104 on February 2, 2021, and anticipates receiving the remaining $16,104 prior to the end of March 2021. All funds provided by the Treasury Department to PSP2 participants may only be used for the continuation of payment of employee salaries, wages, and benefits.
4. BUSINESS COMBINATION
On the Acquisition Date, SCA Acquisition Holdings, LLC acquired 100 percent of MN Airlines’ stockholder equity. The final purchase price, determined in accordance with the definitions and target amounts specified in the sale agreement, was $187,775. The Company did not incur any material expenses related to the Acquisition prior to the Acquisition Date.
The Acquisition was accounted for as a business combination using the purchase method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized on the balance sheet at their fair value as of the Acquisition Date. The fair value of the assets acquired and liabilities assumed were determined using market, income and cost approaches, as described further below. This resulted in a new basis for the assets acquired and liabilities assumed of MN Airlines, LLC as of the Acquisition Date. The Company established a contra-asset after considering the fair value of Lessor Maintenance Reserve Deposits at the time of the sale and concluded that a market participant would not place any value on this asset, as they would need to incur maintenance expense on a dollar for dollar basis to obtain reimbursement from the lessor. The contra-asset represents the Successor’s obligation to perform planned maintenance events on leased aircraft held as of the Acquisition Date. As reimbursable maintenance events are performed and maintenance expense is incurred, the contra-asset is recognized as a reduction to Maintenance expense.
Although the Successor continued with the same core operations after the Acquisition Date, the accompanying consolidated financial statements are presented for two 2018 periods: Successor, which relates to the 2018 period subsequent to the Acquisition Date, and Predecessor, relating to the period from January 1, 2018 through April 10, 2018. These separate periods are presented to reflect the new basis of accounting as of and subsequent to the Acquisition Date, and have been separated by a vertical line on the face of the Consolidated Financial Statements to highlight the fact that the financial information for such periods has been prepared under a different historical-cost basis of accounting. The Successor’s Consolidated Financial Statements also reflect the funding and recapitalization of the Successor, which occurred at the Acquisition Date.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
4. BUSINESS COMBINATION (continued)
Successor—The accompanying Consolidated Financial Statements include the Successor’s assets, liabilities, and stockholders’ equity and the related income and expenses and cash flows. SCA Acquisition Holdings, LLC had no other operating activities since its formation other than the activities presented of its acquired wholly owned subsidiary, Sun Country, Inc., f/k/a MN Airlines, LLC.
Predecessor—The accompanying Predecessor Consolidated Financial Statements include the assets, liabilities, and equity and the related income and expenses and cash flows of Sun Country, Inc., f/k/a MN Airlines, LLC, which occurred prior to the Acquisition Date and are reported under its historical basis that existed prior to the Acquisition Date.
Fair value of the assets acquired and the liabilities assumed as of the Acquisition Date are as follows:
Assets:
Restricted Cash	$8,308
Investments	3,810
Accounts Receivable	31,796
Inventory	5,295
Prepaid Expenses	7,617
Property and Equipment	38,511
Goodwill	222,223
Other Intangible Assets	104,000
Aircraft Lease Deposits	17,923
Deferred Tax Asset	49,634
Other Assets	1,071
Total Assets	490,188
Liabilities:
Accounts Payable	50,016
Accrued Salaries, Wages, and Benefits	9,006
Accrued Transportation Taxes	12,237
Air Traffic Liabilities	72,235
Over-market Liabilities	108,017
Finance Lease Obligations	10,038
Loyalty Program Liabilities	37,165
Long-term Debt	941
Other Liabilities	2,758
Total Liabilities	302,413
Total Purchase Price	$187,775
Property and Equipment—The Company acquired Property and Equipment which were valued based on a combination of the cost and market approaches. The cost approach was applied based on inflationary trends to historical costs, considering the age of the asset, its physical condition, operational status and economic utility. The market was approach was applied based on market prices for similar assets. The useful lives assigned were based on their expected remaining useful lives consistent with the Company’s capitalization policy.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
4. BUSINESS COMBINATION (continued)
Sun Country Airlines Tradename—The Company acquired an intangible asset of $56,000 assigned to the Sun Country Airlines Tradename. Sun Country has operated under this name and brand since 1983, and has high brand recognition and brand loyalty, particularly in its home market of Minneapolis/St. Paul, MN. This intangible asset was valued using a discounted cash flow analysis based on the relief from royalty method, a variation of the income approach. The relief from royalty approach utilizes certain market information by reference to the amount of after-tax cash flows the Company could generate if the trade names were licensed in an arm’s length transaction to a third party. Significant assumptions used in the discounted cash flow analysis include the projected revenue of the Company, the royalty rate, the discount rate and the terminal value. The Company expects to continue to use the brand and associated trademarks for the indefinite future.
Customer Relationships—The Company acquired an intangible asset of $48,000 representing the fair value of its customer relationships arising from Sun Country’s extensive charter business, including several large customers with long-term commitments for charter flights. This intangible asset was valued using the multi- period excess earnings method, a variation of the income approach, based on the present value of the expected incremental after-tax cash flows (or “excess earnings”) attributable to certain charter customer relationships. Significant assumptions used in the discounted cash flow analysis include the projected earnings of the customer relationships, customer retention rates and the discount rate. The customer relationship intangible asset has been assigned a useful life of 12 years and will be amortized on a straight-line basis over this life.
Goodwill—Goodwill, of which $132,606 was tax deductible, represents the excess of the purchase price over the fair value of the underlying net assets acquired and largely results from expected growth and improved financial results for the Company as well as an assembled workforce, which does not qualify for separate recognition.
Deferred Tax Asset—The acquisition of MN Airlines, LLC was treated as an asset acquisition for U.S. federal income tax purposes in which, the Company generally received stepped-up tax basis in assets and liabilities acquired. As a result of fair value adjustments recorded in purchase accounting, the Company recorded a Deferred Tax Asset of $49,634 related to Air Traffic and Loyalty Program Liabilities deferred revenue and Over- market Liabilities. The Deferred Tax Asset has been calculated based on the expected federal and state tax rates applicable to the Company.
Over-market Liabilities—The Company acquired liabilities related to its over-market lease rates and over- market maintenance reserve payments. Aircraft leases were evaluated using an income approach, based on the present value of the expected differential cash flows between the existing aircraft lease terms as compared to current market lease terms for similar aircraft and market participants. Significant assumptions used in the discounted cash flow analysis include the discount rate and the estimated market lease rates for similar aircraft based on terms commensurate with the Company’s credit rating. The Company recognized a liability of $32,779 representing lease terms which are unfavorable compared with market terms of similar leases and will be amortized into earnings through a reduction of Aircraft Rent on a straight-line basis over the remaining life of each lease. With the adoption of ASC 842 the Company reclassified this liability to be included in the Operating Lease Right-of-use Assets.
As of the Acquisition Date, Sun Country’s existing leases include payments for maintenance reserves in addition to the stated aircraft lease payments. For a substantial portion of these maintenance reserve payments, the Company does not expect to be reimbursed by the lessor. The maintenance reserve payments were evaluated using an income approach, based on the expected differential cash flows between the existing contractual maintenance payments as compared to market terms for similar aircraft under current market assumptions. Significant assumptions used in the discounted cash flow analysis include the discount rate, expected aircraft utilization (impacting the nature and timing of maintenance events) and the estimated

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
4. BUSINESS COMBINATION (continued)
market terms for similar aircraft based on terms commensurate with the Company’s credit rating. These maintenance reserve payments were deemed unfavorable as a market participant would expect reimbursement based on more favorable terms, indicating that the balance expected not to be reimbursed is unfavorable to the Company. The Company recognized a liability of $75,238 representing over-market maintenance reserve lease terms compared to market terms of similar leases and will amortize this liability into earnings as a reduction to Aircraft Rent on a straight- line basis over the remaining life of each lease.
Loyalty Program Liabilities—The Company acquired liabilities related to loyalty program obligations. These liabilities were adjusted to their fair value based on stated redemption rates as of the Acquisition Date, less estimated breakage.
5. REVENUE
Sun Country is a certified air carrier generating Operating Revenues from Scheduled service, Charter service, Ancillary, Cargo and Other revenue. Scheduled service revenue mainly consists of base fares. Charter service revenue is primarily generated through service provided to the U.S. Department of Defense, collegiate and professional sports teams and casinos. Ancillary revenues consist of revenue earned from air travel-related services such as baggage fees, seat selection fees and on-board sales. Cargo consists of revenue earned from flying cargo aircraft under the Amazon Agreement. Other revenue consists primarily of revenue from services in connection with Sun Country Vacation products.
The significant categories comprising Operating Revenues are as follows:
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to	For the Period January 1, 2018 to
	2020	2019	December 31, 2018	April 10, 2018
Scheduled service . . . . . . . . . . . . . . .	$193,047	$396,113	$224,507	$132,234
Charter service . . . . . . . . . . . . . . . . .	98,130	174,562	111,317	40,663
Ancillary(1) . . . . . . . . . . . . . . . . . . . .	68,055	118,158	—	—
Passenger . . . . . . . . . . . . . . . . .	359,232	688,833	335,824	172,897
Cargo . . . . . . . . . . . . . . . . . . . . . . . .	36,809	—	—	—
Ancillary(1) . . . . . . . . . . . . . . . . . . . .	—	—	41,065	15,670
Other . . . . . . . . . . . . . . . . . . . . . . . . .	5,445	12,551	8,042	8,885
Total Operating Revenue . . . . .	$401,486	$701,384	$384,931	$197,452

(1)
The classification of Ancillary changed as a result of the adoption of ASC 606.

The Company attributes and measures its Operating Revenue by geographic region as defined by the DOT for airline reporting based upon the origin of each passenger and cargo flight segment.
The Company’s operations are highly concentrated in the U.S. but include service to many international locations, primarily based on scheduled service to Latin America during the winter season and on military charter services.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
5. REVENUE (continued)
Total Operating Revenue by geographic region are as follows:
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to	For the Period January 1, 2018 to
	2020	2019	December 31, 2018	April 10, 2018
Domestic . . . . . . . . . . . . . . . . . . . . .	$382,463	$666,332	$368,456	$173,995
Latin America . . . . . . . . . . . . . . . . . .	18,515	33,716	15,628	23,003
Other . . . . . . . . . . . . . . . . . . . . . . . . .	508	1,336	847	454
Total Operating Revenue . . . . .	$401,486	$701,384	$384,931	$197,452
Contract Balances
The Company’s contract assets primarily relate to costs incurred to get the 12 Amazon cargo aircraft ready for service. The balances are included in Other Current Assets and Other Assets on the Consolidated Balance Sheets. The amount expensed during 2020 was $271 and is included in Maintenance expense.
The Company’s significant contract liabilities are comprised of 1) ticket sales for transportation that has not yet been provided (reported as Air Traffic Liabilities on the Consolidated Balance Sheets), 2) outstanding loyalty points that may be redeemed for future travel and other non-air travel awards (reported as Loyalty Program Liabilities on the Consolidated Balance Sheets) and 3) Amazon start-up cost payments received (reported within Other Liabilities on the Consolidated Balance Sheets).
Contract Assets and Liabilities are as follows:
	December 31,
	2020	2019
Contract Assets
Costs to fulfill contract with Amazon . . . . . . . . . . . . . . . .	$3,614	$—
Air Traffic Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$101,075	$116,660
Loyalty Program Liabilities . . . . . . . . . . . . . . . . . . . . . . .	22,069	22,892
Amazon Deferred Start-up Costs Payments Received . . .	5,240	1,633
Total Contract Liabilities . . . . . . . . . . . . . . . . . . . . .	$128,384	$141,185
The balance in the Air Traffic Liabilities fluctuates with seasonal travel patterns. Most tickets can be purchased no more than twelve months in advance, therefore any revenue associated with tickets sold for future travel will be recognized within that timeframe. For the year ended December 31, 2020, $110,868 of revenue was recognized in Passenger Revenue that was included in the Air Traffic Liabilities as of December 31, 2019 and $4,502 in cash refunded to customers, mainly due to COVID-19 related flight cancellations. Of the December 31, 2019 Air Traffic Liabilities remaining as of December 31, 2020, $1,045 relates to COVID-19 extensions and $245 relates to gift certificates.
As part of the Amazon Agreement executed in December 2019, Amazon paid the Company $10,300 toward start-up costs, of which $6,300 was received as of December 31, 2019 and the remainder was received in February 2020. Upon signing this agreement, Amazon received 632,183 fully vested warrants to purchase the Company’s common stock, with a fair value of $4,667. This fair value was assigned to a portion of the $10,300 cash received from Amazon and the remaining $5,633 is being amortized into Cargo revenue on

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
5. REVENUE (continued)
a pro-rata basis over the initial six years of the Amazon Agreement. For the year ended December 31, 2020, $393 has been amortized into Cargo revenue.
Loyalty Program
The Sun Country Rewards program provides loyalty awards to program members based on accumulated loyalty points. Loyalty points are earned as a result of travel and purchases using the Company’s co-branded credit card. The balance of the Loyalty Program Liabilities fluctuates based on seasonal patterns, which impact the volume of loyalty points awarded through travel or issued to co-branded credit card and other partners (deferral of revenue) and loyalty points redeemed (recognition of revenue).
Changes in the Loyalty Program Liabilities are as follows:
	2020	2019
Balance—December 31, 2018 . . . . . . . . . . . . . . . . . . . . . . .		$23,950
ASC 606 adoption adjustment (January 1, 2019) . . . . . . . .		4,867
Balance—January 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$22,892	$28,817
Loyalty Points Earned . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,015	6,483
Loyalty Points Redeemed(1) . . . . . . . . . . . . . . . . . . . . . . . . .	(4,838)	(12,408)
Balance—December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$22,069	$22,892

(1)
Principally relates to revenue recognized from the redemption of loyalty points for both air and non-air travel awards. Loyalty points are combined in one homogenous pool and are not separately identifiable. As such, the redemptions are comprised of points that were part of the Loyalty Program Liabilities balance at the beginning of the period, as well as loyalty points that were earned during the period.

The timing of loyalty point redemptions can vary significantly, however most new points, that are not left to expire, are redeemed within two years. Given the inherent uncertainty of the current operating environment due to COVID-19, the Company will continue to monitor redemption patterns and will adjust estimates in the future, which could be material.
6. EARNINGS PER SHARE
Basic earnings per share, which excludes dilution, is computed by dividing Net Income available to common stockholders by the weighted average number of common shares outstanding for the period.
Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The number of incremental shares from the assumed issuance of shares relating to share based awards is calculated by applying the treasury stock method.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
6. EARNINGS PER SHARE (continued)
The following table shows the computation of basic and diluted earnings per share:
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to	For the Period January 1, 2018 to
	2020	2019	December 31, 2018	April 10, 2018
Numerator:
Net income / (Loss) . . . . . . . . . . . . . .	$(3,904)	$46,072	$(367)	$25,910
Denominator:
Weighted Average Common Shares
Outstanding—Basic . . . . . . . . . . .	46,806,042	46,773,038	46,700,990	100,000,000
Dilutive effects of Warrants . . . . . . .	—	—	—	—
Dilutive effect of Stock Options and
Warrants(1) . . . . . . . . . . . . . . . . . . .	—	1,136,375	—	—
Weighted Average Common Shares
Outstanding—Diluted . . . . . . . . . .	46,806,042	47,909,413	46,700,990	100,000,000
Basic earnings / (loss) per share . . . .	$(0.08)	$0.99	$(0.01)	$0.26
Diluted earnings / (loss) per share . .	$(0.08)	$0.96	$(0.01)	$0.26

(1)
There were 3,577,252, 3,502,925 and 3,583,923 performance-based stock options outstanding as of December 31, 2020, 2019 and 2018, respectively, that were excluded from the calculation of diluted EPS. Additionally, in loss periods, the inclusion of unvested options would have an anti-dilutive effect.

Prior to their exercise on January 31, 2020, all 40,005,885 warrants held by Apollo were included in basic and diluted weighted average shares outstanding as they were equity classified, had an exercise price of approximately $0.0005, and all necessary conditions for issuance were met.
Warrants held by Amazon are included in diluted weighted average shares outstanding as of the date the warrants vested. The unvested warrants held by Amazon have not been included in diluted shares as their performance condition had not yet been satisfied.
7. PROPERTY & EQUIPMENT
During the year ended December 31, 2020, the Company purchased nine aircraft and a spare engine. See Note 10 for further information on leased aircraft.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
7. PROPERTY & EQUIPMENT (continued)
Aircraft Fleet
The following tables summarize the Company’s aircraft fleet activity for the years ended December 31, 2020 and 2019, respectively:
	December 31, 2019	Additions	Removals	December 31, 2020
Passenger:
Owned .	5	9	—	14
Finance leases .	10	—	(5)	5
Operating leases . .	14	—	(2)	12
Seasonal leases . .	2	—	(2)	—
Sun Country Airlines’ Fleet	31	9	(9)	31
Cargo Aircraft Operated for Amazon	—	12	—	12
Total Aircraft Operated	31	21	(9)	43
The nine passenger aircraft purchased during the year ended December 31, 2020 were financed through equipment trust certificates (see Note 9). Two of these aircraft were previously under operating leases, five were previously under finance leases, and the other two aircraft were new to the Company’s fleet.
In addition to the nine purchases discussed above, the Company refinanced three previously owned aircraft in January 2020 utilizing equipment trust certificates (see Note 9).
The 12 cargo aircraft added during 2020 relate to the Amazon Agreement (see Note 1).
	December 31, 2018	Additions	Removals	December 31, 2019
Owned	3	2	—	5
Finance leases	5	5	—	10
Operating leases	19	—	(5)	14
Seasonal leases	3	2	(3)	2
Sun Country Airlines’ Fleet	30	9	(8)	31
In December 2019, the Company purchased its first aircraft utilizing equipment trust certificates. The Company purchased one of its aircraft previously under an operating lease agreement in February 2019. In addition, the Company entered into a new finance lease for an aircraft in each of March, April, May and December 2019.
Also, in December 2019, the Company amended an operating lease, which converted it to a finance lease. Lastly, one of the Company’s operating leases expired in August 2019 and two in December 2019.
The Accumulated Depreciation on owned assets was $52,048 and $21,030 as of December 31, 2020 and 2019, respectively. Depreciation expense was $31,657 and $17,347 for the years ended December 31, 2020 and 2019, respectively, and was $6,731 and $2,315 for the period from April 11, 2018 through December 31, 2018 and the period January 1, 2018 through April 10, 2018, respectively.
The Accumulated Amortization on Finance Lease Assets was $13,018 and $6,698 as of December 31, 2020 and 2019, respectively. Amortization Expense was $11,948 and $13,104 for the years ended December 31, 2020 and 2019, respectively, and was $4,476 and $119 for the period from April 11, 2018 through December 31, 2018 and the period January 1, 2018 through April 10, 2018, respectively.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
7. PROPERTY & EQUIPMENT (continued)
Depreciation expense on Owned Assets and amortization expense on Finance Lease Assets are classified in Depreciation and Amortization on the Consolidated Statements of Operations.
8. GOODWILL AND OTHER INTANGIBLE ASSETS
Components of Goodwill and Other Intangible Assets were as follows:
	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$222,223	$—	$222,223
Intangible Assets with Finite Lives:
Customer Relationships . . . . . . . . . . . . . . . .	48,000	(10,890)	37,110
Intangible Assets with Indefinite Lives:
Tradename . . . . . . . . . . . . . . . . . . . . . . . . . .	56,000	—	56,000
Total Other Intangible Assets . . . . . . . . . . .	104,000	(10,890)	93,110
Total Goodwill and Other Intangible Assets . . . .	$326,223	$(10,890)	$315,333
	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$222,223	$—	$222,223
Intangible Assets with Finite Lives:
Customer Relationships . . . . . . . . . . . . . . . .	48,000	(6,890)	41,110
Intangible Assets with Indefinite Lives:
Tradename . . . . . . . . . . . . . . . . . . . . . . . . . .	56,000	—	56,000
Total Other Intangible Assets . . . . . . . . . . .	104,000	(6,890)	97,110
Total Goodwill and Other Intangible Assets . . . .	$326,223	$(6,890)	$319,333
All Goodwill is related to the Passenger Operating segment.
Finite-Lived Intangible Assets are amortized over an estimated useful life based on several factors, including the effects of demand, competition, contractual relationship and other business factors. The Company concluded that the Customer Relationships Finite-Lived Intangible Assets has an estimated life of 12 years and is being amortized over this period on a straight-line basis.
SCA recognized $4,000 of amortization expense on intangible assets with finite-lives during each of the years ended December 31, 2020 and 2019. For the period April 11, 2018 to December 31, 2018, SCA recognized $2,890 of amortization expense. Amortization is classified in Depreciation and Amortization on the Consolidated Statements of Operations. As of December 31, 2020, estimated annual amortization expense for each of the next five fiscal years is $4,000 and $17,110 thereafter.
9. DEBT
Lines of Credit — In 2018, the Company entered into a revolving credit agreement with a financial institution which provides available credit based upon defined thresholds to a maximum amount of $20,000. On May 15, 2020, the revolving credit agreement maturity date was extended by one year to April 11, 2022 and the maximum credit amount was increased from $20,000 to $25,000. Available credit under this agreement

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
9. DEBT (continued)
as of December 31, 2020 and 2019 was $25,000 and $19,650, respectively, since 2020 had no outstanding letters of credit and the 2019 available credit was reduced due to outstanding letters of credit. Outstanding balances bear interest at the greatest of a) the Prime Rate or b) the Federal Funds Effective Rate plus 0.5% or c) the Adjusted London Interbank Offered Rate for an interest period of one-month plus 1.00%. SCA pays a 0.5% commitment fee on the average daily unused balance. The revolving credit agreement is secured by certain assets of SCA and contains a financial covenant and guarantees. SCA was in compliance with the covenant as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, there were no outstanding balances on the revolving credit agreement.
On February 10, 2021, the Company executed a new five-year credit agreement with a group of lenders that replaces the Company’s May 15, 2020 $25,000 revolving credit agreement. The new agreement provides for a $25,000 Revolving Credit Facility and a $90,000 Delayed Draw Term Loan Facility, which are collectively referred to as the “Credit Facilities.” The interest rate on borrowings is based on the greatest of various alternative base rates, with a minimum of 2%, plus an applicable margin of 4% to 5%. There is a commitment fee on the unused Revolving Credit Facility of 0.5%. The proceeds from the Revolving Credit Facility can be used for general corporate purposes. The proceeds from Delayed Draw Term Loans are to be used solely to finance the acquisition of aircraft or engines to be registered in the U.S. The Credit Facilities have financial covenants that require a minimum EBITDAR (ranging from $62,100 to $87,700) and a minimum liquidity of $30,000 at the close of any business day.
Long-term Debt—In December 2019, the Company arranged for the issuance of Class A, Class B and Class C pass-through trust certificates Series 2019-1 (the “2019-1 EETC”), in an aggregate face amount of $248,587 (the “Certificates”) for the purpose of financing or refinancing 13 used aircraft. To facilitate the arrangement, the Company created three pass-through trusts that will sell the Certificates to institutional investors. The proceeds from the sale of Certificates are held in escrow until such time that the Company provides the trust with an aircraft financing closing notice, which will cause the trusts to use the proceeds from the sale of Certificates to purchase equipment notes from the Company. The equipment notes are secured by the aircraft. Debt issuance costs of $2,988 were incurred in 2019 related to this financing and is being amortized into interest expense over the lives of the Certificates.
In December of 2019, the Company purchased one aircraft under the 2019-1 EETC. In the first quarter of 2020, under the 2019-1 EETC, SCA purchased two additional aircraft, purchased one previously under operating lease, and refinanced three aircraft previously owned and financed. The purchase of the remaining six aircraft previously under operating or finance leases occurred in the second quarter of 2020. The total appraised value of the 13 aircraft is approximately $292,450. The Certificates bear interest at the following rates per annum: Class A, 4.13% relating to a tranche of seven of the financed aircraft and 4.25% relating to a tranche of six of the financed aircraft; Class B, 4.66% relating to a tranche of seven of the financed aircraft and 4.78% related to a tranche of six of the financed aircraft; and Class C, 6.95%. The expected maturity date of Class A is December 15, 2027, the Class B is December 15, 2025 and the Class C is December 15, 2023.
These trusts meet the definition of a variable interest entity (“VIE”) and must be considered for consolidation in the Company’s Consolidated Financial Statements. This assessment considers both quantitative and qualitative factors including the purpose for which these trusts were established and the nature of the risks. The main purpose of the trust structure is to enhance the credit worthiness of the debt obligation and lower the total borrowing cost. The Company concluded that it is not the primary beneficiary in these trusts because the Company’s involvement is limited to principal and interest payments on the related notes. Therefore, these trusts have not been consolidated in the Company’s Consolidated Financial Statements.
Under the CARES Act Loan Program, on October 26, 2020, the Company was awarded a forty-five million dollar loan, which is secured by SCA’s loyalty program and certain cash deposit accounts. The loan

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
9. DEBT (continued)
bears interest at a rate per annum equal to the Adjusted LIBO Rate plus 6.50% and is due to be repaid on the earlier of (i) October 24, 2025 or (ii) six months prior to the expiration date of any material loyalty program securing the loan. During the term of the loan, the Company must maintain aggregate liquidity of not less than ten million dollars, measured at the close of every business day. There are also provisions that may accelerate payments under the loan if certain collateral and debt service coverage ratios are not met. Additionally, because of the timing of the expiration of the Company’s loyalty program agreement, early loan repayments shall be made based on cash flows from the loyalty program, beginning approximately January 2023. The loan program allows for the Payment-In-Kind (“PIK”) of certain interest amounts throughout the debt term The Company elected to PIK $419 of accrued interest in the fourth quarter of 2020 and it was added to the principal balance.
Long-term Debt included the following:
	December 31, 2020	December 31, 2019
Notes payable under the Company’s 2019-1 EETC agreement dated December 2019, with original loan amounts of $248,587 payable in bi-annual installments through December 2027. These notes bear interest at an annual rate of between 4.13% and 6.95% and are secured by the equipment for which the loan was used	$227,347	$28,280
U. S. Department of the Treasury CARES Act Loan (see terms and conditions above)	45,419	—
Notes payable to Wilmington Trust Company dated October and November 2018, with original loan amounts totaling $55,671 payable in monthly installments through November 2023. These notes bore interest at an annual rate of 8.45%. They were refinanced in January 2020 through 2019-1 EETC notes	—	46,617
Note payable to Wilmington Trust Company dated February 2019, with an original loan amount of $12,750 payable in monthly installments of $151 through January 2024, and then final lump sum payment of $2,825 in February 2024. This note bears interest at an annual rate of 8.45% and is secured by the equipment for which the loan was used	9,813	11,237
Note payable to Wilmington Trust Company dated November 2018, with an original loan amount of $3,671 payable in monthly installments of $44 through October 2023, and then final lump sum payment of $1,101 in November 2023. This note bears interest at an annual rate of 8.45% and is secured by the equipment for which the loan was used	2,693	3,105
Note payable to Alliance Bank dated February 2019, with an original loan amount of $600 payable in monthly installments of $5 through March 2029. This note bears interest at an annual rate of 5.0%	519	569
Notes payable to Riverland Bank dated between April 2015 and May 2016, with original loan amounts totaling $734 payable in monthly installments with expirations between April 2020 and April 2021. The notes bear interest at an annual rate of 5.15% and are secured by the equipment for which the loan was used	10	97
Total Debt	285,801	89,905
Less: Unamortized debt issuance costs	(3,338)	(2,988)
Less: Current Maturities of Long-term Debt	(26,118)	(13,197)
Total Long-term Debt	$256,345	$73,720

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
9. DEBT (continued)
Future maturities of the outstanding Debt are as follows:
Year Ending December 31	Debt Principal Payments	Amortization of Debt Issuance Costs	Net Debt
2021	$26,928	$(810)	$26,118
2022	28,846	(752)	28,094
2023	43,819	(678)	43,141
2024	67,659	(554)	67,105
2025	64,810	(342)	64,468
Thereafter	53,739	(202)	53,537
Total	$285,801	$(3,338)	$282,463
The table below presents the Company’s debt measured at fair value:
	December 31, 2020	December 31, 2019
Carrying Amount	$285,801	$89,905
Fair Value	$279,119	$96,342
The fair value of the Company’s debt was based on the discounted amount of future cash flows using the Company’s end-of-year incremental borrowing rate for similar obligations. The estimates were primarily based on Level 3 inputs.
10. LEASES
The Company adopted ASC 842 using the modified retrospective transition approach with an effective date of January 1, 2019. The Company elected the package of practical expedients, which allows the Company to carryforward the historical assessment of the following: (1) whether the Company’s contracts are or contain leases, (2) lease classification, and (3) initial direct costs. The Company also elected to combine lease and non-lease components. Leases with an initial term of 12 months or less will be recognized in the Consolidated Statements of Operations on a straight-line basis over the lease term. These leases primarily relate to seasonal aircraft rentals.
The Company classifies its Operating Leases into three categories: Aircraft, Real Estate, and Other. Aircraft leases consist of aircrafts and aircraft equipment under operating lease agreements. As of December 31, 2020, the Company had 17 leases for aircraft, of which five were under finance leases and 12 were Right-of-use operating leases. Real Estate leases consist of leased hangar and administration facilities and Other leases consist of non-aircraft equipment under operating lease agreements. Real Estate and Other leases have initial terms of up to ten years.
Our fleet of 12 freighters is subleased directly from Amazon and we operate them pursuant to the Air Transportation Services Agreement (“ATSA”). Based upon review of the ATSA, the sublease arrangement does not qualify as a lease under ASC 842, Leases, because we do not control the use of the aircraft. As such, no right-of-use asset and lease liability is recognized in our financial statements for the Amazon arrangement.
The Company also has various airport terminal agreements which include provisions for variable lease payments which are based on several factors, including, but not limited to, number of carriers, enplaned passengers, and airports’ annual operating budgets. Due to the variable nature of the rates, these leases are not recorded on the Company’s Consolidated Balance Sheets as a right-of-use asset and lease liability.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
10. LEASES (continued)
The following table summarizes the lease-related assets and liabilities recorded on the Company’s Consolidated Balance Sheets:
	Classification	December 31, 2020	December 31, 2019
Assets
Finance lease assets, net	Property and Equipment, net	$104,815	$194,328
Operating lease assets	Operating Lease Right-of-use Assets	121,269	147,148
Total lease assets		$226,084	$341,476
Liabilities
Current:
Finance lease liabilities	Short-term Finance Lease Obligations	$11,460	$92,318
Operating lease liabilities	Short-term Operating Lease Obligations	34,492	30,611
Long-term:
Finance lease liabilities	Long-term Finance Lease Obligations	95,710	105,037
Operating lease liabilities	Long-term Operating Lease Obligations	112,707	141,879
Total lease liabilities		$254,369	$369,845
The Company uses the rate implicit in the lease to discount lease payments to present value, however, the leases generally do not provide a readily determinable implicit rate. Therefore, the Company estimates the incremental borrowing rate to discount lease payments based on information available initially at adoption and at lease commencement going forward, taking into consideration recent debt issuances as well as publicly available data for instruments with similar characteristics.
The Company’s lease agreements do not contain any residual value guarantees. SCA reviewed its operating leases for extension options that may be reasonably certain to be exercised and then would become part of the right-of-use assets and lease liabilities. As of December 31, 2020, the Company did not have any material operating leases with extension or termination options which are reasonably certain to be exercised.
During the year ended December 31, 2020 the Company negotiated rent payment deferrals with a majority of its aircraft lessors. The amount deferred as of December 31, 2020 was $7,569, consisting of $2,133 under finance leases and $5,436 under operating leases. These deferrals are classified within the current portion of the respective lease liabilities on the Consolidated Balance Sheet.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
10. LEASES (continued)
The following table provides details of the Company’s obligations under finance and operating leases as of December 31, 2020:
	Finance	Operating Leases
	Leases	Aircraft	Real Estate	Other	Total
2021	$17,572	$38,076	$2,218	$1,675	$41,969
2022	15,460	32,842	1,962	1,561	36,365
2023	15,460	32,592	1,466	659	34,717
2024	25,177	24,476	1,466	—	25,942
2025 . . .	12,489	9,630	1,466	—	11,096
Thereafter	52,949	8,222	5,071	—	13,293
Total Minimum Lease Payments	139,107	145,838	13,649	3,895	163,382
Less: Amount Representing Interest	(31,937)	(18,034)	(2,662)	(265)	(20,961)
Present Value of Minimum Lease Payments	107,170	127,804	10,987	3,630	142,421
Plus: Tennant Improvements	—	—	4,778	—	4,778
Less: Short-term Obligations	(11,460)	(30,880)	(2,105)	(1,507)	(34,492)
Long-term Lease Obligations	$95,710	$96,924	$13,660	$2,123	$112,707
The following table presents lease costs related to the Company’s Finance and Operating Leases:
		Successor			Predecessor
		Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018	For the Period January 1, 2018 to April 10, 2018
	Classification	2020	2019
Finance lease cost
Amortization of leased assets	Depreciation and Amortization	$11,948	$13,104	$4,475	$119
Interest on lease liabilities	Interest Expense	8,659	10,741	4,754	293
Operating lease cost
Included in ROU
asset—Aircraft	Aircraft Rent(1)	30,717	40,043	33,315	16,177
Included in ROU asset—Other	Ground Handling, Landing Fees and Airport Rent & Other Operating	4,872	5,415	3,832	1,648
Short-term	Aircraft Rent	1,813	5,345	2,622	6,148
Variable—Aircraft	Aircraft Rent(1)	(1,541)	4,520	894	6,004
Variable—Other	Landing Fees & Airport Rentals	1,049	1,345	702	440
Total Lease cost		$57,517	$80,513	$50,594	$30,829

(1)
The years ended December 31, 2020 and 2019, include credits of $14,110 and $20,386, respectively, for the amortization of Over-market Liabilities established at the Acquisition Date. For the 2018 Successor and Predecessor periods, the credits were $17,275 and none, respectively.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
10. LEASES (continued)
The following table presents Supplemental cash flow information related to leases, included in the Consolidated Statements of Cash Flows:
	For the Year Ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating Cash Flows for Operating Leases . . . . . . . . .	$34,576	$50,081
Operating Cash Flows for Finance Leases . . . . . . . . . .	$8,659	$10,741
Financing Cash Flows for Finance Leases . . . . . . . . . .	$89,697	$8,258
The table below presents lease-related terms and discount rates related to the Company’s Finance and Operating
Leases:
	December 31, 2020	December 31, 2019
Weighted-average remaining lease term
Operating Leases . . . . . . . . . . . . . . . . .	4.8 years	6.0 years
Finance Leases . . . . . . . . . . . . . . . . . . .	8.6 years	6.0 years
Weighted-average discount rates
Operating Leases . . . . . . . . . . . . . . . . .	6.0%	5.8%
Finance Leases . . . . . . . . . . . . . . . . . . .	6.1%	6.0%
During the years ended December 31, 2020 and 2019, the Company expensed $8,691 and $18,584 of maintenance reserve payments, respectively. The Company expensed $12,781 and $6,003 of maintenance reserve payments during the period April 11, 2018 to December 31, 2018 and from January 1, 2018 to April 10, 2018, respectively. These expenses are reflected in Aircraft Rent on the accompanying Consolidated Statements of Operations.
At the Acquisition Date, the Company established a contra-asset to represent the Company’s obligation to perform planned maintenance events on leased aircraft held as of the Acquisition Date. As of December 31, 2020 and 2019, the remaining balance of the contra-asset was $36,729 and $43,844, respectively. Of the $7,115 reduction in the contra-asset during 2020, $5,624 related to the purchase of two aircrafts previously leased. For the years ended December 31, 2020 and 2019, the Company recognized $1,402 and $12,263, respectively, of the contra-asset as a reduction to Maintenance expense on the accompanying Consolidated Statements of Operations. For the period of April 11, 2018 to December 31, 2018, the Company recognized $6,516 as a reduction to Maintenance expense.
11. STOCK-BASED COMPENSATION
In October of 2018, the Company adopted an equity incentive plan (the “Plan”) pursuant to which the Company may grant stock options, restricted stock, and restricted stock units to employees, consultants, and non-employee directors. Shares related to awards granted under the Plan that expire, are forfeited, or for any other reason are not issued or delivered will be available for subsequent awards under the Plan. The Plan authorizes issuance of up to 6,985,533 shares. As of December 31, 2020, there were 988,383 shares available for future grants.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
11. STOCK-BASED COMPENSATION (continued)
On November 7, 2018, the Company granted 5,827,511 stock options to certain employees, with 38.5% of the options vesting upon the passage of time, and 61.5% of the options vesting based on performance conditions.
Additional stock options were awarded in 2019 and 2020 with the same time-vesting and performance ratios (see tables below). The 2018 time-based options vest proportionally (25% per year) on each of the first four anniversaries of the Acquisition Date. The 2019 and 2020 time-based options vest proportionally (25% per year) on each of the first four anniversaries of the grant date. The performance-based options vest when there is a Change in Control. All unexercised options awarded under the Plan expire on the tenth anniversary of the grant date. The stock option exercise prices range from $5.30 to $18.02 per share.
Compensation expense related to time-based stock options is recognized in an amount equal to the fair value on the date of the grant and is recognized on a straight-line basis over the employee’s requisite service period, generally the vesting period of the award. Compensation expense related to performance-based stock options is recognized only if the performance condition becomes probable of occurring.
A summary of stock option activity:
	Time-Based Stock Options
	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Outstanding as of December 31, 2018 . . . . . . . . . . . . .	2,243,588	$5.29	$2.39	9.8
Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	472,253	$7.93	$3.14
Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(434,533)	$5.29	$2.39
Outstanding as of December 31, 2019 . . . . . . . . . . . . .	2,281,308	$5.84	$2.54	9.0
Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	221,941	$17.99	$7.02
Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(173,788)	$14.65	$5.70
Outstanding as of December 31, 2020 . . . . . . . . . . . . .	2,329,461	$6.36	$2.74	7.6
Exercisable as of December 31, 2020 . . . . . . . . . . . . .	1,054,059	$5.64	$2.50
Vested or expected to vest, December 31, 2020 . . . . .	2,329,461	$6.36	$2.74

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
11. STOCK-BASED COMPENSATION (continued)
	Performance-Based Stock Options
	Number of shares	Weighted average exercise price per share	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Outstanding as of December 31, 2018 . . . . . . . . . . . . .	3,583,923	$5.29	$1.50	9.8
Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	746,836	$7.96	$2.01
Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(827,812)	$5.29	$1.50
Outstanding as of December 31, 2019	3,502,947	$5.86	$1.61	9.0
Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	346,984	$17.99	$4.36
Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(272,679)	$14.65	$3.59
Outstanding as of December 31, 2020 . . . . . . . . . . . . .	3,577,252	$6.38	$1.72	7.6
Exercisable as of December 31, 2020 . . . . . . . . . . . . .	—	$—	$—
Vested or expected to vest, December 31, 2020 . . . . .	—	$—	$—
Stock compensation expense was $2,110 and $1,888 during the years ended December 31, 2020 and 2019, respectively, and was $373 during the period April 11, 2018 through December 31, 2018. Expense recorded in 2020 includes 30,820 shares of SCA’s common stock which was awarded to employees as part of their annual bonus compensation. As of December 31, 2020, there was $2,760 of total unrecognized compensation expense related to time-based stock options, which is expected to be fully recognized over a weighted average period of approximately 1.5 years.
A third-party valuation advisor was utilized to assist management in determining the fair value of options granted using the Black-Scholes option-pricing model based on the grant price and assumptions regarding the expected term, expected volatility, dividends, and risk-free interest rates. The grant price was determined based on the fair value of the Company’s stock on the grant date.
The fair value of the time-based stock options granted was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:
	2020	2019
Expected Term . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5.59 years	5.67 years
Expected Volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	38.8%	33.9%
Risk-free Interest Rate . . . . . . . . . . . . . . . . . . . . . . . . . .	1.7%	1.7%
Expected Dividend Yield . . . . . . . . . . . . . . . . . . . . . . . .	—	—
The expected term was based on vesting criteria and time to expiration. The expected volatility was based on historical volatility of stock prices and assets of a public company peer group. The risk-free interest rate was based on the implied risk-free rate using the expected term and yields of U.S Treasury stock and S&P bond yields.
The fair value of performance-based stock options granted was estimated by simulating the future stock price using geometric brownian motion and risk-free rate of return at intervals specified in the grant agreement. The number of shares vested and future price at each interval were recorded for each simulation and then multiplied together and discounted to present value at the risk-free rate of return.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
12. FUEL DERIVATIVES AND RISK MANAGEMENT
The Company’s operations are inherently dependent upon the price of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into fuel option and swap contracts. The Company does not apply hedge accounting to its fuel derivative contracts, nor does it hold or issue them for trading purposes.
Fuel derivative contracts are recognized at fair value on the Consolidated Balance Sheets as Derivative Assets, if the fair value is in an asset position, or as Derivative Liabilities, if the fair value is in a liability position. The Company did not have any collateral held by counterparties to these agreements as of December 31, 2020 and 2019. Derivatives where the payment due date is greater than one year from the balance sheet date are classified as long-term.
Changes in Derivative Assets (Liabilities) were as follows:
	Year Ended December 31,
	2020	2019
Balance—January 1	$2,233	$(12,006)
Non-cash gains (losses)	(12,206)	10,791
Contract settlements	8,800	3,448
Balance—December 31	$(1,173)	$2,233
Fuel Derivative Gains (Losses) consisted of the following:
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018
	2020	2019
Non-cash gains (losses)	$(12,206)	$10,791	$(12,006)
Cash Premiums Paid	(2,053)	(665)	(2,280)
Total Fuel Derivative gains (losses)	$(14,259)	$10,126	$(14,286)
There were fuel derivative gains in the second, third and fourth quarters of 2020, primarily due to the partial recovery of oil prices following the decline during the first quarter of 2020. There were no fuel derivatives outstanding during the period January 1, 2018 through April 10, 2018. Fuel derivative gains and losses are recognized in Aircraft Fuel expense on the Consolidated Statements of Operations.
As of December 31, 2020, the Company had outstanding fuel derivative contracts covering 21.0 million gallons of crude oil and jet fuel that will settle between January 2021 and September 2021.
Fuel Consortia
The Company currently participates in fuel consortia at multiple airports. These agreements generally include cost-sharing provisions and environmental indemnities that are generally joint and several among the participating airlines. To the extent the consortium are legal entities, they meet the definition of a VIE and must be considered for consolidation in the Company’s Consolidated Financial Statements. The company concluded that it is not the primary beneficiary of any fuel consortia as SCA’s participation generally represents a small percentage of the overall fuel consortia interests and SCA does not have the ability to direct the activities of the consortia.
13. FAIR VALUE MEASUREMENTS
Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
13. FAIR VALUE MEASUREMENTS (continued)
liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Under GAAP, there are three levels of inputs that may be used to measure fair value:
Level 1—
Quoted prices for identical assets or liabilities in active markets.

Level 2—
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company uses the following valuation methodologies for financial instruments measured at fair value on a recurring basis.
Derivative Instruments—Derivative instruments are accounted for as either assets or liabilities and are carried at fair value. The fair value for fuel derivative options and swaps is determined utilizing an option pricing model that uses inputs that are readily available in active markets or can be derived from information available in active markets and are classified within Level 2.
The following table summarizes the assets and liabilities measured at fair value on a recurring basis:
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities
Fuel Derivative Contracts	$—	$1,173	$—	$1,173
Total Liabilities measured at fair value on a recurring basis	$—	$1,173	$—	$1,173
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Fuel Derivative Contracts	$—	$2,233	$—	$2,233
Total Assets measured at fair value on a recurring basis	$—	$2,233	$—	$2,233
Certain assets are measured at fair value on a nonrecurring basis. The Company’s non-financial assets, which primarily consist of property and equipment, goodwill and other intangible assets are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis whenever events or changes in circumstances indicate that their carrying may not be recoverable, non-financial assets are assessed for impairment and, if applicable, written down to fair value using significant unobservable inputs, classified as Level 3.
The Company’s debt portfolio consists of EETC certificates and notes payable. See Note 9 for debt fair values.
14. INCOME TAXES
The Company’s effective tax rate for the years ended December 31, 2020 and 2019 were 16.6% and 23.5%, respectively, and for the period from April 11, 2018 to December 31, 2018 it was (77.9)%. The effective tax rate represents a blend of federal and state taxes and includes the impact of certain nondeductible items.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
14. INCOME TAXES (continued)
The following table summarizes the significant components of the provision for income taxes from continuing operations:
	Successor
	Year Ended December 31,		For the period April 11, 2018 to December 31, 2018
	2020	2019
Current:
Federal	$—	$—	$—
State and Local	10	66	—
Total Current Tax Expense	10	66	—
Deferred:
Federal	(597)	12,509	129
State and Local	(191)	1,513	32
Total Deferred Tax Expense / (Benefit)	(788)	14,022	161
Total Income Tax Expense / (Benefit)	$(778)	$14,088	$161
The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:
	Successor
	Year Ended December 31,		For the period April 11, 2018 to December 31, 2018
	2020	2019
Expected Provision at Federal Statutory
Tax Rate	21.0%	21.0%	21.0%
State Tax, net of Federal Impact	3.1%	2.1%	(12.0)%
Employee Parking	(3.3)%	0.2%	(40.4)%
Meals and Entertainment	(2.2)%	0.2%	(42.9)%
Other Permanent Adjustments	(2.0)%	0.0%	(3.6)%
Effective Tax Rate	16.6%	23.5%	(77.9)%

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
14. INCOME TAXES (continued)
The following table summarizes the significant components of the Company’s deferred taxes:
	December 31,
	2020	2019
Deferred Tax Assets:
Net Operating Loss	$75,389	$24,680
Operating Lease Obligations	32,942	38,629
Finance Lease Obligations	20,095	45,392
Goodwill and Other Intangible Assets	12,586	15,325
Loyalty Program Liabilities	4,911	5,064
Accrued Maintenance	4,434	7,481
Other	4,318	2,769
Total Deferred Tax Assets	154,675	139,340
Deferred Tax Liabilities:
Accelerated Depreciation	(67,105)	(24,858)
Operating Lease Right-of-use Assets	(27,892)	(33,844)
Finance Lease Assets	(23,462)	(44,696)
Unrealized Gain on Fuel Derivatives	—	(514)
Total Deferred Tax Liabilities	(118,459)	(103,912)
Total Net Deferred Tax Assets	$36,216	$35,428
As of December 31, 2020, the Company has $73,116 of federal net operating loss and $2,273 of state net operating loss, net of tax effect, available that may be applied against future tax liabilities. There is no expiration of federal net operating losses. The state net operating losses begin to expire in 2025.
In assessing the realizability of Deferred Tax Assets, management considers whether it is more likely than not that some portion or all the Deferred Tax Assets will not be realized. The ultimate realization of the Deferred Tax Assets is dependent upon the generation of future taxable income during periods in which the temporary differences become deductible. Management considers the scheduled reversal of the liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. As of December 31, 2020, management believes that it is more likely than not that the future results of the operations will generate sufficient taxable income to realize the tax benefits related to its Deferred Tax Assets.
The Company recognizes the consolidated financial statement effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. If applicable, the Company reports both accrued interest and penalties related to unrecognized tax benefits as a component of Income Tax Expense in the Consolidated Statements of Operations.
As of December 31, 2020 and 2019, the Company had no liability for unrecognized tax benefits recorded in its Consolidated Balance Sheets.
The Company files income tax returns in the United States and various states. In the normal course of business, the Company is subject to potential income tax examination by the federal and state tax authorities in these jurisdictions for tax years that are open under local statute. For U.S. federal and state income tax purposes, the Company’s 2018 and 2019 tax returns remain open to examination.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
15. DEFINED CONTRIBUTION 401(K) PLAN
The Company has a 401(k) profit-sharing retirement plan covering substantially all employees. The plan allows employee contributions up to 50% of a participant’s eligible compensation, subject to limits established under the 401(k) plan and annual IRS elective deferral limits. SCA currently matches 100% of participants contribution up to a maximum of 4% for non-pilot participants’ and 6% for pilot participants’ eligible compensation. SCA is also required to make a non-discretionary 2% Company contribution for pilots based on gross earnings.
The Company made 401(k) contributions as follows:
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018	For the Period January 1, 2018 to April 10, 2018
	2020	2019
Non-Discretionary	$1,040	$908	$592	$308
Discretionary	4,263	4,246	2,436	1,026
Total 401(k) Contributions	$5,303	$5,154	$3,028	$1,334
Contributions are classified in Salaries, Wages, and Benefits on the Consolidated Statements of Operations.
16. SPECIAL ITEMS, NET
Special Items, net on the Consolidated Statements of Operations consisted of the following:
	Successor			Predecessor
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018	For the Period January 1, 2018 to April 10, 2018
	2020	2019
CARES Act grant recognition(1)	$(62,312)	$—	$—	$—
CARES Act employee retention credit(2)	(2,328)	—	—	—
Contractual obligations for retired technology(3)	—	7,578	—	—
Sale of airport slot rights(4)	—	(1,200)	—	—
Sun Country Rewards program modifications(5)	—	—	(8,463)	—
Early-out payments and other outsourcing expenses(6)	—	—	1,757	271
Other(7)	77	714	—	—
Total Special Items, net	$(64,563)	$7,092	$(6,706)	$271

(1)
Relates to the credit recognized under the CARES Act Payroll Support Program through December 31, 2020. Under the Payroll Support Program, the United States Department of the Treasury provided the Company with a Payroll Support grant, which was to be used exclusively for the continuation of payments for salaries, wages, and benefits. (see Note 3 for more information).

(2)
Relates to the credit recognized under the CARES Act Employee Retention credit which is a refundable tax credit against certain employment taxes (see Note 3 for more information).

(3)
This was a charge related to contractual obligations for retired technology. In connection with implementing SCA’s new reservations systems, the Company incurred obligations under the contracts for existing systems that were being phased out ahead of their scheduled contract terms.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
16. SPECIAL ITEMS, NET (continued)
(4)
Represents proceeds from the sale of unused airport slot rights. SCA does not hold any other remaining airport slot rights; therefore this gain does not reflect the Company’s continuing operations.

(5)
This reduction to expense is associated with changes to the terms of the Sun Country Rewards program. As of November 3, 2018, the Company modified policies within the program which accelerated loyalty point expiration, while making points more valuable for its members.

(6)
Related to early-out payments and other expenses incurred in connection with outsourcing certain operations personnel and other employee initiatives. These efforts were primarily related to airport station, flight attendants and ground handling employees.

(7)
Consists of employee relocation costs due to closing flight attendant bases and costs to exit the Company’s prior headquarters building.

17. COMMITMENTS AND CONTINGENCIES
The Company has contractual obligations and commitments primarily with regard to lease arrangements (see Note 10) and repayment of debt (see Note 9).
The Company is subject to various legal proceedings in the normal course of business and records legal costs as incurred. Management believes these proceedings will not have a materially adverse effect on the Company.
18. OPERATING SEGMENTS
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker and is used in resource allocation and performance assessments. The Company’s chief operating decision maker is considered to be the Company’s Chief Executive Officer. The Company’s chief operating decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. Substantially all the Company’s tangible assets are located in the U.S. or relate to flight equipment, which is mobile across geographic markets.
For the years ended December 31, 2019 and 2018, the Company was managed as a single business unit that provided air transportation and other services for passengers. The Company has two internal passenger groups (Scheduled and Charter), but since they share resources and expenses are combined, they are considered one Passenger operating segment. The Passenger operating revenues include passenger and other revenue. The Company’s chief operating decision maker reviews discrete financial information on a combined basis for passenger and other revenues. The Company’s Passenger operations are highly concentrated in the U.S. but include service to many international locations, primarily based on scheduled service to Latin America during the winter season and on military charter services.
In May 2020, the Company began providing air cargo services under the Amazon Agreement. Beginning in the fourth quarter of 2020, in conjunction with the full deployment of all 12 cargo aircraft under the Amazon Agreement and when our Chief Operating Decision Maker began to regularly review financial information for Cargo operations, Cargo services was identified as a separate operating segment. Certain operating expenses are directly attributable to this operating segment and certain operating expenses are allocated between the operating segments. Fuel consumed in Cargo operations is directly reimbursed by Amazon and therefore presented net on the Consolidated Statements of Operations. Non-Fuel operating expenses are allocated based on metrics such as block hours, fleet count and departures, which best align with the nature of the respective expense. The Special Items relate to CARES Act credits and are allocated based on the respective segment salaries, wages, and benefits.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
18. OPERATING SEGMENTS (continued)
The following table presents financial information for the Company’s two operating segments: Passenger and Cargo. Assets by segment are not reviewed by the Chief Operating Decision Maker and has not been presented herein.
	Year Ended December 31, 2020
	Passenger	Cargo	Consolidated
Operating Revenues . . . . . . . . . . . . . . . . . . . . . . . . . .	$364,677	$36,809	$401,486
Non-Fuel Operating Expenses . . . . . . . . . . . . . .	332,742	32,530	365,272
Aircraft Fuel . . . . . . . . . . . . . . . . . . . . . . . . . . . .	83,392	—	83,392
Special Items, net . . . . . . . . . . . . . . . . . . . . . . . .	(53,842)	(10,721)	(64,563)
Total Operating Expenses . . . . . . . . . . . . . . . . . . . . .	362,292	21,809	384,101
Operating Income . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$2,385	$15,000	$17,385
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .			$377
Interest Expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . .			(22,073)
Other Non-operating Income (Expense), net . . . . . . .			(371)
Income / (Loss) before Income Tax . . . . . . . . . . . . . .			$(4,682)
19. CONDENSED PARENT COMPANY FINANCIAL INFORMATION
The following condensed parent company financial information is presented to show only the parent company, Sun Country Airlines Holdings, Inc.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
19. CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)
Condensed Balance Sheets
	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and Equivalents . . . . . . . . . . . . . . . . . . . . .	$—	$7
Total Current Assets . . . . . . . . . . . . . . . . . .	—	7
Other Assets:
Investment in Subsidiary . . . . . . . . . . . . . . . . . . .	282,569	284,185
Other Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,429	—
Total Other Assets . . . . . . . . . . . . . . . . . . . .	283,998	284,185
Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$283,998	$284,192
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Other Current Liabilities . . . . . . . . . . . . . . . . . . .	$181	$468
Total Current Liabilities . . . . . . . . . . . . . . . .	181	468
Total Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	181	468
Stockholders’ Equity:
Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . .	239,162	239,141
Loans to Stockholders . . . . . . . . . . . . . . . . . . . . . .	(3,500)	(3,500)
Additional Paid In Capital . . . . . . . . . . . . . . . . . . .	9,831	5,855
Retained Earnings . . . . . . . . . . . . . . . . . . . . .	38,324	42,228
Total Stockholders’ Equity . . . . . . . . . . . . . .	283,817	283,724
Total Liabilities and Stockholders’ Equity . . . . . . .	$283,998	$284,192

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
19. CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)
Condensed Statements of Operations
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018
	2020	2019
Operating Expenses:
Other Operating, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$179	$439	$564
Total Operating Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . .	179	439	564
Operating Income / (Loss)	(179)	(439)	(564)
Non-operating Income (Expense):
Equity in Income / (Loss) of Subsidiaries	(3,725)	46,283	197
Other, net	—	228	—
Total Non-operating Income/ (Expense), net . . . . . . . . . . . .	(3,725)	46,511	197
Income / (Loss) before Income Tax	(3,904)	46,072	(367)
Income Tax Expense / (Benefit) . . . . . . . . . . . . . . . . . . . . . . . . . .	—	—	—
Net Income / (Loss)	$(3,904)	$46,072	$(367)
Condensed Statements of Cash Flows
	Year Ended December 31,		For the Period April 11, 2018 to December 31, 2018
	2020	2019
Cash Flows from Operating Activities:
Net Cash Provided by Operating Activities	$—	$—	$—
Cash Flows from Investing Activities:
Net Payments to Subsidiary	(28)	—	(47,866)
Net Cash Used in Investing Activities	(28)	—	(47,866)
Cash Flows from Financing Activities:
Cash Contributions from Stockholders	—	—	47,866
Net Payments from Subsidiary	—	7	—
Proceeds Received from Exercise of Apollo Warrants	21	—	—
Net Cash Provided by Financing Activities	21	7	47,866
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	(7)	7	—
Cash, Cash Equivalents and Restricted Cash—Beginning of the Period	7	—	—
Cash, Cash Equivalents and Restricted Cash—End of the Period	$—	$7	$—
Basis of Presentation
These condensed Parent company-only financial statements are not general-purpose financial statements and should be read in conjunction with the consolidated financial statements. The Parent’s significant accounting policies are consistent with those described in the consolidated financial statements, except that all subsidiaries are accounted for as equity method investments.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
19. CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)
Restrictions and Covenants
In accordance with any grants and/or loans received under the CARES Act, we are required to comply with the relevant provisions of the CARES Act and the related implementing agreements which, among other things, include the following: the requirement to use the Payroll Support Payments exclusively for the continuation of payment of crewmember and employee wages, salaries and benefits; the requirement that certain levels of commercial air service be maintained until March 1, 2021, or if ordered by the DOT, March 1, 2022; the prohibitions on share repurchases of listed securities and the payment of common stock (or equivalent) dividends until the later of March 31, 2022 and one year following repayment of the CARES Act Loan; and restrictions on the payment of certain executive compensation until the later of October 1, 2022 and one year following repayment of the CARES Act Loan.
20. SUBSEQUENT EVENTS
The Company evaluated subsequent events for the period from the Balance Sheet date through March 8, 2021, the date that the Consolidated Financial Statements were available to be issued.
Other than the subsequent events disclosed below, no subsequent events were identified that require recognition in the Consolidated Financial Statements or disclosure in the Notes to the Consolidated Financial Statements, with the exception of the January 2021 grant from the United States Department of the Treasury as discussed in Note 3, the February 2021 credit agreement as disclosed in Note 9, and the repayment of stockholder promissory notes in February 2021 as discussed in the “Stockholders’ Equity” section of Note 2.
In March 2021, the Company borrowed $68,000 under the Delayed Draw Term Loan Facility for the purpose of financing the acquisition of five additional aircraft that it presently leases, three of which have been acquired, with the remainder under purchase agreements.
In March 2021, the Company effected an approximately 18.8886 for 1 stock split of its common stock (the “Stock Split”), with exercise prices for outstanding warrants and options adjusted accordingly by dividing such prices by the approximately 18.8886 Stock Split ratio. The par value of the common stock was not adjusted as a result of the Stock Split. As a result of the Stock Split, the Company issued an additional 44,226,587 shares of common stock, which includes 44,359,873 shares that relate to shares outstanding as of December 31, 2020. No fractional shares of the Company’s common stock were issued in connection with the Stock Split. Any fractional share resulting from the Stock Split was rounded down to the nearest whole share, and any stockholder entitled to fractional shares as a result of the Stock Split will receive a cash payment in lieu of receiving fractional shares. All references to common stock, warrants to purchase common stock, stock options, per share amounts and related information contained in the accompanying Consolidated Financial Statements and applicable disclosures have been retroactively adjusted to reflect the effect of the Stock Split for all Successor periods. Due to the change in the basis of accounting resulting from the Acquisition, the financial information for the Predecessor periods was not adjusted for the Stock Split.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
21. QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly results of operations for the years ended December 31, 2020 and 2019 are summarized below:
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2020
Operating Revenues	$180,330	$35,376	$77,973	$107,807
Operating Income / (Loss)	15,230	(2,234)	8,817	(4,428)
Net Income / (Loss)	$7,251	$(6,040)	$2,927	$(8,042)
Earnings / (Loss) Per Share:
Basic	$0.16	$(0.13)	$0.06	$(0.17)
Diluted	$0.15	$(0.13)	$0.06	$(0.17)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2019
Operating Revenues	$196,669	$169,373	$171,478	$163,864
Operating Income	46,502	9,541	10,475	11,604
Net Income	$33,368	$3,713	$3,973	$5,018
Earnings Per Share:
Basic	$0.71	$0.08	$0.08	$0.11
Diluted	$0.71	$0.08	$0.08	$0.10
The sum of the quarterly net income (loss) per common stock share amounts does not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.
* * *

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)
	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current Assets:
Cash and Equivalents	$269,599	$62,028
Restricted Cash	6,019	8,335
Investments	5,777	5,624
Accounts Receivable, net of an allowance for credit losses of $293 and $224, respectively	25,897	28,690
Short-term Lessor Maintenance Deposits	1,723	3,101
Inventory, net of a reserve for obsolescence of $1,089 and $996, respectively	5,457	5,407
Prepaid Expenses	11,678	8,002
Derivative Assets	1,205	—
Other Current Assets	804	5,553
Total Current Assets	328,159	126,740
Property & Equipment, net:
Aircraft and Flight Equipment	384,950	331,685
Leasehold Improvements and Ground Equipment	13,856	13,526
Computer Hardware and Software	7,949	7,845
Finance Lease Assets	117,833	117,833
Rotable Parts	8,808	8,691
Property & Equipment	533,396	479,580
Accumulated Depreciation & Amortization	(76,467)	(65,065)
Total Property & Equipment, net	456,929	414,515
Other Assets:
Goodwill	222,223	222,223
Other Intangible Assets, net	92,110	93,110
Operating Lease Right-of-use Assets	80,587	121,269
Aircraft Lease Deposits	8,027	10,253
Long-term Lessor Maintenance Deposits	18,855	22,584
Deferred Tax Asset	30,810	36,216
Other Assets	6,502	6,357
Total Other Assets	459,114	512,012
Total Assets	$1,244,202	$1,053,267
See accompanying Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)
	March 31, 2021	December 31, 2020
	(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$34,171	$34,035
Accrued Salaries, Wages, and Benefits	16,870	16,368
Accrued Transportation Taxes	10,402	5,883
Air Traffic Liabilities	94,733	101,075
Derivative Liabilities	—	1,174
Over-market Liabilities	5,487	9,281
Finance Lease Obligations	9,995	11,460
Loyalty Program Liabilities	7,115	7,016
Operating Lease Obligations	20,672	34,492
Current Maturities of Long-term Debt	29,232	26,118
Other Current Liabilities	8,963	6,841
Total Current Liabilities	237,640	253,743
Long-term Liabilities:
Over-market Liabilities	16,113	28,128
Finance Lease Obligations	93,293	95,710
Loyalty Program Liabilities	13,659	15,053
Operating Lease Obligations	77,840	112,707
Long-term Debt	274,109	256,345
Income Tax Receivable Agreement Liability	115,200	—
Other Long-term Liabilities	6,388	7,764
Total Long-term Liabilities	596,602	515,707
Total Liabilities	834,242	769,450
Commitments and Contingencies
Stockholders’ Equity:
Common Stock	572	468
Common stock with $0.01 par value, 995,000,000 shares authorized, 57,153,467 and 46,839,659 issued at March 31, 2021 and December 31, 2020, respectively.
Loans to Stockholders	—	(3,500)
Additional Paid In Capital	473,848	248,525
Retained Earnings / (Deficit)	(64,460)	38,324
Total Stockholders’ Equity	409,960	283,817
Total Liabilities and Stockholders’ Equity	$1,244,202	$1,053,267
See accompanying Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Operating Revenues:
Passenger	$104,195	$178,486
Cargo	21,585	—
Other	1,831	1,844
Total Operating Revenue	127,611	180,330
Operating Expenses:
Aircraft Fuel	24,274	55,561
Salaries, Wages, and Benefits	44,075	38,091
Aircraft Rent	5,599	11,032
Maintenance	9,210	6,478
Sales and Marketing	5,110	8,572
Depreciation and Amortization	12,615	10,527
Ground Handling	5,230	9,292
Landing Fees and Airport Rent	8,785	11,114
Special Items, net	(26,871)	—
Other Operating, net	14,651	14,433
Total Operating Expenses	102,678	165,100
Operating Income	24,933	15,230
Non-operating Income (Expense):
Interest Income	15	251
Interest Expense	(7,121)	(5,616)
Other, net	(5)	(169)
Total Non-operating Expense, net	(7,111)	(5,534)
Income before Income Tax	17,822	9,696
Income Tax Expense	5,406	2,445
Net Income	$12,416	$7,251
Net Income per share to common stockholders:
Basic	$0.26	$0.16
Diluted	$0.24	$0.15
Shares used for computation:
Basic	48,496,077	46,805,951
Diluted	52,508,186	48,225,603
See accompanying Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(Dollars in thousands)
(Unaudited)
	Three Months Ended March 31, 2020
		Common Stock		Loans to Stockholders	Additional Paid-In Capital	Retained Earnings
	Warrants	Shares	Amount				Total
December 31, 2019	40,005,885	6,800,065	$68	$(3,500)	$244,928	$42,228	$283,724
Exercise of Apollo Warrants	(40,005,885)	40,005,885	400	—	(379)	—	21
Net Income	—	—	—	—	—	7,251	7,251
Stock-based Compensation	—	—	—	—	369	—	369
March 31, 2020	—	46,805,950	$468	$(3,500)	$244,918	$49,479	$291,365
	Three Months Ended March 31, 2021
		Common Stock		Loans to Stockholders	Additional Paid-In Capital	Retained Earnings
	Warrants	Shares	Amount				Total
December 31, 2020	—	46,839,659	$468	$(3,500)	$248,525	$38,324	$283,817
Shares Surrendered by Stockholders	—	(140,737)	(1)	3,500	(3,499)	—	—
Initial Public Offering	—	10,454,545	105	—	224,552	—	224,657
Net Income	—	—	—	—	—	12,416	12,416
Income Tax Receivable Agreement	—	—	—	—	—	(115,200)	(115,200)
Amazon Warrants	—	—	—	—	1,400	—	1,400
Stock-based Compensation	—	—	—	—	2,870	—	2,870
March 31, 2021	—	57,153,467	$572	$—	$473,848	$(64,460)	$409,960
See accompanying Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Net Income	$12,416	$7,251
Adjustments to reconcile Net Income to Cash from Operating Activities:
Depreciation and Amortization	12,615	10,527
Reduction in Operating Lease Right-of-use Assets	5,401	6,951
Non-Cash Loss on Asset Transactions, net	(8,729)	72
Unrealized Loss (Gain) on Fuel Derivatives	(2,386)	21,752
Amortization of Over-market Liabilities	(2,004)	(2,913)
Deferred Income Taxes	5,406	2,471
Amazon Warrants Vested	1,400	—
Stock-based Compensation Expense	2,870	369
Amortization of Debt Issuance Costs	1,496	708
Changes in Operating Assets and Liabilities:
Accounts Receivable	2,358	5,322
Inventory	(173)	(367)
Prepaid Expenses	(3,676)	(403)
Lessor Maintenance Deposits	(2,219)	(5,476)
Aircraft Lease Deposits	2,226	600
Other Assets	233	(2,313)
Accounts Payable	626	7,107
Accrued Transportation Taxes	4,519	(10,539)
Air Traffic Liabilities	(6,343)	(21,903)
Loyalty Program Liabilities	(1,295)	(570)
Reduction in Operating Lease Obligations	(10,722)	(7,803)
Other Liabilities	1,820	3,015
Net Cash Provided by Operating Activities	15,839	13,858
Cash Flows from Investing Activities:
Purchases of Property & Equipment	(54,399)	(75,250)
Purchase of Investments	(337)	—
Proceeds from the Sale of Investments	184	202
Net Cash Used in Investing Activities	(54,552)	(75,048)
Cash Flows from Financing Activities:
Cash Received from Stock Offering	235,894	—
Costs of Stock Offering	(7,226)	—
Proceeds Received from Exercise of Apollo Warrants	—	21
Proceeds from Borrowings	68,000	108,777
Repayment of Finance Lease Obligations	(3,911)	(4,256)
Repayment of Borrowings	(46,068)	(47,255)
Debt Issuance Costs	(2,721)	(2,432)
Net Cash Provided by Financing Activities	243,968	54,855
Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	205,255	(6,335)
Cash, Cash Equivalents and Restricted Cash—Beginning of the Period	70,363	64,478
Cash, Cash Equivalents and Restricted Cash—End of the Period	$275,618	$58,143
Supplemental information:
Cash Payments for Interest	$2,728	$3,278
Cash Payments (Receipts) for Income Taxes, net	$(7)	$(55)
Non-cash transactions:
Lease Deposits Applied Against the Purchase of Aircraft	$2,766	$—
Purchases of Property & Equipment in Accounts Payable	$243	$1,186
Costs of Stock Offering in Accounts Payable	$1,829	$—
The following provides a reconciliation of Cash, Cash Equivalents and Restricted Cash to the amounts reported on the Consolidated Balance Sheets:
	March 31, 2021	March 31, 2020
Cash and Equivalents	$269,599	$53,112
Restricted Cash	6,019	5,031
Total Cash, Cash Equivalents and Restricted Cash	$275,618	$58,143
See accompanying Notes to Condensed Consolidated Financial Statements

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
(Unaudited)
1. COMPANY BACKGROUND
Sun Country Airlines Holdings, Inc. is the parent company of Sun Country, Inc., which is a certificated air carrier providing scheduled passenger service, cargo customers, charter air transportation and related services. Services are provided to the general public, Amazon, military branches, wholesale tour operators, individual entities, schools and companies for air transportation to various U.S. and international destinations. Except as otherwise stated, the financial information, accounting policies, and activities of Sun Country Airlines Holdings, Inc. are referred to as those of the Company (the “Company” or “Sun Country”).
Stock Split
In March 2021, the Company effected an approximately 18.8886 for 1 stock split of its common stock (the “Stock Split”), with exercise prices for outstanding warrants and options adjusted accordingly by dividing such prices by the Stock Split ratio. The par value of the common stock was not adjusted as a result of the Stock Split. As a result of the Stock Split, the Company issued an additional 44,226,587 shares of common stock. All references to common stock, warrants to purchase common stock, stock options, per share amounts and related information contained in the accompanying Condensed Consolidated Financial Statements and applicable disclosures have been retroactively adjusted to reflect the effect of the Stock Split for all periods.
Initial Public Offering of Common Stock and Concurrent Private Placements
On March 16, 2021, the Company priced its initial public offering of 9,090,909 shares of common stock to the public at $24.00 per share. The stock began trading on the NASDAQ on March 17, 2021 under the symbol SNCY. The underwriters had an option to purchase an additional 1,363,636 shares from the Company at the public offering price, which they exercised. In total, all 10,454,545 shares were issued on March 19, 2021 and the net proceeds to the Company were $224,657 after deducting underwriting discounts and commissions, and other offering expenses.
Concurrently with the closing of the initial public offering, SCA Horus Holdings, LLC, an affiliate of investment funds managed by affiliates of Apollo Global Management (the “Apollo Stockholder”), also completed a concurrent private placement in which the Apollo Stockholder sold 2,216,312 and 2,216,308 shares of common stock to PAR Investment Partners, L.P. and certain funds or accounts managed by an investment adviser subsidiary of Blackrock, Inc., respectively. Each of the two sales was based on an aggregate purchase price of $50,000 and a price per share equal to 94% of the initial public offering price of $24.00 per share.
Amazon Agreement
On December 13, 2019, the Company signed a six-year contract (with two, two-year extension options, for a maximum term of 10 years) with Amazon.com Services, Inc. (together with its affiliates, “Amazon”) to provide cargo services under an Air Transportation Services Agreement (the “ATSA”). The agreement is structured for the Company to provide crew, maintenance, and insurance (“CMI”) services to Amazon. Sun Country began flying for Amazon in May 2020. On June 27, 2020, Amazon and the Company signed an amendment to the December 2019 agreement that increased the aircraft Sun Country operates from 10 to 12.
In December 2019, in connection with the ATSA, the Company issued warrants to Amazon to purchase an aggregate of up to 9,482,606 shares of common stock at an exercise price of approximately $15.17 per share. The exercise period of these warrants is through the eighth anniversary of the issue date. Of the 9,482,606 total Amazon warrants issued, 632,183 vested upon execution of the ATSA in December 2019. Thereafter, an additional 63,217 warrants will vest for each milestone of $8,000 in qualifying payments made by Amazon to the Company. During the three months ended March 31, 2021,

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
1. COMPANY BACKGROUND (continued)
189,652 warrants vested and the cumulative warrants vested as of March 31, 2021 were 1,074,704. No warrants vested during the three months ended March 31, 2020.
2. BASIS OF PRESENTATION
The accompanying unaudited Condensed Consolidated Financial Statements of Sun Country Airlines Holdings, Inc. should be read in conjunction with the consolidated financial statements contained in the Company’s Annual Report for the year ended December 31, 2020, which is included in the Company’s Final Prospectus dated March 16, 2021. During the three months ended March 31, 2021, there were no significant changes to the Company’s critical accounting policies.
Certain prior period Stockholders’ Equity amounts were reclassified to conform to the current period presentation. This involved reducing the Common Stock values to $0.01 times the Shares outstanding and reclassifying those dollars to Additional Paid-In Capital. These reclasses were $238,694 as of December 31, 2020 and March 31, 2020. The reclass as of December 31, 2019 was $239,073. Also, historical shares of common stock have been adjusted to reflect the March 2021 approximately 18.8886 for 1 stock split.
Management believes that all adjustments necessary for the fair presentation of results, consisting of normally recurring items, have been included in the unaudited Condensed Consolidated Financial Statements for the interim periods presented. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant areas of judgment relate to passenger revenue recognition, maintenance under the built-in overhaul method, equity-based compensation, tax receivable agreement, impairment of goodwill, impairment of long-lived and intangible assets, air traffic liabilities, the loyalty program, as well as the valuation of Amazon warrants.
Due to severe impacts from the global coronavirus (“COVID-19”) pandemic, seasonal variations in the demand for air travel, the volatility of aircraft fuel prices and other factors, operating results for the three months ended March 31, 2021 are not necessarily indicative of operating results for future quarters or for the year ended December 31, 2021. Air travel is also significantly impacted by general economic conditions, the amount of disposable income available to consumers, unemployment levels, corporate travel budgets, extreme or severe weather and natural disasters, disease outbreaks, fears of terrorism or war, and other factors beyond the Company’s control.
The Company operates its fiscal year on a calendar year basis.
Recently Adopted Accounting Standards
Income Taxes—Simplifying the Accounting for Income Taxes— In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions related to the approach for intraperiod tax allocation, recognizing deferred tax liabilities for outside basis differences, and calculating income taxes in interim periods. The guidance also reduces complexity in certain areas, including franchise taxes that are partially based on income and accounting for tax law changes in interim periods. The standard was adopted prospectively effective January 1, 2021 and it did not have a material impact on the Company’s Condensed Consolidated Financial Statements.
Simplifying the Test for Goodwill Impairment—In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Simplifying the Test for Goodwill

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
2. BASIS OF PRESENTATION (continued)
Impairment. The new standard eliminates Step 2 from the goodwill impairment test. An entity should recognize a goodwill impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard was adopted and applied prospectively by the Company on April 1, 2020, and it did not have an impact on the Company’s Condensed Consolidated Financial Statements.
Financial Instruments—Credit Losses—In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The update requires the use of an expected loss model on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to calculate credit loss estimates. For trade receivables, loans and held-to-maturity debt securities, entities are required to estimate lifetime expected credit losses. This accounting standard was adopted prospectively on April 1, 2020, and it did not have a material impact on the Company’s Condensed Consolidated Financial Statements.
3. IMPACT OF THE COVID-19 PANDEMIC
All major U.S. passenger airlines were negatively impacted by the declining demand environment resulting from the COVID-19 pandemic. The U.S. Department of State has issued international travel advisories and restrictions and the U.S. federal government has also implemented enhanced screenings and quarantine requirements in connection with the outbreak. State and local governments may have additional restrictions that adversely impact travel. In addition, the U.S. Centers for Disease Control has issued travel advisories for domestic travel within the United States. Certain Latin American countries where the Company operates scheduled passenger service have also restricted travel to residents only. Accordingly, the Company experienced a dramatic decline in flight bookings and an increase in cancellations beginning in March 2020, as a result of the outbreak. In addition, the federal government has encouraged social distancing efforts and limits on gathering size. Many popular tourist destinations have been closed, or operations are being curtailed, reducing the demand for leisure air travel.
The continued distribution of effective vaccines and the easing of travel advisories and restrictions has lead to growing customer confidence and increased demand. There have been fluctuations in the rate of infections during 2021 and the U.S. Food and Drug Administration has issued an emergency use authorization for COVID-19 vaccines.
The timing and pace of the recovery from the COVID-19 pandemic are uncertain as certain markets have reopened, some of which have since experienced a resurgence of COVID-19 cases, while others, particularly international markets, remain closed or are enforcing extended quarantines for most U.S. residents. Federal, state, and local authorities have at various times instituted measures such as imposing self-quarantine requirements, issuing directives forcing businesses to temporarily close, restricting international air travel, and issuing shelter-in-place and similar orders limiting the movement of individuals. Additionally, certain businesses have restricted non-essential travel for their employees.
The Company’s charter air transportation services have also been impacted due to a decline in international military charter service, the suspension or cancellation of major U.S. professional and college sports, and the voluntary or mandated closing of casinos. In addition, the Company has experienced increased competition for domestic charters as competitors are now offering charter services with otherwise grounded aircraft due to a decline in their passenger service.
As the COVID-19 pandemic continues to evolve, the Company’s financial and operational outlook remains subject to change. Despite the pandemic’s impact on the Company’s passenger segment, the Company has continued to provide air cargo service under the ATSA as planned.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
3. IMPACT OF THE COVID-19 PANDEMIC (continued)
Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”)
On March 27, 2020, the CARES Act was passed by the U.S. Government. The provisions in the act provide for economic relief to eligible individuals and businesses affected by COVID-19. As a provider of scheduled passenger service, air cargo service, charter air transportation and related services, the Company is eligible for and has received certain benefits outlined in the CARES Act including but not limited to payroll tax breaks, government grants and government loans.
The grant amount recognized under the CARES Act Payroll Support Program for the year ended December 31, 2020 was $62,312 and was recorded in Special Items, net. During the first quarter of 2021, the Company received and recognized as income $32,208 from the Treasury under the Payroll Support Program Extension (“PSP2”). Subsequent to the first quarter of 2021, on April 22, 2021, the Company received an additional $4,831 from the Treasury as a top-off grant under PSP2.
The CARES Act provides an employee retention credit (“CARES Employee Retention Credit”) which is a refundable tax credit against certain employment taxes. During the year ended December 31, 2020, the Company recorded $2,328 related to the CARES Employee Retention Credit within Special Items, net and an additional $334 was recognized in the first quarter of 2021.
Under the CARES Act Loan Program, the Company received a $45,000 loan (the “CARES Act Loan”) from the Treasury on October 26, 2020, which was repaid in full on March 24, 2021.
Further, the Company was notified on April 15, 2021 that it will receive a grant of approximately $34,547 under the American Rescue Plan Act of 2021 (“PSP3”) enacted on March 11, 2021, in which the Treasury is authorized to provide additional assistance to passenger air carriers and contractors that received financial assistance under the CARES Act. Of this grant amount, $17,274 was received on April 29, 2021.
In accordance with any grants and/or loans received under the CARES Act, the Company is required to comply with the relevant provisions of the CARES Act and the related implementing agreements which, among other things, include the following: the requirement to use the Payroll Support Payments exclusively for the continuation of payment of crewmember and employee wages, salaries and benefits; the requirement that certain levels of commercial air service be maintained until March 1, 2021, or if ordered by the DOT, March 1, 2022; the prohibitions on share repurchases of listed securities and the payment of common stock (or equivalent) dividends until the later of March 31, which was extended to September 30, 2022 under PSP3; and restrictions on the payment of certain executive compensation until the October 1, 2022, which was extended to April 1, 2023 under PSP3.
4. REVENUE
Sun Country is a certificated air carrier generating Operating Revenues from Scheduled service, Charter service, Ancillary, Cargo and Other revenue. Scheduled service revenue mainly consists of base fares. Charter service revenue is primarily generated through service provided to the U.S. Department of Defense, collegiate and professional sports teams and casinos. Ancillary revenues consist of revenue earned from air travel-related services such as baggage fees, seat selection fees and on-board sales. Cargo consists of revenue earned from flying cargo aircraft under the ATSA. Other revenue consists primarily of revenue from services in connection with Sun Country Vacation products.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
4. REVENUE (continued)
The significant categories comprising Operating Revenues are as follows:
	Three Months Ended March 31,
	2021	2020
Scheduled service	$54,620	$114,228
Charter service	25,805	29,227
Ancillary	23,770	35,031
Passenger	104,195	178,486
Cargo	21,585	—
Other	1,831	1,844
Total Operating Revenue	$127,611	$180,330
The Company attributes and measures its Operating Revenue by geographic region as defined by the Department of Transportation for airline reporting based upon the origin of each passenger and cargo flight segment.
The Company’s operations are highly concentrated in the U.S. but include service to many international locations, primarily based on scheduled service to Latin America during the winter season and on military charter services.
Total Operating Revenue by geographic region are as follows:
	Three Months Ended March 31,
	2021	2020
Domestic	$119,312	$163,038
Latin America	7,877	17,076
Other	422	216
Total Operating Revenue	$127,611	$180,330
Contract Balances
The Company’s contract assets primarily relate to costs incurred to get the 12 Amazon cargo aircraft ready for service. The balances are included in Other Current Assets and Other Assets on the Condensed Consolidated Balance Sheets. The amount expensed during the three months ended March 31, 2021 was $138 and is included in Maintenance expense. There was nothing expensed in the three months ended March 31, 2020, since the Amazon cargo services had not started yet.
The Company’s significant contract liabilities are comprised of 1) ticket sales for transportation that has not yet been provided (reported as Air Traffic Liabilities on the Condensed Consolidated Balance Sheets), 2) outstanding loyalty points that may be redeemed for future travel and other non-air travel awards (reported as Loyalty Program Liabilities on the Condensed Consolidated Balance Sheets) and 3) Amazon Deferred Up-front Payment received (reported within Other Liabilities on the Condensed Consolidated Balance Sheets).

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
4. REVENUE (continued)
Contract Assets and Liabilities are as follows:
	March 31, 2021	December 31, 2020
Contract Assets
Costs to fulfill contract with Amazon	$3,312	$3,614
Air Traffic Liabilities	$94,733	$101,075
Loyalty Program Liabilities	20,774	22,068
Amazon Deferred Start-up Costs	5,010	5,240
Total Contract Liabilities	$120,517	$128,383
The balance in the Air Traffic Liabilities fluctuates with seasonal travel patterns. Most tickets can be purchased no more than twelve months in advance, therefore any revenue associated with tickets sold for future travel will be recognized within that timeframe. For the period ended March 31, 2021, $60,039 of revenue was recognized in Passenger revenue that was included in the Air Traffic Liabilities as of December 31, 2020.
As part of the ATSA executed in December 2019, Amazon paid the Company $10,300 toward start-up costs. Upon signing the ATSA, Amazon received 632,183 fully vested warrants to purchase the Company’s common stock, with a fair value of $4,667. This fair value was assigned to a portion of the $10,300 cash received from Amazon and the remaining $5,633 is being amortized into revenue on a pro-rata basis over the initial six years of the ATSA. For the three months ended March 31, 2021, $231 was amortized into Cargo revenue. Nothing was amortized for the three months ended March 31, 2020 as services did not begin until the second quarter of 2020.
Loyalty Program
The Sun Country Rewards program provides loyalty awards to program members based on accumulated loyalty points. Loyalty points are earned as a result of travel and purchases using the Company’s co-branded credit card. The balance of the Loyalty Program Liabilities fluctuates based on seasonal patterns, which impact the volume of loyalty points awarded through travel or issued to co-branded credit card and other partners (deferral of revenue) and loyalty points redeemed (recognition of revenue).
Changes in the Loyalty Program Liabilities are as follows:
	2021	2020
Balance—January 1	$22,069	$22,892
Loyalty Points Earned	857	1,635
Loyalty Points Redeemed(1)	(2,152)	(2,206)
Balance—March 31	$20,774	$22,321

(1)
Principally relates to revenue recognized from the redemption of loyalty points for both air and non-air travel awards. Loyalty points are combined in one homogenous pool and are not separately identifiable. As such, the revenue is comprised of points that were part of the loyalty program deferred revenue balance at the beginning of the period, as well as points that were earned during the period.

The timing of loyalty point redemptions can vary significantly, however most new points, that are not left to expire, are redeemed within two years. Given the inherent uncertainty of the current operating

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
4. REVENUE (continued)
environment due to COVID-19, the Company will continue to monitor redemption patterns and will adjust estimates in the future, which could be material.
5. EARNINGS PER SHARE
Basic earnings per share, which excludes dilution, is computed by dividing Net Income available to common stockholders by the weighted average number of shares of common stock outstanding for the period.
Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The number of incremental shares from the assumed issuance of shares relating to share based awards is calculated by applying the treasury stock method.
The following table shows the computation of basic and diluted earnings per share:
	Three Months Ended March 31,
	2021	2020
Numerator:
Net Income	$12,416	$7,251
Denominator:
Weighted Average Common Shares Outstanding—Basic	48,496,077	46,805,951
Dilutive effect of Stock Options and Warrants(1)	4,012,109	1,419,652
Weighted Average Common Shares Outstanding—Diluted	52,508,186	48,225,603
Basic earnings per share	$0.26	$0.16
Diluted earnings per share	$0.24	$0.15

(1)
There were 3,557,432 and 3,646,690 performance-based stock options outstanding at March 31, 2021 and 2020, respectively. As a result of the Company’s initial public offering, 75 percent of these options are expected to meet the performance conditions and are included in dilutive options at March 31, 2021. At March 31, 2020, these options were excluded from the calculation of diluted EPS since the performance conditions were not considered likely to be met.

Prior to their exercise on January 31, 2020, all 40,005,885 warrants held by the Apollo Stockholder were included in basic and diluted weighted average shares outstanding as they were equity classified, had an exercise price of approximately $0.0005, and all necessary conditions for issuance were met.
Warrants held by Amazon are included in dilutive weighted average shares outstanding as of the date the warrants vest. The unvested warrants held by Amazon have not been included in dilutive shares as their performance condition had not been satisfied.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
6. AIRCRAFT—OWNED AND LEASED
Aircraft Fleet
The following tables summarize the Company’s aircraft fleet activity for the three months ended March 31, 2021 and 2020, respectively:
	December 31, 2020	Additions	Removals	March 31, 2021
Passenger:
Owned	14	5	—	19
Finance leases	5	—	—	5
Operating leases	12	—	(5)	7
Sun Country Airlines’ Fleet	31	5	(5)	31
Cargo:
Aircraft Operated for Amazon	12	—	—	12
Total Aircraft Operated	43	5	(5)	43
The five aircraft purchased during the three months ended March 31, 2021 were financed through the Delayed Draw Term Loan Facility (see Note 7). All five of these were previously under operating leases.
	December 31, 2019	Additions	Removals	March 31, 2020
Passenger:
Owned	5	3	—	8
Finance leases	10	—	—	10
Operating leases	14	—	(1)	13
Seasonal leases	2	—	(1)	1
Sun Country Airlines’ Fleet	31	3	(2)	32
The three aircraft purchased during the three months ended March 31, 2020 were financed through equipment trust certificates (see Note 7). One of these aircraft was previously under an operating lease and the other two aircraft were new to the Company’s fleet. In addition, the Company refinanced three previously owned and financed aircraft in January 2020 utilizing equipment trust certificates (see Note 7).
The Accumulated Depreciation on owned assets was $57,950 and $52,048 as of March 31, 2021 and December 31, 2020, respectively. Depreciation expense was $8,800 and $5,121 for the three months ended March 31, 2021 and 2020, respectively.
The Accumulated Amortization on Finance Lease Assets was $18,517 and $13,018 as of March 31, 2021 and December 31, 2020, respectively. Amortization Expense was $2,692 and $4,290 for the three months ended March 31, 2021 and 2020, respectively.
Depreciation expense on owned assets and amortization expense on Finance Lease Assets are each classified in Depreciation and Amortization on the Condensed Consolidated Statements of Operations.
Aircraft Lease Payment Deferrals
During the year ended December 31, 2020 the Company negotiated rent payment deferrals with a majority of its aircraft lessors due to COVID-19 cash flow impacts. The amount deferred as of March 31, 2021 was $975, consisting of $533 under finance leases and $442 under operating leases. The amount deferred

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
6. AIRCRAFT—OWNED AND LEASED (continued)
as of December 31, 2020 was $7,569, consisting of $2,133 under finance leases and $5,436 under operating leases. These deferrals are classified within the current portion of the respective lease liabilities on the Condensed Consolidated Balance Sheets.
Aircraft Maintenance Deposits Contra-Assets
At April 11, 2018 (the “Acquisition Date”), the Company established a deposit contra-asset to represent the Company’s obligation to perform planned maintenance events on leased aircraft held as of the Acquisition Date. As of March 31, 2021 and December 31, 2020, the remaining balance of the contra-asset was $26,512 and $36,729, respectively. Of the $10,217 reduction in the contra-asset during the three months ended March 31, 2021, $9,880 related to the purchase of five aircrafts previously leased, whereupon the contra-assets and related maintenance deposits were written-off concurrently to Aircraft lease buy-out expense in Special Items, net (see Note 11). For the three months ended March 31, 2021 and 2020, the Company recognized none and $425, respectively, of the contra-asset as a reduction to Maintenance expense on the accompanying Condensed Consolidated Statements of Operations.
Over-market Liabilities
At the Acquisition Date, the Company acquired liabilities related to its over-market lease rates and over-market maintenance reserve payments.
As of the Acquisition Date, the Company recognized a liability representing lease terms which are unfavorable compared with market terms of similar leases. The remaining balance of this contra-asset as of March 31, 2021 and December 31, 2020 was $12,891 and $16,501, respectively and is recorded within Operating Lease Right-of-Use Assets. The purchase of five aircraft in March 2021 contributed $2,858 of the decrease.
As of the Acquisition Date, Sun Country’s existing leases included payments for maintenance reserves in addition to the stated aircraft lease payments. For a substantial portion of these maintenance reserve payments, the Company does not expect to be reimbursed by the lessor. Therefore, a liability was established representing over-market maintenance reserve lease terms compared to market terms of similar leases. The remaining balance of this liability at March 31, 2021 and December 31, 2020 was $21,600 and $37,409, respectively. Of the $15,809 reduction in the over-market maintenance reserve liabilities during the three months ended March 31, 2021, $13,805 related to the purchase of five aircrafts previously leased, whereupon the over-market liabilities for those aircraft are included in Aircraft lease buy-out expense in Special Items, net (see Note 11).
Aircraft Rent expense for the three months ended March 31, 2021 and 2020, includes credits of $2,755 and $4,103, respectively, for the amortization of over-market liabilities established at the Acquisition Date related to lease rates and maintenance reserves.
7. DEBT
Lines of Credit—On February 10, 2021, the Company executed a new five-year credit agreement with a group of lenders that replaced the Company’s prior $25,000 asset-based revolving credit facility (the “ABL Facility”). The new agreement provides for a $25,000 Revolving Credit Facility and a $90,000 Delayed Draw Term Loan Facility, which are collectively referred to as the “Credit Facilities.” The interest rate on borrowings is based on the greatest of various alternative base rates, with a minimum of 2%, plus an applicable margin of 4% to 5%. There is a commitment fee on the unused Revolving Credit Facility of 0.5%. The proceeds from the Revolving Credit Facility can be used for general corporate purposes. The proceeds from the Delayed Draw Term Loan Facility are to be used solely to finance the acquisition of aircraft

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
7. DEBT (continued)
or engines to be registered in the U.S. During the three months ended March 31, 2021, the Company drew $68,000 on the Delayed Draw Term Loan Facility to purchase five aircrafts. On April 6, 2021, the Company drew an additional $12,500 for the purchase of an additional aircraft, which was under operating lease as of March 31, 2021. The Credit Facilities have financial covenants that require a minimum EBITDAR (ranging from $62,100 to $87,700) and a minimum liquidity of $30,000 at the close of any business day.
Long-term Debt—In December 2019, the Company arranged for the issuance of Class A, Class B and Class C pass-through trust certificates Series 2019-1 (the “2019-1 EETC”), in an aggregate face amount of $248,587 for the purpose of financing or refinancing 13 used aircraft, which was completed in 2020.
Under the CARES Act Loan Program, on October 26, 2020, the Company was awarded a $45,000 loan, which was secured by the Company’s loyalty program and certain cash deposit accounts. The loan bore interest at a rate per annum equal to the Adjusted LIBO Rate plus 6.50% and was due to be repaid on the earlier of (i) October 24, 2025 or (ii) six months prior to the expiration date of any material loyalty program securing the loan. On March 24, 2021, the CARES Act Loan was repaid in full, including outstanding principal and accrued interest for a total repayment amount of $46,260.
The Company was in compliance with all covenants in its debt agreements at March 31, 2021.
Long-term Debt included the following:
	March 31, 2021	December 31, 2020
Notes payable under the Company’s 2019-1 EETC agreement dated December 2019, with original loan amounts of $248,587 payable in bi-annual installments through December 2027. These notes bear interest at an annual rate of between 4.13% and 6.95% and are secured by the equipment for which the loan was used.	$227,347	$227,347
Delayed Draw Term Loan Facility (see terms and conditions above)	68,000	—
U. S. Department of the Treasury CARES Act Loan (see terms and conditions above)	—	45,419
Notes payable to Wilmington Trust Company. Notes bear interest at an annual rate of 8.45% and mature Nov. 2023 to Feb. 2024.	11,880	12,506
Other Notes payable. These notes bear interest at an annual rate of approximately 5.0% and mature March 2029.	505	529
Total Debt	307,732	285,801
Less: Unamortized debt issuance costs	(4,391)	(3,338)
Less: Current Maturities of Long-term Debt	(29,232)	(26,118)
Total Long-term Debt	$274,109	$256,345

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
7. DEBT (continued)
Future maturities of the outstanding Debt are as follows:
March 31, 2021	Debt Principal Payments	Amortization of Debt Issuance Costs	Net Debt
Remainder of 2021	$28,799	$(775)	$28,024
2022	32,059	(983)	31,076
2023	44,900	(908)	43,992
2024	43,962	(785)	43,177
2025	45,062	(670)	44,392
Thereafter	112,950	(270)	112,680
Total	$307,732	$(4,391)	$303,341
The table below presents the Company’s debt measured at fair value:
	March 31, 2021	December 31, 2020
Carrying Amount	$307,732	$285,801
Fair Value	$301,513	$279,119
The fair value of the Company’s debt was based on the discounted amount of future cash flows using the Company’s end-of-period incremental borrowing rate for similar obligations. The estimates were primarily based on Level 3 inputs.
8. FUEL DERIVATIVES AND RISK MANAGEMENT
The Company’s operations are inherently dependent upon the price of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into fuel option and swap contracts. The Company does not apply hedge accounting to its fuel derivative contracts, nor does it hold or issue them for trading purposes.
Fuel derivative contracts are recognized at fair value on the Condensed Consolidated Balance Sheets as Derivative Assets, if the fair value is in an asset position, or as Derivative Liabilities, if the fair value is in a liability position. The Company did not have any collateral held by counterparties to these agreements as of March 31, 2021 and December 31, 2020. Derivatives where the payment due date is greater than one year from the balance sheet date are classified as long-term.
Changes in Derivative Assets (Liabilities) were as follows:
	Three Months Ended March 31,
	2021	2020
Balance—January 1	$(1,173)	$2,233
Non-cash Gains (Losses)	2,386	(21,752)
Contract Settlements	(8)	65
Balance—March 31	$1,205	$(19,454)

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
8. FUEL DERIVATIVES AND RISK MANAGEMENT (continued)
Fuel Derivative Gains (Losses) consisted of the following:
	Three Months Ended March 31,
	2021	2020
Non-cash Gains (Losses)	$2,386	$(21,752)
Cash Premiums Paid	—	(284)
Total Fuel Derivative Gains (Losses)	$2,386	$(22,036)
The gain in the quarter ended March 31, 2021 was primarily due to an increase in oil prices. The loss in the quarter ended March 31, 2020 was primarily due to the significant decline in oil prices. There were fuel derivative gains in the second, third and fourth quarters of 2020, primarily due to the partial recovery of oil prices following the decline during the first quarter of 2020. Fuel derivative gains and losses are classified in Aircraft Fuel on the Condensed Consolidated Statements of Operations.
As of March 31, 2021, the Company had outstanding fuel derivative contracts covering 12.7 million gallons of crude oil and jet fuel that will settle between April 2021 and September 2021.
9. FAIR VALUE MEASUREMENTS
Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Under GAAP, there are three levels of inputs that may be used to measure fair value:
Level 1—
Quoted prices for identical assets or liabilities in active markets.

Level 2—
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company uses the following valuation methodologies for financial instruments measured at fair value on a recurring basis.
Derivative Instruments—Derivative instruments are accounted for as either assets or liabilities and are carried at fair value. The fair value for fuel derivative options and swaps is determined utilizing an option pricing model that uses inputs that are readily available in active markets or can be derived from information available in active markets and are classified within Level 2.
The following table summarizes the assets and liabilities measured at fair value on a recurring basis:
	March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Fuel Derivative Contracts	$—	$1,205	$—	$1,205
Total Assets measured at fair value on a recurring basis	$—	$1,205	$—	$1,205

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
9. FAIR VALUE MEASUREMENTS (continued)
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities
Fuel Derivative Contracts	$—	$1,173	$—	$1,173
Total Liabilities measured at fair value on a recurring basis	$—	$1,173	$—	$1,173
Certain assets are measured at fair value on a nonrecurring basis. The Company’s non-financial assets, which primarily consist of property and equipment, goodwill and other intangible assets are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis whenever events or changes in circumstances indicate that their carrying value may not be recoverable, non-financial assets are assessed for impairment and, if applicable, written down to fair value using significant unobservable inputs, classified as Level 3.
The Company’s debt portfolio consists of 2019-1 EETC certificates, borrowings under the Delayed Draw Term Loan Facility, and fixed-rate notes payable. See Note 7 for debt fair values.
10. INCOME TAXES
The Company’s effective tax rate for the three months ended March 31, 2021 and 2020 was 30.3% and 25.2%, respectively. The effective tax rate represents a blend of federal and state taxes and includes the impact of certain nondeductible items. The increase is primarily related to an unfavorable permanent difference and discrete items related to executive compensation disallowed under Internal Revenue Code Section 162(m), partially offset by the reduction in meals and entertainment disallowed expenses during the current year.
Tax Receivable Agreement
In connection with the Company’s IPO, we entered into an income tax receivable agreement (the “Tax Receivable Agreement” or “TRA”)) with our pre-IPO stockholders (the “TRA holders”). The Tax Receivable Agreement provides for the payment by the Company to the TRA holders of 85% of the amount of cash savings, if any, in U.S. federal, state, local, and foreign income tax that the Company actually realizes (or are deemed to realize in certain circumstances) as a result of certain tax attributes that existed at the time of the IPO (the “Pre-IPO Tax Attributes”). The Company will retain the benefit of the remaining 15% of these cash savings.
Payments under the Tax Receivable Agreement will not begin until at least 12 months after the closing of the Company’s IPO. In the event that the Company is prohibited from making payments under the Tax Receivable Agreement for tax benefits utilized during any periods pursuant to the CARES Act or other governmental programs, the Company is not required to make payments under the Tax Receivable Agreement for Pre-IPO Tax Attributes utilized in such periods. Based on our current participation in the CARES Act Loan Program, the Company does not expect to make payments under the Tax Receivable Agreement until 2023.
The Tax Receivable Agreement liability is an estimate and actual amounts payable under the Tax Receivable Agreement could differ from this estimate based on, among other things, (i) generation of future taxable income over the term of the Tax Receivable Agreement, (ii) the Company’s participation in future government programs, (iii) stock option activity during periods prior to the commencement of payments under the Tax Receivable Agreement and (iv) future changes in tax laws. These factors could result in an increase or decrease in the related liability which would be recognized in the Company’s earnings in the period of such change. In April 2021, the Company was notified that it is to receive a PSP3 grant of

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
10. INCOME TAXES (continued)
approximately $34,547 under the American Rescue Plan Act of 2021, which will result in a decrease to the Tax Receivable Agreement liability in Q2 2021. This TRA liability decrease is due to an extension in the time period in which distributions made to shareholders are restricted. If we do not generate sufficient taxable income in the aggregate over the term of the Tax Receivable Agreement to utilize the tax benefits, then we would not be required to make the related TRA Payments. Upon the closing of the IPO, the Company recognized a non-current liability of $115,200 which represents undiscounted aggregate payments that we expect to pay the TRA holders under the Tax Receivable Agreement and is presented in “Long-term Liabilities” on the Condensed Consolidated Balance Sheet as of March 31, 2021, with an offset to Stockholders’ Equity. Subsequent changes in the measurement of the liability will be adjusted through the Consolidated Statements of Operations.
11. SPECIAL ITEMS, NET
Special Items, net on the Condensed Consolidated Statements of Operations consisted of the following:
	Three Months Ended March 31,
	2021	2020
CARES Act grant recognition(1)	$(32,208)	$—
CARES Act employee retention credit(2)	(334)	—
Aircraft lease buy-out expense(3)	5,664	—
Other	7	—
Total Special Items, net	$(26,871)	$—

(1)
In the quarter ended March 31, 2021, the Treasury awarded the Company a grant under PSP2.

(2)
Relates to a credit recognized under the CARES Act Employee Retention credit which is a refundable tax credit against certain employment taxes.

(3)
Five aircraft were purchased in March 2021 that were previously under operating leases. Aircraft lease buy-out expense represents the net costs incurred to terminate the leases on those five aircraft. This includes the associated lease termination costs, write-off of previously capitalized maintenance deposits, and the write-off of over-market liabilities (see Note 6).

12. COMMITMENTS AND CONTINGENCIES
The Company has contractual obligations and commitments primarily with regard to lease arrangements, repayment of debt (see Note 7) and future purchases of aircraft.
The Company is subject to various legal proceedings in the normal course of business and expenses legal costs as incurred. Management believes these proceedings will not have a materially adverse effect on the Company.
13. OPERATING SEGMENTS
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker and is used in resource allocation and performance assessments. The Company’s chief operating decision maker is considered to be the Company’s Chief Executive Officer. The Company’s chief operating decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. Substantially all the

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUN COUNTRY AIRLINES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share amounts)
(Unaudited)
13. OPERATING SEGMENTS (continued)
Company’s tangible assets are located in the U.S. or relate to flight equipment, which is mobile across geographic markets. The Company has two operating segments: Passenger and Cargo.
The Company’s Passenger segment has two internal passenger groups (Scheduled and Charter), but since they share resources and expenses are combined, they are considered one Passenger operating segment. The Company’s Passenger operations are highly concentrated in the U.S. but include service to many international locations, primarily based on scheduled service to Latin America during the winter season and on military charter services. All goodwill is related to the Passenger Operating Segment.
The Cargo segment began providing air cargo services under the ATSA in May 2020. Fuel consumed in Cargo operations is directly reimbursed by Amazon and therefore presented net on the Consolidated Statements of Operations. Fuel consumed in Cargo maintenance activities is included in the Cargo segment. Certain operating expenses are directly attributable to this operating segment.
Certain operating expenses are allocated between the operating segments. Non-Fuel operating expenses are allocated based on metrics such as block hours, fleet count and departures, which best align with the nature of the respective expense. CARES Act credits, included in Special Items, net, are allocated based on the respective segment salaries, wages, and benefits.
The following table presents financial information for the Company’s two operating segments: Passenger and Cargo. Assets by segment are not reviewed by the Chief Operating Decision Maker and have not been presented herein.
	Three Months Ended March 31, 2021(1)
	Passenger	Cargo	Consolidated
Operating Revenues	$106,026	$21,585	$127,611
Non-Fuel Operating Expenses	87,205	18,070	105,275
Aircraft Fuel	24,253	21	24,274
Special Items, net	(18,206)	(8,665)	(26,871)
Total Operating Expenses	93,252	9,426	102,678
Operating Income	$12,774	$12,159	24,933
Interest Income			15
Interest Expense			(7,121)
Other, net			(5)
Income before Income Tax			$17,822

(1)
As air cargo operations commenced in May 2020, there is no comparable prior period information.

14. SUBSEQUENT EVENTS
The Company evaluated subsequent events for the period from the Balance Sheet date through May 6, 2021, the date that the Condensed Consolidated Financial Statements were available to be issued.
On April 22, 2021, we received $4,831 from the Treasury as a top-off grant under PSP2.
Further, the Company was notified on April 15, 2021 that it will receive a grant of approximately $34,547 under PSP3, of which $17,274 was received on April 29, 2021 (see Note 3).
* * *

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
              Shares
Sun Country Airlines Holdings, Inc.
Common Stock

Prospectus
           , 2021

Joint Bookrunners
Barclays
Morgan Stanley
Co-Manager
Apollo Global Securities

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
Set forth below is a table of the registration fee for the Securities and Exchange Commission (the “SEC”) and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:
SEC registration fee	$
Financial Industry Regulatory Authority filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Total	$
Item 14.   Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. The registrant’s bylaws provide for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation provides for such limitation of liability.
The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement we enter into in connection with the sale of common stock being registered will provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
We entered into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Item 15.   Recent Sales of Unregistered Securities
Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). Also included is the consideration, if any, received by us for such securities and information relating to the section of the

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants. Such information is rounded to the nearest whole number.
On April 11, 2018, SCA Acquisition Holdings, LLC issued 5,326,755 equity interests, which are denominated as shares of common stock (“SCA common stock”), to AP VIII (SCA Stock AIV), LLC, and warrants to purchase 40,005,885 shares of SCA common stock to AP VIII (SCA Warrant AIV), LLC.
On April 20, 2018, SCA Acquisition Holdings, LLC issued 1,227,759 shares of SCA common stock to an employee at a purchase price of $5.30 per share.
On April 20, 2018, SCA Acquisition Holdings, LLC issued 188,886 shares of SCA common stock to an employee at a purchase price of $5.30 per share.
On November 21, 2018, SCA Acquisition Holdings, LLC issued an aggregate of 5,835,576 options to purchase shares of SCA common stock to certain employees.
On February 6, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 32,242 options to purchase shares of SCA common stock to certain employees.
On April 17, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 36,946 options to purchase shares of SCA common stock to certain employees.
On May 20, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 268,670 options to purchase shares of SCA common stock to certain employees.
On June 3, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 537,348 options to purchase shares of SCA common stock to certain employees.
On July 31, 2019, SCA Acquisition Holdings, LLC issued an aggregate of 8,045 options to purchase shares of SCA common stock to certain employees.
On August 1, 2019, SCA Acquisition Holdings, LLC issued 56,665 shares of SCA common stock to an employee.
On November 19, 2019, SCA Acquisition Holdings, LLC issued 134,335 options to purchase shares of SCA common stock to an employee.
On December 13, 2019, SCA Acquisition Holdings, LLC issued warrants to purchase 9,482,606 shares of SCA common stock to Amazon.com NV Investment Holdings LLC.
On January 28, 2020, SCA Acquisition Holdings, LLC issued 193,438 options to purchase shares of SCA common stock to certain employees.
On January 31, 2020, SCA Acquisition Holdings, LLC issued 40,005,885 shares of SCA common stock to SCA Horus Holdings, LLC upon the exercise of the warrant to purchase 40,005,885 shares at an exercise price of approximately $0.0005 per share.
On January 31, 2020, upon the conversion of SCA Acquisition Holdings, LLC to Sun Country Airlines Holdings, Inc., all of the outstanding shares of SCA common stock were converted into 46,805,950 shares of common stock of Sun Country Airlines Holdings, Inc., all outstanding options to purchase shares of SCA common stock were converted into options to purchase shares of common stock and all outstanding warrants to purchase common stock were converted into warrants to purchase shares of common stock.
On August 11, 2020, Sun Country Airlines Holdings, Inc. issued 540,027 options to purchase shares of common stock of Sun Country Airlines Holdings, Inc. to certain employees.
On December 31, 2020, Sun Country Airlines Holdings, Inc. issued an aggregate of 30,820 shares of common stock of Sun Country Airlines Holdings, Inc. and 24,176 options to purchase shares of common stock of Sun Country Airlines Holdings, Inc. to certain employees and an aggregate of 2,889 shares of common stock of Sun Country Airlines Holdings, Inc. and 4,722 options to purchase shares of common stock of Sun Country Airlines Holdings, Inc. to certain directors.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.
Item 16.   Exhibits and Financial Statement Schedules
(a) Exhibits
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1	Membership Interest Purchase Agreement, dated December 13, 2017, by and among
Minnesota Aviation, LLC, SCA Acquisition Holdings, LLC and SCA Acquisition, LLC
(incorporated by reference to Exhibit 2.1 to Sun Country Airlines Holdings, Inc.’s Registration
Statement on Form S-1 (File No. 333-252858))
2.2	Certificate of Conversion (incorporated by reference to Exhibit 2.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
3.1	Second Amended and Restated Certificate of Incorporation of Sun Country Airlines Holdings,
Inc. (incorporated by reference to Exhibit 3.1 to Sun Country Airlines Holdings, Inc.’s
Registration Statement on Form S-8 (File No. 333-254371))
3.2	Second Amended and Restated Bylaws of Sun Country Airlines Holdings, Inc. (incorporated by reference to Exhibit 3.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-8 (File No. 333-254371))
4.1	Pass Through Trust Agreement, dated as of December 9, 2019, between Sun Country Inc. and
Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to
Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-
252858))
4.2	Form of Pass Through Trust Certificate, Series 2019-1A (incorporated by reference to Exhibit 4.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
4.3	Form of Pass Through Trust Certificate, Series 2019-1B (incorporated by reference to Exhibit 4.3 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
4.4	Form of Pass Through Trust Certificate, Series 2019-1C (incorporated by reference to Exhibit 4.4 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
4.5	Intercreditor Agreement, dated as of December 9, 2019, among Wilmington Trust, National Association, as trustee of the Sun Country Pass Through Trusts, Series 2019-1, and as subordination agent (incorporated by reference to Exhibit 4.5 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered
10.1	Asset-based Revolving Credit Agreement, dated December 13, 2017, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.2	Amendment No. 1 to the Asset-based Revolving Credit Agreement, dated January 7, 2019, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC (incorporated by reference to Exhibit 10.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.3	Amendment No. 2 to the Asset-based Revolving Credit Agreement, dated May 15, 2020, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
Bank PLC (incorporated by reference to Exhibit 10.3 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.4	Amendment No. 3 to the Asset-based Revolving Credit Agreement, dated September 14, 2020, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and
Barclays Bank PLC (incorporated by reference to Exhibit 10.4 to Sun Country Airlines
Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.5	Loan and Guarantee Agreement, dated as of October 26, 2020, among Sun Country, Inc., as
Borrower, the Guarantors party thereto from time to time, the United States Department of the
Treasury, and The Bank of New York Mellon, as Administrative Agent and Collateral Agent
(incorporated by reference to Exhibit 10.5 to Sun Country Airlines Holdings, Inc.’s Registration
Statement on Form S-1 (File No. 333-252858))
10.6	Pledge and Security Agreement, dated as of October 26, 2020, between each of the Grantors party thereto and The Bank of New York Mellon, as Collateral Agent (incorporated by reference to Exhibit 10.6 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.7	Payroll Support Program Agreement, dated as of April 16, 2020, by and between Sun Country,
Inc. and the Department of the Treasury (incorporated by reference to Exhibit 10.7 to Sun
Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.8	Payroll Support Program Extension Agreement, dated as of January 29, 2021, by and between
Sun Country, Inc. and the Department of the Treasury (incorporated by reference to
Exhibit 10.8 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File
No. 333-252858))
10.9	Amended and Restated Airline Operating Agreement and Terminal Building Lease, Minneapolis-
St. Paul International Airport, between Metropolitan Airports Commission and MN Airlines,
LLC d/b/a Sun Country Airlines, effective January 1, 2019 (incorporated by reference to
Exhibit 10.9 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File
No. 333-252858))
10.10#	Air Transportation Services Agreement, dated as of December 13, 2019, by and between Sun Country, Inc. and Amazon.com Services, Inc. (incorporated by reference to Exhibit 10.10 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.11#	Amendment No. 1 to Air Transportation Services Agreement, dated as of June 30, 2020, by and between Sun Country, Inc. and Amazon.com Services, Inc. (incorporated by reference to Exhibit 10.11 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.12#	Warrant, dated as of December 13, 2019, issued by SCA Acquisition Holdings, LLC to
Amazon.com NV Investment Holdings LLC (incorporated by reference to Exhibit 10.12 to Sun
Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.13	Headquarters Facility Lease Agreement, dated as of February 19, 2019, by and between the Metropolitan Airports Commission and MN Airlines, LLC dba Sun Country Airlines (incorporated by reference to Exhibit 10.13 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.14	Amended and Restated Co-Brand Marketing Agreement, dated as of October 17, 2018, between First National Bank of Omaha and MN Airlines, LLC dba Sun Country Airlines (incorporated by reference to Exhibit 10.14 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.15	Amendment No. 1 to Amended and Restated Co-Brand Marketing Agreement, dated as of
November 1, 2018, by and between First National Bank of Omaha and MN Airlines, LLC dba
Sun Country Airlines (incorporated by reference to Exhibit 10.15 to Sun Country Airlines

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.16	Inventory Support and Services Agreement, dated as of October 27, 2003, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.16 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.17	Amendment No. 1 to Inventory Support and Services Agreement, dated as of November 8,
2004, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.17 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.18	Amendment No. 2 to Inventory Support and Services Agreement, dated as of March 18, 2005, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.18 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.19	Amendment No. 3 to Inventory Support and Services Agreement, dated as of July 15, 2007, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.19 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.20	Amendment No. 4 to Inventory Support and Services Agreement, dated as of May 23, 2008, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.20 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.21	Amendment No. 5 to Inventory Support and Services Agreement, dated as of June 4, 2008, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.21 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.22	Amendment No. 6 to Inventory Support and Services Agreement, dated as of April 1, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.22 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.23	Amendment No. 7 to Inventory Support and Services Agreement, dated as of April 7, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.23 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.24	Amendment No. 8 to Inventory Support and Services Agreement, dated as of May 1, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.24 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.25	Amendment No. 9 to Inventory Support and Services Agreement, dated as of August 1, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.25 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.26	Amendment No. 10 to Inventory Support and Services Agreement, dated as of January 1, 2010, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.26 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.27	Amendment No. 11 to Inventory Support and Services Agreement, dated as of May 1, 2010, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.27 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.28	Amendment No. 13 to Inventory Support and Services Agreement, dated as of November 1,

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
2011, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.28 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.29	Amendment No. 14 to Inventory Support and Services Agreement, dated as of May 28, 2013, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.29 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.30	Amendment No. 15 to Inventory Support and Services Agreement, dated as of July 23, 2014, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.30 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.31	Amendment No. 16 to Inventory Support and Services Agreement, dated as of March 20, 2015, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.31 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.32	Amendment No. 17 to Inventory Support and Services Agreement, dated as of April 1, 2018, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.32 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.33	Amendment No. 18 to Inventory Support and Services Agreement, dated as of May 15, 2019, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.33 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.34	2002 Master Agreement, dated as of May 1, 2019 between J. Aron & Company LLC and MN Airlines, LLC (incorporated by reference to Exhibit 10.34 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.35	2002 Master Agreement, dated as of April 12, 2018 between Morgan Stanley Capital Services LLC and MN Airlines, LLC (incorporated by reference to Exhibit 10.35 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.36	Trust Agreement of SCA-1 Intermediate Aircraft Holding Trust, dated as of September 25, 2018, by and among SCA-1 Intermediate Charitable Trust and Wilmington Trust Company (incorporated by reference to Exhibit 10.36 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.37	Third Amended and Restated Stockholders’ Agreement by and among Sun Country Airlines
Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to
Sun Country Airlines Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021)
10.38	Registration Rights Agreement by and between Sun Country Airlines Holdings, Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.1 to Sun Country Airlines Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021)
10.39†	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.39 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.40†	SCA Acquisition Holdings, LLC Amended and Restated Equity Incentive Plan, dated as of July 1, 2019 (incorporated by reference to Exhibit 10.40 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.41†	Sun Country Airlines Holdings, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-8

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
(File No. 333-254371))
10.42†	Form of Option Award Agreement (incorporated by reference to Exhibit 10.42 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.43†	Second Amended and Restated Employment Agreement, dated as of November 7, 2018, by and between Jude Bricker and SCA Acquisition Holdings, LLC (incorporated by reference to Exhibit 10.43 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.44†	Employment Agreement, dated as of April 17, 2019, by and between David Davis and MN Airlines, LLC (incorporated by reference to Exhibit 10.44 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.45†	Employment Agreement, dated as of July 1, 2019, by and between Gregory A. Mays and Sun Country, Inc. (incorporated by reference to Exhibit 10.45 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.46	Income Tax Receivable Agreement, by and among Sun Country Airlines, Inc., Sun Country
Airlines Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.3 to Sun Country Airlines Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021)
10.47	Credit Agreement, dated as of February 10, 2021, among SCA Acquisition, LLC, Sun Country,
Inc., the lenders and issuing banks party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.47 to Sun Country Airlines Holdings, Inc.’s
Registration Statement on Form S-1 (File No. 333-252858))
10.48	Securities Purchase Agreement, dated March 7, 2021, among Sun Country Airlines Holdings,
Inc., SCA Horus Holdings, LLC and PAR Investment Partners, L.P. (incorporated by reference to Exhibit 10.48 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.49	Securities Purchase Agreement, dated March 7, 2021, among Sun Country Airlines Holdings, Inc., SCA Horus Holdings, LLC and the Blackrock Entities party thereto. (incorporated by reference to Exhibit 10.49 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.50	Payroll Support Program 3 Agreement, dated as of April 27, 2021, by and between Sun Country, Inc. and the Department of the Treasury
21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
23.1*	Consent of KPMG LLP, independent registered public accounting firm
23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included in signature page)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.

#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
(b) Financial Statement Schedule
See the Index to the consolidated financial statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1	Membership Interest Purchase Agreement, dated December 13, 2017, by and among
Minnesota Aviation, LLC, SCA Acquisition Holdings, LLC and SCA Acquisition, LLC
(incorporated by reference to Exhibit 2.1 to Sun Country Airlines Holdings, Inc.’s Registration
Statement on Form S-1 (File No. 333-252858))
2.2	Certificate of Conversion (incorporated by reference to Exhibit 2.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
3.1	Second Amended and Restated Certificate of Incorporation of Sun Country Airlines Holdings,
Inc. (incorporated by reference to Exhibit 3.1 to Sun Country Airlines Holdings, Inc.’s
Registration Statement on Form S-8 (File No. 333-254371))
3.2	Second Amended and Restated Bylaws of Sun Country Airlines Holdings, Inc. (incorporated by reference to Exhibit 3.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-8 (File No. 333-254371))
4.1	Pass Through Trust Agreement, dated as of December 9, 2019, between Sun Country Inc. and
Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to
Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-
252858))
4.2	Form of Pass Through Trust Certificate, Series 2019-1A (incorporated by reference to Exhibit 4.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
4.3	Form of Pass Through Trust Certificate, Series 2019-1B (incorporated by reference to Exhibit 4.3 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
4.4	Form of Pass Through Trust Certificate, Series 2019-1C (incorporated by reference to Exhibit 4.4 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
4.5	Intercreditor Agreement, dated as of December 9, 2019, among Wilmington Trust, National Association, as trustee of the Sun Country Pass Through Trusts, Series 2019-1, and as subordination agent (incorporated by reference to Exhibit 4.5 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered
10.1	Asset-based Revolving Credit Agreement, dated December 13, 2017, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.2	Amendment No. 1 to the Asset-based Revolving Credit Agreement, dated January 7, 2019, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC (incorporated by reference to Exhibit 10.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.3	Amendment No. 2 to the Asset-based Revolving Credit Agreement, dated May 15, 2020, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and Barclays Bank PLC (incorporated by reference to Exhibit 10.3 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.4	Amendment No. 3 to the Asset-based Revolving Credit Agreement, dated September 14, 2020, by and among SCA Acquisition, LLC, MN Airlines, LLC, the lenders party thereto and
Barclays Bank PLC (incorporated by reference to Exhibit 10.4 to Sun Country Airlines

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.5	Loan and Guarantee Agreement, dated as of October 26, 2020, among Sun Country, Inc., as
Borrower, the Guarantors party thereto from time to time, the United States Department of the
Treasury, and The Bank of New York Mellon, as Administrative Agent and Collateral Agent
(incorporated by reference to Exhibit 10.5 to Sun Country Airlines Holdings, Inc.’s Registration
Statement on Form S-1 (File No. 333-252858))
10.6	Pledge and Security Agreement, dated as of October 26, 2020, between each of the Grantors party thereto and The Bank of New York Mellon, as Collateral Agent (incorporated by reference to Exhibit 10.6 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.7	Payroll Support Program Agreement, dated as of April 16, 2020, by and between Sun Country,
Inc. and the Department of the Treasury (incorporated by reference to Exhibit  10.7 to Sun
Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.8	Payroll Support Program Extension Agreement, dated as of January 29, 2021, by and between
Sun Country, Inc. and the Department of the Treasury (incorporated by reference to
Exhibit 10.8 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File
No. 333-252858))
10.9	Amended and Restated Airline Operating Agreement and Terminal Building Lease, Minneapolis-
St. Paul International Airport, between Metropolitan Airports Commission and MN Airlines,
LLC d/b/a Sun Country Airlines, effective January 1, 2019 (incorporated by reference to
Exhibit 10.9 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File
No. 333-252858))
10.10#	Air Transportation Services Agreement, dated as of December 13, 2019, by and between Sun Country, Inc. and Amazon.com Services, Inc. (incorporated by reference to Exhibit 10.10 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333‑252858))
10.11#	Amendment No. 1 to Air Transportation Services Agreement, dated as of June 30, 2020, by and between Sun Country, Inc. and Amazon.com Services, Inc. (incorporated by reference to Exhibit 10.11 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.12#	Warrant, dated as of December 13, 2019, issued by SCA Acquisition Holdings, LLC to Amazon.com NV Investment Holdings LLC (incorporated by reference to Exhibit 10.12 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333‑252858))
10.13	Headquarters Facility Lease Agreement, dated as of February 19, 2019, by and between the Metropolitan Airports Commission and MN Airlines, LLC dba Sun Country Airlines (incorporated by reference to Exhibit 10.13 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.14	Amended and Restated Co-Brand Marketing Agreement, dated as of October 17, 2018, between First National Bank of Omaha and MN Airlines, LLC dba Sun Country Airlines (incorporated by reference to Exhibit 10.14 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.15	Amendment No. 1 to Amended and Restated Co-Brand Marketing Agreement, dated as of
November 1, 2018, by and between First National Bank of Omaha and MN Airlines, LLC dba
Sun Country Airlines (incorporated by reference to Exhibit 10.15 to Sun Country Airlines
Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.16	Inventory Support and Services Agreement, dated as of October 27, 2003, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.16 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
10.17	Amendment No. 1 to Inventory Support and Services Agreement, dated as of November 8,
2004, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.17 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.18	Amendment No. 2 to Inventory Support and Services Agreement, dated as of March 18, 2005, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.18 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.19	Amendment No. 3 to Inventory Support and Services Agreement, dated as of July 15, 2007, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.19 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.20	Amendment No. 4 to Inventory Support and Services Agreement, dated as of May 23, 2008, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.20 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.21	Amendment No. 5 to Inventory Support and Services Agreement, dated as of June 4, 2008, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.21 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.22	Amendment No. 6 to Inventory Support and Services Agreement, dated as of April 1, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.22 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.23	Amendment No. 7 to Inventory Support and Services Agreement, dated as of April 7, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.23 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.24	Amendment No. 8 to Inventory Support and Services Agreement, dated as of May 1, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.24 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.25	Amendment No. 9 to Inventory Support and Services Agreement, dated as of August 1, 2009, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.25 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.26	Amendment No. 10 to Inventory Support and Services Agreement, dated as of January 1, 2010, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.26 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.27	Amendment No. 11 to Inventory Support and Services Agreement, dated as of May 1, 2010, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.27 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.28	Amendment No. 13 to Inventory Support and Services Agreement, dated as of November 1,
2011, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.28 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.29	Amendment No. 14 to Inventory Support and Services Agreement, dated as of May 28, 2013,

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.29 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.30	Amendment No. 15 to Inventory Support and Services Agreement, dated as of July 23, 2014, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.30 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.31	Amendment No. 16 to Inventory Support and Services Agreement, dated as of March 20, 2015, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to
Exhibit 10.31 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.32	Amendment No. 17 to Inventory Support and Services Agreement, dated as of April 1, 2018, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.32 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.33	Amendment No. 18 to Inventory Support and Services Agreement, dated as of May 15, 2019, by and between Delta Airlines, Inc. and MN Airlines, LLC (incorporated by reference to Exhibit 10.33 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.34	2002 Master Agreement, dated as of May 1, 2019 between J. Aron & Company LLC and
MN Airlines, LLC (incorporated by reference to Exhibit 10.34 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.35	2002 Master Agreement, dated as of April 12, 2018 between Morgan Stanley Capital Services LLC and MN Airlines, LLC (incorporated by reference to Exhibit 10.35 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.36	Trust Agreement of SCA-1 Intermediate Aircraft Holding Trust, dated as of September 25, 2018, by and among SCA-1 Intermediate Charitable Trust and Wilmington Trust Company (incorporated by reference to Exhibit 10.36 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.37	Third Amended and Restated Stockholders’ Agreement by and among Sun Country Airlines
Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 to
Sun Country Airlines Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021)
10.38	Registration Rights Agreement by and between Sun Country Airlines Holdings, Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.1 to Sun Country Airlines Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021)
10.39†	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.39 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.40†	SCA Acquisition Holdings, LLC Amended and Restated Equity Incentive Plan, dated as of July 1, 2019 (incorporated by reference to Exhibit 10.40 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.41†	Sun Country Airlines Holdings, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.2 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-8 (File No. 333-254371))
10.42†	Form of Option Award Agreement (incorporated by reference to Exhibit 10.42 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.43†	Second Amended and Restated Employment Agreement, dated as of November 7, 2018, by

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit Number	Exhibit Description
and between Jude Bricker and SCA Acquisition Holdings, LLC (incorporated by reference to Exhibit 10.43 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.44†	Employment Agreement, dated as of April 17, 2019, by and between David Davis and MN Airlines, LLC (incorporated by reference to Exhibit 10.44 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.45†	Employment Agreement, dated as of July 1, 2019, by and between Gregory A. Mays and Sun Country, Inc. (incorporated by reference to Exhibit 10.45 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.46	Income Tax Receivable Agreement, by and among Sun Country Airlines, Inc., Sun Country
Airlines Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.3 to Sun Country Airlines Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021)
10.47	Credit Agreement, dated as of February 10, 2021, among SCA Acquisition, LLC, Sun Country,
Inc., the lenders and issuing banks party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.47 to Sun Country Airlines Holdings, Inc.’s
Registration Statement on Form S-1 (File No. 333-252858))
10.48	Securities Purchase Agreement, dated March 7, 2021, among Sun Country Airlines Holdings,
Inc., SCA Horus Holdings, LLC and PAR Investment Partners, L.P. (incorporated by reference to Exhibit 10.48 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1
(File No. 333-252858))
10.49	Securities Purchase Agreement, dated March 7, 2021, among Sun Country Airlines Holdings, Inc., SCA Horus Holdings, LLC and the Blackrock Entities party thereto. (incorporated by reference to Exhibit 10.49 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
10.50	Payroll Support Program 3 Agreement, dated as of April 27, 2021, by and between Sun Country, Inc. and the Department of the Treasury
21.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 21.1 to Sun Country Airlines Holdings, Inc.’s Registration Statement on Form S-1 (File No. 333-252858))
23.1*	Consent of KPMG LLP, independent registered public accounting firm
23.2*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in signature page)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

*
To be filed by amendment.

†
Indicates management contract or compensatory plan.

#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota, on the       day of        , 2021.
Sun Country Airlines Holdings, Inc.
By:	Name: Dave Davis Title: President and Chief Financial Officer

Confidential Treatment Requested by Sun Country Airlines Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Eric Levenhagen and Dave Davis, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Jude Bricker	Chief Executive Officer; Director (Principal Executive Officer)	, 2021
Dave Davis	President and Chief Financial Officer; Director (Principal Financial and Accounting Officer)	, 2021
Patrick Kearney	Director	, 2021
Thomas C. Kennedy	Director	, 2021
Antoine Munfakh	Director	, 2021
Kerry Philipovitch	Director	, 2021
David Siegel	Director	, 2021
Juan Carlos Zuazua	Director	, 2021